Exhibit D

THE REPUBLIC OF TURKEY

This description of the Republic of Turkey is dated as of September 26, 2018 and appears as Exhibit D to the Republic of Turkey’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2017.

FORWARD-LOOKING STATEMENTS

Turkey has made forward-looking statements in this Annual Report on Form 18-K. Statements that are not historical facts are forward-looking statements. These statements are based on Turkey’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. Turkey undertakes no obligation to update any of them in light of new information or future events.

Forward-looking statements involve inherent risks. Turkey cautions you that a number of factors could cause actual results to differ materially from those contained in any forward-looking statements. These factors include, but are not limited to:

•	External factors, such as:

•	interest rates in financial markets outside Turkey;

•	the impact of changes in the credit rating of Turkey;

•	the impact of changes in the international prices of commodities;

•	economic conditions in Turkey’s major export markets;

•	the decisions of international financial institutions regarding the terms of their financial arrangements with Turkey;

•	the impact of any delays or other adverse developments in Turkey’s accession to the European Union; and

•	the impact of adverse developments in the region where Turkey is located.

•	Internal factors, such as:

•	general economic and business conditions in Turkey;

•	present and future exchange rates of the Turkish currency;

•	foreign currency reserves;

•	the level of domestic debt;

•	domestic inflation;

•	the ability of Turkey to effect key economic reforms;

•	the level of foreign direct and portfolio investment; and

•	the level of Turkish domestic interest rates.

RECENT DEVELOPMENTS AND SUMMARY

GENERAL

The Republic’s GDP increased by 5.2% in the second quarter of 2018. See “Recent Developments and Summary — Economic Developments” for more information.

In the wake of the coup attempt of July 15, 2016, over 100,000 people have been detained by public prosecutors pending trial in connection with the failed coup and over 100,000 government officials have been fired from various public institutions by statutory decrees under the state of emergency. In addition, more than 100 media outlets and more than 100 journalists have been detained or arrested. Following the failed coup, there have also been raids on businesses with suspected links to FETÖ. On July 8, 2018, 18,632 personnel from various public institutions were dismissed by a new statutory decree under the state of emergency. With the same decree, 148 people who had been dismissed from their jobs were reinstated. The State of Emergency Commission has received more than 100,000 appeals from those removed from public sector jobs by emergency decree, a portion of which have been reviewed and over 1,000 have resulted in the applicant being allowed to return to work. The state of emergency rule was extended for an additional three months beginning on January 19, 2018, following an advisory decision made by the National Security Council and the Parliament’s approval on January 18, 2018. The state of emergency rule was extended for an additional three months beginning on April 20, 2018, following an advisory decision made by the National Security Council and the Parliament’s approval on April 18, 2018. The state of emergency has not been extended beyond July 18, 2018.

In accordance with EU regulation 462/2013, Standard & Poor’s announced the dates for its release of solicited and unsolicited sovereign credit rating actions with respect to Turkey as February 23, 2018 and August 17, 2018, respectively. Fitch’s announced dates for solicited and unsolicited sovereign credit rating actions with respect to Turkey are January 19, 2018, July 13, 2018 and December 14, 2018. As Moody’s no longer rates Turkey from its European offices and is thus not required to publish a calendar by regulation, Moody’s has not published its calendar for Turkey.

On January 22, 2018, the Government announced an extension to the Credit Guarantee Fund scheme worth TL 55 billion (consisting of the remaining TL 50 billion from last year’s Fund scheme and TL 5 billion from returns). Under the new scheme, TL 25 billion of the total amount is strictly channeled towards industrial companies and TL 15 billion towards exporters. Special guarantee limits have been reserved for agricultural enterprises and female entrepreneurs. On May 18, 2018, the Credit Guarantee Fund introduced a new loan guarantee package of TL 35 billion. This package is allocated for use by enterprises with export operations and foreign exchange earning activities, together with use in business financing.

POLITICAL CONDITIONS

The latest general and presidential elections were held on June 24, 2018. According to the official results announced by the Supreme Election Council on July 4, 2018, President Erdoğan won an absolute majority in the presidential election with 52.59% of the vote. The Justice and Development Party (“AKP”) garnered 42.56% of the votes, the Republican People’s Party (“CHP”), 22.65%, the Nationalist Movement Party (“MHP”), 11.10%, the Peoples’ Democratic Party (“HDP”), 11.70% and the Good Party (“IYI”), 9.96%. Other parties and independent candidates received 2.03% of votes.

The elections results marked Turkey’s transition to an executive presidential system of government, abolishing the prime ministry post, among other constitutional changes. Statutory Decree No. 703, published on July 9, 2018, abolished some laws on the organization and function of some ministries and institutions. Under the decree, the Prime Ministry Undersecretariat of Treasury and the Ministry of Finance were consolidated into a single ministry called the “Ministry of Treasury and Finance” which is the agency with the authority to raise funding in international capital markets on behalf of the Republic.

In the recently established executive presidential system, the cabinet involves the following ministries: Ministry of Treasury and Finance, Ministry of Justice, Ministry of Interior, Ministry of National Education, Ministry of National Defense, Ministry of Health, Ministry of Energy and Natural Resources, Ministry of Environment and Urbanization, Ministry of Culture and Tourism, Ministry of Youth and Sports, Ministry of Transport and Infrastructure, Ministry of Foreign Affairs, Ministry of Labor, Social Services and Family, Ministry of Agriculture and Forestry, Ministry of Industry and Technology, and Ministry of Trade.

The following table sets forth the composition of the Assembly by total number of seats as of September 14, 2018:

Number of Seats
Justice and Development Party (AKP)	290
Republican People’s Party (CHP)	144
People’s Democratic Party (HDP)	67

Number of Seats
Nationalist Action Party (MHP)	50
İYİ Party	40
Felicity Party	2
Democrat Party	1
Grand Unity Party	1
Independent	1

Total	596

Source: The Grand National Assembly of Turkey

FOREIGN POLICY AND INTERNATIONAL RELATIONS

On April 27, 2018, Turkish Foreign Minister Mevlüt Çavuşoğlu visited Brussels to attend the NATO Foreign Ministers Meeting. On July 11-12 2018, President Erdoğan attended the Summit of NATO Heads of State and Government in Brussels.

The European Union and the United Kingdom

On January 5, 2018, President Erdoğan made an official visit to France and had a meeting with French President Macron. During the meeting, Turkey awarded an 18-month contract to the Franco-Italian Eurosam consortium and its Turkish partners for the definition study of the future Turkish Long Range Air and Missile Defense System.

On February 15, 2018, Prime Minister Binali Yıldırım and German Chancellor Angela Merkel met in Berlin. During the meeting, the leaders addressed regional and international issues, including developments in Syria and the fight against terrorism, in addition to bilateral relations.

On March 6-7, 2018, Turkish Foreign Minister, Mevlüt Çavuşoğlu, and German Foreign Minister, Sigmar Gabriel, met in Berlin. During the meeting, the leaders focused on bilateral and regional relations regarding the fight against terrorism.

On March 26, 2018, President Erdoğan attended the Turkey-EU Summit in Varna, Bulgaria. During the visit, the parties exchanged views on Turkey’s European Union membership process and steps to be taken in the future regarding such membership process.

On May 13-15, 2018, President Erdoğan made an official visit to the United Kingdom. President Erdoğan met with Queen Elizabeth II and UK Prime Minister Theresa May. During the joint press conference concluding the visit, President Erdoğan stated that the leaders thoroughly discussed bilateral relations and exchanged views on what can be done to maintain the cooperation between the two countries post-Brexit and to further improve it.

On August 30-31, 2018, Foreign Minister Mevlüt Çavuşoğlu visited Vienna to attend the informal meeting of Foreign Ministers of the EU member and candidate countries. Minister Çavuşoğlu and his Dutch counterpart, Stef Blok, announced that the appointment of the ambassadors will take place as soon as possible in line with the decision on normalization of Turkey-Netherlands relations. On September 7, 2018, Saban Disli was appointed as Turkey’s The Hague Ambassador while the Dutch government appointed Marjanne de Kwaasteniet as the Ankara Ambassador.

In the meeting of the European Council held on June 28-29, 2018, the EU leaders agreed to launch a second €3 billion tranche of the Facility for Refugees in Turkey.

On September 4, 2018, Foreign Minister Mevlüt Çavuşoğlu met with his counterpart German Foreign Minister Heiko Maas in Ankara. During the meeting, the ministers addressed Turkish-German bilateral relations, Turkey’s EU process and current regional and international issues.

United States

On January 3, 2018, a jury in New York federal court found Mehmet Hakan Atilla, a former executive at Turkey’s majority state-owned Halkbank, guilty on charges that included bank fraud, conspiracies to evade U.S. sanctions against Iran and to commit money laundering. He was found not guilty on a money laundering charge. In a statement made after the verdict, counsel for Mehmet Hakan Atilla announced their intent to appeal. Mehmet Hakan Atilla’s sentencing, originally set for April 11, 2018, was first postponed to May 7, 2018 and then to May 16, 2018. On May 16, 2018, a New York judge sentenced Mehmet Hakan Atilla to 32 months in prison for his participation in a scheme to violate U.S. sanctions on Iran.

On February 15-16, 2018, U.S. Secretary of State Rex Tillerson made an official visit to Turkey and had several meetings with President Erdoğan and Minister Çavuşoğlu to discuss prominent issues in the public agenda of Turkey-U.S. relations. According to the joint statement released after the meeting, the two leaders reaffirmed their mutual commitment to each other’s security and defense.

On June 3-4, 2018, Turkish Foreign Minister Mevlüt Çavuşoğlu met with US Secretary of State Mike Pompeo in Washington. During the meeting, the leaders discussed Turkey-U.S. bilateral relations, matters related to the presence of the PYD/YPG and the PKK terrorist groups in the Syrian city of Manbij and other regional matters. According to the joint statement released after the meeting, the ministers endorsed a road map and underlined their commitment to its implementation.

On July 25, 2018, American Pastor Andrew Craig Brunson, who was held in detention in Turkey on charges of committing crimes including spying for the PKK terror group and FETÖ, was moved from prison to house arrest, in accordance with a Turkish court ruling. In response to the detention of American Pastor Brunson, the U.S. Treasury Department sanctioned Turkey’s Ministers of Justice and Interior. On August 3, 2018, President Erdoğan ordered authorities to freeze the assets of two U.S. officials in Turkey. On August 10, 2018, Donald Trump announced on Twitter a doubling of tariffs on steel and aluminum against Turkey.

Russia

On April 3, 2018, President Erdoğan met in Ankara with President Putin, who came to Turkey to attend the Trilateral Summit on Syria and the 7th meeting of the Turkey-Russia High-Level Cooperation Council. During the press conference following the meeting, President Erdoğan stated that they discussed political, military, commercial, economic and cultural aspects of the bilateral relations between the two countries in the meeting.

On August 13-14, 2018 and on August 23-25, 2018, Foreign Minister Mevlüt Çavuşoğlu and Russian Foreign Minister Sergei Lavrov officially met and discussed bilateral issues as well as regional matters, particularly Syria.

Iraq

As of March 23, 2018, Turkey lifted its ban on flights to the Northern Iraqi city of Erbil which had been implemented since September 25, 2017. However, the flight ban to another Northern Iraqi city, Sulaymaniyah, continues.

Syria

On January 29-30, 2018, the Syrian National Dialogue Congress was held in Sochi. Parties at this two-day congress agreed to form a constitutional committee, which will include the Government of Syrian Arab Republic delegation, Opposition representatives in the intra-Syrian talks, Syrian experts, civil society, independents, tribal leaders and women. According to a statement released after the Congress, a final agreement on the mandate and terms of reference, powers, rules of procedure, and selection criteria for the composition of the committee is to be reached in the Geneva process led by the United Nations. On May 14-15, 2018, the ninth round of Astana meetings was held, during which the participants reviewed the implementation of the de-escalation memorandum, as well as the establishment of the Constitutional Committee which was declared at the Syrian National Dialogue Congress. The participants also addressed the issues surrounding the fight against terrorism in Syria and improvement of humanitarian access. On July 30-31, 2018, the tenth round of Astana meetings was held in Sochi. Along with establishing the Constitutional Committee and other ongoing issues regarding Syria, the issue of the Idlib de-escalation area was a main component of the agenda during the meeting.

On April 4, 2018, trilateral summit was held with the participation of Turkish President Erdoğan, Russian President Putin and Iranian President Rouhani. In a joint statement released after the meeting, the three guarantor countries expressed their joint determination to stand against separatist agendas aimed at undermining the sovereignty and territorial integrity of Syria as well as the national security of neighboring countries.

On January 20, 2018, Turkey launched “Operation Olive Branch”, a military operation in Syria’s northern Afrin district along the Turkish-Syrian border to neutralize terrorist elements. “Operation Olive Branch” aims to clear the region of armed forces aligned with the PKK, including the PYD and YPG, that control the territory and who threaten the Republic’s national security and civilians’ safety in the region. Operation Olive Branch has been carried out on the basis of international law, in accordance with the right to self-defense as outlined in Article 51 of the UN Charter and the relevant UN Security Council resolutions 1373(2001), 1624(2005), 2170(2014) and 2178(2014) as well as in full respect of Syria’s territorial integrity. The Republic is continuing its humanitarian efforts to provide shelter to refugees fleeing the conflict in Syria. As of August 13, 2018, 203,300 Syrian refugees occupied accommodation centers throughout Turkey. The current phase of the operation is focused on ensuring security and stability (de-mining, establishing order, local governance and security, return of IDPs and refugees originally from Afrin) based on the principle of “local ownership.”

Palestine & Israel

On May 18, 2018, the Organization of Islamic Cooperation leaders held again an extraordinary summit in Istanbul in response to the developments in the State of Palestine, as a result of the ongoing violence against Palestinian protesters in the Gaza Strip and the inauguration of the U.S. Embassy in Jerusalem.

Africa

On July 25-27, 2018, President Erdoğan attended the BRICS Summit in Johannesburg, South Africa. During the summit, President Erdoğan met with presidents of BRICS countries including President Vladimir Putin of the Russian Federation, President Xi Jinping of China, and President Cyril Ramaphosa of the Republic of South Africa.

On August 15, 2018, President Erdoğan and Emir Sheikh Tamim bin Hamad Al Thani of Qatar exchanged their views on bilateral relations and regional matters during the meeting at the Presidential Complex in Ankara. Qatar’s Emir Sheikh Tamim said that Qatar will rapidly implement an investment package of $15 billion in Turkey.

Asia-Pacific

On July 27, 2018, Foreign Minister Mevlüt Çavuşoğlu went to Singapore for four days to take part in a series of events linked to the Association of Southeast Asian Nations foreign ministers’ meeting.

Azerbaijan

The Trans-Anatolian Natural Gas Pipeline Project (the “TANAP Project”), aiming to transport natural gas produced from Azerbaijan’s Shah Deniz-2 gas field and other areas of the Caspian Sea to Turkey and Europe, was officially launched on June 12, 2018.

ECONOMIC DEVELOPMENTS

The following table sets forth the percentage of GDP represented by type of economic activity (at current prices and expressed in percentages) for the periods indicated:

GDP by Type of Economic Activity (in %)*		2018 Q1	2018 Q2
1.	A- Agriculture, forestry and fishing	2.5	4.0
2.	BCDE- Industry	22.5	22.0
3.	F- Construction	7.9	8.3
4.	GHI- Services	22.6	22.7
5.	J- Information and communication	2.3	2.4
6.	K- Financial and insurance activities	3.7	4.0
7.	L- Real estate activities	7.6	6.8
8.	MN- Professional, administrative and support service activities	5.5	5.2
9.	OPQ- Public administration, education, human health and social work activities	12.4	11.8
10.	RST- Other service activities	2.1	1.9
11.	Sectoral total	89.1	89.1
12.	Taxes-Subsidies	10.9	10.9
13.	Gross Domestic Product (Purchaser’s Price)	100.0	100.0

*	Based on the statistical classification of economic activities in the European Community, NACE Rev. 2

Source: TURKSTAT

The following table sets forth increases or decreases in GDP (in the chain linked volume index and expressed in percentages) for the periods indicated:

GDP growth rates (in %)	Q1	Q2
2018	7.3	5.2

Source: TURKSTAT

In August 2018, CPI increased by 2.30% and domestic PPI increased by 6.60% as compared to the previous months. In August 2018, the Republic’s annual CPI and domestic PPI increased by 17.90% and 32.13%, respectively, as compared to the same month of the previous year.

On July 11, 2018, the Government offered an interest rate of 17.60% for its 10-year Government Bond, compared to 10.62% on July 19, 2017.

The calendar adjusted industrial production index increased by 3.2% in June 2018 compared to June 2017 (year on year).

The following table indicates unemployment figures for the periods indicated:

2018	Unemployment rate (in %)	Number of unemployed
January	10.8	3,409,000
February	10.6	3,354,000
March	10.1	3,210,000
April	9.6	3,086,000
May	9.7	3,136,000
June	10.2	3,315,000

Source: TURKSTAT

On April 9, 2018, a new set of economic incentives worth TL 135 billion (U.S.$33 billion) was announced to support 23 projects by 19 Turkish firms. The new incentives system aims to help manufacture high and medium scale value-added products, narrow the current deficit and increase the share of value-added products in exports. It is estimated that these incentives will add 169,000 jobs to the Turkish economy.

As of July 31, 2018, an amount of TL 306.9 billion has been disbursed under the Credit Guarantee Fund. Annual credit growth increased by 20.9% in 2017, compared to 16.7% in 2016 and 20.4% in 2015.

On September 20, 2018, the New Economy Program covering the 2019-2021 period (the “2019-2021 New Economy Program”) was announced. The main objectives of the 2019-2021 New Economy Program are economic balancing between 2018-2020, fiscal discipline accompanying economic balancing, and transformation in manufacturing and exports with a value-add perspective. The 2019-2021 New Economy Program sets a central government budget deficit target of 1.8% of GDP by the end of 2019, 1.9% of GDP by the end of 2020 and 1.7% of GDP by the end of 2021. In the 2019-2021 New Economy Program, the Government announced that the real GDP growth target is 2.3% for 2019, 3.5% for 2020 and 5.0% for 2021. The central government primary balance to GDP ratio target is a 0.8% surplus for 2019, 1.0% for 2020 and 1.3% for 2021. The general government deficit to GDP ratio target is 1.6% for 2019, 1.7% for 2020 and 1.6% for 2021. The EU defined general government debt to GDP ratio target is 28.5% for 2019, 28.2% for 2020 and 27.2% for 2021. The current account deficit to GDP ratio target is 3.3% for 2019, 2.7% for 2020 and 2.6% for 2021. The domestic savings to GDP ratio target is 25.3% for 2019, 26.3% for 2020 and 26.8% for 2021. The CPI inflation target is 15.9% for 2019, 9.8% for 2020 and 6.0% for 2021. The unemployment target is 12.1% for 2019, 11.9% for 2020 and 10.8% for 2021.

TOURISM

In July 2018, the number of foreign visitors visiting the Republic increased by approximately 11.74% to 5,671,801 as compared to the same month in 2017. Between January and December 2017, the number of foreign visitors visiting the Republic increased by approximately 27.84% to 32,410,034 as compared to the same period in 2016. According to the Turkish Statistical Institute, in the second quarter of 2018, tourism revenues increased by 30.1% compared to the same period of 2017.

EMPLOYMENT AND WAGES

As of May 2018, total civilian employment was approximately 29.1 million of whom approximately 18.8% were employed in agriculture, 19.5% in industry, 7.2% in construction and 54.6% in services sectors. In May 2018, the labor force participation rate was at 53.3%, compared to 53.0% in May 2017. There were approximately 4,131,000 public sector workers at the end of the second quarter of 2018.

As of August 2018, the total asset value of the Unemployment Insurance Fund amounted to TL 124.3 billion. The monthly return of the fund in August 2018 was 0.84%. As of August 2018, approximately 89.05% of the Unemployment Insurance Fund was invested in bonds and 10.95% of the assets were held in deposits.

As of June 2018, the number of pension funds offered to the public equaled 405. The total net asset value of these funds increased to approximately TL 84.1 billion as of June 2018 from TL 70.3 billion in June 2017.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In July 2018, the trade balance (according to provisional data) posted a deficit of U.S.$5.982 billion as compared to a deficit of U.S.$8.879 billion in the same period in 2017. In July 2018, total goods imported (c.i.f.), including gold imports, decreased by 6.7% to approximately U.S.$20.059 billion, as compared to approximately U.S.$21.491 billion during the same period in 2017. In July 2018, the import of capital goods, which are used in the production of physical capital, decreased by approximately 9.0% over the same period in 2017; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, decreased by approximately 4.5% over the same period in 2017; and the import of consumption goods decreased by approximately 15.3% over the same period in 2017. In July 2018, total goods exported (f.o.b.), increased by 11.6% to approximately U.S.$14.077 billion, as compared to approximately U.S.$12.612 billion during the same period of 2017.

According to provisional data, foreign direct investment inflows from Turkey amounted to U.S.$951 million in June 2018.

The following table summarizes the balance of payments of Turkey for the period indicated:

in millions of U.S. dollars*	July 2018
CURRENT ACCOUNT	-1,751
Trade Balance	-4,799
Goods Exports	14,632
Goods Imports	19,431
Services	3,593
Primary Income	-592
Secondary Income	47
CAPITAL ACCOUNT	0
FINANCIAL ACCOUNT	1,232
Direct Investment (net)	-707
Portfolio Investment (net)	279
Assets	-252
Liabilities	-531
Other Investment (net)	-764
Assets	909
Liabilities	1,673
RESERVE ASSETS	2,424
NET ERRORS AND OMISSIONS	2,983

*	Provisional

Source: Central Bank

In June 2018, the volume of crude oil imports decreased by 8.77% compared to June 2017. In June 2018, natural gas imports decreased by 19.04% to 2,922.57 million cubic meters compared to 3,609.89 million cubic meters in June 2017. In June 2018, liquefied petroleum gas imports increased by 10.83% to 325,733.973 tons compared to 293,902.508 tons in June 2017.

As of June 2018, total gross international reserves were approximately U.S.$124,281 million (compared to U.S.$133,607 million as of June 2017). As of June 2018, gold reserves were approximately U.S.$22,836 million (compared to U.S.$18,512 million as of June 2017) and the Central Bank gross foreign exchange reserves were approximately U.S.$75,549 million (compared to approximately U.S.$90,193 million as of June 2017).

As of July 31, 2018, the Central Bank reported contingent liabilities in foreign currency, including commercial banks’ reserve requirements held at the Central Bank, to be approximately U.S.$57,559 million (compared to approximately U.S.$63,414 million as of July 31, 2017). As of July 31, 2018, the Central Bank reported foreign currency loans, securities and deposits to be approximately U.S.$10,657 million (compared to approximately U.S.$11,937 million as of July 31, 2017).

As of September 13, 2018, the Central Bank held approximately TL 29.5 billion in public sector deposits.

MONETARY POLICY

The following table sets forth the quarterly inflation path and uncertainty band for 2018:

Inflation Path Consistent with the Year-End Inflation Target and the Uncertainty Band for 2018

	March	June	September	December
Uncertainty Band (Upper Limit)	7.0	7.0	7.0	7.0
Path Consistent with the Target	5.0	5.0	5.0	5.0
Uncertainty Band (Lower Limit)	3.0	3.0	3.0	3.0

Source: Central Bank

On September 14, 2018, the Central Bank foreign exchange buying rate for U.S. dollars was TL 6.0659 per U.S. dollar.

The following table displays the period-end foreign exchange buying rate of Turkish Lira per U.S. Dollar, Euro, and Japanese Yen and against the U.S. Dollar-Euro currency basket:

Period-End Exchange Rates

2018**
Turkish Lira per U.S. Dollar	6.07
Turkish Lira per Euro	7.10
Turkish Lira per 100 Japanese Yen	5.41
Turkish Lira per Currency Basket *	6.58

*	The basket consists of U.S.$0.5 and €0.5.
**	As of September 14, 2018

Source: Central Bank

In January 2018, the Central Bank released the first-quarter inflation report. The Central Bank revised its inflation forecast for 2018 from 7.0% to 7.9% and for 2019 from 6.0% to 6.5%. The Central Bank stated that the inflation outlook deteriorated in the fourth quarter of 2017 due to rising food prices as well as mounting cost pressures driven by exchange rates and commodity prices. It stated that the elevated levels of inflation and inflation expectations continue to pose risks to pricing behavior. The Central Bank noted that medium-term inflation expectations have not displayed any improvement, yet indicated that upside risks to inflation posed both by wage adjustments and pricing behavior persist. The Central Bank also noted that these risks may hinder expected improvement of the inflation outlook in early 2018. In April 2018, the Central Bank released the second-quarter inflation report. The Central Bank revised its inflation forecast for 2018 from 7.9% to 8.4% and kept 219 unchanged at 6.5%. The Central Bank stated that the annual consumer inflation is projected to fluctuate in the short term due to the lagged effects of exchange rate and oil price developments as well as base effects, while risks are judged to be on the upside. On July 24, 2018, the Monetary Policy Committee evaluated the medium-term inflation forecasts for the July Inflation Report. Accordingly, inflation projections were revised as follows: 13.4% at the end of 2018, 9.3% at the end of 2019, 6.7% at the end of 2020 and stabilizing around 5% over the medium term. The Committee kept the policy rate unchanged and stated that it will monitor pricing behavior, developments in global risk appetite, the contribution of fiscal policy to the rebalancing, and the lagged effects of the monetary policy closely in the coming period. In addition, the Committee noted that it will review the monetary policy stance if these factors deviate from the baseline scenario, depending on the change in the inflation outlook.

On April 25, 2018, the Monetary Policy Committee held a meeting at which it kept the one-week repo auction rate at 8.00%, the overnight borrowing interest rate at 7.25% and the marginal funding rate at 9.25%. However, the Committee increased the late liquidity window overnight lending rate from 12.75% to 13.5%. The Committee stated that recently released data indicated that economic activity maintains its strength, domestic demand continues to expand and external demand contributes positively to exports. The Committee also noted that current elevated levels of inflation and inflation expectations continue to pose risks on pricing behavior and that upside movements in import prices have increased such risks. Accordingly, the Committee decided to implement a measured monetary tightening to support price stability. The Committee also stated that the Central Bank will continue to use all available instruments in pursuit of the price stability objective. The Committee indicated that tight stance in monetary policy will be maintained decisively until inflation outlook displays a significant improvement, independent of base effects and temporary factors, and becomes consistent with the targets. The Committee further stated that inflation expectations, pricing behavior and other factors affecting inflation will be closely monitored and, if needed, further monetary tightening will be delivered.

On May 7, 2018, the Central Bank decreased the upper limit for the foreign exchange maintenance facility within the reserve options mechanism from 55% to 45%.

On May 9, 2018 the Central Bank increased the daily amount of Foreign Exchange Deposits against Turkish Lira Deposits auctions from U.S.$1.25 billion to U.S.$1.5 billion.

On May 23, 2018, the Monetary Policy Committee held a meeting at which it kept one-week repo auction rate at 8.00%, the overnight borrowing interest rate at 7.25% and the marginal funding rate at 9.25%. However, the Committee raised the late liquidity window overnight lending rate from 13.5% to 16.5%. The Committee stated that the recent unhealthy price formations in the markets and the ongoing increase in inflation expectations continue to pose risks to pricing behavior. Against this background, the Committee decided to implement a strong monetary tightening to support price stability. At the meeting, the Committee also agreed to simplify the operational framework in order to enhance the predictability of monetary policy and strengthen the transmission mechanism.

On May 28, 2018, the Central Bank has decided to complete the simplification process regarding the operational framework of the monetary policy by making the one-week repo rate the policy rate which will be equal to the current funding rate (16.50%). The Central Bank also stated that overnight borrowing and lending rates would be determined at 150 basis points below/above the one-week repo rate. The new operational framework took effect June 1, 2018. On June 7, 2018, the Monetary Policy Committee held a meeting during which it raised the policy rate (one-week repo auction rate) from 16.5% to 17.75%. The Committee stated that with the strong policy response at the interim meeting on May 23, 2018 and the simplified operational framework, it has partially restrained the domestic financial market volatility. The Committee also noted that the current elevated levels of inflation and inflation expectations continue to pose risks on pricing behavior. Accordingly, the Committee decided to further strengthen the monetary tightening in June to support price stability.

On June 30, 2018, the Central Bank revised the monthly maximum contractual interest rate for the credit card borrowings as 2.02% for the Turkish Lira and 1.62% for foreign exchange transactions, whereas the monthly maximum overdue interest rate as 2.52% for the Turkish Lira and 2.12% for foreign exchange transactions.

On August 6, 2018, the Central Bank lowered the upper limit for the foreign exchange maintenance facility within reserve options mechanism from 45% to 40% in order to provide liquidity to banks.

On August 13, 2018, the Central Bank introduced Turkish Lira and foreign exchange liquidity management measures in order to support financial stability and sustain the effective functioning of markets. The Bank stated that it will provide all the liquidity the banks need. Turkish Lira liquidity management measures include revision of discount rates for collaterals against Turkish Lira transactions based on type and maturity and increase in foreign exchange collateral deposit limits for Turkish Lira transactions of banks from 7.2 billion Euros to 20 billion Euros. Foreign exchange liquidity management measures include option to borrow foreign exchange deposits in one-month maturity and if deemed necessary increase in foreign exchange deposit limits.

On August 15, 2018, the Banking Regulation and Supervision Agency (the “BRSA”) has made an announcement and indicated that: total notional principle amount of banks’ currency swaps and other similar products (spot and forward foreign currency transactions) with foreign counterparties where at the initial date local banks pay TRY and receive foreign currency, cannot exceed 25% of the bank’s the most recently calculated regulatory equity. In this regard, unless current excess is eliminated, no further transactions of these types could be executed and maturing transactions shall not be renewed. The above mentioned ratio shall be calculated daily on a consolidated and solo basis. The limit was previously set as 50% by the BRSA on its announcement dated August 13, 2018. On August 17, 2018, the BRSA has made another announcement and indicated that, in addition to the swap transactions, forward, option and other similar derivative transactions of banks (other than swaps), in which local banks carry out to receive TRY at the maturity date, have also been included within the scope of the limitation set forth above. Lastly, another BRSA announcement on September 8, 2018, provided an exception and took the transactions of banks with their foreign subsidiaries out of the restriction, on the condition that such subsidiaries are credit or financial entities subject to consolidation with Turkish banks.

On August 17, 2018, the Central Bank signed a Swap Agreement with Qatar Central Bank over Turkish Lira and Qatari Riyal and concluded with an overall limit of 3 billion USD. The Central Bank stated that core objective of the agreement is to facilitate bilateral trade in respective local currencies and support financial stability of the two countries.

On August 29, 2018, the Central Bank doubled the banks’ borrowing limits for overnight transactions at the Interbank Money Market established within the Bank in accordance with its announcement on August 13, 2018.

On August 31, 2018, the Central Bank announced that in addition to the Turkish lira-settled forward foreign exchange sale auctions held at the Central Bank, transactions will also be conducted at the Derivatives Market operating under Borsa İstanbul to contribute to the effective functioning of foreign exchange markets. The Central Bank also announced that Turkish Lira currency swap market has been opened at the Central Bank to increase the efficiency in Turkish Lira and foreign exchange liquidity management. The Central Bank noted that the transactions will be conducted via quotation method with banks authorized in the Foreign Exchange and Banknotes Market within their pre-determined limits.

On September 3, 2018, the Central Bank stated that recent developments regarding the inflation outlook indicate significant risks to price stability and that it will take the necessary actions to support price stability. Accordingly, monetary stance will be adjusted at the September Monetary Policy Committee Meeting in view of the latest developments.

On September 13, 2018, the Monetary Policy Committee has decided to increase the policy rate (one-week repo auction rate) from 17.75% to 24%. The Committee stated that recently released data indicate a more significant rebalancing trend in the economic activity. The Committee also noted that external demand maintains its strength, while slowdown in domestic demand accelerates. The Committee reiterated that tight stance in monetary policy will be maintained decisively until inflation outlook displays a significant improvement. The Committee added that inflation expectations, pricing behavior, lagged impact of recent monetary policy decisions, contribution of fiscal policy to rebalancing process, and other factors affecting inflation will be closely monitored and, if needed, further monetary tightening will be delivered. In addition, the Central Bank announced that the Central Bank funding, which is currently provided through overnight lending, will be provided via one-week repo auctions starting from September 14, 2018.

On September 13, 2018, Decree No. 32 Regarding Protection of the Value of Turkish Currency was amended by the Presidential Decree No. 85. The amendment requires that the transaction value and other payment obligations arising from certain types of transactions, conducted between Turkish residents, are prohibited from being in a foreign currency or to be indexed to a foreign currency. These transactions are (i) sale and purchase of moveable properties and real estate, (ii) all kinds of leasing of moveable properties and real estate including vehicles and financial leasing, (iii) employment, (iv) service and (v) construction. The amendment stipulates that foreign currency values in the transactions executed before the enactment of the Presidential Decree shall be re-determined in Turkish Lira by their parties within 30 days from September 13, 2018. The Ministry of Treasury and Finance is authorized by the Presidential Decree to determine certain exceptions.

BANKING SYSTEM

The banking system in the Republic had a capital adequacy ratio of 16.10 and a relatively low non-performing loan ratio of 3.05% as of July 2018.

As of July 2018, the loan to deposit ratio and net income margin of the banking sector were 126.96% and 0.96%, respectively.

As of September 14, 2018, the RRRs for Turkish Lira deposits/participation accounts were between 4.0% and 7.5% depending on maturity. Furthermore, as of that date RRRs were 10.5% for Turkish Lira demand deposits, notice deposits and private current accounts, and deposits/participation accounts with maturities up to one month and three months (including 1 and 3 months).

On December 1, 2017, the Turkish Banking Regulation and Supervision Agency granted the Bank of China a license to operate in Turkey.

PUBLIC FINANCE AND BUDGET

From January to July 2018, the central government consolidated budget expenditures were approximately TL 460.4 billion (compared to TL 376 billion during the same period of 2017), the central government consolidated budget revenues were approximately TL 415.4 billion (compared to TL 351.7 billion during the same period of 2017), the central government consolidated budget deficit was approximately TL 45 billion (compared to a deficit of approximately TL 24.3 billion during the same period of 2017), and the central government consolidated budget primary deficit was approximately TL 3.0 billion (compared to a surplus of approximately TL 8.4 billion during the same period of 2017).

In July 2018, the central government consolidated budget expenditures were approximately TL 60.7 billion (compared to approximately TL 51.5 billion during the same month of 2017), the central government consolidated budget revenues were approximately TL 61.8 billion (compared to approximately TL 52.5 billion during the same month of 2017), the central government consolidated budget surplus was approximately TL 1.1 billion (compared to a surplus of approximately TL 0.9 billion during the same month of 2017), and the central government consolidated budget primary surplus was approximately TL 9.3 billion (compared to a surplus of approximately TL 6.7 billion during the same month of 2017).

The following table sets forth the details of the central government budget for the periods indicated:

Central Government Budget (Thousand TL)	January- July 2018 (cumulative)	July 2018
Budget Expenditures	460,404,213	60,713,002
1-Excluding Interest	418,453,782	52,569,965
Compensation of Employees	116,198,350	17,629,514
Social Security Contributions	19,247,329	2,858,609
Purchase of Goods and Services	36,930,608	6,217,742
Current Transfers	183,788,756	19,099,433
Capital Expenditures	40,600,936	5,001,569
Capital Transfers	8,647,121	580,130
Lending	13,040,682	1,182,968
2-Interest	41,950,431	8,143,037
Budget Revenues	415,442,556	61,841,866
1-General Budget Revenues	399,432,487	59,910,415
Taxes	349,180,529	54,360,053
Property Income	20,193,042	846,145
Grants and Aids and Special Revenues	1,178,377	91,101
Interest, Shares and Fines	23,786,977	3,968,566
Capital Revenues	4,764,993	619,136
Collections from Loans	328,569	25,414
2-Special Budget Institutions	12,431,703	1,544,041
3-Regularity & Supervisory Institutions	3,578,366	387,410
Budget Balance	-44,961,657	1,128,864
Balance Excluding Interest	-3,011,226	9,271,901

Source: Ministry of Finance

A decree and a communiqué amending Decree No. 32 on Protection of the Value of Turkish Currency (published in the Official Gazette dated August 11, 1989, No. 20249) issued by the Council of Ministers under the Law No. 1567, and the Communiqué on Decree No. 32 on Protection of the Value of Turkish Currency (published in the Official Gazette dated February 28, 2008 and numbered 26801), was published in the Official Gazette dated January 25, 2018. The amendments, which introduce new provisions regarding the utilization of foreign exchange loans, will become effective on May 2, 2018. With the new restrictions, real sector enterprises’ borrowings in foreign currency will be determined according to their revenues in foreign currency. While the enterprises which do not generate revenues denominated in foreign currency will be forbidden from borrowing in foreign currency (certain exceptions may apply), those having foreign currency revenues will be allowed to borrow in foreign currency with some limitations. Further, the new amendment will forbid Turkish households from taking out foreign currency indexed loans.

Law No. 7104 amending the VAT Law and Certain Laws and Law Decree No. 178 was published on the Official Gazette No. 30383 dated April 6, 2018. Law No. 7104 is part of certain structural reforms carried out to incentivize investment, production and exportation. It aims to reduce the financial burden of VAT on enterprises by providing significant incentives, decrease the current account deficit in the medium-term, decrease the size of the informal economy and, thus, contribute to the economic development of Turkey.

PRIVATIZATION

In 2018, the privatization implementations of Turkey amounted to U.S.$1,063.6 million as of July 11, 2018.

The following table sets out a summary of the most significant privatization implementations completed in 2018:

Name of The Company or Asset	Date of Privatization	Amount (U.S. Dollars)
EÜAŞ - Menzelet ve Kılavuzlu HES	3/9/2018	335,004,857

Note: Only privatizations worth U.S.$100 million or more are listed above.

Total privatization proceeds realized by the Turkish Privatization Administration since 1985 amounted to U.S.$69.4 billion as of March 30, 2018.

On February 20, 2018, the Turkish Privatization Administration announced that it would hold tenders in April for the privatization of 14 sugar factories, which were included in the privatization program in 2008. The Privatization Administration of Turkey started to conduct separate tenders to privatize these sugar factories. As of July 16, 2018, six of them have been privatized.

DEBT

The Central Government’s total domestic debt stock was approximately TL 571.3 billion as of the end of July 2018, compared to approximately TL 504.6 billion as of the end of July 2017.

In July 2018, the average maturity of the Republic’s domestic cash borrowing was 67.3 months, as compared to 73.0 months in July 2017. The average annual interest rate on domestic cash borrowing in local currency (including discounted treasury bills/government bonds) on a compounded basis was 17.11% in July 2018, compared to 10.83% in July 2017.

The total gross outstanding external debt of the Republic was approximately U.S.$466,657 million (at then-current exchange rates) at the end of the first quarter of 2018.

The following table summarizes the gross external debt profile of the Republic (at period end):

2018
Gross External Debt Profile (in millions USD)	Q1
GROSS EXTERNAL DEBT	466,657
SHORT-TERM	122,248
Public Sector	24,038
Central Bank	93
Private Sector	98,117
LONG-TERM	344,409
Public Sector	116,824
Central Bank	560
Private Sector	227,025

Source: Ministry of Treasury and Finance

SUMMARY OF KEY ECONOMIC INDICATORS

The following table summarizes the key economic indicators of Turkey for the periods indicated:

	2013	2014	2015	2016	2017	2018
Nominal GDP (billion TL)	1,810	2,044	2,339	2,609	3,105	884	**
Real GDP Growth (%)	8.5	5.2	6.1	3.2	7.4	5.2	**
Unemployment (%)	9.0	9.9	10.3	10.9	10.9	10.2	***
Consumer Price Index (%)	7.40	8.17	8.81	8.53	11.92	17.9	*****
Domestic Producer Price Index (%)	6.97	6.36	5.71	9.94	15.47	32.13	*****
Current Account Deficit (million USD)	63,621	43,597	32,118	32,605	47,170	26,009	****
Public Sector Primary Balance /GDP (%)	0.9	0.5	0.6	-0.6	0.2	-0.5	*
Central Government External Debt Stock (million USD)	85,663	85,163	81,738	82,535	90,239	89,549	****
Public Sector Borrowing Requirement /GDP (%)	0.5	0.5	0.0	1.0	1.8	2.7	*

*	2019-2021 New Economy Program target
**	As of the second quarter of 2018
***	As of June 2018
****	As of July 2018
*****	As of August 2018

Sources: TURKSTAT, Central Bank, Treasury

From April 13, 2018 to September 14, 2018, the Istanbul Stock Exchange National 100 Index (since April 5, 2013 the Istanbul Stock Exchange has carried out its operations under the title of “Borsa Istanbul”) decreased by 13.5%.

DESCRIPTION OF THE REPUBLIC

Turkey has a democratically elected parliamentary form of government. Since its founding in 1923, Turkey has aligned itself with the west and is a member of numerous international organizations, including the North Atlantic Treaty Organization (“NATO”), the Council of Europe, the World Bank, the International Monetary Fund (“IMF”) and the Organization for Economic Cooperation and Development (the “OECD”). Turkey is also an associate member of the EU and a founding member of the European Bank for Reconstruction and Development (the “EBRD”).

Since 1980, the Turkish Government has embarked upon a series of market-oriented reforms which, among other things, were designed to remove price controls and reduce subsidies, reduce the role of the public sector in the economy, emphasize growth in the industrial and service sectors, encourage private investment and savings, liberalize foreign trade, reduce tariffs and promote export growth, ease capital transfer and exchange controls and encourage foreign investment, increase the independence of the Central Bank of the Republic of Turkey (the “Central Bank” and “CBRT”) and reform the tax system. Turkey moved towards full convertibility of the Turkish Lira by accepting the obligations of Article VIII of the IMF Articles of Agreement in March 1990. Turkey has developed a market-oriented, highly diversified economy with growing industrial and service sectors, while retaining a prominent agricultural sector that makes the country largely self-sufficient in foodstuffs. According to the Ministry of Development, in 2017, agriculture, industrial sector and services sector accounted for 6.1%, 20.6% and 61.9% of GDP respectively. The average GDP growth rate during the 2013-2017 period was 6.1%. See “Economy—Services,” “Economy—Principal Industries” and “Economy—Agriculture” for details.

LOCATION, AREA AND TOPOGRAPHY

Turkey, situated at the junction of Europe and Asia, is an important crossroads between Western Europe, the Middle East and Asia. Turkey’s location has been a central feature of its history, culture and politics. Turkey’s land borders extend for more than 2,600 kilometers and are shared with eight countries: Greece and Bulgaria in the west and northwest, Iran in the east, Armenia, Georgia and Azerbaijan in the northeast, and Iraq and Syria in the south.

Turkey’s coastline extends for approximately 7,200 kilometers along the Black Sea in the north, the Aegean Sea in the southwest and the Mediterranean Sea in the south, all of which are connected by the Bosporus, the Sea of Marmara and the Dardanelles.

Turkey has an area of approximately 814,578 square kilometers (inclusive of its lakes), and its topography is varied. Most of the country consists of highland plateau surrounded by mountainous areas which rise toward the east. Climatic conditions differ widely among the regions.

POPULATION

According to estimates of the Turkish Statistical Institute (“TURKSTAT”) and the Ministry of Development, the population of Turkey was 80,810,525 on December 31, 2017. The annual population growth rate for Turkey in 2017 was 1.24%, compared to an annual growth rate of 1.35% in 2016. Turkey’s population is relatively young compared to other European countries, and the transformation of Turkey’s economy from a largely agricultural economy to an industrial and service-oriented economy has led to an increasingly urban population. In 2017, the median age of the population in Turkey was 31.7, with a median age of 31.1 for males and 32.4 for females. Persons of working age, the age group of 15-64, constituted 67.9% of the total population in 2017.

The largest city in Turkey, with a population of about 15.0 million, is Istanbul, the country’s commercial center. Ankara, the capital city of Turkey, with a population of about 5.4 million is the second largest city. Izmir, with a population of about 4.3 million, is third largest. Other cities with populations in excess of one million are (in alphabetical order) Adana, Antalya, Aydin, Balikesir, Bursa, Denizli, Diyarbakir, Gaziantep, Hatay, Kahramanmaraş, Kayseri, Kocaeli, Konya, Manisa, Mersin, Samsun, Sanliurfa, Tekirdağ and Van.

In 2017, total employment was 28,189 million, with approximately 19.4% employed in agriculture, 19.1% in industry and 61.5% in services (including construction). The unemployment rate was 10.9% in 2017. See “Economy—Employment and Wages” for details.

Turkey has made significant progress in improving social welfare over the last decade. Life expectancy increased from an average of 67.4 years in 1990 to an average of 78 years for the period of 2014-2016. The infant mortality rate decreased from 51.5 per thousand live births for the year 1990 to 9.2 per thousand live births for the year 2017. According to the Address Based Population Registration System, the adult literacy rate among individuals aged 6 years and over increased sharply from 80.5% in 1990 to 96.5 in 2016.

Turkey is constitutionally a secular state. The vast majority of the Turkish population is Muslim. There are very small numbers of non-Muslims in Turkey, including Greek Orthodox, Armenian Christians and Jews. The official language of Turkey is Turkish.

GOVERNMENT ORGANIZATION AND POLITICAL BACKGROUND

Overview

A popular nationalist movement began in Turkey before the turn of the 20th century and gathered momentum in the aftermath of World War I. Turkey was declared a republic on October 29, 1923, upon the abolition of the Sultanate. Mustafa Kemal Ataturk was elected as Turkey’s first President. Ataturk instituted a series of sweeping social reforms that have played a central role in the development of modern Turkey. The Constitution of Turkey (the “Constitution”) was adopted in 1924 and provided for an elected Grand National Assembly (the “Assembly”) to be the repository of sovereign power. Executive authority was vested in the Prime Minister and the Council of Ministers (the “Cabinet”). Changes were made in the legal, political, social and economic structure of Turkey, and Islamic legal codes were replaced by Western ones. Ataturk’s reforms and Western orientation continue to be the dominant ideological element in Turkey today.

Turkey’s current Constitution, which was revised and ratified by popular referendum in 1982, contains a system of checks and balances aimed at ensuring a strong central government and reducing factionalism in the Assembly.

On April 16, 2017, a new constitutional reform package was approved in a public referendum. The constitutional reform package included, among other things, the following changes: giving executive powers to the president and vice presidents while abolishing the post of prime minister, lowering the age of candidacy for parliament from 25 to 18, and increasing the number of parliamentarians from 550 to 600.

The package of constitutional amendments allowed the winner of the presidential election to assume full control of the government and transform the parliamentary system into an executive presidential system. Among the executive presidential system related articles in the constitutional reform package, the article that gives the President the right to have a political party affiliation and the articles related to changes in the judicial system became effective immediately. The new executive presidential system became fully effective after the first parliamentary and presidential elections under the new constitution were held on June 24, 2018.

The new Constitution provides for the Assembly and a President. Both presidential and parliamentary elections will be held every five years on the same date. Pursuant to a 2007 amendment to the Constitution, the President is elected by the absolute majority vote of the public. Prior to this amendment, the President was elected by the Assembly. The President is elected for a five-year term, and can serve a maximum of two terms. Under the new presidential system, the President appoints the members of the Cabinet and the Cabinet, chaired by the President, exercises the executive powers of the Government.

The members of the Assembly are elected for five-year terms. The Constitution provides for a system of proportional representation and forbids the formation of political parties based on class, religion or ethnic identity. The Law No. 2839 provides that parties whose nationwide vote in general elections is less than 10% are not eligible for seats in the Assembly. In the case of an alliance of two or more political parties, the total number of these parties’ votes is taken into consideration to meet the 10% eligibility ratio. In this case, these parties’ votes are not taken into consideration individually.

Significant Events

The Turkish military establishment has historically been an important factor in Turkish government and politics, directly interfering with civilian authority three times since 1959 (in 1960, 1971 and 1980). Each time, the military withdrew after the election of a new civilian government and the introduction of changes to the legal and political systems. On July 15, 2016, a coup d’état was attempted against the Government by a faction within the army that is linked to the terrorist group called Fethullah Terrorist Organization (“FETÖ”). The coup plotters attempted to overthrow the Government by seizing control of several key institutions and buildings in Ankara, Istanbul, and elsewhere, but failed to do so as there was strong public opposition against the coup plotters. During the coup attempt, approximately 250 people were killed and more than 2,200 were injured while many government buildings, including the Turkish Parliament and the Presidential Palace, were damaged. On July 21, 2016, the Parliament approved the declaration of a three-month state of emergency, in line with Article 120 of the Constitution, in order to enable the authorities to take swift and effective action against those responsible for the failed coup, which also resulted in the temporary suspension of the European Convention on Human Rights based on Article 15 of the Convention. On August 7, 2016, several million people gathered in Istanbul for an anti-coup rally organized by the Turkish authorities, showing solidarity and political cohesion against the attempt. The President, Prime Minister and the two leaders of the opposition parties participated in the anti-coup rally. On each of October 3, 2016, January 3, 2017, April 18, 2017, July 17, 2017, October 17, 2017, January 18, 2018 and April 18, 2018 the Parliament approved an extension of the state of emergency, declared after the country’s failed military coup, by a further three months. The State of Emergency has not been extended beyond July 18, 2018.

On July 19, 2016, Turkey filed an official request with the United States for the extradition of Fethullah Gülen, Pennsylvania-based leader of the FETÖ, accused of masterminding the failed coup. On August 2, 2016, Turkey filed a second request for the extradition of Gülen. On August 23, 2016, a delegation from the United States visited Turkey to discuss the extradition with officials from relevant government institutions. On August 24, 2016, U.S. Vice President Biden met with President Erdoğan in Ankara to ease tensions between Turkey and the United States over the extradition Gülen. After the meeting, Vice President Biden stated that the United States had no interest whatsoever in shielding anyone who has done harm to an ally but the United States government needs to meet the legal standard requirement under U.S. law. On another visit to the U.S. by the Turkish delegation in September 2016, relevant Turkey and U.S. counterparts re-exchanged views.

Elections & Executive Powers

The most recent local elections for municipalities were held on March 30, 2014. The Justice and Development Party (“AKP”) received 42.87% of the votes cast for the seats in councils of the municipalities. The Republican People’s Party (“CHP”), the Nationalist Action Party (“MHP”) and the Peace and Democracy Party received 26.34%, 17.82% and 4.16% of the votes, respectively.

On May 5, 2016, the Republic’s former Prime Minister Ahmet Davutoglu announced his resignation. On May 22, 2016, the ruling AKP held an extraordinary congress and elected Binali Yıldırım as its new chairman and therefore, as Prime Minister of the Republic. On the same day, President Recep Tayyip Erdoğan accepted the resignation of Prime Minister Ahmet Davutoglu and his cabinet. On May 24, 2016, new Prime Minister Binali Yıldırım formed the 65th Turkish government. Following adoption of the constitutional amendment, on May 21, 2017, President Erdoğan was re-elected as the chairman of the ruling AKP at a party congress and the status of Prime Minister Binali Yıldırım in the party was changed to general vice-president. On July 19, 2017, Prime Minister Binali Yıldırım announced a Cabinet reshuffle, forming the 66th government of the Republic.

The latest general and presidential elections were held on June 24, 2018. According to the official results announced by the Supreme Election Council on July 4, 2018, President Erdoğan won an absolute majority in the presidential election with 52.59% of the vote. The Justice and Development Party (“AKP”) garnered 42.56% of the votes, the Republican People’s Party (“CHP”) garnered 22.65%, the Nationalist Movement Party (“MHP”) garnered 11.10%, the Peoples’ Democratic Party (“HDP”) garnered 11.70%, the Good Party (“IYI”) garnered 9.96%, and other participant political parties and independent candidates garnered 2.03% of votes.

The elections results marked Turkey’s transition to an executive presidential system of government, abolishing the prime ministry post, among other constitutional changes. Statutory Decree No. 703 published on July 9, 2018, abolished some laws on the organizations and functions of some ministries and institutions. Under the decree, Prime Ministry Undersecretariat of Treasury and the Ministry of Finance were consolidated into one ministry and the new ministry was named the “Ministry of Treasury and Finance” and is the agency with the authority to raise funding in international capital markets on behalf of the Republic of Turkey.

In the recently established executive presidential system, the cabinet involves the following ministries: Ministry of Treasury and Finance, Ministry of Justice, Ministry of Interior, Ministry of National Education, Ministry of National Defense, Ministry of Health, Ministry of Energy and Natural Resources, Ministry of Environment and Urbanization, Ministry of Culture and Tourism, Ministry of Youth and Sport, Ministry of Transport and Infrastructure, Ministry of Foreign Affairs, Ministry of Labor, Social Services and Family, Ministry of Agriculture and Forestry, Ministry of Industry and Technology, and Ministry of Trade.

The following table sets forth the composition of the Assembly by total number of seats as of September 10, 2018:

Table 1

Number of Seats
Justice and Development Party	290
Republican People’s Party	144
People’s Democratic Party	67
Nationalist Action Party	50
İYİ Party	41
Felicity Party	2
Democrat Party	1
Grand Unity Party	1
Total	596

Source: The Grand National Assembly of Turkey

Legislation

On May 20, 2016, the Parliament approved a bill that would lift the immunity of deputies from all parties, who faced existing investigations. On June 8, 2016, the related constitutional amendment was published in the Official Gazette. As of July 31, 2017, 12 deputies including the HDP’s co-chairs have been arrested over alleged links to terrorist groups including the PKK. The parliamentary status of two HDP deputies have been removed as they were convicted on terrorism charges, and two other HDP deputies have also lost their seats in the parliament due to “absenteeism” as they have not entered the legislature since October 2016, a month before arrest warrants were issued against them on charges including membership of a terrorist organization and making terrorist propaganda.

On December 10, 2016, a new constitutional reform package was submitted to the Parliament by the AKP ruling party and the MHP opposition party. The constitutional reform package includes among other things the following changes: giving executive powers to the president and vice presidents while abolishing the post of prime minister, lowering the age of candidacy for parliament from 25 to 18 and increasing the number of parliamentarians from 550 to 600. On December 30, 2016, the constitutional reform package was approved by the Constitutional Committee. The constitutional reform package was approved by the Parliament on January 20, 2017 and approved by the President on February 10, 2017. The constitutional reform package was approved in the public referendum held on April 16, 2017. On April 21, 2017, Turkey’s main opposition party filed a court appeal against the electoral authority’s decision to count unsealed ballot papers in the April 16 referendum as valid. Following an unsuccessful appeal to the Supreme Election Council itself, the Council of State (the highest administrative court in Turkey) rejected the opposition party’s petition to annul the High Election Council’s decision on the referendum results on April 25, 2017. According to the official results announced by the Supreme Election Council, on April 27, 2017, the turnout rate was 85.43%. Supporters of the package had 51.41% of the votes cast and opponents had 48.59% of the votes cast. Among the executive presidential system related articles in the constitutional reform package, the article that gives the President the right to have a political party affiliation and the articles related to changes in the judicial system became effective immediately. The new executive presidential system became fully effective after the first parliamentary and presidential elections under the new constitution were held on June 24, 2018.

Some of the most important changes imposed by the executive presidential system are as follows:

•

Article 77. Parliamentary terms are extended from four to five years. Parliamentary and presidential elections will be held on the same day every five years, with presidential elections going to a run-off if no candidate wins a simple majority in the first round.

•

Article 87. The functions of the Parliament are to: prepare, change, and remove laws; accept international contracts; discuss, increase or decrease budget (on Budget Commission) figures and accept or reject the budget in the General Assembly; appoint seven members of the Council of Judges and Prosecutors (“HSK”); and, exercise other powers in the constitution.

•

Article 104. The President becomes both the head of state and head of government, with the power to appoint and remove ministers and the Vice President. The President can issue decrees based on his executive powers. If legislation is enacted on the same topic about which the President issued an executive order, the decree will become invalid and parliamentary law becomes valid.

•	Article 106. The President can appoint one or more Vice Presidents. If the presidency falls vacant, then presidential elections must be held within forty-five days.

•	Article 116. The President and three-fifths of the Parliament can decide to renew elections. In this case, the enactor also dissolves itself until elections.

•	Article 125. The acts of the President are now subject to judicial review.

The articles related to changes to the judicial system are as follows:

•

Article 146. The President used to appoint one judge from the High Military Court of Appeals, and one from the High Military Administrative Court. As military courts are now abolished, the number of judges in the Constitutional Court is reduced to fifteen from seventeen. Consequently, presidential appointees are reduced to twelve from fourteen, while the Parliament continues to appoint three.

•

The High Council of Judges and Prosecutors is renamed to “Council of Judges and Prosecutors.” The number of members is reduced to thirteen from twenty-two and departments are reduced to two from three. Four members are appointed by the President and seven will be appointed by the Parliament. Council of Judges and Prosecutors candidates will need to get two-thirds, or 400, votes to pass the first round and will need three-fifths, or 360 votes in the second round to become a member of HSK. The other two members, the Justice Minister and Ministry of Justice Undersecretary, remain the same.

Judicial Power

Judicial power in Turkey is exercised by courts whose independence is guaranteed by the Constitution. The Constitutional Court (the “Constitutional Court”) decides issues relating to the form and substance of laws, decrees and rules of the Assembly and matters relating to public officials and political parties. The Constitution Court also examines and adjudicates on the merits of individual applications. The High Court of Appeals is the court of last resort for most civil and criminal matters.

FOREIGN POLICY

“Peace at Home, Peace in the World” has been the guiding principle of the Republic’s foreign policy since its foundation in 1923. As a democratic, secular, and economically thriving country located at the center of a strategic and dynamic region, Turkey actively pursues a responsible, constructive, and multidimensional foreign policy. Facing many opportunities and challenges in the surrounding region, Turkey, with its “enterprising and humanitarian foreign policy” seeks to be a positive influence and to help generate stability, security, and prosperity in its region and beyond.

In pursuit of creating and sustaining peace and prosperity in its region, Turkey aims to further develop its relations with neighboring countries through initiatives towards strengthening political dialogue, economic interdependence, and social-cultural interaction among regional countries. One key element of this policy is the principle of regional ownership, fostering an environment where all regional actors can become part of the solution and agree on a common vision based on their shared interests.

Drawing strength from its increased economic and political capabilities, Turkey has been more actively involved in a wider geography and in a wider set of global issues. Turkey has been developing and strengthening its relations bilaterally as well as with regional organizations in Africa, Asia-Pacific, Latin America, and the Caribbean. With 240 diplomatic missions, Turkey has the fifth largest diplomatic network in the world.

As the world’s 17th and Europe’s sixth biggest economy, Turkey actively contributes to global governance efforts at the Group of Twenty (“G-20”) and other multilateral fora. Turkey has also been taking on greater responsibility in global humanitarian and development initiatives. From May 23-24, 2016, Turkey hosted the first-ever UN World Humanitarian Summit in Istanbul. According to the Global Humanitarian Assistance Report, Turkey’s international humanitarian assistance amounted to U.S.$3.9 billion in 2015,U.S.$6.0 billion in 2016, and U.S.$8.07 billion in 2017. The Report also notes that in 2017, Turkey became the largest donor country. Turkey was also the world’s “most generous” humanitarian donor when the ratio of official humanitarian assistance to national income (0.85%) is taken into consideration. Simultaneously, Turkey continues to be the biggest host country according to the UN Refugee Agency figures.

Turkey’s official development assistance (“ODA”) was U.S.$6.18 billion in 2016 and reached U.S.$8.142 billion in 2017, which corresponds to an annual increase of 25.5%. These figures also correspond to 0.79% and 0.95% of Turkey’s GDP for 2016 and 2017, respectively, exceeding the UN’s ODA/GNP target of 0.7% for two consecutive years. The Least Developed Countries (“LDCs”) are a priority in Turkey’s development cooperation. Turkey hosts the UN Technology Bank for LDCs, which was inaugurated on June 4, 2018, marking the achievement of the first Sustainable Development Goals (“SDG”) target of 17.8.

Turkey plays a prominent role in peace building and conflict prevention efforts, acting as a mediator or facilitator in various conflicts around the world and spearheading multilateral initiatives.

Turkey has been an EU member candidate since 1999 and its accession negotiations began in 2005. Membership is Turkey’s strategic priority and Turkey remains committed to the accession goal. The Turkey-EU Customs Union has been in effect since 1996. The EU is currently Turkey’s biggest trading partner. As a candidate country, Turkey also receives Instrument for Pre-Accession funds from the EU.

Strong commitment to human rights, the rule of law and democracy are the guiding principles advocated by Turkish foreign policy. Turkey gives its full support to the protection, promotion, and effective implementation of fundamental human rights in its surrounding region and beyond, as well as making significant contributions to the international standard-setting activities with respect to human rights.

Turkey is party to the core human rights conventions of the UN and cooperates with the international and regional human rights mechanisms. Turkey is also party to the European Convention on Human Rights and to a large number of protocols and other Council of Europe Conventions, including Protocol 6 and 13, abolishing the death penalty in all circumstances.

Over the last decade, a series of comprehensive reforms have been successfully implemented in line with Turkey’s international commitments and aspirations to further improve the standards of human rights, the rule of law and democracy. The country transitioned into a presidential system of government in July 2018. This transition aims to restructure the executive in order to make it more effective. Parliamentary elections were also completed at the end of June 2018, reassuring political stability.

International Organizations

Turkey is a founding member of the UN, the Council of Europe, the European Bank for Reconstruction and Development, the Asia Infrastructure Investment Bank (“AIIB”), the Organization for Security and Cooperation in Europe (“OSCE”) and the Organization of the Black Sea Economic Cooperation (“BSEC”). Turkey is among the 20 biggest contributors to the UN budget, with a contribution of U.S.$25,676,910 in 2017. Turkey has been a member of the Geneva Group since 2014. Turkey is also a member of the North Atlantic Treaty Organization (“NATO”), the Organization for Economic Co-operation and Development, the World Trade Organization, the World Customs Organization (“WCO”), the Organization of Islamic Cooperation (“OIC”), the Islamic Development Bank, the Economic Cooperation Organization (“ECO”), the Conference on Interaction and Confidence Building Measures in Asia, and the Developing Eight (“D-8”) Organization for Economic Cooperation. Turkey hosted the 9th D-8 Summit on October 20, 2017 in Istanbul and assumed the Summit Chairmanship of the D-8 until 2019. In 2019, Turkey will host the 24th Council of Foreign Ministers of ECO and will assume its Chairmanship. Turkey is a founding and active member of the OIC. Turkey hosted the 13th Islamic Summit of the OIC from April 14-15, 2016, in Istanbul and assumed the Summit Chairmanship of the OIC until 2019.

Turkey is a member of the G20 and assumed its presidency on December 1, 2014, announcing its priorities as “Inclusiveness, Implementation, and Investment”. Under the theme of “Collective Action for Inclusive and Robust Growth,” Turkey pursued an ambitious agenda and an intense work plan which, through collective action, paved the way towards achieving the overarching aim of the G20: strong, sustainable, balanced, and inclusive growth. During its G20 Presidency, Turkey organized 60 official meetings. Turkey’s G20 Presidency culminated in the 10th G20 Leaders’ Summit, hosted by the President of the Republic of Turkey in Antalya, from November 15-16, 2015. Turkey handed over the G20 Presidency to China on December 1, 2015.

Turkey is also a member of MIKTA, an innovative partnership established by the Foreign Ministers of five G20 countries (Mexico, Indonesia, South Korea, Turkey and Australia) in September 2013. Since then, MIKTA has held twelve foreign ministerial meetings, several meetings at the levels of senior officials and experts, and carried out exchange programs, workshops, and outreach activities. Turkey assumed the MIKTA Chairmanship in 2017. During its Chairmanship, Turkey continued to build upon previous MIKTA activities and also introduced new activities like the MIKTA Policy Planning Consultation Meetings.

Turkey took over the Chairmanship-in-Office of the BSEC at the 35th Meeting of the Council of Ministers of Foreign Affairs held in Belgrade on December 13, 2016, for the first half of 2017 and hosted the 25th Anniversary Summit of the BSEC at the level of Heads of State and Government in Istanbul on May 22, 2017, among several other meetings at the level of ministers and experts.

Turkey emphasizes the need for dialogue, openness, diversity, inclusive policies in international relations. In this regard, Turkey has assumed leadership roles in endeavors to foster mutual respect and common values among different cultures and religions, including co-sponsoring (with Spain) the UN Alliance of Civilizations.

Turkey has also been active in efforts to contribute to global peace and security through facilitation and mediation. Turkey, together with Finland as Co-Chairs at the Group of Friends of Mediation, has been active at the UN to increase awareness about mediation. The group has promoted four UN General Assembly resolutions on mediation. Turkey also co-chairs a similar group at the OSCE and conducts or supports various mediation efforts in the world. Turkey has also initiated a similar effort at the OIC.

Additionally, Turkey has “observer” or “partner” status at various regional organizations. Turkey also participates in the Union for the Mediterranean. Turkey is a member of the World Bank, the International Monetary Fund, the European Resettlement Fund, the Asian Development Bank, the Multilateral Investment Guarantee Agency, and the Bank for International Settlements and is a participant in the International Convention on the Harmonized Commodity Description and Coding System.

Turkey is one of the founding members of the International Maritime Organization (“IMO”) and has been a member of its Executive Council since 1999. Turkey has intensified its efforts to improve the standards of its merchant fleet and to harmonize its legislation with the EU acquis in areas like maritime safety, fisheries, and shipping. Turkey is also party to major IMO Conventions and Protocols. Turkey has been a member of the International Civil Aviation Organization (“ICAO”) since its foundation and a member of the ICAO Council since 2016. Turkey’s global flag-carrying company, Turkish Airlines, is the largest airline in the world by the number of countries served. Turkey became an Associate Member of the European Organization for Nuclear Research (“CERN”), on May 6, 2015, following Turkey’s ratification of the Associate Member Agreement signed in 2014. Turkey’s Associate Membership strengthens the long-term partnership between CERN and the Turkish scientific community.

Non-Proliferation and Disarmament

Turkey’s security policies prohibit the production and use of all kinds of weapons of mass destruction (“WMD”). Party to all international non-proliferation instruments and export control regimes, Turkey supports their effective implementation in good faith. With a goal of fulfilling the provisions of these instruments and arrangements, Turkey has an enhanced system of export controls in line with the standards of the European Union.

Turkey pursues a comprehensive and integrated policy in its region. Due to its proximity to areas of internal and regional strife, Turkey also closely monitors developments in its region and takes part in collective efforts aimed at containing and reversing alarming trends. In this respect, Turkey supports all efforts towards the establishment of an effectively verifiable zone free of WMD and their means of delivery in the Middle East, as an important confidence building measure that would contribute to the peace, security, and stability in the region.

Terrorism

Turkey has been effectively countering terrorism in all forms through a multidimensional strategy. Turkey has successfully reduced DAESH influence and significantly limited its terrorist activities.

From 2013 to 2017, Turkey has experienced a number of terror-related incidents.

Kurdistan Workers’ Party (“PKK”) (When civilians are among the victims of a PKK attack, the responsibility is claimed by Kurdistan Freedom Falcons, which is a cover for the PKK’s acts of terror against civilians in cities.): By 2017, about more than half of the PKK’s presence in Turkey was eliminated. Its grass-root support has significantly subsided. More importantly, Turkey has deprived the PKK of its capabilities to instigate social unrest. Effective measures against PKK culminated in in-fights and eventually disintegration of the organization. This was best observed in the plummeting numbers of recruits while militants disengaged themselves from the organization. According to official estimates, the level of recruitment fell by 90% in view of Turkey’s measures.

The Turkish National Police foiled a number of attacks. Since the attack against a nightclub in Istanbul on January 1, 2017, no terrorist attack has taken place in any of the metropolitan areas in Turkey to date.

As far as the PKK is concerned, the efficiency of Turkey’s counter-terrorism measures becomes more evident once the numbers relating to casualties and attacks in 2017 are taken into account. In 2015, in more than 1,700 terrorist acts, 88 civilians lost their lives. Despite a reduction in the number of terrorist acts (1,366) in 2016, the casualties rose to 183. These measures started to show their effects in 2017 where the number of terrorist acts and civilian casualties have dropped dramatically, to 179 and 10, respectively.

Islamic State of Iraq and the Levant (“DAESH”): Terror attacks by DAESH in Turkey have taken the lives of 316 citizens in 2017. Turkey has long been at the forefront of efforts to counter DAESH, significantly reducing DAESH’s influence, and narrowing down its terrorist activities.

Turkey continues to be a key stakeholder in the fight against DAESH and foreign terrorist fighters (“FTFs”). To that end, as of December 2017, more than 56,000 people are included on a no-entry list, more than 5,600 foreign nationals suspected of FTF related activity have been deported, and Risk Analysis Units operating at airports have denied entry to more than 6,000 suspected FTFs.

As a member of the Global Coalition Against DAESH, Turkey contributes to the Coalition’s efforts in Syria and Iraq through the use of its own national assets and capabilities. Turkey is co-chairing the Coalition Working Group on Foreign Terrorist Fighters.

Turkey has been conducting military operations against DAESH elements in northern Syria since July 28, 2015. As of the end of 2017, Turkey eliminated almost 4,000 DAESH operatives in Syria, mainly thanks to the Operation Euphrates Shield.

Turkey’s response to these terror threats has been based on the notion of self-defense as outlined in Article 51 of the UN Charter. Turkey will continue to exercise its right to protect the country’s national security. Certain UN Security Council resolutions (No. 1373, No. 2170, and No. 2178) attribute responsibility to countries in the fight against terrorism, specifically in countering DAESH.

Turkey contributed to the Council of Europe Additional Protocol to the Convention on the Prevention of Terrorism, which addresses the phenomenon of foreign terrorist fighters. Turkey signed the Additional Protocol on October 22, 2015; this Protocol entered into force as of June 1, 2018.

Turkey has given its full support to all international efforts to fight DAESH. Turkey initiated Operation Euphrates Shield (“OES”) as a counter-DAESH initiative on August 24, 2016 with the support of the Global Coalition. OES was successfully concluded on March 29, 2017. Supported by the Turkish military, the Free Syrian Army succeeded in clearing an area of 2,015 square kilometers of DAESH presence, clearing Turkey’s border area of DAESH presence, and eliminating 2,647 DAESH members. As of the end of 2017, more than 120,000 Syrians returned from Turkey to the safe areas liberated by OES. DAESH still needs to be eliminated in inland Syria. Turkey is maintaining pressure in cooperation with the Global Coalition.

Turkey takes all necessary measures to prevent returning FTFs and PKK/PYD terrorists to cross its border with Syria, and to transit to other countries. Following the disbursement of DAESH fighters after military operations in Syria, there has been an increased amount of cases pointing to the recruitment of DAESH members by the PYD/YPG.

Human Rights

The three fundamental pillars of Turkey’s reform strategy for setting the necessary basis to ensure full respect for the fundamental rights and freedoms are: (1) adherence to fundamental international human rights conventions, (2) making legislative amendments as necessary, and (3) taking relevant measures for the full implementation of the reforms.

The Human Rights Institution of Turkey was restructured as the Human Rights and Equality Institution of Turkey in accordance with the Law published in the Official Gazette on April 20, 2016, and assumed new mandates in the area of anti-discrimination in addition to its existing duties.

Turkey is faced with severe and multiple security challenges emanating from various terrorist organizations including FETÖ, PKK, Revolutionary People’s Liberation Party/Front, and DAESH. Effective measures are deemed indispensable not only for security considerations, but also to protect the rights of Turkey’s democracy and its citizens. After the coup attempt of July 15, 2016, a State of Emergency was declared and Turkey duly resorted to the right of derogation from the obligations in the European Convention on Human Rights and the International Covenant on Civil and Political Rights (“ICCPR”). While derogation brings limitations to the exercise of certain rights and conditions enumerated under these treaties, it is not a suspension of the treaties. The State of Emergency has not been extended beyond July 18, 2018 where Turkey lifted its derogations for European Convention on Human Rights and ICCPR.

Effective domestic remedies are in place for reviewing measures. Review boards have been established within public institutions and the former Prime Ministry to assess the complaints of those who believe they have been wrongfully suspected in the anti-terrorism probes. In addition to already existing national remedies, be they judicial or administrative, an Inquiry Commission on the State of Emergency measures was established in January 2017 as a domestic legal remedy. As a result of remedial actions taken by the relevant authorities, more than 43,000 have been reinstated and 360 private entities have been allowed to function again as of July 2018. The Inquiry Commission on State of Emergency Measures was recognized as a domestic remedy by the European Court of Human Rights. Since its inception, the Commission has received 108,000 applications. It issued around 17,000 decisions as of May 2018.

INTERNATIONAL RELATIONS

The European Union

Turkey has been linked to the EU by an Association Agreement since 1964 and as contemplated in the Association Agreement, a Customs Union was established in 1995. The European Council granted “candidate country” status to Turkey in December 1999 and the accession negotiations began in October 2005.

The Accession Partnership (“AP”) Document for Turkey was approved by the Council of the European Union on March 8, 2001. On March 19, 2001 the Turkish Government adopted its National Program for the Adoption of the Acquis (“NPAA”), which enumerates the measures Turkey would take in order to adopt the AP. The AP was revised in 2003, 2006 and 2008 by the EU, which was followed by the revisions of NPAA by Turkey. The AP has not been revised by the EU since 2008. Therefore, taking into account the latest EU Acquis, Turkey prepared its own Acquis alignment roadmap called the National Action Plan (“NAP”), which covers 2016-2019. Other than screening the harmonization of the Turkish legislation with that of the EU through NAP, the incorporation of the EU legislation into Turkish legislation and its implementation is done through the work of the Association Community and its sub-committees.

Accession Negotiations

Turkey’s EU accession process is conducted in 35 chapters. During the negotiation process, chapters are opened depending upon the candidate country’s fulfillment of opening benchmarks, if any, which are determined by the EU Council. Chapters are provisionally closed depending upon the candidate country’s fulfillment of closing benchmarks, which are also determined by the EU Council. A negative opinion expressed by one or more member states can block the opening or closing of a chapter.

Turkey started its accession negotiations on October 3, 2005. On December 11, 2006, the EU suspended the negotiations on 8 chapters requiring that the fulfillment of Turkey’s commitments under the Additional Protocol be the opening benchmark for those 8 chapters and closing benchmark for all chapters. In 2006, France put blockages on opening 5 chapters and lifted them all gradually On December 8, 2009, Greek Cypriots declared that the unilateral “normalization” of relations was a precondition for progress in 6 chapters and therefore, blocked the negotiations on those chapters.

From 2006 until 2010, 13 chapters were opened to negotiations and one was provisionally closed.

From 2012 to 2015, Turkey’s accession negotiations slowed significantly. Only Chapter 22 (Regional Policy and Coordination of Structural Instruments) was opened to negotiations on November 5, 2013. The Syrian crisis, beginning in 2015, and associated irregular migration changed the frequency of communication and helped put Turkey-EU relations back on track. In October 2015, following a meeting between President Erdoğan, Donald Tusk, President of the European Council, Martin Schulz, President of the European Parliament, and Jean-Claude Juncker, President of the European Commission, Turkey, and the EU agreed to re-energize Turkey’s accession process at the Turkey-EU Summit of November 29, 2015.

Chapter 17 (Economic and Monetary Policy) was opened to negotiations on December 14, 2015.

Turkey and the EU also agreed to complete the preparatory work for the opening of Chapter 15 (Energy), Chapter 23 (Judiciary and Fundamental Rights), Chapter 24 (Justice, Freedom and Security), Chapter 26 (Education and Culture) and Chapter 31 (Foreign, Security and Defense Policy), in the first quarter of 2016 and to start the preparations regarding the remaining chapters. By September 2016, Turkey had completed the preparatory work and sent its contribution to the Commission. As of the end of 2017, the Commission had finalized and submitted the screening reports for Chapters 15 and 31 to the EU Council for approval, Turkey had not received any screening reports for Chapters 23 and 24, and the Commission had prepared the EU’s Common Position Paper and sent it to the EU Council for its endorsement so that the negotiations on Chapter 26 could begin.

At the Turkey-EU Summit of March 18, 2016, the parties decided to open Chapter 33 (Financial and Budgetary Provisions) and negotiations opened in Brussels on June 30, 2016.

Although no chapter can be closed due to the EU Council Decision of December 11, 2006, two chapters (Chapter 20 (Enterprise and Industry) and Chapter 21 (Trans-European Networks)) are ready to be closed with regard to technical benchmarks. Moreover, the European Commission has also confirmed the fulfillment of seven closing benchmarks of five chapters.

As of July 2018, sixteen of Turkey’s EU accession negotiation chapters are open, one chapter (Chapter 25 (Science and Research)) is provisionally closed, and fourteen chapters remain blocked by the EU Council and Southern Cyprus.

Turkey is ready to revive the accession process and proceed with the negotiations. Although the migration deal brought the two sides closer, the failed coup attempt of July 15, 2016, and its aftermath had a cooling effect.

The meeting between President Erdoğan and EU Presidents Tusk, Juncker, and Tajani, during the NATO Meeting on May 25, 2017 in Brussels, sowed the seeds for a constructive political dialogue. A calendar of meetings to be held between the EU and Turkey was scheduled. Political Dialogue Meetings at the Directors Level were held on June 13, 2017 in Brussels, between the representatives of Turkey and the EU.

Another meeting was hosted by Bulgaria on March 26, 2018 in Varna, the Bulgarian Prime Minister Borissov, President Recep Tayyip Erdoğan, and the Presidents of the European Council and the European Commission, attended. At the meeting, Turkey’s candidacy to join the EU was confirmed by the leaders. Also at the meeting, Turkey set out its expectations on counter-terrorism, visa liberalization, the Voluntary Humanitarian Admission Scheme, the refugee facility for Turkey, the modernization of the Customs Union, and the Cyprus issue and reminded the EU of its remaining obligations arising from the Agreement dated March 18, 2016. Turkey shared with the EU a roadmap stating the concrete actions to be taken to guide the parties towards a constructive dialogue. As a result, the European Commission visited Turkey in May 2018 to discuss the remaining benchmarks of the visa liberalization process.

Efforts to Accelerate Accession Negotiations

(1) Turkey’s New EU Strategy

Turkey’s New EU Strategy (“EU Strategy”), was publicly announced on September 18, 2014. The EU Strategy rests on three pillars: (1) determination in the political reform process, (2) continuity in socio-economic transformation, and (3) effectiveness in communication.

The first pillar of the strategy involves the political reform process. The Reform Action Group (“RAG”) monitors political reforms and takes an active role contributing to the preparation, adoption, and implementation phases of reform. Three RAG meetings have been held thus far: on November 8, 2014, February 20, 2015, and December 11, 2015.

The second pillar of the EU Strategy is socio-economic transformation in Turkey, which is a continual process, essential to fostering and consolidating democracy. Accordingly, a two-phase National Action Plan for EU Accession has been established, which focuses, among other things, on proper enforcement of relevant legislation to further raise the living standards of Turkish citizens. Initially, the National Action Plan was implemented in two phases, with the first phase covering the period between November 2014 and June 2015 and the second phase covering the period between June 2015 and June 2019. In the first phase of the National Action Plan, seven laws were ratified, 72 secondary legislations became effective, and 20 administrative measures were established. However, some legislation and administrative measures were left untouched due to time constraints. Thus, the Directorate for EU Affairs opted to update the National Action Plan, incorporating and rescheduling the elements of the first phase that had been pending with the elements of the second phase which have yet to be addressed. As a result, the updated National Action Plan for EU Accession was publicly announced on February 26, 2016, covering the 2016-2019 period.

The National Action Plan for EU Accession covering the 2016-2019 period, establishes the steps that Turkey will take to align with the EU Acquis in 33 chapters in terms of legislative and administrative measures.

To ensure that new legislation is drafted in line with the EU Acquis, the Prime Ministry issued a Circular on September 25, 2014, which delineates the role of the Directorate for EU Affairs in the accession process and requires that any draft legislation prepared by a public institution with the purpose of EU Acquis alignment be sent to the Directorate for EU Affairs for its opinion.

The third pillar of the EU Strategy, Turkey’s EU Communication Strategy, was announced on October 16, 2014. The EU Communication Strategy has two dimensions. The first dimension covers communication within the country, which aims to contribute to the domestic perception of the EU accession process as a modernization project, improving living standards of Turkish people. The second dimension of the strategy addresses the European public opinion. It aims to ensure an increased presence of Turkey’s membership on the EU agenda and to bolster support for Turkey’s EU membership by informing EU citizens of the facts about Turkey to overcome misperceptions. The second dimension also highlights the “win-win” situation of Turkey’s future EU membership with an emphasis on contributions Turkey will make to the EU.

Accordingly, the Directorate for EU Affairs hosted Civil Society Dialogue meetings in thirteen different cities, including İstanbul (on November 26, 2014), İzmir (on February 19, 2015), Konya (on March 18, 2015) Adana (on March 24, 2015), Bursa (on April 22, 2015), Antalya (on April 28, 2015), Samsun (on December 24, 2015), Eskisehir (on January 7, 2016), Ankara (on January 26, 2016), Kayseri (on February 24, 2016), Gaziantep (on March 16, 2016), Hatay (on April 28, 2016), and Erzurum (on May 17, 2016). Hundreds of Civil Society Organizations (“CSOs”) representing businesses, universities, different interest groups, and local administrations were invited and more than 25,000 representatives participated in the meetings. During these meetings, CSOs expressed their views about Turkey’s EU accession process and shared their opinions and recommendations on how to establish a better dialogue between the participants and the public sector and encourage participation in every aspect of the process. The meetings created a forum not only for the CSOs’ voices to be heard, but also for the Directorate to explain to the CSOs the goals of the EU Strategy. In addition, the meetings provided information regarding the EU funds available for the CSOs’ development and promoted civil society dialogue between Turkey and the EU.

In 2016, the Directorate for EU Affairs launched a new civil society initiative, the Turkey-EU Civil Society Meetings, which aims to foster dialogue between Turkish journalists, academics, and business circles and their European counterparts. The first meeting took place in Brussels on November 29, 2016, followed by further meetings in Berlin on December 14-15, 2016, in London on January 9- 10, 2017, in Madrid on September 27-29, 2017, and in Paris on December 20-21, 2017 with the participation of more than 250 representatives of media, academia and businesspersons. These meetings provided an opportunity for direct contact between Turkish and European civil society representatives and to gather valuable feedback. The “Combatting Racial and Religious Discrimination in the UK and Throughout Europe” meeting was organized in London on September 13, 2017. At this meeting, the Minister of EU Affairs and Chief Negotiator Ömer Çelik came together with prominent British academics, writers, Muslim and Jewish community leaders, and media representatives to exchange views on the rising levels of religious and racial discrimination and shared opinions on combatting this threat.

(2) Sub-Committees

Eight sub-committees to the Association Committee were established by Decision No. 3/2000 of the European Community-Turkey Association Council on April 11, 2000. The subcommittees were established before the accession negotiations and remained a mechanism to harmonize the EU Acquis. They, however, lacked the capabilities needed to effectively respond to the challenges of the negotiation process after 2005.

Therefore, Turkey and the European Commission agreed on a new chapter-based methodology for sub-committee meetings. Sub-committee meetings employing this new methodology began in 2015 after a nearly three-year break. The chapter-based structure of sub-committees facilitated the technical negotiation process by managing the opening and closing benchmarks regardless of political blockages thereby increasing the motivation of public institutions. With this new methodology, Turkey expects to be informed via official letters from the Commission on the progress made with respect to the relevant benchmarks following the sub-committee meetings regularly held throughout the year.

The EU-Turkey Association Committee is established by Association Council Decision 3/64. The Association Committee meets regularly to discuss technical issues arising from the implementation of the Association Agreement (“Ankara Agreement”). A meeting was held on November 28, 2017 in Brussels, in which the Association Committee addressed the association relations and latest developments in Turkey’s EU accession process. Additionally, the EU-Turkey Joint Parliamentary Committee (“JPC”) held its 77th meeting in Brussels on April 26, 2018. The JPC exchanged views on EU-Turkey relations and the state of play of the accession negotiations, EU-Turkey economic operation, and security challenges. JPC is an important platform for inter-parliamentary debate regarding the developments in the EU and Turkey, as well as progress achieved in the relations.

(3) Dialogue Platforms

Both Turkey and the EU have agreed to have comprehensive regular High Level Political Dialogue meetings at Ministerial/High Representative/Commissioner level in addition to the other regular meetings.

The first Turkey-EU High Level Political Dialogue meeting between representatives of Turkey and the EU was held on January 25, 2016, the second meeting was held on September 9, 2016 and the third was held on July 25, 2017. The Turkey-EU High Level Transport Dialogue meeting was held on November 27, 2017 in Brussels after the dialogue process was revitalized in the official visit of Violeta Bulc, Member of European Commission Responsible for Transport, to Turkey on July 5-6, 2017. On November 28, 2017, a Turkey-EU counter-terrorism consultation was held in Ankara.

Turkey and the EU agreed to launch a High Level Economic Dialogue (“HLED”) in the first quarter of 2016.The first meeting was held on April 25-26, 2016 in Turkey and the second meeting was held in Brussels on December 8, 2017.

The HLED aims to further enhance the economic relations, which have been significantly improved as a result of the Customs Union between the EU and Turkey, through developing a mutual understanding of economic policies and structural reform agendas. In the first part of an HLED meeting, officials from the Commission and Turkish Government and representatives of major Turkish and European business communities come together and focus on how to create a better business environment and deepen bilateral trade and investment links. In the second part of an HLED meeting, ministerial-level discussions are held regarding the outlook for the EU and Turkish economies and the need for an ambitious reform agenda. International financial institutions including the European Investment Bank, the European Bank for Reconstruction and Development, and the Council of Europe Development Bank, also participate in the HLED meetings. The next HLED meeting will be held in Turkey in the second half of 2018.

To enhance Turkey-EU cooperation for securing and diversifying energy supplies and to ensure competitive energy markets, the High Level Energy Dialogue was also launched and held its first meeting on March 16, 2015. Turkey is a natural energy hub between the energy resources of the Middle Eastern and Caspian Regions and the EU energy markets. Turkey’s development as an energy hub would be beneficial to both Turkey and the EU. The second High Level Energy Dialogue meeting was held in İstanbul on January 28, 2016 with the participation of H.E. Berat Albayrak, Minister of Energy and Natural Resources, and H.E. Miguel Arias Canete, Commissioner responsible for Climate Action and Energy. The main agenda items of the meeting were energy policy priorities, electricity and gas connections, energy efficiency, cooperation on renewable energy and nuclear energy, and the opening of Chapter 15 (Energy) to negotiations.

Political Reforms

New democratic institutions have been established to create notable improvements in the institutionalization of human rights. To make the Human Rights Institution of Turkey (established by Law No. 6332 published in the Official Gazette No. 28339 on June 30, 2012) more effective, the Law on Human Rights and Equality Institution of Turkey was adopted and entered into force on April 20, 2016. The purpose of this Law is to protect and promote human rights, secure the right to receive equal treatment, prevent discrimination, and fight against torture and ill-treatment effectively. The Institution operates as national preventive mechanism within the framework of the provisions of Optional Protocol to the UN Convention against Torture and Other Cruel, Inhuman or Degrading Treatment or Punishment. With the adoption of the Law on Settlement of Some Applications Made to the European Court of Human Rights through Compensation, which was published in the Official Gazette on January 19, 2013, a domestic legal remedy has been introduced which provides for compensation for persons who have applied to the European Court of Human Rights (“ECHR”) on the grounds of (a) excessively long civil, criminal or administrative trials, or (b) delayed or deficient implementation or non-implementation of courts’ decisions. The implementation of the individual application system to the Constitutional Court, which is a domestic legal remedy for the violation of individual rights and freedoms guaranteed by the Constitution and the ECHR through acts, operations or negligence of public authorities, started on September 23, 2012. With the adoption of the Law on Personal Data Protection on April 7, 2016, the Personal Data Protection Authority was established and the right to data protection has been guaranteed.

The Action Plan for Prevention of Human Rights Violations became effective on March 1, 2014. The Action Plan contains concrete objectives towards finding solutions through a timetable in areas in which European Convention on Human Rights are violated.

The Democratization Package announced on September 30, 2013, proposed comprehensive reforms for further improvement and enjoyment of a wide spectrum of civil and political rights. The package included allowing political discourse in languages and dialects other than Turkish, facilitating local organization of political parties, enabling education in languages and dialects other than Turkish in private schools, lifting restrictions on renaming villages and the use of letters Q, X, W, ending the ban on women wearing headscarves in public service, enacting a comprehensive anti-discrimination legislation, and ensuring that possible motives based in bigotry are considered an aggravating circumstance in criminal proceedings. The Law Amending Certain Laws for the Enhancement of Fundamental Rights and Freedoms was adopted on March 2, 2014, fulfilling legal and administrative arrangements required by the Democratization Package.

In the first half of 2016, Turkey took several crucial steps to become a party to regional and international conventions in the field of fundamental rights and freedoms by ratifying over a dozen conventions and protocols, which range from the processing of personal data to the prevention of the financing of terrorism. Some of these steps also constituted some of the requirements of the Visa Liberalization Roadmap towards a visa-free regime for Turkey. The approval of these conventions and protocols strengthened the fundamental rights and freedoms in Turkey.

The Law on International Judicial Cooperation in Criminal Matters was adopted by the Turkish National Grand Assembly on April 22, 2016 and entered into force on May 5, 2016. This Law facilitates the implementation of the provisions of international agreements in the field of international judicial cooperation in criminal matters of domestic law.

After five years of implementation, the Judicial Reform Strategy, which aims to further strengthen the independence, impartiality, efficiency, and effectiveness of the judiciary, was renewed on April 17, 2015.

Within the framework of the previous Strategy, Turkey has adopted six Judicial Reform Packages beginning in 2011. The amendments to the legislation were introduced to strengthen independence and impartiality and increase the effectiveness of the judiciary as well as to reduce the backlog of cases.

With the constitutional amendment of April 2017, military courts have been abolished and, thus, the dual structure of the judiciary in Turkey (civil versus military jurisdiction) has ended.

The Regional Courts of Appeal has been operational as of July 20, 2016, and guarantees the right to a fair trial. The number of criminal cases received by the Court of Cassation was reduced by 85% and the number of civil cases was reduced by nearly 75%, strengthening the role of Court of Cassation and the Council of State as case-law identifier courts.

The By-law on Determination and Implementation of Targeted Time Periods for Investigation, Prosecution and Trial entered into force on September 1, 2017.

A preliminary evaluation process was introduced before the investigation to ensure respect of the presumption of innocence by the Decree Law of August 25, 2017. Thus, the new mechanism protects people from abstract and ill-founded accusations and from being labelled as a criminal as a result of an insignificant denunciation.

As an annex to the Prime Ministry’s Circular No. 2016/10, the Action Plan on Enhancing Transparency and Strengthening Fight Against Corruption for the years 2016-2019 was published in the Official Gazette on April 30, 2016. The Action Plan includes extensive legal and administrative measures, in line with Group of States against Corruption recommendations, in order to enhance transparency in public life.

The National Action Plan on Violence against Women for the years 2016-2019 was adopted in December 2016. The Provincial Commission for Coordination, Monitoring and Evaluation for Combating Violence against Women, which was established in 2016, convenes every six months under the chairmanship of the Governor, with the highest level of participation of relevant institutions in 81 provinces.

The Strategy Paper and Action Plan on Roma People for the years 2016-2021 was published in the Official Gazette on April 30, 2016. The Minister of Family and Social Policy issued a circular for the establishment of the Monitoring and Evaluation Board of the National Strategy Paper on Roma People in February 2017. The first meeting of the Monitoring and Evaluation Board was held on February 23, 2017 in Ankara.

With regard to children’s rights, Turkey ratified the Optional Protocol to the Convention on the Rights of the Child on a Communications Procedure in December 2017. The National Programme for the Elimination of Child Labor for the years 2017-2023 was approved by the Minister of Labor and Social Security on March 9, 2017.

With regard to the rights of persons with disabilities, the National Plan of Action on Persons with Autism Spectrum Disorder for the years 2016-2019 was published in the Official Gazette on December 3, 2016.

With the Law on Labor Courts entering into force on October 25, 2017, mediation for labor disputes became mandatory.

Significant steps have been taken to enhance the dialogue with different faith groups. Ministers and Government officials have been continuously holding meetings with the representatives of religious communities to address their problems. The Prime Minister met with the religious leaders and representatives of different faith groups twice in the first half of 2015.

In the wake of the July 15, 2016 coup attempt by Fethullah Terrorist Organization which claimed the lives of 241 people, Turkey has achieved some reforms regarding civil-military relations, an area previously criticized by the EU. The Gendarmerie General and Coast Guard Commands now report to the Ministry of Interior. The Service Commands report to the Ministry of National Defense. The composition of the Supreme Military Council has changed and now has more civilian members. Additionally, all of the Decree Laws published during the state of emergency were adopted by the Parliament in mid-February 2018 and are now open to judicial review.

An Inquiry Commission on the State of Emergency Measures (the “ICSEM”) was established by Decree No. 685 and published in the Official Journal No. 29957 on January 23, 2017. As of July 17, 2017, the ICSEM started to accept applications lodged by persons who were dismissed or discharged from the public service or private sector, students who were ex-matriculated, and retired military personnel whose ranks were dismissed through decree-laws under the state of emergency. The ICSEM was established to review, reassess, and make decisions with respect to these applications in a transparent manner. The decisions of the ICSEM are subject to judicial review. The ICSEM has been accepted as a legal domestic remedy by the European Court of Human Rights. The members of the ICSEM have legal, administrative, financial, and criminal immunity in matters related to their duties to ensure that they can fulfill their duties without any interference.

Visa Liberalization Dialogue

The launch of the Visa Liberalization Dialogue on December 16, 2013, was an important point in Turkey-EU relations. The Readmission Agreement was signed on the same day. Steps towards ensuring timely completion of the Visa Liberalization Dialogue and effective implementation of the Turkey-EU Readmission Agreement are being taken together with all the relevant Turkish institutions and with the collaboration of the European Commission.

The Visa Liberalization Dialogue is based on a Roadmap towards a visa-free regime with Turkey setting out the requirements it needs to meet in order to enable the European Parliament and the Council to amend Regulation (EC) No 539/2001 which would allow Turkish citizens holding a biometric passport in line with EU standards to travel for short stays in the Schengen area without a visa. The 72 requirements listed in the Roadmap are organized in five thematic groups: (1) document security, (2) migration management, (3) public order and security, (4) fundamental rights, and (5) readmission of irregular migrants. The European Commission reports regularly to the Council and the Parliament on Turkey’s progress in fulfilling the Roadmap requirements.

On October 20, 2014, the Commission adopted its First Report on progress. The First Report assessed the fulfillment of each requirement and issued recommendations for making further progress. After the publication of the First Report, high-level meetings of the Visa Liberalization Dialogue were held between Turkey and the Commission on February 26, 2015, and December 14, 2015. The Commission organized seven technical missions to Turkey between April and July 2015, involving experts from Member States, the Commission, Frontex, the European Asylum Support Office, Europol, and the EU Delegation to Turkey to study Turkey’s legislation and administrative practices and evaluate possible progress made in implementing the requirements of the Roadmap. In addition, two meetings of the Joint Readmission Committee took place on July 15, 2015 and January 19, 2016 to assess the implementation of the EU-Turkey Readmission Agreement.

At the Turkey-EU Summit on November 29, 2015, Turkey and the EU agreed to accelerate fulfillment of the Roadmap and the Second Report was adopted by the Commission on March 4, 2016. According to the Second Report, Turkey fulfilled 19 out of 72 requirements/benchmarks in the Roadmap. The Third Report was published on May 4, 2016. In the Third Report, the Commission stated that Turkey fulfilled 65 out of 72 benchmarks in the Roadmap. The European Commission also presented the proposal to amend Regulation (EC) No 539/2001 to lift the visa requirement for Turkish citizens on the understanding that Turkey will fulfill outstanding benchmarks of the Roadmap. The fulfillment of the 65 benchmarks has been confirmed at the other regular reports of the Commission.

Regarding the remaining benchmarks, Turkey shared its work plan with the European Commission on February 7, 2018. A meeting between Turkish authorities and the European Commission representatives regarding the work plan in Ankara on May 31, 2018. At the meeting, both parties agreed to continue the work on remaining benchmarks.

Harmonization with the EU Acquis

Turkey continues its reform process in every field of the Acquis. In 2017 alone, 12 primary and 130 secondary legislative enactments were made targeting the harmonization process with the EU Acquis. From 2013 to until 2017, 86 primary and 669 secondary legislations related to the Acquis have been incorporated into Turkish Legislation.

The Law No. 6475 on Postal Services was published in the Official Gazette No. 28655 on May 23, 2013, which provides for guaranteed uninterrupted postal service, regardless of geographical areas, for all users throughout Turkey at an affordable price. With this Law, the Information and Communication Technologies Authority was designated as an independent regulator of the postal sector. This Law also narrowed the scope of postal monopoly by opening the market to more than one operator, helping to liberalize the sector.

On March 30, 2013, Law No.6446 on the Electricity Market became effective, abolishing all sectorial restrictions on foreign ownership in the privatization of electricity distribution and general assets.

The Law on Prevention of Financing of Terrorism was adopted on February 16, 2013. With this Law, the crime of financing terrorism has been redefined to be in line with international conventions and arrangements. The freezing of assets has been introduced to Turkey’s legal system as an administrative protective measure, and procedures and principles related to the implementation of this measure have been established.

Payment and Securities Settlement Systems, Payment Services and E-Money Institutions Law No.6493 entered into force on June 27, 2013. The Law was prepared in line with Turkish commitments to the EU alignment process. It regulates the payment and securities settlement systems, payment services, payment service providers, and e-money institutions.

Law No.7018 on the approval of the ratification of the Protocol amending the Council of Europe Convention on Mutual Administrative Assistance in Tax Matters was adopted and published in the Official Gazette No. 30071 on May 20, 2017. It allows for the exchange of information, simultaneous tax inspections, cooperation in notifications, and the collection of revenues among signatory states.

In the banking sector, between September 2015 and March 2016, Turkey completed the Regulatory Consistency Assessment Program of Basel Committee. The Turkish banking sector regulations and legislation were reviewed in terms of compliance with the Basel standards and were determined to be in full compliance with current Basel standards. Regarding the banking supervisory and regulatory arrangements and requirements applied to financial institutions, Turkey was declared an “equivalent third country” by the European Commission on December 20, 2016.

Alignment with the EU Acquis has been achieved by the update of share prospectuses’ formats used in public offerings on January 12, 2016. Upon the request of the Capital Markets Board of Turkey to the European Securities and Market Authority (“ESMA”) to recognize equivalency of Turkish share prospectuses under EU legislation, ESMA stated that a prospectus drawn up according to Turkish laws and regulations can constitute a valid prospectus under the Prospectus Directive in its opinion dated February 8, 2016.

Turkey ratified the Convention on Cybercrime of the Council of Europe on April 22, 2014. The convention entered into force on January 1, 2015. This Convention will better implement limitations on illegal internet content, since it streamlined current regulations and provides a sound framework for the use of internet.

Law No. 6461 on Liberalization of Turkish Rail Transport Sector entered into force on May 1, 2013. It liberalizes the rail transport market by opening it to competition and separating the functions of infrastructure managers and railway undertakings.

As a result of the decision of the Constitutional Court, on June 11, 2015, related to the Law on Trade Union and Collective Labor Agreement (adopted on November 7, 2012), the activity threshold entitling trade unions to engage in collective labor agreements was set at 1%. The Constitutional Court (1) on October 22, 2014, removed the precondition of being employed in an establishment with thirty or more workers and having a minimum seniority of six months for workers to apply to the court for termination of the contract because of trade union affiliation, and (2) on October 20, 2015, nullified the provision preventing public employees working in the administrative organization of the Turkish Grand National Assembly from being members of a trade union.

On April 20, 2016, the Law on Human Rights and Equality Institution was adopted. This Law sets the general basis for combating discrimination in Turkey, which also aims to transpose the EU Acquis concerning anti-discrimination on grounds of race and ethnic origin in every area of life and anti-discrimination in employment on grounds of religion, belief, disability, and age. The Human Rights and Equality Institution will act as an equality body, as required by the EU Acquis.

On June 25, 2015, a new Turkish Industrial Strategy Paper for the years 2015- 2018 was published which aims to meet the closing benchmark for Chapter 20 (Enterprise and Industrial Policy).

The Additional Protocol to the Council of Europe Convention on the Prevention of Terrorism, which was signed by Turkey on October 22, 2015, entered into force on June 1, 2018

On January 28, 2014, the Human Rights Institution was declared the “national preventive mechanism” under the Optional Protocol to the Convention against Torture and Other Cruel, Inhuman or Degrading Treatment or Punishment, which entered into force on June 15, 2011.

With the amendment of the Turkish Criminal Procedure Law and Law on Execution of Penal and Security Measures, as of January 2013, a defendant can opt to make his or her oral defense in his or her preferred language after the indictment is read and the merits on charges are presented.

On April 11, 2013, the Law No. 6458 on Foreigners and International Protection entered into force which is the framework legislation on regular and irregular migrants, foreigners, refugees, and asylum seekers in Turkey and established the General Directorate of Migration Management under the Ministry of Interior. Based on this Law, International conventions and the EU Acquis, the By-law on Procedures and Principles Regarding Obligations of Air Carriers (November 7, 2015), the By-law on Combatting Human Trafficking and Protection of Victims of Human Trafficking (March 7, 2016), and the By-law on the Implementation of the Law on Foreigners and International Protection (March 17, 2016), were established and implemented.

Law No. 6892 corresponding to the ratification of the Convention for the Protection and Promotion of the Diversity of Cultural Expressions was adopted and published in the Official Gazette No. 30018 on March 25, 2017.

On November 19, 2015, the By-law on the Procedures and Principles of the Implementation of Turkish Qualifications Framework was adopted. Subsequently the Communiqué related to the Turkish Qualifications Framework, which is the annex of the By-law, was published in the Official Gazette No. 29581 on January 2, 2016. Hence, alignment with the EU Recommendation on the establishment of the European Qualifications Framework for lifelong learning (2008/C 111/01) was fulfilled.

On December 9, 2016, TURKSTAT announced that the national accounts had been revised in accordance with ESA 2010. In accordance with the new ESA 2010 standards, administrative registers were integrated to GDP estimates, previous GDP data was re-calculated, supply and use tables for 2012 were prepared, and regional and institutional sector accounts were revised.

Law No. 6769 on Industrial Property which replaced the Decree Laws on trademarks, patents, designs, and geographical indications was published in the Official Gazette No. 29944 on January 10, 2017. The Law aims to achieve further alignment with the EU Acquis and enhance the institutional capacity of the Turkish Patent and Trademark Institution.

Implementation of the Southeastern Anatolia Project (“GAP”) for development continues. GAP includes a wide array of investment products from agriculture to health, education, and transportation. Within the framework of the GAP Action Plan Phase II for the years 2014-2018, almost TL 26.7 billion (approximately U.S.$12.5 billion) is allocated to the region. Moreover, Konya Plain, Eastern Black Sea, and Eastern Anatolia development action plans were adopted and have been implemented by their respective development administrations.

The 2010-2014 Anti-Corruption Strategy and its Action Plan has been completed successfully. Turkey is committed to fighting corruption pursuant to the principles of the 2010-2014 Anti-Corruption Strategy.

On June 24, 2011, the Financial Action Task Force (the “FATF”), an inter-governmental global standard setting body responsible for developing and promoting policies to combat money laundering and terrorist financing (“AML/CFT”), identified Turkey among the jurisdictions that have strategic AML/CFT deficiencies. In response, Turkey demonstrated significant progress in combating AML/CFT issues through both legislation and policy implementation and addressed the deficiencies identified by the FATF. The FATF released a Public Statement on Turkey in October 2014. In that Statement, the FATF noted Turkey’s significant progress in improving its AML/CFT regime and that Turkey has established the requisite legal and regulatory framework to meet its commitments in its action plan regarding the deficiencies that the FATF had identified in February 2010. Turkey is, therefore, no longer subject to the FATF’s monitoring process under its on-going global AML/CFT compliance process.

Turkey has been evaluated by the FATF three times during its time as an FATF member country, which began in1991. Following Turkey’s exit from FATF’s monitoring process for the third round of mutual evaluations in 2014, Turkey has commenced preparations for a fourth round of FATF mutual evaluations in accordance with new FATF standards. On October 21, 2016, a Prime Ministry Circular was published in the Official Gazette No. 29864 relating to organizational issues surrounding assessing AML/CFT risks and preparations for a new FATF evaluation. Accordingly, Turkey has taken several measures to ensure its compliance with the new FATF standards. The Financial Crimes Investigation Board (“MASAK”) has been authorized to coordinate the preparations.

Turkey has passed several legislative amendments in order to bring Turkey’s AML/CFT regime into compliance with FATF’s standards. Measures have been taken to prevent criminals from holding management positions at real estate agencies, as required under Article 6(1)(5) of the Regulation on Trade of Immovables (Official gazette No. 30422 on June 5, 2018), and similar measures have been taken with regards to Authorized Exchange Offices, as required under Article 6(1)(d)(2) of the Communique No. 2018-32/45 (Official Gazette No. 30317, January 30, 2018). Additionally, relevant data and statistics have been gathered from the judicial, law enforcement, and administrative authorities that have supervision, inspection and regulation powers with regard to AML/CFT issues. Common risk factors were then identified through a holistic analysis of this data. The most common risk factors were then evaluated and prioritized based on this analysis. The National Risk Assessment (“NRA”) Project, which aims to identify, analyze, and evaluate money laundering and terrorist financing risks, was launched. The first draft has been prepared and is scheduled to be shared with stakeholders in 2018 in order to finalize the NRA process. The fourth round of FATF’s mutual evaluation of Turkey began in June 2018.

In addition to Turkey’s efforts in respect of AML/CFT, the Regulation on Principles and Procedures Regarding Electronic Notification System of the Financial Crimes Investigation Board went into effect on March 30, 2015, through its publication in the Official Gazette No.29311. This regulation has made it possible for MASAK to communicate with most Turkish financial institutions electronically.

The EU Twinning Project on the effectiveness of the AML/CFT, of which MASAK was the primary beneficiary, officially started on March 1, 2015. The Project aimed to strengthen the efficiency and effectiveness of the legal, institutional and technical frameworks of AML/CFT. The project was completed on August 1, 2017.

Progress Reports

Since 1998, the European Commission annually publishes its regular Progress Reports on Turkey, as well as the Enlargement Strategy Paper, which evaluate developments in all candidate and potential candidate countries.

The 2013 Progress Report on Turkey and the 2013-2014 Enlargement Strategy Document were published by the European Commission on October 16, 2013. The Report comprehensively described the political reforms undertaken in Turkey during the previous year. The Report also emphasized the Turkish Government’s determination regarding the continuation of democratization and political reforms and, in this context, referred to the Democratization Package published on September 30, 2013, as well as to the steps taken concerning the judiciary reform and ongoing work on the new Constitution. The Report stated that the process in Turkey that aims to end armed terrorist attacks and the activities of the PKK constitutes a milestone and continues to generate the support of the EU. The Report also referred to Turkey’s active role in foreign policy.

The 2014 Progress Report on Turkey and the 2014-2015 Enlargement Strategy were published on October 8, 2014. The Report specifically references Turkey’s positive actions implementing legislation within the Democratization Package framework and praises Turkey’s constructive approach outlined in the Solution Process. The Report indicated that the adoption by Turkey of the Action Plan on Prevention of ECHR Violations was a critical step in the democratization process. The humanitarian assistance provided by Turkey to 1.5 million Syrians fleeing violence across the border was also praised in the Report. The Report also indicated that the growth of the economy since 2011 affirms the strength and resilience of the economy against the global economic shocks. With regard to alignment with the EU Acquis, the Progress Report confirmed that progress has been made at various levels in 30 of the 35 negotiation chapters. The Progress Report also indicated that Turkey has reached advanced level of alignment in 26 of these chapters.

The 2015 Progress Report on Turkey and EU Enlargement Strategy were published on November 10, 2015. The Report refers to the positive developments in cooperating on foreign and security policy, including counter-terrorism, the Joint EU-Turkey Action Plan for refugees and migration management, the High Level Energy Dialogue, modernization and extension of the Customs Union, and visa liberalization. The humanitarian aid and support provided to millions of refugees from Syria and Iraq was also praised in the Report. The Report confirmed that the high turnouts at the general elections in June and November are a clear sign of the strength of Turkish democracy. The Report criticized the judicial system, rule of law, and freedom of expression, assembly and the media. With regard to the economic criteria, the Report indicates that there is an increasingly high level of commercial and economic integration between Turkey and the EU. It also underlined that Turkey has a functioning market economy, noting Turkey’s high capacity to deal with competitive pressure and market forces despite some macroeconomic imbalances. The Report recommended accelerating structural reforms for long-term growth. With respect to the alignment with the Acquis in the past year, the European Commission has confirmed that Turkey has achieved various levels of progress beyond what was achieved in 2014, in 27 Chapters out of 35.

The 2016 Progress Report on Turkey and the EU Enlargement Strategy were published on November 9, 2016. The Report noted the positive developments in cooperation on foreign and security policy, including counter-terrorism, the Joint EU-Turkey Action Plan for refugees, and migration management. The humanitarian aid and support provided to millions of refugees from Syria and Iraq was also praised in the Report. In the Report, the EU condemned the coup attempt and expressed its unconditional support for the democratic institutions in Turkey. The Report criticized the judicial system, rule of law, and freedom of expression, assembly and the media. With regard to the economic criteria, the report highlighted the economic development of Turkey and the existence of a functioning market economy within the framework of Copenhagen criteria. It noted that the advanced economic integration between Turkey and the EU continued to develop and that Turkey had become the fifth largest trade partner of the EU. The section of the report on “the ability to assume the obligations of membership”, which is an important dimension of the Turkey-EU accession process confirmed the Turkish Government’s political determination in the process of harmonization with the EU Acquis. With regard to alignment with the EU Acquis, the progress report confirmed that progress has been achieved at various levels in 26 of the 35 chapters. With reference to the overall level of alignment, the progress report indicated that the alignment is advanced in 30 of the chapters.

The Commission published the Enlargement Strategy and Progress Report covering the 2017 year (the “Report”) on Turkey and EU Enlargement Strategy on April 17, 2018. The Report noted that Turkey is a key partner for the EU and a candidate country, with which dialogue at high level and cooperation in areas of joint interest have continued, including support to Syrian refugees. The Report underlined the high-level visits and Leaders’ meetings in May 2017 and March 2018. It praised the high-level dialogues on foreign and security policy, counter terrorism, energy, transport, and economy. The Report commended that Turkey continue to make outstanding efforts to provide shelter over 3.5 million refugees from Syria and approximately 365,000 refugees from other countries. The Report underlined that the cooperation with the EU on migration continued to deliver concrete and remarkable results in reducing irregular and dangerous crossings and in saving lives in the Aegean Sea. The Report condemned the attempted coup of July 2016 and acknowledged Turkey’s need to take swift and proportionate action. The Report noted that Turkish economy is well advanced and considered Turkey a functioning market economy. Turkey remains the fifth largest trade partner of the EU and the EU is the first largest trade partner of Turkey. It stated that the economy, supported by government stimulus measures, achieved strong growth in 2017, however, remains vulnerable unless Turkey addresses macro-economic imbalances, conducts further structural reforms, and improves the business environment. The Report confirmed that Turkey has made progress and has a good level of preparation to cope with the competitive measures and market forces within the EU. It underlined that Turkey’s economy is well-integrated with the EU market in terms of both trade and investment. The Report underlined importance of the Commission’s proposal to the Council for an extension and modernization of the EU-Turkey Customs Union, which would be mutually beneficial. Regarding Turkey’s ability to assume the obligations of membership in the EU, the Report noted that Turkey continues to align with the Acquis albeit in a limited pace. The Report confirmed that progress has been achieved in 20 chapters and further indicated that in 22 chapters, Turkey’s alignment with the Acquis is good.

Economic Criteria

The European Commission has considered Turkey a functioning market economy in all its annual Progress Reports since 1998. The recent Progress Reports have highlighted Turkey’s robust financial sector, public finances, and resilience of the Turkish economy, with a special emphasis on its sustained growth rate despite a difficult international economic environment.

In January 2018, Turkey submitted its Economic Reform Program (“ERP”) for the 2018-2020 period, which replaced the Pre-Accession Economic Program. The ERP was prepared based on the 2018-2020 Medium Term Program.

The Turkish economy grew by 8.5% in 2013, 5.2% in 2014, 6.1% in 2015, 3.2 % in 2016, and 7.4% in 2017. According to the ERP, Turkey’s economy is expected to grow 5.5 % in 2018, 2019, and 2020. The year-end consumer price inflation rate was 7.4% in 2013, 8.2% in 2014, 8.8% in 2015, 8.5% in 2016, and 11.9% in 2017. According to ERP, inflation is expected to be 7.0% in 2018, 6.0% in 2019, and 5.0% in 2020. Turkey’s unemployment rates were 9.0% in 2013, 9.9% in 2014, 10.3% in 2015, and 10.9% in 2016 and 2017. Unemployment rate is expected to decrease to 10.5% in 2018, 9.9% in 2019, and 9.6% in 2020. Current account deficit/GDP ratio figures were, 6.7% in 2013, 4.7% in 2014, 3.7% in 2015, 3.8% in 2016, and 5.6% in 2017. ERP forecasts the current account deficit/GDP ratio as 4.3%, 4.1%, and 3.9% in 2018, 2019, and 2020, respectively.

Updating of the Customs Union

For Turkey, the Customs Union is considered a stepping stone supporting and complimenting the accession process, rather than an alternate path to Turkey’s EU membership. The reason Turkey entered into such an asymmetric structure was that there was an expectation of EU membership within a foreseeable period of time. Because Turkey has yet to achieve EU membership and the systemic problems within the Customs Union continue to exist, Turkey and the EU have agreed to update the Customs Union.

With the updated package, Turkey expects sound and sustainable solutions to the structural problems due to the asymmetries of the Customs Union and an extension of trade relations to new areas which will boost bilateral trade relations. Turkey’s main expectations are the removal of existing barriers hindering free movements of goods such as road quotas and inclusion of Turkey in EU’s policymaking mechanisms in areas directly related with the Customs Union which would enable Turkey to benefit simultaneously from the Free Trade Agreement concluded by the EU.

The European Commission asked the Council for a mandate to launch negotiations regarding the modernization of Turkey-EU Customs Union on December 21, 2016. Once the Commission is granted the mandate, the negotiations are expected to be launched.

Financial Assistance

The Instrument for Pre-Accession Assistance (“IPA”) is the main financial instrument for providing EU support in implementing reforms to move towards EU membership. Financial assistance under the second period of IPA covering the years 2014-2020 (“IPA II”) is given for the following four specific objectives: (a) support for political reforms, (b) support for economic, social and territorial development, (c) strengthening the ability of the beneficiary country to fulfill the (future) obligations stemming from membership in the EU by supporting progressive alignment with the EU Acquis, and (d) strengthening regional integration and territorial cooperation.

Under these four main objectives, EU’s pre-accession support addresses the ten priority sectors as Democracy and Governance, Rule of Law and Fundamental Rights, Environment, Transport, Energy, Competitiveness and Innovation, Education, Employment and Social Policies, Agriculture and Rural Development, and Territorial Cooperation. These priorities are the basis for sector programs promoting not only political but also structural reforms, allowing more targeted assistance and improving the impact of financial assistance.

The pre-accession funds allocated to Turkey between the years 2014-2020 amount to €4.45 billion.

In order to use these funds, financing agreements between the European Commission and Turkey are required to be signed. The Financing Agreements of the Programmes for the years 2014-2017 have been signed and entered into force. Approximately half of the funds allocated under IPA II are now being implemented by their respective line ministries which were entrusted with the budget implementation task by the European Commission.

EU Process at the Local Level

In accordance with the Ministry of Interior Circular No. 2010/6 of January 26, 2010, the EU Provincial Advisory and Steering Committees were formed, one Deputy Governor was appointed as the Provincial EU Permanent Contact Point, and EU Offices were established in 81 provinces. The Deputy Governors chair the committees’ meetings and also disseminate EU-related information throughout the provinces. Between 2013 and 2017, more than 200 meetings have been held across Turkey.

The local offices of the Directorate for EU Affairs in Istanbul, İzmir, and Antalya work closely with the EU Offices and act as a guide through harmonization and implementation of the EU Acquis at the local level by both implementing EU projects and carrying out different activities targeting public institutions, local administrations, and CSOs. The Technical Assistance to the Directorate for EU Affairs for Strengthening the Capacity of Grassroots NGOs and Public-CSO Cooperation at Local Level Project was carried out by the Izmir and Antalya local offices in 2017. The global objective of the project was to strengthen the role and coordination of the Directorate for EU Affairs in capacity building of local grassroots NGOs and strengthening public-Civil Society Organizations cooperation at a local level in accordance with the EU accession process. Nearly €190 million have been allocated to the Civil Society sub-sector for IPA II period and the Directorate for EU Affairs continued programming activities for this sub-sector working in close cooperation with potential beneficiary institutions during 2017. This technical assistance project entailed two main components: training activities (including capacity building) and communication activities.

Also in 2017, preliminary activities were carried out for the new EU-funded project Town Twinning between Turkey and the EU which is expected to be implemented at the local level with the participation of the Ministry of Interior, the Union of Provinces, and the Union of Municipalities of Turkey. The overall objective of the project is to increase administrative capacity at a local level in Turkey’s EU accession process.

Changes at the Ministry of EU Affairs/Directorate for EU Affairs

On July 15, 2018, the “Ministry of EU Affairs” was restructured and reorganized by Presidency Decree No 4 published in the Official Gazette No. 30479 and affiliated under the Republic of Turkey’s Ministry of Foreign Affairs and given the new title “Directorate for EU Affairs”.

The United States

As allies within NATO and strategic partners for over 65 years, Turkey and the United States enjoy a relationship of fundamental importance based on shared values and interests, as well as the desire to promote peace, stability, and prosperity around the globe. The relationship between Turkey and the United States at NATO has historically been a testament to broader solidarity, partnership, and cooperation between the two countries. This strong pillar is also representative of the strong contribution the two countries made to the security and defense of Europe and beyond.

Turkey and the United States together face a host of international challenges of major significance. Turkey-U.S. cooperation makes substantial contributions to efforts aimed at achieving global and regional peace, stability and prosperity. The United States is Turkey’s main military export-import partner. While defense ties form the bedrock of the relationship between the two countries, there have also been improvements in bilateral trade and economic relations.

Turkey and the United States cooperate on a wide range of issues and complex international challenges such as the fight against terrorism, the Syrian conflict, Iraq and the migration crisis, energy supply security, nuclear non-proliferation, and global economic developments.

Numerous bilateral high-level visits have occurred in recent years. The visit of former Prime Minister, now President Erdoğan to Washington, D.C. in May 2013, brought about a fresh impetus to Turkey-U.S. relations. This visit reaffirmed that Turkey and the United States share a common set of foreign policy priorities and that they have the common will to strengthen their cooperation with a view to addressing the challenges of the 21st century.

Between 2014 and 2017, high-level visits and contacts between Turkey and the United States intensified. Foreign Minister Çavuşoğlu met with the former United States Secretary of State Kerry in several occasions, including the Meeting of the Global Coalition to Counter ISIL in London in January 2015, the Association of Southeast Asian Nations (“ASEAN”) Foreign Ministers’ Meeting in Malaysia in August 2015, the UN General Assembly in 2015, the G-20 Summit in Antalya in October 2015, and the NATO Foreign Ministers’ Meeting in Brussels in December 2015. Minister Çavuşoğlu met with Secretary of State Kerry during his visit to Washington in May 2015. President Erdoğan met with President Obama during the G-20 Antalya Summit and the World Climate Summit in Paris.

United States former Vice President Biden visited Turkey in January and August 2016 and former Secretary of Defense Ashton Carter in October 2016. Foreign Minister Çavuşoğlu paid a working visit to the United States from March 27-29, 2016. He also accompanied President Erdoğan during his visit to the United States to attend the Nuclear Security Summit held in Washington, D.C. from March 31 to April 1, 2016. During the visit, Minister Çavuşoğlu met with former United States Secretary of State Kerry and the President’s former National Security Advisor Susan Rice to discuss bilateral relations and regional issues. In September 2016, President Erdoğan met with President Obama during the G-20 Summit in Hangzhou and Vice President Biden in New York during the UN General Assembly.

Foreign Minister Çavuşoğlu visited Washington in January 2017 to participate in the presidential inauguration ceremony of U.S. President Donald Trump. High level contacts and visits continued during the rest of 2017. Former U.S. Secretary of State Rex Tillerson paid a visit to Turkey in March 2017 and met with Foreign Minister Çavuşoğlu and was received by President Erdoğan. Upon President Trump’s invitation, President Erdoğan paid a visit to Washington from May 15-16, 2017. Following this visit, President Erdoğan and President Trump met on May 25, 2017 in Brussels during the NATO Summit and in July 2017 during the G20 Summit in Hamburg. During the 22nd World Petroleum Congress, former U.S. Secretary of State Tillerson paid a visit to Turkey and met with Minister Çavuşoğlu on July 9, 2017.

In September 2017, President Erdoğan met with President Trump in New York during the 72nd UN General Assembly. Former Prime Minister Binali Yıldırım visited Washington and New York from November 7-10, 2017 to hold meetings with U.S. Vice President Mike Pence. Foreign Minister Çavuşoğlu and former U.S. Secretary of State Tillerson held a bilateral meeting in December 2017 during the meeting of NATO Foreign Ministers in Brussels.

From 2012-2014, the United States issued a waiver to Turkey from certain U.S. extraterritorial sanctions against Iran that otherwise might have applied by reference to Turkish imports of Iranian crude oil. The waiver was later superseded by additional sanctions relief under the Joint Plan of Action with Iran, enabling Turkey, among other countries, to continue purchasing its then-current average amounts of such crude oil from January 20, 2014 forward, subject to the non-involvement of the U.S. financial system and other U.S. elements in those transactions. As of January 16, 2016, which was “Implementation Day” under the Joint Comprehensive Plan of Action agreed with Iran in July 2015, the relevant U.S. extraterritorial sanctions against Iran were lifted, leaving in place only the primary sanctions that prohibit the involvement of U.S. elements in Iran-related oil transactions. The U.S. Administration withdrew from the Joint Comprehensive Action Plan May 8, 2018 and re-started imposing sanctions on Iran as of August 7, 2018 in some sectors. The second batch of sanctions in energy sector will enter into force on November 4, 2018. Turkey has officially requested exemptions from the U.S. Administration regarding the sanctions to be imposed on Iran. Negotiations on this issue are still ongoing. Nevertheless, as of August 2018, TÜPRAŞ, the sole importer of crude oil from Iran, has already reduced its imports from Iran by almost 50% compared to the same period last year.

The United States is one of the major trade partners of Turkey. The bilateral trade volume between Turkey and the United States was U.S.$20.7 billion in 2017. Turkish exports to the United States reached U.S.$8.6 billion in 2017 (compared to U.S.$5.6 billion in 2013, U.S.$6.3 billion in 2014, U.S.$6.4 billion in 2015, and, U.S.$6.6 billion in 2016), mainly composed of iron and steel, road transportation vehicles, and textile fiber and its products. The total import volume was U.S.$12.1 billion in 2017 (compared to U.S.$12.5 billion in 2013, U.S.$12.7 billion in 2014, U.S.$11.1 billion in 2015, and U.S.$10.9 billion in 2016). Iron ore and metal scraps, textile fiber, and other transportation vehicles are the major import items of Turkey from the United States.

Approximately 1,809 U.S. companies have invested in or do business in Turkey. Between 2012 and 2017, U.S. companies invested U.S.$3.27 billion in Turkey. The United States ranks second in inflows behind the Netherlands. U.S. investments amounted to U.S.$171 million in 2017. The U.S. Chamber of Commerce has chosen its second overseas representative mission to be located in Istanbul.

In 2011, Turkey was designated as one of the “Next Tier” economies in the “New Export Strategy” of the United States, along with Colombia, Indonesia, Vietnam, Saudi Arabia, and South Africa.

Turkish-American Business Council, established in 1985, is the first business council established under the auspices of Foreign Economic Relations Board of Turkey.

There are several mechanisms established for bringing economic trade and investment relations to a level proportionate to political and security relations between the two countries, such as the Framework for Strategic Economic and Commercial Cooperation (signed in 2010) (the “FSECC”), the FSECC Business Council (launched in 2011), the Economic Partnership Commission (which held its 11th meeting in 2015), and the Trade and Investment Framework Agreement (signed in 1999 and held its 10th meeting from September 12-13, 2017).

Russia

Intense bilateral political dialogue between Turkey and Russia has continued in 2017. While Turkey and Russia differ on a number of international issues such as Crimea, Georgia, and Nagorno-Karabakh, the two countries keep their channels of dialogue open and cooperate where possible.

On March 10, 2017, President Erdoğan visited Moscow for the Russia-Turkey High-Level Cooperation Council (“HLCC”) meeting where the two countries signed a number of documents, including an intergovernmental mid-term trade, economic, scientific, technical and cultural cooperation program for 2017–2020, several memoranda of understanding, and an agreement between the Turkey Wealth Fund and the Russian Direct Investment Fund to establish a joint investment fund. On May 3, 2017, President Erdoğan met with Russian President Vladimir Putin in Sochi to discuss bilateral relations as well as regional and international issues. On June 2, 2017, the Russian Prime Minister signed a decree lifting the ban on some agricultural products and Turkish companies involved in construction, engineering, and tourism. On November 13, 2017, President Erdoğan met with Russian President Putin in Sochi. The two leaders exchanged views on regional and international issues, including the joint fight against terrorism and the Syrian peace settlement. On December 11, 2017, President Erdoğan and President Putin held another meeting in Ankara to discuss bilateral, regional and global issues, as well as the current situation in Syria.

Economy, trade, and energy relations are the driving force of Turkish-Russian relations. Bilateral trade was U.S.$22.2 billion by the end of 2017. The share of Turkey’s natural gas import from Russia in 2017 was nearly 52% and the share of Turkey’s crude oil import from Russia was 8.0% in 2017.

Reciprocal investments have exceeded U.S.$10 billion each as of the end of 2017. This excludes the Akkuyu nuclear power plant project being built in Turkey, currently valued at approximately U.S.$20 billion.

The Intergovernmental Agreement between Turkey and the Russian Federation concerning the TurkStream Pipeline Project was signed on October 10, 2016 and came into force on February 21, 2017. The Agreement provides the possibility for the construction of two pipelines. The construction of the offshore part of the first line, to feed the Turkish market, was completed in April 2018.

Work related to the Akkuyu Nuclear Power Plant project is ongoing in accordance with the contractual commitments inscribed in the Intergovernmental Agreement signed on May 12, 2010.The groundbreaking ceremony to mark the start of construction on the nuclear power plant was held in Ankara on April 3, 2018 during President Putin’s visit.

Tourism constitutes another important aspect of Turkish-Russian bilateral relations. In 2017, 4,715,000 Russian tourists visited Turkey.

Another field of economic cooperation is the construction sector. Turkish construction companies have completed various projects in Russia, the total value of which has surpassed U.S.$68.9 billion by the end of 2017.

The Balkans

Turkey’s policy towards the Balkans is guided by the principles of “regional ownership” and “all-inclusiveness” and is based on four main pillars: security for all, high-level political dialogue, economic interdependence, and the preservation of the multi-ethnic, multi-cultural, and multi-religious social fabric of the region. In addition to having a shared history and culture, Turkey has a joint vision with the Balkan countries based on common goals and integration with Euro-Atlantic institutions.

Apart from political support, Turkey also provides assistance to the countries of the region in various areas including economy, energy, culture, education, military, and security through its relevant public institutions, municipalities, non-governmental organizations (“NGOs”), and universities.

Turkey has played a leading role in launching major initiatives such as the South-Eastern European Cooperation Process (“SEECP”), the only major initiative started within the region, its operational arm, the Regional Cooperation Council, and the Multinational Peace Force Southeast Europe/South-Eastern Europe Brigade. Turkey assumed the Chairmanship for the period of 2015-2017 within the Southeastern Europe Defense Ministerial Process. Turkey continues to be active within the Southeast European Law Enforcement Center as well.

The Trilateral Mechanisms bring the parties together to engage in joint projects intended to strengthen the dialogue and contribute to regional peace, stability, and cooperation. At the summit from May 14-15, 2013 the Ankara Summit Declaration was adopted and the Ministers of Economy of Turkey, Bosnia-Herzegovina and Serbia met and established the Trilateral Trade Committee. The first meeting of the Trilateral Trade Committee was held in Ankara with the participation of Ministers of Economy from August 17-18, 2015. The second meeting of the Trilateral Trade Committee was held in Belgrade on October 19, 2015, followed by a Business Forum, organized in Sarajevo the next day. The third meeting of the Committee was held in İstanbul on October 26, 2016. In the framework of the trilateral consultation mechanisms, the Foreign Ministers of Turkey, Bosnia-Herzegovina and Serbia, met in Belgrade on December 6, 2017, whereas the Foreign Ministers of Turkey, Bosnia-Herzegovina and Croatia met in New York in the margins of UN General Assembly meeting on September 21, 2017.

During 2017, several reciprocal high level visits took place, including the visits from Bosnian Member of the Bosnia Herzegovina Presidential Council and Prime Minister of Bulgaria to Turkey. President Erdoğan visited Serbia in 2017.

Turkey’s overall trade volume with the countries of this region (Albania, Bosnia-Herzegovina, Bulgaria, Croatia, Kosovo, Macedonia, Montenegro, Romania, Serbia, and Slovenia) surpassed U.S.$16 billion in 2017. This figure indicates an approximate increase of 20% compared to 2016. The top three countries are Romania (U.S.$5.6 billion), Bulgaria (U.S.$5.5 billion), and Slovenia (U.S.$1.5 billion).

Located on the transit route between Turkey and the Western European countries, the Balkans offer significant opportunities for Turkish investors. Turkish companies’ interest towards the region continues to grow.

Tourism constitutes an important dimension of the countries’ economic-commercial relations. In 2017, the total number of tourists coming to Turkey from the region increased by 14% compared to the figures of the previous year, and reached nearly 3 million. Turkey is one of the most favored destinations for the tourists from the Balkan countries. Additionally, increasing social contacts have positive effects on the countries’ economic relations.

The Turkish Cooperation and Coordination Agency (“TİKA”) has implemented more than 2,600 projects in order to contribute to the development of the Balkan countries, excluding Greece. The total value of TİKA projects at the region amounts to approximately €2.0 billion.

Greece

Since 2009, Turkey and Greece have furthered their efforts to improve bilateral relations. Furthermore, on February 11, 2016, NATO started to assist with the refugee and migrant crisis by participating in international efforts in the Aegean Sea as the result of a joint proposal developed by Turkey, Germany, and Greece.

The High Level Cooperation Council (“HLCC”) model, which was set up in 2010, brings together all relevant Ministers from both countries in the form of a joint cabinet meeting to discuss issues and develop a joint vision under the guidance of the two Prime Ministers. The second meeting of the HLCC was held in İstanbul from March 3-4, 2013. The third meeting of the HLCC was held in Athens on December 6, 2014. The fourth meeting of the HLCC was organized in İzmir on March 8, 2016. A total of 54 agreements, MoUs, and protocols have been signed at HLCC meetings between Turkey and Greece in various fields with a view to enhancing cooperation in a wide-range of fields such as transport, energy, irregular migration, culture, agriculture, and health. At the fourth meeting, both sides agreed to take steps to implement the Izmir-Thessaloniki Ro-Pax ferry line and the Istanbul-Thessaloniki high-speed train projects.

The Greek Foreign Minister Kotzias and Prime Minister Tsipras visited Turkey on May 12, 2015, and November 17-18, 2015, respectively.

In 2017, key visits were exchanged between Turkey and Greece. Former Prime Minister Yıldırım paid a working visit to Greece on June 19, 2017. Several ministerial visits to and from Greece took place in 2017 such as the visit of the Greek Foreign Minister Kotzias to Turkey from October 23 -24, 2017. Following the visit of the former Deputy Prime Minister Hakan Çavuşoğlu to Greece from November 2-3, 2017, President Erdoğan paid an official visit to Greece from December 7-8, 2017. It has been the first official visit at the level of Heads of State between the two countries since 1952.

Furthermore, political consultations were held in Athens on February 29, 2016, in Ankara on January 26, 2017, and in Athens on June 9, 2017 between the Undersecretary/Secretary General of the two Foreign Ministries. The 60th exploratory talks were held in Athens on March 1, 2016.

The countries’ mutual desire to bridge differences through dialogue and promote cooperation has had a positive impact on other dimensions of bilateral relations, such as trade, economy, and tourism. In 2013, Turkey became the number one trade partner of Greece and trade volume reached U.S.$5.7 billion, with a surplus of U.S.$2.7 billion in Greece’s favor. Bilateral trade volume was about U.S.$5.6 billion in 2014. In 2015, trade volume was U.S.$3.3 billion, with Turkey’s exports to and imports from Greece amounting to U.S.$1.4 billion and U.S.$1.9 billion, respectively. In 2016, the bilateral trade volume totaled U.S.$2.6 billion, with exports to Greece reaching U.S.$1.4 billion and imports from Greece reaching U.S.$1.2 billion. In 2017, bilateral trade volume amounted to U.S.$3.46 billion, with Turkey’s exports to Greece amounting to U.S.$1.63 billion and imports from Greece totaling U.S.$1.83 billion.

The amount of Greek foreign direct investment in Turkey, with the banking sector taking the lead, was U.S.$6.7 billion by the end of 2014 and reached U.S.$6.8 billion by the end of 2015. This figure decreased to U.S.$6.1 billion by the end of 2016. Part of this decline was due to the Greek National Bank selling 99.81% of its stake in its subsidiary Finansbank in Turkey on June 15, 2016 to Qatar National Bank for €2.75 billion to comply with conditions of a European Union bailout. The total of Turkish companies’ investments in Greece was approximately U.S.$500 million by the end of 2016.

In the field of energy, the Trans-Anatolian Natural Gas Pipeline (“TANAP”) and Trans Adriatic Pipeline (“TAP”) to be connected at the Turkish-Greek border, are major chains of the Southern Gas Corridor that the EU and Turkey have been strongly supporting. These projects will contribute to the energy security of the EU and Turkey. TANAP was inaugurated in Eskişehir on June 12, 2018.

In 2013, Turkey was the destination of choice for approximately 800,000 Greek tourists. In 2013, 831,113 Turkish tourists travelled to Greece. In 2014, the number of Turkish tourists who visited Greece exceeded 1 million while the number of Greek tourists visiting Turkey reached 830,000. In 2015, 1,153,046 tourists from Turkey visited Greece and 755,414 tourists from Greece visited Turkey. In 2016, however, 785,905 tourists from Turkey visited Greece, while Turkey attracted 593,150 tourists from Greece. In 2017, around 921,000 tourists from Turkey visited Greece. In the same year, Turkey attracted almost 595,000 tourists from Greece.

The simplified visa procedure for Turkish tourists to visit the seven Greek islands close to Turkish shores (in effect since 2012), has been instrumental in the increase of the number of Turkish tourists to Greece.

Turkey and Greece are also intensifying their cooperation in the transportation sector. Currently, Turkish airline operators are conducting 52 flights a week between Turkey and Greece.

Cyprus

Developments in the Cyprus Settlement Process

Following the Greek Cypriot elections in February 2013, it took almost a year for the Greek Cypriot leader, Mr. Anastasiades, to reengage in a negotiation process that had begun in 2008. A joint statement exercise was launched in September 2013, since the Greek Cypriot side had not clarified its position on the convergences achieved in the process in the 2008-2012 period, whereas the then President of the Turkish Republic of Northern Cyprus (“TRNC”), Mr. Eroğlu, had repeatedly confirmed his commitment to the agreed convergences and to all the Turkish Cypriot positions tabled so far in the negotiations. The two leaders met on February 11, 2014 to resume the comprehensive settlement negotiations under the auspices of the UN, issuing a joint statement that referred to “structured” negotiations to be carried out in a “result-oriented” manner, focusing on unresolved core issues.

Following the resumption of the negotiations, cross-visits of the then Turkish Cypriot Negotiator Mr. Özersay and Greek Cypriot Negotiator Mr. Mavroyiannis to Athens and Ankara, respectively, took place on February 27, 2014.

After February 11, 2014, the Turkish Cypriot side exerted its utmost effort to secure the existing convergences and to build upon them. In the meantime, former Norwegian Minister of Foreign Affairs, Mr. Espen Barth Eide, was appointed as the new Special Advisor of the UN Secretary-General for Cyprus in August 2014.

Just as a basic agreement was reached to move to the next phase of structured negotiations in September 2014, the Greek Cypriot side commenced offshore drilling activities in their claimed license areas, which overlap with those of the Turkish Cypriots. The Turkish Cypriots declared that they would take countermeasures to protect their equal and inherent rights over the resources of the whole continental shelf of the Island.

After Turkish Cypriot Presidential elections were held in April 2015 and Mr. Mustafa Akıncı was elected President, the comprehensive settlement negotiations resumed on May 15, 2015. From November 2015 onwards, the negotiations intensified.

In the following one and a half years, considerable progress was achieved in the Economy and the EU chapters while divergences remained in the Governance and Power Sharing chapter. Detailed talks on the Property chapter continued. The chapters of Territory and Security and Guarantees were to be taken up in the final stage of the negotiations.

The negotiations entered a critical phase with the convention of the Conference on Cyprus on January 12, 2017 in Geneva, with the participation of the Turkish and Greek Cypriot leaders, the Foreign Ministers of Turkey, Greece, and the United Kingdom as the Guarantor powers, as well as the European Union as an observer. In a statement issued at the end of the single-day Geneva session of the Conference, the establishment of a deputy-level working group was agreed upon with the task of identifying specific questions and the instruments needed to address them. This working group subsequently met at Mont Pèlerin, Switzerland, from January 18-19, 2017.

The statement following the Geneva session of the Conference on Cyprus also foresaw, in parallel to the aforementioned working group, the continuation of the negotiations on outstanding issues in the other chapters between the two sides in Cyprus. In the following period, however, these negotiations stalled for two months after the Greek Cypriot Parliament passed a decision on February 10, 2017 to commemorate the 1950 “Enosis” (union with Greece) plebiscite in Greek Cypriot public schools.

The second and final session of the Conference on Cyprus convened in Crans-Montana from June 28, 2017 to July 7, 2017. Despite Turkey’s and the Turkish Cypriots’ constructive attitude and tremendous efforts working toward a sustainable settlement, the Conference closed without an outcome.

Currently, the comprehensive settlement negotiations which began in 2008 are over. The UN Secretary-General’s Special Advisor, Mr. Eide, resigned from his post on August 14, 2017, which remains unoccupied.

Turkey maintains that only a negotiated settlement based on dialogue and diplomacy can be sustainable.

In line with the UN Secretary-General’s call on all parties, Turkey is currently in a period of reflection with the Turkish Cypriots.

The Greek Cypriots’ Unilateral Hydrocarbon-related Activities in the Eastern Mediterranean

In the past decade, the Greek Cypriots’ hydrocarbon-related activities in the Eastern Mediterranean have become a primary destabilizing factor for the region. Following the Greek Cypriots’ unilateral declaration of claimed licensing blocks and the beginning of the Greek Cypriots’ first offshore drilling activities in September 2011, a continental shelf delimitation agreement was signed between Turkey and the Turkish Republic of Northern Cyprus. This was a necessary counter-step to the Greek Cypriots’ unilateral offshore drilling activities, even though the Turkish side was, in principle, opposed to such undertakings in the absence of a comprehensive settlement. The Government of the TRNC subsequently issued licenses for the exploration and exploitation of oil and gas reserves around the Island to the Turkish Petroleum Corporation and signed an Oil Field Services and Production Sharing Agreement with the Corporation. Concurrently, President Eroğlu, in a proposal submitted to the UN Secretary-General, suggested a mutual and simultaneous suspension of all activities related to the hydrocarbon reserves off the coast of Cyprus. As an alternative course of action, President Eroğlu suggested that an ad hoc committee be formed with the participation of the two sides and the UN to obtain the written mutual consent of the two sides and to determine their relevant shares, whereby the revenue would be placed in an escrow account and used to finance the implementation of the provisions of an eventual comprehensive settlement. However, these proposals were rejected by the Greek Cypriots to the Turkish Cypriot side via the UN.

The Greek Cypriot side continued its unilateral offshore activities throughout the remainder of the 2008-2017 negotiation process. In the interim between the Geneva and Crans-Montana sessions of the Conference on Cyprus, the Greek Cypriots signed exploration and exploitation contracts with several international hydrocarbon companies and consortiums in April 2017.

Both the Turkish Republic of Northern Cyprus and Turkey protested, drawing attention to the problematic nature of activities carried out by hydrocarbon companies in maritime areas over which the Turkish Cypriots have rights. Turkey also emphasized yet again that a significant segment of one of the relevant areas, namely block number 6, falls within Turkey’s continental shelf and that foreign companies shall not be permitted to carry out unauthorized hydrocarbon exploration and exploitation activities in Turkey’s maritime jurisdiction areas. Turkey reiterated its call on the Greek Cypriot side to take into consideration the inalienable rights of the Turkish Cypriot people on the Island’s natural resources. Turkey also emphasized that it would continue to take all necessary measures to protect its rights and interests in its continental shelf as well as the rights and interests of the Turkish Republic of Northern Cyprus.

Similar warnings regarding the actions being taken by the Greek Cypriot Administration were issued by Turkey when a drilling vessel arrived in the region in July 2017, immediately after the Conference on Cyprus had closed without an outcome, as well as in December 2017 in response to the arrival of another drilling vessel.

Turkey continues to emphasize that the Island’s natural resources do not belong only to the Greek Cypriots because the rights of the Turkish Cypriots are inherent and push for a mechanism that will allow the Turkish Cypriots to participate equally in decision-making from the initial stage with regard to hydrocarbon exploration and exploitation is necessary. On the other hand, the issue of hydrocarbons should be taken up independently of the Cyprus settlement process, irrespective of the direction the settlement process might take in the future.

Iraq

Turkey wishes to see a secure, stable, democratic, and prosperous Iraq. Turkish-Iraqi relations are characterized by the principle of indivisibility of security, geographical continuity, and complementary economies as well as cultural and demographic affinities. These strong bonds offer a tremendous potential to develop political, security, and economic cooperation between Iraq and Turkey in the region.

Turkey seeks stability in Iraq while strongly supporting Iraq’s political unity and territorial integrity. Turkey is promoting national reconciliation in Iraq as it reaches out to all segments of Iraqi society.

On September 29, 2017, Turkey officially announced that it is indefinitely suspending all flights to northern Iraq’s Kurdish Regional Government in the wake of the illegitimate referendum that occurred in the region on September 25, 2017. Since March 23, 2018, Turkey opened its air space for flights to the Northern Iraqi city of Erbil. However, the flight ban to another Northern Iraqi city, Sulaymaniyah, continues.

Before and after the May 12, 2018 general elections, Turkey continued working on efforts to enhance its cooperation with the new Iraqi government especially in the fields of security, reconstruction, energy, and investment. Turkey offers a safe and secure transit alternative for Iraqi oil and gas exports.

Iraq is the fourth largest export destination of Turkey. Turkish bilateral trade volume with Iraq increased to U.S.$10.5 billion in 2017 (from U.S.$8.48 billion in 2016). Turkey is determined to further increase this figure by contributing to Iraq’s reconstruction process and taking advantage of its new investment model.

The Turkey-Iraq High Level Strategic Cooperation Council (“HLSCC”), established in 2008, provides the legal framework to increase bilateral cooperation between the two countries in a more structured fashion. The purpose of the HLSCC is to achieve economic integration between the two countries through joint projects in areas such as trade, energy, agriculture, security, health, and water. The second meeting of the HLSCC was held in December 2014 in Ankara and the third meeting was held in January 2017 in Baghdad. Turkey expects to host the fourth meeting in Turkey before the end of 2018.

The 18th session of the Joint Economic Commission between Turkey and Iraq held in Ankara from May 3-4, 2018, provided the opportunity to address key issues in the countries’ economic relations and to overcome obstacles to free trade.

Turkey announced a U.S.$5.0 billion credit line and U.S.$50 million project-based assistance at the Kuwait Conference for Iraq’s Reconstruction on February 12-14, 2018. Submitting the highest amount among all participant donors, Turkey emphasized the importance it attaches to the stability of Iraq as it demonstrated its solidarity with the Iraqi people.

Turkey is planning to implement its pledge by accomplishing various projects of strategic significance. Turkey has proposed a project for opening a second border gate with Iraq, which will create enhanced connectivity between Turkey and Iraq and help the Iraqi people rebuild their critical infrastructure, provide basic services, health and education, as well as generate income, particularly in the most DAESH-affected regions.

Turkey believes Iraq harbors many opportunities with its young and dynamic population and economic potential. Turkey believes that eradicating all forms of terrorism, including PKK, from the Iraqi soil will create the necessary environment to tap this potential.

Iran

Turkish-Iranian bilateral relations are evolving based on the principles of non-interference in domestic affairs, mutual respect, and good neighborliness. Efforts are made to further enhance the political dialogue both on bilateral and regional issues, through reciprocal visits and mechanisms such as the High Level Cooperation Council (the “HLCC”), and joint commissions in different sectors. Since the formation of the HLCC in 2014, Turkish-Iranian relations have been carried out in a structural framework. So far, four HLCC meetings were co-chaired by Turkish and Iranian Presidents. Developments in Iran are of direct consequence to Turkey. Turkey has continually sought to engage Iran in helping stabilize the region. Therefore, Turkey’s relationship with Iran is an asset not only for Turkey but also for the international community.

Given the already volatile and unstable situation in this region, Turkey believes that only negotiated and cooperative solutions can provide lasting arrangements for issues that are of regional and global concern. Therefore, Turkey considers diplomacy and negotiation the only option in the resolution of the Iranian nuclear program and supported the negotiation process between P5+1 (China, France, the Russian Federation, the United Kingdom, the United States, and Germany) and Iran which culminated in the adoption of the Joint Comprehensive Plan of Action on October 18, 2015. Turkey supports the implementation of the Plan in an uninterrupted and transparent manner under the monitoring of the International Atomic Energy Agency.

Iran is an important trading partner of Turkey. The volume of trade between Turkey and Iran was U.S.$14.5 billion in 2013 and U.S.$13.7 billion in 2014. The trade volume decreased to U.S.$9.7 billion in both 2015 and 2016, and increased to U.S.$10.7 billion in 2017. Turkey’s major products exported to Iran are textile products, land transportation vehicles, electrical machinery and equipment, wood, and metal products. Major products imported from Iran are hydrocarbon resources, steel and other metal products, fertilizers, and plastics.

Iran is one of Turkey’s main partners in energy trade. In 2017, Turkey imported 45.0% of total crude oil imports from Iran and 17% of natural gas imports.

The tourism sector constitutes a major part of services and goods traded between the two countries. Being a bordering country, 2.5 million Iranians visited Turkey in 2017, either through land-border crossing or via airline travel.

As a matter of geopolitical necessity, Turkey is keen to develop its economic and trade relations with Iran (and all its neighbors). Turkey believes that increased trade would further the well-being of the people of the region and contribute to the improvement of regional stability. In this regard, the Preferential Trade Agreement between Turkey and Iran, which came into effect in 2015, is instrumental in increasing bilateral trade.

Syria

Turkey has invested substantial resources, politically, economically and otherwise, in its relations with Syria in the last ten years. Prior to the conflict that began in March 2011, the thriving relations between Turkey and Syria had contributed positively to bilateral trade, investment, and tourism until the conflict erupted.

On December 4, 2012, NATO approved the augmentation of Turkey’s air defense capabilities. United States, German and Dutch batteries were deployed in Turkey beginning in early 2013. In August 2015, the United States and Germany decided to remove Patriot missile batteries from southern Turkey on technical and rotational grounds. As of January 2015, one Spanish Patriot battery and, since July 2016, an Italian SAMP/T battery have been deployed in Turkey.

On March 23, 2014, a Turkish fighter jet shot down a Syrian jet and on May 16, 2015, a Turkish fighter jet shot down a Syrian aerial vehicle for violating Turkish air space in accordance with its rules of engagement and determination to protect its borders.

The regime’s aggression and the growing presence of extremist and terror elements supported by the regime (particularly in the northern parts of Syria) constitute a deep and increasing concern for Turkey’s national security. This threat became more acute and manifold with the emergence of DAESH in Syria in the beginning of 2014. DAESH terrorism quickly became a threat to regional security and had a direct impact on Turkey’s national security. See “Description of the Republic—Foreign Policy—Terrorism” for more information on Turkey’s fight against DAESH.

Following the terrorist attack that took place in Suruç, Turkey, on July 20, 2015, and DAESH’s targeting Turkey’s military border post on July 23, 2015, Turkey took necessary military actions against the terrorist organization in Syria. On July 24, 2015, Turkish Air Force hit certain DAESH targets in Syria, based on Turkey’s right of self-defense in accordance with Article 51 of the UN Charter. On December 3, 2015, the Prime Minister of Turkey announced that Turkey is setting up “physical barriers” in the 98 km (61 mile) stretch of land controlled on the Syrian side by DAESH.

The situation in Syria progressively deteriorated from 2013-2017, with attacks against innocent civilians and continued use of heavy bombardment (ballistic missiles and barrel bombs) as well as chemical weapons. By the end of 2017, the number of Syrians who sought refuge in neighboring countries reached approximately 5.5 million and the death toll surpassed 500,000. The number of those in need of assistance inside Syria is approximately 13.5 million. Turkey is continuing its humanitarian efforts to provide shelter to people fleeing the conflict in Syria by employing an open-door policy without discrimination. As of July 2018, 210,023 Syrians were hosted in 20 temporary protection centers throughout Turkey and the total number of Syrians under temporary protection in Turkey was 3,546,905. Further, the Turkish Government as of July 2018 has spent approximately U.S.$32.0 billion (inclusive of NGOs and municipalities), whereas the total contribution Turkey has received from the international community has not met Turkey’s expectations. Turkey continues to be the biggest host country according to UN Refugee Agency figures.

By July 2018, 1,665 irregular migrants have been taken back by Turkey and 14,680 Syrians were resettled in EU Member States.

On October 6, 2015, a draft action plan (the “Action Plan”) was published reflecting an agreement between the EU and the Republic of Turkey to cooperate on support of Syrians and migration management to address the unprecedented refugee crisis created by the situation in Syria. The Action Plan identified collaborative actions to be implemented as a matter of urgency by the EU and Turkey with the objective to manage the massive influx of refugees and prevent uncontrolled migratory flows from the Aegean Sea to the EU. The Action Plan contemplated immediate implementation, jointly steered and monitored by the European Commission and the High Representative / Vice President and Turkey through the establishment of the EU-Turkey high-level dialogue on migration. On November 29, 2015, the leaders of the European Union met in Brussels with their Turkish counterparts. In this meeting, the European Union declared that it is committed to provide an initial €3.0 billion of resources for Syrians under temporary protection in Turkey. On March 18, 2016, the EU agreed on a wide range of proposals with Turkey to manage the migration crisis, including the return of irregular migrants, accelerating the visa-liberalization process for Turkish citizens and sharing the work of hosting Syrians. According to the agreement, the EU allocated €3.0 billion to Syrians in Turkey in response to the efforts for reducing irregular migration and making passage to Europe safe. The EU further committed to allocate an additional €3.0 billion by the end of 2018. On April 4, 2016, the agreement went into effect. As of the end of December 2017, only €1.1 billion of these allocated funds have been disbursed to Turkey.

As a response to the shattering infrastructure and lack of services within Syria, Turkey mobilized its own resources to address and alleviate the suffering of the Syrian people through on-the-ground humanitarian assistance in conformity with international legitimacy and humanitarian principles. The total value of the aid channeled to Syria through zero point operations was approximately U.S.$630 million as of December 2017. Since July 2014, Turkey has also been cooperating closely with the UN to enable UN cross-border humanitarian operations into northern Syria within the framework of UN Security Council Resolution 2165. So far a total of 14,357 trucks of UN humanitarian shipments have been sent to Syria through Öncüpınar and Cilvegözü border gates.

On December 18, 2015, the United Nations Security Council unanimously agreed on Resolution 2254 endorsing an international roadmap for a Syrian peace process.

In late 2016, Turkey helped establish a ceasefire in Aleppo, which was later expanded to a nationwide ceasefire that came into effect on December 30, 2016, supported by Turkey and Russia as guarantors.

Since its first meeting from January 23-24, 2017, high-level Astana meetings among the two conflicting parties, the guarantors of the ceasefire regime (Turkey, Russia, and Iran) and observers, namely the UN, the United States, and Jordan have been regularly held. The aim of the Astana meetings is to consolidate and strengthen the ceasefire and to adopt confidence-building measures between the conflicting parties. As of end of 2017, eight Astana meetings have been held.

The de-escalation areas created in certain parts of Syria as part of the De-Escalation Memorandum signed in early May 2017 within the framework of the Astana meetings have helped reduce the number of ceasefire violations, leading to remarkable progress in ensuring calm on the ground. Within the framework of the Memorandum, on October 12, 2017, the Turkish Armed Forces commenced their deployment to the Idlib de-escalation area to establish observation posts. As of May 16, 2018, a total of 12 observation posts around the Idlib de-escalation area were established.

The positive momentum achieved in the Syrian theater, thanks to the Astana meetings, paved the way for the resumption of the UN-mediated political process in Geneva, making it possible to hold five new rounds from February to the end of 2017. However, there was limited progress in the political process in 2017.

Turkey has been also fighting a number of terrorist organizations like DAESH that have found fertile ground in the turmoil of the Syrian conflict presenting risk and threat to its national security as well as the territorial integrity of Syria. On August 24, 2016, Turkey launched Operation Euphrates Shield (“OES”) with the aim of clearing its borders with Syria from DAESH and establishing a safe haven free of terror. The operation was successfully concluded on March 29, 2017. During the operation, 2,647 DAESH operatives were eliminated in Syria and an area of 2,015 square kilometers was cleared of DAESH presence. Furthermore, by the end of 2017, more than 120,000 Syrians returned from Turkey to the safe areas liberated from DAESH thanks to OES.

On November 22, 2017 and on April 4, 2018, trilateral summits were held with the participation of Turkish President Erdoğan, Russian President Putin and Iranian President Rouhani. In a joint statement released after the latest meeting, the three guarantor countries expressed their joint determination to stand against separatist agendas aimed at undermining the sovereignty and territorial integrity of Syria as well as the national security of neighboring countries.

On September 23, 2017, the Turkish Parliament approved a one-year extension of the mandate given to Turkey’s armed forces to carry out cross-border operations in Iraq and Syria.

On January 20, 2018, Turkey launched Operation Olive Branch, a military operation in Syria’s northern Afrin district along the Turkish-Syrian border to neutralize terrorist elements. “Operation Olive Branch” aimed at clearing the region of the PKK terrorist group’s Syrian affiliate Democratic Union Party (“PYD”) and its armed wing People’s Protection Units (“YPG”), as well as DAESH elements that control the territory and who threaten the Republic’s national security and civilians in the region. Operation Olive Branch has been carried out in accordance with the right to self-defense as outlined in Article 51 of the UN Charter and the relevant UN Security Council resolutions 1373(2001), 1624(2005), 2170(2014) and 2178(2014) as well as in full respect of Syria’s territorial integrity.

A key phase of the Operation Olive Branch was concluded on March 18, 2018, following the liberation of Afrin city, where 2,000 square kilometers of land was cleared from PYD/YPG and DAESH. The current phase of the operation is focused on ensuring security and stability (de-mining, establishing order, local governance and security, return of IDPs and refugees originally from Afrin) based on the principle of “local ownership”.

Foreign Minister Çavuşoğlu and U.S. Secretary of State Pompeo met in Washington on June 4, 2018, and endorsed a Road Map for their further cooperation in ensuring security and stability in Manbij and beyond. The overall aim of the Road Map is to end PYD/YPG presence in Manbij and to transfer its governance to the real owners of the region. This includes PYD/YPG’s complete removal from the local governance and security structures as well as the collection of their heavy weapons by the United States.

Turkey continues to cooperate with its regional and international partners in order to end the violence in Syria and to initiate a political transition process in line with the legitimate demands of the Syrian people. Turkey remains fully committed to a political solution in Syria and will continue to support all efforts for a genuine political transition based on the principles of the Geneva Communique and the UN Security Council Resolution 2254.

Palestine & Israel

In light of fundamental changes taking place in the Middle East and North Africa in the recent period, finding a just, lasting, and comprehensive settlement to the Israeli-Palestinian conflict has become all the more important and urgent. Turkey supports all efforts for the resumption of the direct negotiations for the resolution of the Israeli-Palestinian conflict, through a two-state solution based on pre-1967 borders that would lead to the establishment of an independent, sovereign and viable Palestinian State with East Jerusalem as its capital, to live in peace and security side by side with the State of Israel.

Following the decision of the U.S. Administration to recognize Jerusalem as the capital of Israel on December 6, 2017, the Extraordinary Session of the Organization of Islamic Cooperation (“OIC”) Islamic Summit Conference was held in Istanbul on December 13, 2017, at the invitation of President Recep Tayyip Erdoğan, the Chair of the Islamic Summit. Furthermore, the UN General Assembly adopted the Resolution “Status of Jerusalem,” submitted by Turkey and Yemen, by which it declared “null and void” any actions intended to alter Jerusalem’s character, status, or demographic composition on December 21, 2017. Turkey’s Foreign Minister Mevlüt Çavuşoğlu participated in the UN General Assembly vote with his Palestinian counterpart Minister Riad Malki.

Turkey has maintained its bilateral program of assistance and its contribution to the international efforts aimed at improving the economic and humanitarian situation in Palestine. It carries out projects relating to health, education, technical assistance, protection of cultural heritage, and water supply in the Palestinian territory through the Turkish Cooperation and Coordination Agency (“TIKA”), the Turkish Disaster and Emergency Management Authority, and the Turkish Red Crescent. Moreover, Turkey pledged U.S.$200 million for the period of 2014-2017 at the Donors Conference in Cairo on October 12, 2014 for the reconstruction of and the humanitarian aid to Gaza. Turkey’s development assistance to Palestine was approximately U.S.$171.6 million for the 2014-2017 period. The third shipment of humanitarian aid totaling 10,000 tons reached Gaza on June 21, 2017. Turkey will continue its contribution for urgent needs and the reconstruction of Gaza and the sustainable development of the Palestinian economy. In 2017, Turkey’s bilateral trade volume with Palestine was U.S.$92.5 million.

Turkey’s relations with Israel have remained delicate due to the developments in Palestine and Israeli policy towards Palestine. However, in terms of economic and commercial relations, Turkey and Israel are natural partners in the region; both economies complement each other and both countries are geographically close.

Turkey aims to be in the top five countries in trade with Israel. In 2017, bilateral trade volume with Israel reached almost U.S.$5.0 billion, from 4.5 billion U.S.$ in 2016. There are opportunities to deepen economic and commercial relations with Israel in sectors where the possibility of cooperation is strong including trade, energy, tourism, finance, high-tech, infrastructure, maritime and land transportation, construction and agriculture. In the energy sector, there are opportunities for cooperation, particularly in natural gas imports from Israel to Turkey. The new gas discoveries in the Eastern Mediterranean made the region an important potential natural gas supplier. Various studies point to Turkey as Israel’s most viable and profitable route for the transportation of oil and gas resources.

Last year, the number of Israeli tourists coming to Turkey increased by 29.4% and reached nearly 380,000.Turkish Airlines is the second biggest airline operating from Tel Aviv airport. Last year, it carried over 1,000,000 passengers from Tel Aviv. There are more than 100 flights every week between Turkey and Israel.

Tunisia

Turkey continues to support Tunisia as it faces new challenges in its democratic transition. In December 2017, President Erdoğan paid an official visit to Tunisia and called for increased private sector investment in the country to support ongoing reforms. Talks to extend further Turkey-Tunisia cooperation in the economy, defense, the fight against terrorism, and transportation will continue in 2018.

Just after the Jasmine Revolution, Turkey decided to provide U.S.$500 million in financial assistance, comprising a U.S.$400 million loan (U.S.$200 million of which was EXIMBANK credit) and U.S.$100 million in grants. So far, U.S.$200 million in loans and the U.S.$100 million grant have already been transferred for the urgent needs of Tunisia. The agreement for the U.S.$200 million EXIMBANK credit was signed on August 1, 2018.

At the Tunisia 2020 Conference held in November 2016, Turkey committed to provide an additional U.S.$100 million credit line to Tunisia. Turkey is ready to provide such assistance, once the remaining U.S.$200 million EXIMBANK credit is used by Tunisia.

Turkey considers Tunisia an important trade partner and a hub for North Africa and beyond. The countries’ trade volume is above U.S.$1.0 billion. Turkey has always expressed its readiness to take remedial action to increase the trade volume between the two countries and to diminish the trade deficit faced by Tunisia.

Libya

Turkey has actively supported the political process based on the Libya Political Agreement. Turkey has also given full support to the UN Special Representative Salame’s Action Plan towards intensifying efforts and creating an adequate environment to successfully end the transition period. With its inclusive contacts throughout the country, Turkey encourages all stakeholders to act in a spirit of dialogue, compromise, and reconciliation.

In support of the Presidency Council, the Turkish Embassy in Tripoli was reopened at the beginning of 2017. In 2015, Turkey introduced visa requirement to Libyans, excepting holders of U.S. or EU Schengen visas.

Turkey is taking steps to revitalize its economic relations with Libya, especially in the area of construction. Furthermore, a bilateral mechanism was established by the Turkish and Libyan Governments in order to resolve the problems of this sector. The Turkey-Libya Investment and Development Conference was held in İstanbul on February 24-25, 2018 in the presence of representatives from the Turkish and Libyan Governments.

Egypt

Since 2013, diplomatic relations between Turkey and Egypt has been conducted at the level of Chargé d’Affaires.

Egypt is an important trade and investment partner for Turkey. The trade volume of U.S.$4.3 billion in 2017, which has a balanced nature and could still be improved, demonstrates that both countries benefit from the existing Free Trade Agreement. Furthermore, Turkish investments of nearly U.S.$2.0 billion in Egypt and around 200 Turkish companies with more than 50,000 Egyptian employees contribute to closer economic relations, as well as both countries’ economic prosperity.

Yemen

Following forceful seizure of power in Yemen by the Houthis in February 2015, Turkey has supported the constitutional legitimacy in Yemen represented by President Abd Rabbu Mansour Hadi. Turkey believes that a lasting settlement in Yemen is possible only through political dialogue and reconciliation, based on the parameters set by the Gulf Cooperation Council Initiative, the National Dialogue Conference outcomes, and the UN Security Council Resolution 2216 in 2015. In this respect, Turkey is supporting the efforts of Martin Griffiths, the new Special Envoy of the UN Secretary General for Yemen.

Turkey, an active member of the Friends of Yemen Group, provides support to Yemen to meet certain urgent needs and to help realize the economic development goals of Yemen. Turkey proposed and facilitated the establishment of the Yemen Contact Group during the OIC Council of Foreign Ministers meeting in June 2015, which has convened several times following its inception.

Turkey also extends humanitarian assistance to Yemen. Turkey delivered humanitarian aid to Yemen and Yemeni refugees in Djibouti in 2015 and 2016. Turkey continued its assistance in 2017, sending 50 tons of medicine and medical supplies as well as over 10,000 tons of food and clothing supplies. Two fifty-bed field hospitals were constructed by the Turkish Ministry of Health in Aden and Taiz in 2017. Turkey will continue its support to Yemen in 2018 and beyond.

Gulf Cooperation Council

Turkey possesses strong political, economic, commercial, and cultural ties with the Gulf countries, based on common values and shared interests. Accordingly, Turkey views its relations with the Gulf countries from a strategic perspective and wishes to boost them further. In this regard, high-level visits and bilateral institutional mechanisms count as important tools to strengthen Turkey’s relations with the Gulf countries.

High-level bilateral visits are frequently held between Turkey and the Gulf countries and several agreements have been signed, which contribute to the expansion of relations in all fields between Turkey and the Gulf countries. Additionally, bilateral institutional mechanisms were established with certain Gulf countries, in order to strengthen the institutional basis of bilateral diplomatic relations. In this regard, the first meeting of the Turkey-Kuwait Joint Committee for Cooperation was held on October 24, 2013 at the level of Foreign Ministers. Furthermore, Turkey and Qatar established the Supreme Strategic Committee in December 2014. The Committee has held three meetings so far at the level of Heads of State. A similar mechanism also established with Saudi Arabia, namely the Turkish-Saudi Coordination Council, was convened for the first time from February 7-8, 2017 at the level of Foreign Ministers.

Turkey also places emphasis on improving its ties with the Gulf Cooperation Council (“GCC”), an umbrella organization consisting of Saudi Arabia, the UAE, Bahrain, Kuwait, Oman, and Qatar. To this end, there is common will and mutual understanding between Turkey and the GCC to deepen their relations. As part of this understanding, the Turkey-GCC High Level Strategic Dialogue Mechanism was established in 2008 and the Fifth Meeting of Turkey-GCC High Level Strategic Dialogue of Ministers of Foreign Affairs was held in Riyadh on October 13, 2016. During this meeting, the parties agreed to resume the Turkey-GCC Free Trade Agreement negotiations that had been suspended since 2009. The Sixth Meeting of Turkey-GCC High Level Strategic Dialogue of Ministers of Foreign Affairs was expected to be held in Turkey in 2017. However, this meeting could not be convened due to the lingering diplomatic stand-off between Qatar and certain other Arab countries.

As a strategic partner of the GCC and the current Summit Chair of the Organization of Islamic Cooperation (“OIC”), Turkey has been at the forefront of international efforts that aim to peacefully end this diplomatic rift between Qatar and several other Arab countries. In this regard, Turkey has been conducting effective diplomatic efforts at every level since the outbreak of this diplomatic rift. The economic blockade imposed on Qatar has led to increased Qatari imports from other third countries, including Turkey. As a consequence, Turkey’s trade volume with Qatar increased by approximately 56% and reached U.S.$1.3 billion by the end of 2017.

Economic and trade relations are an important component of Turkish-GCC relations. Turkey’s economic and trade relations are on a steadily growing track. With the involvement of its private sector, Turkey is carrying out many projects to enhance these bilateral economic relations in a wide range of potential areas of cooperation with a view to supporting regional development and stability. Hence, Turkey’s bilateral trade with the Gulf countries reached U.S.$21,828 million in 2017.

In 2016, Turkish contractors won a tender to construct Kuwait International Airport’s newest terminal, worth U.S.$4.3 billion, the largest tender won abroad in a single package by Turkish contractors.

Energy constitutes an essential dimension of the relations between Turkey and the region. In line with its developing economy and thus increasing energy demand, Turkey’s energy imports from the Gulf countries, especially Qatar, Saudi Arabia, and Kuwait have been steadily growing over the recent years. The share of Kuwait and Saudi Arabia in Turkey’s crude oil import in 2017 was 8.0% and 7.0% respectively. The share of Qatar in Turkey’s natural gas import in 2017 was nearly 2.8%.

South Caucasus

Turkey’s approach to the South Caucasus is shaped by its desire to establish a climate conducive to comprehensive peace and cooperation among all states of the region. The region is home to three of the four protracted conflicts of the OSCE area, namely that of Abkhazia, South Ossetia and Nagorno-Karabakh (“NK”). The conflicts are a destabilizing factor and threat to the security of this crucial region. These conflicts have also prevented the region from realizing its full cooperation potential, which in turn, adversely affects regional wealth and prosperity. In this regard, Turkey is engaged in significant diplomatic efforts for strengthening peace and stability in the South Caucasus region. The NK conflict constitutes a major impediment to the establishment of peace, stability, and prosperity and it prevents the emergence of a cooperative atmosphere in the South Caucasus. Several ceasefire violations by Armenia against Azerbaijan have occurred and continue. Since 1994, there have been numerous unsuccessful attempts to broker peace by the Minsk Group. Due to the failure of mediation efforts, the region faces risk of renewed hostilities and thus militarization of the region has escalated. Turkey is a member of the OSCE Minsk Group and continues to support the efforts towards the peaceful settlement of the NK conflict within Azerbaijan’s territorial integrity and sovereignty.

The signing of the protocols on October 10, 2009 in Zurich was a major achievement in the direction of building a comprehensive and sustainable peace in the South Caucasus. Unfortunately, Armenia recalled the Protocols from the Armenian Parliament in February 2015 and declared them null and void on March 1, 2018.

Turkey’s relations with Azerbaijan and Georgia are multifaceted and strategic. These three countries are engaged in substantial regional cooperation projects in the fields of energy and transportation. Turkey attaches special importance to the region due to its position as an energy importer in line with its increasing energy demand as well as its role in transporting the Caspian energy resources to European and world markets. Furthermore, the inauguration of the Baku-Tbilisi-Kars railway line in October 2017 will surely have positive ramifications to trade and humanitarian ties.

Additionally, Turkey in coordination with Azerbaijan, has established trilateral mechanisms with several regional countries. The trilateral formats with Georgia, Iran, Turkmenistan, and Pakistan are active. A quadrilateral format on the level of Foreign Ministers with the participation of Georgia and Iran was recently initiated.

Turkey’s economic relations with the South Caucasus have been steadily improving. Turkey’s trade volume with the countries of the region amounted to U.S.$3.1 billion in 2017. Turkish construction companies have completed approximately U.S.$15.0 billion worth of projects in the region. Turkish direct investments in the region amounted to U.S.$6.3 billion as of the end of 2017.

Central Asia

Central Asia constitutes a strategic aspect of Turkey’s multi-dimensional foreign policy. Turkey shares common historical, linguistic and cultural ties with the Central Asian Republics (“CARs”). Turkey believes that a secure and democratic Central Asia will be in the interest of the region as well as the whole world.

Turkey has High Level Strategic Cooperation Council mechanisms with Kyrgyzstan and Kazakhstan, as well as strategic cooperation with Turkmenistan in areas ranging from energy to trade. Turkey’s trade volume with the countries of the region reached U.S.$6.9 billion at the end of 2017. In addition, Turkish construction companies have completed approximately U.S.$50.9 billion worth of projects in the region. Turkish direct investments in the region amounted to U.S.$3.2 billion as of the end of 2017. More than 2,000 Turkish companies are operating in the region.

Turkey spearheaded the process of The Summits of Turkic Speaking Countries, which has been held since 1992, with a view to increasing solidarity and cooperation among the CARs. This process gained an institutional structure through the establishment of the Cooperation Council of Turkic Speaking States (of which Turkey, Kazakhstan, Azerbaijan, and Kyrgyzstan are members) in 2010. Uzbek President declared in April 2018 that his country would also be a member of the Turkic Council.

Given the critical geopolitical location and proximity to Afghanistan, countries in the region may face security challenges. Turkey is closely working with these countries to assist them in their efforts to strengthen their security environment.

Afghanistan

Turkey cultivates bilateral ties with Afghanistan in every field and actively contributes to international efforts to establish lasting stability and security and ensure sustainable development in the country.

The Resolute Support Mission (“RSM”) was launched by NATO on January 1, 2015. Turkey is a “framework nation”—a term used by NATO to define a nation accepting the primary responsibility for completing the tasks assigned to a multi-national headquarters groups and/or units. Other framework nations in Afghanistan are the United States, Germany, and Italy. Turkey assumed responsibility for managing Hamid Karzai International Airport in Kabul on January 1, 2015. Turkey continued its lead role in 2018.

The total amount of Official Development Aid (“ODA”) of Turkey to Afghanistan since 2001 is more than U.S.$1.0 billion, with the total amount of ODA during the 2013-2017 period being U.S.$280.94 million. ODA towards Afghanistan mainly focuses on education, health, water and water sanitation, and transportation.

The largest part of Turkey’s development assistance is dedicated to education in Afghanistan. Turkey has built more than 100 schools in Afghanistan and is working to establish Mevlana Celaleddin-i Rumi Turkish-Afghan Women University. A sum of U.S.$60 million is being allocated to this University from Turkey’s international pledge to Afghanistan for the 2015-2017 period. Health is the second largest field of Turkey’s development assistance to Afghanistan. As of the end of 2015, more than 250 projects were completed in this field with 17 hospitals or clinics and 200 schools built or repaired. Thus far, approximately 4,000,000 Afghans have been served by hospitals, clinics and mobile health clinics built/repaired or operated by Turkey.

At the Tokyo Conference in 2012, Turkey pledged U.S.$150 million to development efforts in Afghanistan for the 2015-2017 period. This pledge was reiterated during the London Conference in 2014.

At the Brussels Conference in 2016, Turkey pledged U.S.$150 million to development efforts in Afghanistan for the 2018-2020 period. Turkey holds coordination meetings related thereto with the participation of the relevant institutions and Ministries to determine the necessary projects.

Turkey has already fulfilled its commitment made at the NATO’s Chicago Summit in 2012 to provide U.S.$60 million for the sustainment of the Afghan National Defense and Security Forces for the 2015-2017 period. In NATO’s Warsaw Summit in 2016, Turkey pledged an additional U.S.$60 million for the 2018-2020 period.

The Trilateral Summit Process, launched at Turkey’s initiative in 2007, has evolved into a concrete platform for multidimensional cooperation among Turkey, Pakistan, and Afghanistan. The process has three dimensions: political dialogue, security cooperation, and development partnership. It allows for the development of multidimensional cooperation in areas such as economy, development, security, education, and training, while enabling enhanced contacts across a wide spectrum, including among parliamentarians, businesspersons and members of the media. The Eighth Summit meeting was held in Ankara in February 2014.

Turkey also participates in the Regional Economic Cooperation Conference on Afghanistan (“RECCA”). The most recent RECCA meeting was held on November 14-15, 2017. Since its inception in 2005, RECCA has been instrumental in promoting regional economic cooperation in the wider Central, South and Southwest Asia and beyond.

Turkey also continues to encourage regional cooperation through the Heart of Asia-Istanbul Process. This Process, which was initiated by Turkey and Afghanistan at the Istanbul Conference for Afghanistan on November 2, 2011, serves as a regional cooperation platform with Afghanistan at its center, engaging regional countries in political dialogue and practical cooperation through the implementation of confidence building measures (“CBMs”). Turkey takes part in the implementation of all CBMs and leads the Counter Terrorism CBM together with Afghanistan and the United Arab Emirates. Turkey organized the Critical Infrastructure Protection from Terrorist Attacks Course in June 2016, the Radicalization, Terrorism and Universities course in November 2016 and a workshop on the financial aspects of combatting terrorism in November 2017 under the Counter-Terrorism CBM. The seventh Ministerial Conference of the Process was held in Baku, on December 1, 2017. At this conference, Turkey assumed for the second time, the co-chairmanship of the Process for the year 2018.

Asia-Pacific

In line with its multi-dimensional foreign policy and in view of the growing economic and political significance of the Asia-Pacific, Turkey has adopted policies geared towards a more constructive relationship with the region. The main elements of the policy include fostering economic and trade relations, enhancing political dialogue, establishing necessary legal frameworks, and strengthening cultural ties.

Bilateral relations with the G-20 members of the region, namely Australia, China, Indonesia, Japan and the Republic of Korea remain strong both economically and politically. Since 2014, Turkey has successfully developed its strategic relations with China, Japan, Indonesia, Korea, Malaysia and Singapore.

Turkey’s economic relations with the Asia-Pacific region followed global trends towards increased trade and investment with the countries in the region. The total trade between Turkey and the East Asian countries (China, Japan, and Korea) was U.S.$38.1 billion in 2017. Trade volume with ten ASEAN members reached U.S.$14.8 billion in 2017.

Turkey aims to liberalize its trade with the region. The Turkey-South Korea Free Trade Agreement (“FTA”) has been effective since May 2013. The Turkey-Malaysia FTA came into force in August 2015 and is the first FTA with an ASEAN member. Turkey-Singapore FTA was signed in November 2015 and entered into force in October 2017. As of July 2018, negotiations for Comprehensive Economic Partnership Agreement between Turkey and Indonesia are under way.

Turkey’s Dialogue Partnership with the Shanghai Cooperation Organization in June 2012 is another example of its opening to the Asia-Pacific region, as are the signing of the ASEAN Treaty of Amity and Cooperation in 2010, a turning point, and its active participation in the Pacific Islands Forum as Post-Forum Dialogue Partner.

Turkey regards ASEAN as the key organization in Southeast Asia and continues to develop new partnerships with all its members. The Turkish Embassy in Jakarta is currently accredited to ASEAN. With the opening of Turkey’s Embassy in Vientiane in December 2017, Turkey is now represented in all ASEAN capitals. Turkey will continue its engagement with the new ASEAN Economic Community in various sectors. Turkey’s Sectoral Dialogue Partnership (“SDP”) with ASEAN, approved in August 2017 will lead to stronger dialogue and sectoral cooperation. The SDP to ASEAN includes several sectors: e-commerce, tourism and transportation, public-private partnership, minerals, mines, research and development, small and medium enterprises, natural disaster management, food security, energy security, construction and health. First ASEAN-Turkey Joint Sectoral Cooperation Committee meeting was held in Jakarta on May 30, 2018.

Turkey’s involvement in development aid in the Asia-Pacific region is relatively new. Turkish Cooperation and Coordination Agency has increased the number of its development projects and strengthened its presence by opening offices in Yangon, on February 1, 2013, and Manila, on April 8, 2015.

Turkish Airlines flies to all major capitals in the Asia-Pacific region. As of the end of 2017, from its hub in Istanbul, the national flag carrier operates more than 200 flights to the region. The number of tourist arrivals to Turkey from the Asia-Pacific countries reached 1.1 million people in 2017.

Middle Corridor/Silk Road/Belt and Road

Turkey signed the Memorandum of Understanding on Aligning the Silk Road and the 21st Century Maritime Silk Road and the Middle Corridor Initiative between the Government of the Republic of Turkey and the Government of the People’s Republic of China on November 14, 2015, in Antalya, during the G-20 Summit.

The Trans-Caspian Middle Corridor Initiative provides an additional and complementary multi-pillar connectivity route between China and Europe. Crossing Turkmenistan, Kazakhstan, the Caspian Sea, Azerbaijan, Georgia, and Turkey, the Middle Corridor proposes an uninterrupted connection perspective to reach Europe.

The Marmaray tube crossing the İstanbul Strait has already been built and links Europe and Asia. The opening ceremony of the third bridge (Yavuz Sultan Selim) was held on August 26, 2016. Another tube link under the İstanbul Strait is being constructed. The third link, 3 Level Tunnel and the new international airport of İstanbul are also under construction and will be part of an intermodal transport linkage between Europe and Asia. The Baku-Tbilisi-Kars railway project became operational at the end of 2017 and created an uninterrupted railway line between Beijing and London through the Caspian Sea and the İstanbul Strait.

Turkey was represented by a delegation led by H.E. Mr. Recep Tayyip Erdoğan, President of the Republic of Turkey at the Belt and Road Forum For International Cooperation held in Beijing from May 14-15, 2017.

Turkey believes that the alignment of the Middle Corridor Initiative and the Belt and Road Initiative will contribute to regional development, prosperity, and stability, as well as cultural exchange, enhancing people-to-people contacts between Turkey and the countries along the route. It will also provide new employment opportunities and energy security. Thus, Turkey supports investment projects in the fields of transportation, logistics, infrastructure development, energy, and trade that would contribute to the realization of the “Modern Silk Road.”

Africa

Relations with Africa are one of the key focuses of Turkish foreign policy. In recent years, Turkey’s relations with the region have been transformed into a mutually reinforced political-economic partnership.

Turkey was declared as a strategic partner by the African Union in January 2008. As a strategic partner, two Summits at the level of Heads of State and Government were organized with the African Union in Istanbul and Malabo (Equatorial Guinea) in 2008 and 2014. At the second Summit, an Implementation Plan for Turkey-Africa Partnership for 2014-2019 was adopted. To review the existing modalities of cooperation, the Turkey-Africa Partnership Second Ministerial Review Conference was organized on February 11-12, 2018, in İstanbul.

Turkey pursues a multilayered policy in Africa, aiming to establish close political relations by intensifying bilateral high level visits and promoting enforced cooperation with African nations, assisting African countries to overcome economic difficulties through trade, investments, and humanitarian assistance, playing a role through diplomacy in the settlement of conflicts and disputes when requested, supporting progress in the areas of democracy and good governance, supporting international and regional organizations in their efforts towards peace and stability, and participating in peacekeeping missions on the Continent.

As of July 2018, there are 41 Turkish embassies located in Africa. Currently, 33 African countries have embassies in Ankara. In the medium term, Turkey will open embassies in every country in Africa.

President Erdoğan, during his Presidency and in his former post as Prime Minister, paid official visits to 27 African countries.

On September 30, 2017, Turkey opened its biggest overseas military training center in Somalia’s capital, Mogadishu.

Turkey’s trade volume with Sub-Saharan Africa reached U.S.$5.8 billion in 2016 and U.S.$7.1 billion in 2017. Overall trade volume with the entire African Continent reached U.S.$16.7 billion in 2016 and U.S.$18.8 billion in 2017.

As of the end of 2017, Turkey has signed the Trade and Economic Cooperation Agreements with 45 African countries, the Reciprocal Promotion and Protection of Investment Agreements with 26 African countries, and the Elimination of Double Taxation Agreements with 11 African countries. Turkey has also held Joint Economic Commission meetings with 27 countries from Africa. The Foreign Economic Relations Board of Turkey has established Business Councils with 43 African countries.

The value of Turkish direct investments to Sub-Saharan African countries is also steadily increasing. As of July 2018, total Turkish direct investments in Africa are estimated to be approximately U.S.$6.5 billion.

The share of African countries in the overall international business volume of Turkish contractors is 21.0% (the share of North Africa is 19.0%). As of July 2018, Turkish contractors have undertaken over 1,150 projects. In Sub-Saharan Africa, Turkish contractors have invested in large-scale projects, such as highways and railways (in Ethiopia, Tanzania, and Senegal), bridges and sewage systems (in Sudan), airports (in Senegal, Guinea, Niger and Sudan), water management systems (in Ghana), conference centers (in Equatorial Guinea, Senegal, Rwanda, and Congo), and stadiums (Cameroon and Senegal). There are also various other projects in the pipeline that are currently under review. Turkish Eximbank has approved the granting of loans worth U.S.$868 million for infrastructure projects in Africa as of the end of 2017.

Turkish Airlines has become a major international airline connecting the continent to the world with flights from Istanbul to 53 destinations across the continent.

Turkey, under various cooperation schemes, has been trying to share its experience in the fields of agriculture, health, education, energy, tourism and environment, as well as supporting small and medium size enterprises.

In collaboration with the African Union, Turkey hosted the first Turkey-Africa Economy and Business Forum in 2016 with the high level participation of 46 African countries and regional organizations. The second Forum will occur from October 10-11, 2018. Turkey also hosted the first Turkey-Africa Agriculture Ministers Meeting and Agribusiness Forum from April 27-28, 2017 in Antalya in cooperation with the African Union. Turkey also hosted the first International Africa Health Congress from July 20-21, 2017. The first Turkey-Africa Education Ministers Conference was also held in Istanbul from October 19-21, 2017.

TIKA, with its 21 coordination offices across the Continent, is the key governmental agency carrying out humanitarian and development assistance in most African countries. Turkey has substantially increased its official development assistance to Africa. Turkish official development assistance to Sub-Saharan Africa reached U.S.$383.3 million in 2014, U.S.$395.0 million in 2015, U.S.$118.4 million in 2016. Turkey’s total humanitarian and development aid to Somalia has surpassed U.S.$770.0 million as of July 2018.

As a way of enhancing cooperation in education, Turkey has been providing scholarships to African students. For the 2015-2016, 2016-2017, and 2017-2018 academic years, 1,137, 1,255, and 1,064 scholarships were allocated to students from the Continent, respectively. Turkey has provided undergraduate, graduate, and doctorate scholarships for 9,683 African students since 1992. During the 2016-2017 academic year, the total number of African students receiving higher education in Turkey was 14,274.

Latin America and the Caribbean

Turkey has been pursuing an outreach policy towards Latin America and the Caribbean (“LAC”) region since 1998 to expand the network of its cooperation at the bilateral and regional levels. In this framework, mutual high-level visits between Turkey and the countries of the region have gained momentum. In 2013, the President of Mexico visited Turkey. During the visit, relations between Turkey and Mexico were elevated to the level of strategic partnership and Mexico became Turkey’s second strategic partner in the region following Brazil. President Recep Tayyip Erdoğan visited Colombia, Cuba, and Mexico from February 9-13, 2015. The visit was the first presidential tour to Latin America from Turkey in the last 20 years. From January 31, 2016 to February 4, 2016, President Erdoğan made his second tour to the LAC region in a year, visiting Chile, Peru and Ecuador.

Turkey opened embassies in Santo Domingo, Dominican Republic in 2013, in San Jose, Costa Rica and Panama in 2014, Guatemala City in 2015, and La Paz in 2017 in addition to the existing eight Embassies in 2011, and a Consulate General in Sao Paulo. Latin American countries also increased their representation in Turkey. The number of LAC resident Embassies in Ankara reached 12 at the end of 2017. Moreover, TIKA opened Coordination Offices in Mexico City and Bogota and Anadolu Agency opened its Latin America regional office and launched Spanish news service in Bogota in 2017. Through such enhanced representation, Turkey is better equipped to further its relations and cooperation in the region.

Turkish Airlines has expanded its flight network in Latin America, adding Bogota, Panama City, Havana, and Caracas to its existing destinations of Buenos Aires and Sao Paulo in 2016, which also contributes to strengthening the relations in the fields of tourism, culture, economy and trade.

Turkey’s economic and commercial relations with the region increased in recent years. Trade volume between Turkey and the LAC region in 2013 was U.S.$7.9 billion (export U.S.$2.9 billion, import U.S.$5.0 billion), in 2014 was U.S.$8.2 billion (export U.S.$2.7 billion, import U.S.$5.4 billion), in 2015 was U.S.$7.1 billion (export U.S.$2.1 billion, import U.S.$5.0 billion), in 2016 was U.S.$7.0 billion (export U.S.$1.9 billion, import U.S.$5.1 billion), and in 2017 was U.S.$9.2 billion (export U.S.$2.4 billion, import U.S.$6.8 billion). Chile became the first country in the region with which Turkey has concluded a Free Trade Agreement. Turkey is currently negotiating similar agreements with Mexico, Colombia, Peru, and Ecuador.

While building closer ties with the countries of the region and diversifying relations on a bilateral basis, Turkey has also sought to strengthen its cooperation with regional organizations. Turkey enjoys permanent observer status in the Organization of American States, the Association of Caribbean States, the Pacific Alliance, and the Central American Integration System. In addition, Turkey became a member of the UN Economic Commission for Latin America and the Caribbean in 2017. Furthermore, Turkey established a Cooperation and Consultation Mechanism with the Caribbean Community, a Political Dialogue and Cooperation Mechanism with Mercosur countries, and a Consultation Mechanism with the Community of Latin American and Caribbean States Quartet. Turkey also signed a Memorandum of Understanding with the Organization of Eastern Caribbean States (“OECS”) in June 2016, which established for the first time, institutional ties between Turkey and the OECS.

ECONOMY

After the 1980s, significant progress was made in Turkey towards establishing a full-fledged market economy. In this respect, a radical policy shift from government intervention and import substitution to a greater reliance on market forces and trade liberalization was necessary. In order to complete this process, international capital markets were entirely liberalized in 1989. In addition, a Customs Union covering Turkey’s industrial product and the last stage of the association agreement between Turkey and the European community both began in 1996. These reforms contributed significantly to the dynamic growth of the private sector and underpinned the flexibility of the Turkish economy to adapt to both internal and external factors. The success of those reforms implemented in Turkey is also reflected by the strong performance of the Turkish economy in the last decade.

Turkey’s real GDP annual growth rate averaged 6.1% during the period from 2013 to 2017. Over this period, the Turkish economy became more diversified. In particular, the industrial base was broadened, and exports of goods and services grew rapidly. In addition, financial markets expanded and became more sophisticated. Turkey’s long-term gross external debt levels rose in absolute terms from U.S.$259.1 billion in 2013 to approximately U.S.$335.5 billion in 2017. See “Debt—External Debt and Debt Management” for details.

In addition to the registered economy, Turkey has an unregistered economy, which is substantial, though by definition unquantifiable, and has historically not been reflected in the statistics of the Republic. The unregistered economy, which is referred to as “shuttle trade”, includes significant amounts of activity in the agricultural sector and trade by the Republic with states consisting of the Commonwealth of Independent States (CIS) (Armenia, Azerbaijan, Belarus, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan). Consequently, trade and other figures may under-report the actual level of economic activity intended to be measured. The Government has been working with the World Bank to bring more untaxed economic activities within the scope of the registered economy, and therefore within the tax base of Turkey. Since 1996, the Government has developed a methodology to account for the portion of the unregistered economy relating to “shuttle trade” with the CIS republics.

In 2017, growth was mainly driven by the increase in domestic demand. External demand’s contribution to growth in 2017 was minimal. The unemployment rate in 2017 increased due to the rise in labor force participation. Inflation in 2017 increased due mainly to sharp depreciation in the Turkish Lira. Increases in oil prices contributed to inflationary pressure in 2017 as well. In 2017, the current account deficit increased compared to 2016. Given growth from domestic demand and the unexpected rise in gold imports, the current account deficit enlarged. In the financing of the current account deficit, long-term investments maintained their weight.

ECONOMIC STIMULUS EFFORTS

On June 4, 2009, the Government announced a new stimulus package that included investment incentives, certain measures to enhance employment and a new credit guarantee fund for small and medium-sized enterprises. On June 18, 2009, Law No. 5909, which enables the Turkish Treasury to transfer up to TL 1 billion of resources to the “Credit Guarantee Fund,” was approved by Assembly and was published in the Official Gazette on June 24, 2009 (No. 27268). The purpose of this law is to ensure that the Credit Guarantee Fund is adequately capitalized. The investment incentives program was renewed in 2012 with Decree No 2012/3305 and is still being implemented.

The Action Plan of the Business and Investment Climate Improvement Program became effective on February 16, 2015. The Program intends to increase investments by improving existing mechanisms and is built on four pillars: (1) Improving Bureaucratic Procedures; Improving Judiciary Processes, (2) Facilitating the Provision of Investment Location, (3) Improving the Governance of Business and (4) Investment Climate at Regional Level. The Program targets (i) increasing the share of private sector investment in GDP to 19.3% by the end of 2018 which was 15.9% in 2015, (ii) reaching U.S.$92.8 billion cumulative international direct investment for the 2014-2018 plan period (excluding real estate), and (iii) ranking among the top 40 countries in the Ease of Doing Business Index created by the World Bank Group. International direct investment flows reached U.S.$42.7 billion for the 2014-2016 period, while Turkey’s rank in the Ease of Doing Business Index declined from 63rd to 69th in 2016. Since the new GDP series dataset announced by TURKSTAT does not provide investment expenditures’ breakdown, the share of private sector investment expenditures in GDP data is not available.

On July 4, 2016, the Government announced measures designed to boost economic activity. Among other things, these new measures simplify stamp tax regulation, provide tax exemption for international firms, and ease access to loans for Turkish companies.

On December 8, 2016, the Government revealed extraordinary measures to revive Turkey’s economy. According to these measures, the Government would establish a loan volume of TL 250 billion (U.S.$73 billion) with the Credit Guarantee Fund and would also give additional support to projects investing in the manufacturing industry in an effort to encourage and increase private sector investments in 2017. Additionally, value added tax (“VAT”) for construction investments would be refunded for 2017. The Government also announced that social security premiums in the first quarter of 2017 would be postponed for nine months without interest. On February 3, 2017, the Government removed special consumption taxes on a number of electronic home appliances, cut VAT on furniture, and extended VAT cuts on property acquisitions, in a bid to support domestic demand. On April 29, 2017, the Government extended tax cuts on home appliances and furniture for a further five-month period in a bid to stir sluggish consumer demand.

GROSS DOMESTIC PRODUCT

Table 2

	2013	2014	2015	2016	2017
Real GDP (millions of TL)	1,369,334	1,440,083	1,527,725	1,576,365	1,693,310
Nominal GDP (millions of TL)	1,809,713	2,044,466	2,338,647	2,608,526	3,104,907
Turkish Lira/US dollar (annual average)	1.901	2.188	2.720	3.021	3.648
Nominal GDP (millions of dollars)	950,351	934,855	861,879	862,744	851,046
Population (mid-year, in thousands)	76,148	77,182	78,218	79,278	80,313
Per capita GDP (at current prices, in dollars)	12,480	12,112	11,019	10,883	10,597

Source: TURKSTAT

In 2013, domestic demand recovered somewhat thanks to increases in both private consumption and total investment expenditures which were recorded as 7.9% and 13.8% respectively. Therefore, growth in net exports declined 1.8% due to the recovery in domestic demand. On the production side, agriculture, industrial sector and services sectors grew by 2.3%, 9.0% and 8.3%, respectively. High value added rises in services sector mainly stemmed from construction and financial intermediation services sectors. In sum, the GDP growth rate was 8.5% in 2013. Agriculture, industrial sector and services sectors accounted for 6.7%, 19.6% and 61.2% respectively.

In 2014, growth rate of domestic demand declined to 3.2%, mainly caused by a sluggish increase in private consumption expenditures which was 3.0%. Sluggish domestic demand and depreciation in domestic currency bolstered the growth of net exports somewhat and was recorded as 1.9%. On the production side, agricultural sector grew only by 0.6% due to unfavorable weather conditions. The industrial sector grew by 5.6%. Capital goods production and energy production were the main leading manufacturing sectors which recorded 5.4% and 4.3% growth rates respectively. On the other hand, mining sector’s production growth rate occurred as 7.4%. The services sector grew by 6.1%, which was mainly fueled by financial intermediation services, professional, scientific and technical activities, education and entertainment activities, which recorded 10.2% and 10.7% growth rates, respectively. Consequently, GDP grew by 5.2% in 2014. Agriculture, industrial sector and services sectors accounted for 6.6%, 20.1% and 61.8% of GDP, respectively.

In 2015, domestic demand recovered rapidly and became the main driver of a 6.1% GDP growth rate, while net exports contributed only 0.6% to GDP. Private consumption and total investment expenditures grew by 5.4% and 9.3%, respectively. Similarly, public consumption expenditures grew by 3.9% and contributed buoyant domestic demand. On the production side, favorable weather conditions and base effect elevated agricultural production sharply and agricultural value added recorded 9.4% growth. Industrial value added growth carried on its moderate pace and recorded 5.1% growth rate. The services sectors value added grew by 5.4% in 2015, mainly driven by financial services and professional, scientific and technical activities and trade, transport and accommodation services. Agriculture, industrial sector and services sectors accounted for 6.9%, 19.8% and 61.5% of GDP, respectively.

In 2016, due to the July 15 coup attempt, economic activity slowed down in third and fourth quarters of the year and GDP increased only by 3.2% for the whole year. Public and private consumption expenditures, bolstered domestic demand, which grew by 4.7%, while net exports decreased by 1.3%. Increase in total investment expenditures was 2.2%, which is somewhat weak. On the production side, due to unfavorable weather conditions and large base effect, agricultural sector shrank by 2.6%, a 9-year historical bottom. Thanks to the recovery in fourth quarter, the industrial sector and the services sector recorded modest growth rates, at 4.2% and 3.4% respectively. Agriculture, industrial sector and services sectors accounted for 6.2%, 19.6% and 62.3% of GDP, respectively.

In 2017, the Turkish economy recovered rapidly thanks to certain measures including implementation of the Credit Guarantee Fund and tax cuts in certain sectors. GDP increased by 7.4%, mainly driven by domestic demand, while net exports’ contribution was minimal. Total consumption expenditures grew by 5.9%, while the increase in total investment expenditures was 7.3%. On the production side, through base effect, agricultural sector grew by 4.7%. The industrial sector and the services sector recorded high growth rates, at 9.2% and 7.7%, respectively. The agriculture, industrial sector, and services sectors accounted for 6.1%, 20.6% and 61.9% of GDP, respectively.

Table 3

Gross Domestic Product

Years	GDP at Current prices (in millions of TL)	Percentage change from prior year (%)	GDP at Current prices (in millions of US$)	Percentage change from prior year (%)	Real GDP (in millions of TL, Chained Volume)	Percentage change from prior year (%)
2013	1,809,713	15.3	950,351	9.1	1,369,334	8.5
2014	2,044,466	13.0	934,855	-1.6	1,440,083	5.2
2015	2,338,647	14.4	861,879	-7.8	1,527,725	6.1
2016	2,608,526	11.5	862,744	0.1	1,576,365	3.2
2017	3,104,907	19,0	851,046	-1.4	1,693,310	7.4

Source: TURKSTAT

The following table presents the composition of GDP at current prices for the periods indicated:

Table 4

Composition of GDP by Sectors (%)	2013	2014	2015	2016	2017
Agriculture	6.7	6.6	6.9	6.2	6.1
Industry	19.6	20.1	19.8	19.6	20.6
Manufacturing	16.2	16.8	16.7	16.6	17.5
Services
Construction	8.1	8.1	8.2	8.6	8.6
Trade, Transport, Accommodation	21.8	22.3	22.2	21.5	22.2
Information and Communication Technologies	2.4	2.4	2.4	2.4	2.5
Financial Services	3.1	2.9	3.0	3.3	3.2
Real Estate	8.2	8.0	7.7	7.7	7.2
Professional, Administrative and Supportive Services	4.6	4.8	5.2	5.3	5.4
Taxes-Subsidies	12.4	11.6	11.9	11.9	11.4
GDP Total	100.0	100.0	100.0	100.0	100.0

Source: TURKSTAT

The following table presents real growth in output for GDP for the periods indicated:

Table 5

Real growth in output for GDP (% change)	2013	2014	2015	2016	2017
Agriculture	2.3	0.6	9.4	-2.6	4.7
Industry	9.0	5.6	5.1	4.2	9.2
Manufacturing	9.3	6.1	5.9	3.8	8.8
Services
Construction	14.0	5.0	4.9	5.4	8.9
Trade, Transport, Accommodation	6.5	6.8	6.6	0.2	10.7
Information and Communication Technologies	8.9	7.2	3.8	5.9	12.4
Financial Services	25.8	10.2	8.4	8.8	3.9
Real Estate	2.9	2.5	2.4	3.6	2.6
Professional, Administrative and Supportive Services	12.5	10.7	15.4	5.2	10.0
Taxes-Subsidies	12.5	2.1	9.6	3.8	4.4
GDP Total	8.5	5.2	6.1	3.2	7.4

Source: TURKSTAT

PRINCIPAL INDUSTRIES

Turkey has a well-developed and increasingly diversified industrial sector. Since 1995, industrial production has increased primarily as a result of the expansion of domestic demand since the second quarter of 1995. In addition, decreased import costs as a result of the Customs Union with the EU and an increase in investment contributed to the rapid growth of industrial production.

In 2013, thanks to recovery in the domestic economy, industrial production and manufacturing industry production rose by 6.6% and 7.5%, respectively, and the capacity utilization rate was 76.7%. Value added in industry increased by 9.0% in 2013.

In 2014 and 2015, industrial sector carried on its moderate pace. Industrial production rose by 5.9% and 6.1%. Manufacturing industry production rose by 6.5% and 6.6%. Capacity utilization rates were 75.0% and 76.8% in 2014 and 2015. Value added in industry increased by 5.6% in 2014 and 5.1% in 2015.

In 2016, industrial sector’s value added growth rate was negatively affected by the failed coup attempt and grew by only 4.2% while each of the industrial production index and manufacturing production index grew by 3.4%, and capacity utilization rate was 77.4%.

In 2017, industrial production and value added recovered rapidly thanks to proactive measures taken by the Government and grew by 8.9% and 9.2%, respectively. Further, the capacity utilization rate was 78.5%, which is the highest level of last 9 years.

The following table presents industrial output for products for the periods indicated:

Table 6

	(in TL millions)				(% change)
	2013	2014	2015	2016	13/12	14/13	15/14	16/15
Hard Coal	818	769	562	549	-7	-6	-27	-2
Lignite	6,246	5,927	5,155	6,861	-8	-5	-13	33
Natural Gas	348	351	n/a	256	7	0.9	n/a	n/a
Iron Ores	1,267	1,530	1,245	1,174	6	21	-19	-6
Lead, Zink, Tin Ores	566	608	821	734	39	7	35	-11
Other Non-Iron Metal Ores	1,152	2,159	1,166	1,011	-23	87	-46	-13
Marble and Building Stones	2,681	2,430	2,724	2,844	28	-9	12	4
Limestone and Gypsum	606	702	756	789	13	16	8	4
Granules and Pebble Stones	3,391	2,683	3,114	3,298	65	-21	16	6
Other Minerals	1,236	1,308	1,421	1,715	50	6	9	21
Meat of Bovine Animals (Fresh or Cooled)	2,652	3,425	4,036	4,728	-4	29	18	17
Poultry (Fresh or Cooled)	6,840	8,397	8,599	9,269	2	23	2	8
Cigarette	3,567	4,405	4,492	5,355	12	24	2	19
Cotton Yarn	8,292	9,052	8,843	10,522	8	9	-2	19
Woven Fabrics of Cotton	6,723	7,411	8,617	9,781	14	10	16	14
Rough Aluminum	766	1,081	1,196	1,822	-4	41	11	52
Tractor (37 kw < engine power < 59 kw)	897	1,114	1,500	2,166	47	24	35	44
Automobile (1500 cm3 cylinder volume 3000 cm3	12,084	15,661	18,826	25,939	7	30	20	38
Tankers	n/a	430	380	n/a	n/a	n/a	-12	n/a

Source: TURKSTAT

ENERGY

Geographically, Turkey is in close proximity to 72% of the world’s energy resources and forms a natural energy bridge between source exporting countries and energy consumer markets.

Turkey imported 75.0% of its total energy consumption in 2013, 76.3% in 2014, 76.0% in 2015 and 74.0% in 2016.

Turkey imported 25.8 million metric tons of oil in 2017, compared to 25.1 million in 2016, 25.0 million in 2015, 17.5 million in 2014, and 18.5 million in 2013, marking a 39.4% increase measured over the last five years. Turkey imported 55.2 billion cubic meters (“bcm”) of natural gas in 2017, compared to 46.3 bcm in 2016, 48.4 bcm in 2015, 49.2 bcm in 2014, and 45.3 bcm in 2013, marking a 21.8% increase measured during the same period. Turkey imported 24.8 million metric tons of oil equivalent in coal in 2016, 21.9 million metric tons in 2015, 19.2 million metric tons in 2014, and 17.2 million metric tons in 2013.

Turkey’s sources of imported oil have diversified recently. While the share of oil from Iran has increased from 28.6% in 2013 to 44.5% in 2017, the proportion of Iraqi oil in Turkey’s total oil imports has fallen from 29.7% to 27.5%. The share of oil from Russia also increased during the same period from 12.0% to 31.0%.

In 2017, Turkey announced the National Energy and Mining Strategy, which entails three pillars: ensuring energy supply security, localization (i.e. increasing use of indigenous resources) and ensuring predictable market conditions.

To ensure energy supply security, Turkey is enhancing the natural gas infrastructure through investments in new pipeline projects, floating storage regasification units (“FSRU”), liquefied natural gas, and storage facilities. As a result, total daily gas entry capacity has surpassed total daily gas consumption by approximately 20%. Turkey’s first and second FSRUs became operational in 2017 and February 2018, respectively. The first gas delivery from TANAP to Turkey occurred in June 2018, which also contributes to Turkey’s diversification efforts, ensuring security of energy supply. The initial capacity of the TANAP line delivered to Turkey is 6 bcm. Turkey has also invested in exploration and drilling activities, acquiring a drilling ship in 2017.

Regarding the goal of localization, Turkey aims to increase the share of the domestic and renewable energy to two thirds of electricity production by 2023, adding 10.0 GW each of solar and wind energies to Turkey’s current energy mix. To this end, an auction for a 1.0 GW wind energy project and an auction for a 1.0 GW solar energy project were held in 2017. The lowest bidders proposed 6.99 cents/kWh in the solar auction and 3.48 cents/kWh in the wind energy auction. Additionally, a tender for the construction of a 1.2 GW offshore wind park was announced in the Official Gazette dated June 21, 2018. Turkey also continuously invests in lignite exploration activities.

The last pillar of Turkey’s strategy is ensuring predictable market conditions. The liberalization process of Turkish electricity and gas markets dates back to 2001 when electricity and gas markets laws were published in line with EU alignment efforts. In the electricity sector, as of the end of 2017, 84.0% of the electricity generation comes from the private sector, compared to 40.0% in 2013. The major achievements in the gas sector include the expansion of the distribution system by private distribution companies through auctions held by the Energy Market Regulatory Authority (“EMRA”), the establishment of wholesale companies that sell natural gas to eligible consumers, a gas release process which enables the transfer of certain contracts of BOTAŞ Trade to new private import companies. In 2015, Energy Exchange Istanbul was established to contribute to the development of the energy market by providing reliable reference price formation for market players. The electricity wholesale market has been operational since 2015 and wholesale gas trading activities are expected to start at the end of 2018.

The following table presents Turkey’s oil imports by source countries for the years indicated:

Table 7

Oil Imports (million tons)	2013	2014	2015		2016	2017
Iraq	6.0	5.5	11.4		9.3	7.1
Iran	5.3	5.2	5.6		6.9	11.5
Libya	0.7	0.1	0.0	*	—	0.2
Saudi Arabia	2.8	2.1	2.5		2.4	2.3
Russia	2.3	4.1	7.3		7.8	8
Azerbaijan	0.1	—	—		—	0.0	*
Kazakhstan	1.5	1.5	0.7		0.6	0.5
Italy	1.2	1.5	1.9		0.7	1.1
Nigeria	0.5	1.7	0.5		—	0.1
Colombia	—	0.6	0.9		—	0.3
Others	8.1	10.2	8.8		12.3	11.6

Total Crude Oil Imports	18.5	17.5	25.1		25	25.8
Total Crude Oil and Petroleum Products Imports	32.0	32.5	39.6		40	42.7

*less than 100,000 tons

Note: For 2013, imports of bunker delivery license holders are not included in country-specific figures.

Source: Energy Market Regulatory Authority

Energy development and power generation were priority areas for public investment. In particular, in the second half of the 1970s, Turkey embarked on a power and irrigation project (“GAP”) in Southeastern Anatolia. The power and irrigation project in Southeastern Anatolia (“GAP”) region covers an area of 27,340 square miles, which corresponds to 9.5% of the total area of Turkey. GAP is a combination of 13 major installations primarily for irrigation and hydroelectric power generation. The project includes the construction of 22 dams and 19 hydroelectric power plants on the Euphrates and the Tigris rivers and their tributaries. As of December 31, 2017, the installed capacity of GAP hydropower plants in operation was 7,383 MW. In addition, as of December 31, 2017, 47.4% of the total irrigation was completed, 15.2% was under construction, and 37.4% was at the planning and final design level. The total cost of GAP is expected to be U.S.$25.0 billion (excluding expropriation and overhead costs).

Natural Gas

Natural gas has been used extensively for power generation in Turkey since the late 1980s. Turkey is increasingly utilizing natural gas, both from its own reserves and from abroad, having established long-term purchase contracts with the Russian Federation, Algeria, Nigeria, Iran and Azerbaijan and also buys spot and long-term liquefied natural gas (“LNG”) from the market during the winter season in order to maintain a supply-demand balance. Turkey has very limited domestic gas reserves and national gas production represents less than 1% of the total domestic demand. Consequently, nearly 99% of natural gas demand is satisfied by import. The Petroleum Pipeline Corporation of Turkey (“BOTAŞ”) is the state-owned crude oil and natural gas pipeline operator and gas trader. At present, BOTAŞ has ten long-term sale and purchase contracts with eight different supply sources (six of which are via pipelines and two of which are in LNG form). In 2017, primary natural gas supply amounted to 55.25 bcm, with 82.51% of which imported by BOTAŞ, 17.49% of which imported by the private sector, and 0.64% of which produced by producer wholesale companies. By the end of 2017, the breakdown of consumption which totaled 53,857 bcm was 38.13% electricity production, 24.83% industry, 25.09% households, and 6.92% service sector. Distribution is carried out by local distribution companies. As of the end of 2017, 72 distribution zones were supplied with natural gas. Recent analysis suggests that natural gas demand will increase parallel to the growth expected in primary energy demand. Forecasts currently indicate that the demand for natural gas will reach 61 bcm in 2020.

In 2017, Turkey imported 28.7 bcm of natural gas from the Russian Federation, 9.3 bcm of natural gas from Iran and 6.5 bcm of natural gas from Azerbaijan. Turkey also imported 4.6 bcm and 1.3 bcm of natural gas from Algeria and Nigeria respectively, in LNG form. On the other hand, in 2017 Turkey also imported spot LNG from Qatar, Norway, the USA, Nigeria, Trinidad and Tobago, Equatorial Guinea, Great Britain, and the Netherlands.

Turkey’s domestic natural gas transmission system exceeds 14,000 km in length. In 2017, four new distribution licenses were granted and the number of active Distribution System Operator was 72.

In December 2012, the EMRA Board decided that all customers should be eligible to choose their supplier. This decision was reinforced with a new EMRA Board decision taken in December 2014 decreasing the eligibility threshold for the household customers to 75,000 cubic meters. In October 2013, EMRA prepared and published the model agreements for natural gas transportation and delivery services in distribution regions. This development provided transparency to supplier switching process and functioning of the market.

The Organized Natural Gas Wholesale Market By-law aims to let the market players trade natural gas anonymously in an organized liberal market operating by continuous trade principles, as well as let the transmission system operator balance the system by entering the Continuous Trade Platform (“CTP”) when needed and was published in the Official Gazette dated March 31, 2017. Market Usage Procedures and Principles, which aim to provide detailed rules about the market, were published in the Official Gazette dated September 23, 2017. Market simulations on the CTP began in April 1, 2018 and the market will be fully operational no later than September 1, 2018, with transactions posing financial and delivery obligations according to the By-law. The foundation of the Organized Natural Gas Wholesale Market is an important step towards establishing Turkey as an international gas trade center allowing the trade of gas from different sources. The Organized Natural Gas Wholesale Market is expected to give players crucial price signals about the market.

The increased regasification capacity of the LNG terminals exceeding 100 mcm/day as a result of the upgrades to the terminals and the new FSRUs owned by BOTAŞ, which are ready for operation, are another step towards liberalization in the natural gas market. Tariffs on LNG terminals including FSRUs have been liberalized as of the end of 2017, in line with the Natural Gas Market Law articles dictating that such storage tariffs should be freely set between parties provided that there’s sufficient capacity.

Restructuring the Electricity Sector

Significant steps have been made towards a fundamental restructuring of the electricity sector. The Electricity Market Law (No. 6446) (the “Electricity Market Law”), which became effective in March 2013, includes rules and regulations regarding the electricity market to increase transparency and efficiency in the investment environment.

Auto-production is regulated by Law No. 3096 by Decree No. 85/9799 which allows the Ministry of Energy and Natural Resources (“MENR”) to grant permission to industrial plants, residential complexes with more than 5,000 dwellings, five star hotels, industrial zones, universities, and municipal institutions to generate their own electricity. With the passing of amendments to the Electricity Market Law in 2014, the auto-production license was abolished and, accordingly, all such licenses have been changed into generation licenses. As of the end of 2017, 1,127 Independent Power Producers generated 193.3 Terawatt-hour (“TWh”), which constituted approximately 65.4% of Turkey’s total electricity generation. As of the end of 2017, the share of private sector in electricity generation is approximately 84.0%, taking into account the eligible producers, and unlicensed BOO, BOT, and TOOR power plants.

Turkey consumed 294.5 TWh of electricity in 2017. Installed capacity surpassed 85,200 GW in 2017 and the increase of electrical energy demand was 5.6% compared to the previous year. The By-law on Competition for the Applications of the Wind and Solar Power Plant Projects published in the Official Gazette dated December 6, 2013 (No. 28843) outlined the principles and procedures related to applications for projects to be connected to the grid. The By-law requires that eligibility criteria be determined by the declared RES (Wind Power Electricity Generation Plant) contribution margin to be paid per MW of electricity.

EMRA issued the By-law on Certification and Promotion of Renewable Energy Sources published in the Official Gazette dated October 1, 2013 (No. 28782), which identifies the methods and principles for the certification of renewable energy facilities and the establishment and operation of such facilities.

With the amendment in Regulation on Documentation and Support of Renewable Energy, which was published in the Official Gazette on April 29, 2016, participants in the renewable energy support mechanism have the responsibility for electricity sales and imbalances. They can sell to the day-ahead market, intraday market, and through bilateral contracts. The support amount is determined by feed-in-tariff plus the difference between the sales and the produced amount multiplied by a different coefficient for each resource type of the Day Ahead Market price.

The Regulation on Renewable Energy Source Zones was published in the Official Gazette on October 9, 2016. It is a new investment model for the construction of large capacity GES/RES fields. Konya/Karapınar has been set as Renewable Zone-1 and is planned to have a 1,000 MW GES capacity. The tender process for the solar project was completed in March 2017, with the Kalyon-Hanwha consortium placing the winning bid with 6.99 cents/kWh feed-in tariff. In August 2017, a wind tender was made for 1 GW at 12 cities. Siemens-Türkerler-Kalyon Joint Venture won the tender with 3.48 cents/kWh feed-in tariff. By the end of 2017, the share of renewable energy sources in total electricity generation was 45.6% and total wind capacity reached 6,516.1 MW.

The electricity sector in Turkey is dominated by three state-owned companies, covering generation, trading, and transmission activities: Turkish Electricity Transmission Corp. (“TEİAŞ”), Electricity Generation Corp. (“EÜAŞ”), and Turkish Electricity Trading and Contracting Corp. (“TETAŞ”). As of end of 2015, the share of publicly held installed capacity stayed below privately held installed capacity due to continuous and increasing private investments in the sector. In 2016 and 2017, 83.0% and 84.0% of electricity generation capacity was held by the private sector, respectively. Seventeen hydro power plants with a total installed capacity of 63.27 MW and three thermal power plants (Kangal, Seyitömer, Hamitabat) with a total installed capacity of 2,213 MW were privatized in 2013. Five hydro power plants with a total installed capacity of 5.54 MW and four thermal power plants (Kemerköy, Yeniköy, Yatağan, Çatalağzı) with a total installed capacity of 1,980 MW were privatized in 2014. Three thermal power plants (Orhaneli, Tunçbilek, Soma B) with a total installed capacity of 1,565.0 MW were privatized in 2015. Nine hydro power plants were privatized with a total capacity of 531.6 MW in 2016. Hopa power plant with installed capacity of 50.0 MW was privatized in 2016. Ten hydro power plants were privatized with a total capacity 324.06 MW in 2017.

While EÜAŞ, a state-owned company, held 37.15% of all installed capacity in 2013, its share in total installed capacity had been reduced to 23.9% by the end of 2017. The total installed capacity of EÜAŞ by the end of 2017 was 19,894 MW. Independent power producers owned more than 64.9% of total capacity in 2017. BOO, BOT and TOOR power plants, with long-term purchase agreements with TETAŞ, had 11.2% of capacity.

In order to introduce nuclear power into the generation portfolio, projects are being carried out at a bilateral level. An intergovernmental agreement (“IGA”) between the Russian Federation and Turkey concerning cooperation in the area of construction and operation of the nuclear power plant on the Akkuyu site in Turkey was ratified and came into force on December 27, 2010. The Akkuyu site has been allocated to the project company established under the terms of the agreement. The IGA established the BOO Model where the project company is responsible for construction and operation of the Akkuyu NPP. On June 15, 2016, EMRA granted Akkuyu NPP a generation license for 49 years.

An IGA between Turkey and Japan for construction and operation of the second nuclear power plant and development of the nuclear industry in Turkey was ratified and came into force on May 23, 2015 (OJ No. 29364). This IGA established a public private partnership between Japanese Consortium (MHI, Itochu, and GDF Suez) and EÜAŞ. The Sinop site has been designated as the potential candidate for the second nuclear power plant. As of the end of 2017, site evaluation studies in Sinop continue.

Turkey acknowledges the need to reduce energy dependency and to improve energy efficiency. The Energy Efficiency Strategy Paper published in the Official Gazette on February 25, 2012 (No. 28215) was published in order to increase the effectiveness of energy efficiency studies which had occurred to date and to set concrete objectives for such studies, with an aim to reduce primary energy intensity at least 20% by 2023.

Similarly, according to the 2010-2014 Strategic Plan of the MENR, efficiency is considered a supply source and is evaluated as a crucial component of security of supply. Energy efficiency was also one of the main topics covered in the 2014-2019 Strategic Plan of MENR, where related targets and actions were identified to increase energy efficiency. In this context, the first National Energy Efficiency Action Plan (2017-2023) was prepared as a result of the meticulous work with our Ministry and its partners, accepted by the High Planning Council and issued in the Official Gazette. The Action Plan includes actions to be taken to reach the national goals as well as impacts of these actions. The Action Plan was prepared in conformity with principles in our target policy documents such as our 2023 goals, the Energy Efficiency Strategy Paper issued in 2012, the 2015-2019 Strategic Plan of our Ministry, the Tenth Development Plan, and the Medium-Term Plan, by reflecting best practices in the world.

Electricity Interconnections

Turkey has the following existing interconnections with neighboring countries, and import/export figures are as follows:

•

Bulgaria: There are two 400 kV separate interconnection lines between Hamitabat, Turkey, and Maritsa East, Bulgaria, and each of them currently operate in synchronous parallel mode with the ENTSO-E Continental Europe Synchronous Area (“CESA”). 12,023,177,000 kWh of energy was imported from Bulgaria to Turkey and nearly 1,586,971,000 kWh of energy was exported from Turkey to Bulgaria through the Hamitabat-Marista East interconnection line in connection with synchronous parallel operation between the Turkish power system and ENTSO-E CESA from January 1, 2013 to December 31, 2017.

•

Azerbaijan/Nakhchivan: There is one 154 kV interconnection line between Babek, Nakhchivan, and Iğdir, Turkey. Imports from this connection line were discontinued on May 31, 2014. 379,336,000 kWh of energy was imported from Nakhchivan to Turkey in 2013 and 2014. In 2015, 2016, and 2017 no imports were realized.

•

Iran: There is one operating interconnection lines, which is a 400 kV line between Khoy, Iran and Başkale, Turkey. 7,273,923,000 kWh of energy was imported from Iran to Turkey from January 1, 2013 to December 31, 2017.

•

Georgia: Two interconnection lines exist between Turkey and Georgia. The first is a 220 kV Hopa-Batum interconnection line which operates only in emergency situations since 2014. In 2013 and 2014, 16,980,000 kWh of energy was imported via this line from Georgia to Turkey. The second interconnection line is a 400 kV interconnection line between Borçka, Turkey and Akhaltsikhe, Georgia, with a DC back-to-back station in Akhaltsikhe completed in 2013 and operated since July 2014. 2,284,715,000 kWh of energy was imported from Georgia to Turkey via the Borçka-Akhaltsikhe interconnection line from July 1, 2014 to December 31, 2017. Construction is underway for a 154 kV transmission line, between Batumi, Georgia, and Muratli, Turkey, with a DC back-to-back station on the Georgian side. The 154 kV Batumi-Muratli Interconnection Line is expected to be complete in 2020 according to the Georgian Development Plan.

•

Iraq: There is a 400 kV interconnection line between PS3 (in Turkey) and Zakho, Iraq. Electricity Energy exports to Iraq, via PS3 Karkey-Zakho Interconnection Line stopped on May 18, 2015 due to technical problems on the Iraq side. 1,578,646 MWh of energy was exported from Turkey to Iraq via PS3 Karkey, Turkey–Zakho Iraq Interconnection Line from June 2013 to May 2015. As of the end of 2017, installation of a second 400 kV interconnection line between Cizre, Turkey to Mosul, Iraq, is underway and the portion of the line within Turkish borders is 130 kilometers long. Cizre-Border section has been completed and the Mosul-Border section is expected to be completed.

•

Greece: There is a 400 kV interconnection line between Babaeski, Turkey and Philippi Nea Santa, Greece, which is currently operating in synchronous parallel mode with the ENTSO-E CESA. 3,324,988,000 kWh of energy was imported from Greece to Turkey and nearly 1,942,817,000 kWh of energy was exported from Turkey to Greece through the Babaeski- Nea Santa interconnection line in connection with synchronous parallel operation between the Turkish power system and ENTSO-E CESA from January 1, 2013 to December 31, 2017.

EMRA issued the By-law on Electricity Market Import and Export, published in the Official Gazette dated May 17, 2014 (No. 29003), in order to identify rules and exceptions governing the export and import of electricity through interconnections between the national grid and transmission grids of neighboring countries and to determine methods and principles of capacity allocation in international interconnections.

Trial synchronous parallel operation of the Turkish Power System with the ENTSO-E Continental Europe Synchronous Area (“CESA”) began on September 18, 2010. The trial parallel operation has been finalized in three phases. After the successful finalization of the “limited commercial exchange” period, which is the third and last phase, ENTSO-E Regional Group Continental Europe Plenary approved the report on September 4, 2013, emphasizing the success of the technical studies carried out by TEİAŞ for ENTSO-E connection. After the positive results of trial parallel operation, ENTSO-E decided in favor of the permanent synchronous operation of Turkish power system with the Continental Europe system ın April 2014. Following the fulfilment of the standards/obligations set down in the ENTSO-E Operation Handbook by TEİAŞ, the Long Term Agreement was signed in April 2015, which is a requirement of the ENTSO-E Articles of Association for permanent operation and will make the standards and obligations binding for TEİAŞ. TEİAŞ, therefore, became an integral part of European network. On its General Assembly on December 10, 2015, ENTSO-E approved TEİAŞ’s application to be an observer and an Observer-ship Agreement was signed between TEİAŞ and ENTSO-E on January 14, 2016.

Crude oil and natural gas pipelines and pipeline projects

Pipelines in Operation

The Russia-Turkey Natural Gas Pipeline (West Line) transits Ukraine, Romania, and Bulgaria, enters Turkey at the Malkoçlar border point and passes through Hamitabat, Ambarlı, İstanbul, İzmit, Bursa and Eskişehir before reaching Ankara. The pipeline is 845 km long.

The Eastern Anatolian Natural Gas Main Transmission Line (between Iran and Turkey) is approximately 1,491 km long and supplies approximately 10 billion cubic meters of natural gas.

The total length of the Blue Stream natural gas pipeline, the largest energy project ever between Turkey and the Russian Federation is 1,213 km, of which 396 km lies at the Black Sea offshore section.

The Baku-Tbilisi-Ceyhan Pipeline carries oil from the Azeri-Chirag-Deepwater Gunashli field and condensate from Shah Deniz across Azerbaijan, Georgia, and Turkey. It links the Sangachal terminal on the shores of the Caspian Sea to the Ceyhan marine terminal owned and operated by BOTAŞ on the Turkish Mediterranean coast. In addition, crude oil from Turkmenistan and Kazakhstan continues to be transported via the pipeline. The pipeline has a total length of 1,768 km: 443 km in Azerbaijan, 249 km in Georgia, and 1,076 km in Turkey. BP operates the Azerbaijan and Georgia sections of the pipeline on behalf of its shareholders in BTC Co. while BOTAS International Limited, a wholly owned subsidiary of BOTAŞ, operates the Turkish section.

The Baku-Tblisi-Erzurum Pipeline also known as the South Caucasus Pipeline was built to export Shah Deniz gas from Azerbaijan to Georgia and Turkey. The pipeline starts from the Sangachal terminal near Baku. It follows the route of the Baku-Tbilisi-Ceyhan crude oil pipeline through Azerbaijan and Georgia to Turkey, where it is linked to the Turkish gas transmission system. The pipeline is 980 km long. The pipeline is now being expanded to accommodate additional gas from the second stage of the Shah Deniz (Shah Deniz Stage 2) development project.

The Intergovernmental Agreement on natural gas transportation from Turkey to Greece was signed on February 23, 2003. The Turkey-Greece Interconnector comprises the first phase of the Southern Gas Corridor. Total length of the pipeline is approximately 300 km, of which 209 km is within the Turkish territories.

The groundbreaking ceremony of the Trans-Anatolian Natural Gas Pipeline Project (“TANAP Project”), a pipeline carrying gas from Azerbaijan to Turkey and Europe, was held in March 2015 and construction started in April 2015. First gas flow started on June 30, 2018 to Turkey and will start in 2020 to Europe. The TANAP Project is critical to meeting the natural gas demand of both Turkey and Europe. Upon operation, this project will be the first to take gas from the Caspian Sea and transmit it to Europe from the Caucasus; 6 bcm of the total 16 bcm of gas to be taken from the Stage 2 of the Shah Deniz Offshore Gas Field is planned to be used in Turkey and the remaining 10 bcm is planned to be transmitted to Europe through the TANAP Project. The TANAP Project is designed as the backbone of the Southern Gas Corridor and will contribute to the diversification of natural gas sources for Turkey.

Pipeline Projects under Development

In June 2013, the consortium developing Azerbaijan’s Shah Deniz gas field chose the Trans Adriatic Pipeline (“TAP”) over the Nabucco West project. The TAP project reflects a European Union push for alternatives to Russian gas imports and is expected to start flowing in 2020. The annual gas transportation capacity of the project is planned to be 10 bcm. However, the design of the pipeline will allow for transportation of more than 20 bcm/year of additional gas sources. The TAP project will collect Azeri gas via Turkey and will start on the border of Turkey and Greece, where it will connect with the TANAP project. TAP will continue onshore, crossing the entire territory of Northern Greece, then pass through Albania to the Adriatic coast. The offshore section of the pipeline will traverse the Adriatic Sea and will connect Italy’s gas transportation network in Southern Italy. TAP will be approximately 878 km long (Greece 550 km; Albania 215 km; Adriatic Sea 105 km; Italy 8 km). TAP is fronted by Swiss company AXPO BP of England, SOCAR of Azerbaijan, Fluxys of Belgium, Enagas of Spain, and Snam of Italy. On March 28, 2014, a Memorandum of Understanding relating to the Turkey-Bulgaria Interconnector Project was signed. This memorandum establishes a Joint Working Group in order to prepare a prefeasibility report and action plan for TAP.

The TurkStream Project is being developed to transport Russian gas directly to Turkey and then to Europe via two lines beneath the Black Sea. TurkStream’s offshore section will run over 900 km from the Russkaya compressor station near Anapa across the Black Sea to the Turkish seaboard, with an onshore string to Turkish Gas Network and another onshore line to Turkey’s European borders. On October 10, 2016, the Government of the Russian Federation and the Government of the Republic of Turkey signed the Intergovernmental Agreement on the project.

The following table presents Turkey’s energy supply (by resource) for the years indicated:

Table 8

		Coal		Oil		Gas		Hydro		Electricity		Other		Total Supply
	Years	mtoe (1)%		mtoe	%	mtoe	%	mtoe	%	mtoe	%	mtoe	%	mtoe	%
Production	2012	15.56	13.3%	2.45	2.09%	0.52	0.44%	4.98	4.24%			6.93	5.91%	30.44	25.95%
	2013	13.55	11.7%	2.52	2.17%	0.44	0.38%	5.11	4.39%			7.48	6.43%	29.11	25.02%
	2014	13.81	11.5%	2.58	2.14%	0.40	0.33%	3.50	2.90%			8.31	6.90%	28.59	23.73%
	2015	12.63	9.8%	2.64	2.05%	0.31	0.24%	5.77	4.47%			9.58	7.42%	30.94	23.96%
	2016	15.46	11.3%	2.70	1.98%	0.30	0.22%	5.78	4.24%			11.13	8.17%	35.37	25.97%
Import	2012	19.08	16.3%	40.93	34.89%	37.89	32.29%			0.50	0.43%	0.00	0.00%	98.40	83.88%
	2013	17.55	15.1%	40.61	34.91%	37.35	32.11%			0.64	0.55%	0.00	0.00%	96.14	82.66%
	2014	19.44	16.1%	41.62	34.54%	40.64	33.73%			0.68	0.57%	0.00	0.00%	102.38	84.96%
	2015	22.29	17.3%	49.95	38.68%	39.95	30.94%			0.61	0.48%	0.00	0.00%	112.80	87.35%
	2016	23.56	17.3%	50.77	37.27%	38.24	28.07%			0.54	0.40%	0.00	0.00%	113.12	83.03%
Export	2012	0.00		6.11	5.21%	0.50	0.43%			0.25	0.22%	0.00	0.00%	6.88	5.86%
	2013	0.01		4.54	3.90%	0.56	0.48%			0.11	0.09%	0.00	0.00%	5.22	4.48%
	2014	0.04		5.45	4.52%	0.52	0.43%			0.23	0.19%	0.00	0.00%	6.25	5.18%
	2015	0.09		7.16	5.54%	0.51	0.40%			0.27	0.21%	0.08	0.06%	8.12	6.29%
	2016	0.04		6.41	4.71%	0.56	0.41%			0.12	0.09%	0.12	0.09%	7.25	5.32%
Bunkers	2012			3.45										3.45	2.94%
	2013			3.81										3.81	3.28%
	2014			4.26										4.26	3.54%
	2015			4.60										4.60	3.56%
	2016			4.48										4.48	3.29%
Stock Changes	2012	-0.36		-0.28		-0.57						0.00		-1.20	-1.03%
	2013	-0.67		0.36		0.40						0.00		0.09	0.08%
	2014	0.30		0.06		-0.31						0.00		0.04	0.03%
	2015	-0.15		-1.62		-0.10						-0.01		-1.88	-1.45%
	2016	-0.52		-0.38		0.35						0.02		-0.53	-0.39%
Statistical Error	2012	-0.09		0.29		0.02						0.00
	2013	0.18		0.14		0.08						0.00
	2014	0.01		-0.15		0.04						0.00
	2015	0.31		0.03		0.15						-0.03
	2016	0.19		0.00		0.06						0.00
Total Supply	2012	34.27	29.2%	33.54	28.6%	37.34	31.8%	4.98	4.2%	0.25	0.2%	6.93	5.91%	117.31	100.00%
	2013	30.42	26.2%	35.14	30.2%	37.63	32.4%	5.11	4.4%	0.53	0.5%	7.48	6.43%	116.31	100.00%
	2014	33.51	27.8%	34.54	28.7%	40.20	33.4%	3.50	2.9%	0.45	0.4%	8.31	6.89%	120.50	100.00%
	2015	34.67	26.8%	39.21	30.4%	39.65	30.7%	5.77	4.5%	0.34	0.3%	9.49	7.35%	129.14	100.00%
	2016	38.46	28.2%	42.20	31.0%	38.34	28.1%	5.78	4.2%	0.42	0.3%	11.03	8.09%	136.23	100.00%

(1)	Million Metric tons of oil equivalent. Calorific unit of energy is taken as 860 kcal/10 kWh
(2)	Includes coke and petrocoke
(3)	Includes marine bunkers.

Source: MENR

AGRICULTURE

While agriculture has historically been a very important sector in Turkey, the contribution of this sector to the country’s GDP and total employment has diminished in the past few years. Nevertheless, this sector is crucial to the Republic since the agricultural sector employs a significant portion of Turkey’s work force, generates most of the income and employment in rural areas, supplies products to many other sectors, and contributes significantly to total exports of the country.

The strategic objectives of the Republic’s agricultural policies are to develop a globally competitive and environmentally-friendly agricultural sector, providing sufficient and balanced nutrition to Turkish people. Particular emphasis is given to research and development, innovation, productivity growth, improvement and strengthening of the food safety infrastructure and increased efficiency of water use in agriculture.

In recent years, support schemes that contribute to productivity have been given special importance. Premium payments, area-based supports, animal husbandry supports and rural development supports are among the major schemes in the support program. In 2017, those major support schemes have accounted for 26.1%, 24.9%, 29.9% and 11.2% of total support budget, respectively. The distribution of premium payments, area-based supports, animal husbandry supports and rural development supports for the year 2018 are estimated to constitute 24.4%, 28.1%, 27.8% and 11.9% of the total support budget, respectively.

A new version of the GAP Action Plan, which relates to irrigation investments, is in place for the 2014-2018 period. In addition to the GAP Action Plan (2014-2018), the KOP Action Plan (2014-2018), the DAP Action Plan (2014-2018), and the DOKAP Action Plan (2014-2018), each applicable to other priority regions were also prepared and have been implemented since 2014. The purpose of these plans is to strengthen the social and economic development of Turkey. The agriculture sector plays a crucial role in these Action Plans to create jobs and incomes, improve the standard of living in rural areas and diminish the regional disparities. The principal objectives of the agriculture sector in these Action Plans are to increase productivity, generate more income and employment in rural areas, and provide sufficient and balanced nutrition to the population.

In 2017, agricultural value added rise by 4.7%, compared to a 2.6% shrink in 2016.

Although agricultural production in Turkey is generally less efficient than elsewhere in Europe, Turkey is largely self-sufficient with respect to crops. Turkey is a net exporter country in terms of agricultural raw and processed products trade in the world market. Moreover, there have been significant improvements in the quality and productivity of its crops in recent years. These crops, such as barley, wheat, maize and rice, have become more readily marketable.

The following table presents Turkey’s agricultural output (by crop) for the years indicated:

Table 9

Agricultural Output

	Annual (in thousands of tons)					Percentage Change (%)
	2013	2014	2015	2016	2017	2013/14	2014/15	2015/16	2016/17
Cereal
Wheat	22,050	19,000	22,600	20,600	21,500	-13.8	18.9	-8.8	4.4
Barley	7,900	6,300	8,000	6,700	7,100	-20.3	27.0	-16.3	6.0
Maize	5,900	5,950	6,400	6,400	5,900	0.8	7,6	0	-7.8
Pulses
Lentils (red)	395	325	340	345	400	-17.7	4.6	1.5	15.9
Chick Peas	506	450	460	455	470	-11.1	2.2	-1,1	3.3
Dry Beans	195	215	235	235	239	10.3	9.3	0	1.7
Industrial Crops
Sugar Beet	16,489	16,743	16,023	19,465	20,828	1.5	-4.3	21.5	6.3
Cotton (raw)	2,250	2,350	2,050	2,100	2,450	4.4	-12.8	2.4	16.7
Tobacco	93	75	68	70	80	-19.8	-9.0	3.0	8.1
Oil Seeds
Sunflower	1,523	1,638	1,681	1,671	1,964	7.5	2.6	-0.6	17.5
Soybeans	180	150	161	165	140	-16.7	7.3	2.5	-15.2
Rapeseed	102	110	120	125	60	7.8	9.1	4.2	-52.0
Groundnut	128	124	148	164	165	-3.6	19.4	11.3	0.6
Tuber Crops
Potatoes	3,948	4,166	4,760	4,750	4,800	5.5	14.3	-0.2	1.1
Dry Onions	1,905	1,790	1,879	2,120	2,132	-6.0	5.0	12.8	0.6
Fruit Bearing Vegetables
Watermelons and Melons	5,587	5,593	5,638	5,783	5,825	0.1	0.8	2.6	0.7
Tomatoes	11,820	11,850	12,615	12,600	12,750	0.3	6.5	-0.1	1.2
Fruits and Nuts
Grapes	4,011	4,175	3,650	4,000	4,200	4.1	-12.6	9.6	5.0
Figs	299	300	301	305	306	0.5	0.1	1.6	0.3

	Annual (in thousands of tons)					Percentage Change (%)
	2013	2014	2015	2016	2017	2013/14	2014/15	2015/16	2016/17
Citrus Fruits	3,681	3,784	3,976	4,293	4,770	2.8	5.1	8.0	11.1
Hazelnuts	549	450	646	420	675	-18.0	43.6	-35.0	60.7
Apples	3,128	2,480	2,570	2,926	3,032	-20.7	3.6	13.9	3.6
Olives	1,676	1,768	1,700	1,730	2,100	5.5	-3.8	1.8	21.4
Tea	1,180	1,266	1,328	1,350	1,300	7.3	4.9	1.7	-3.7
Value Added in Agriculture (chained volume, billion TL)	94,604	95,165	104,085	101,400	106,125	0.6	9.4	-2.6	4.7

Source: TURKSTAT

SERVICES

The services sector is composed of a wide range of activities including construction, wholesale and retail trade, tourism, transport, communications, finance and commerce, health, education, and social services. In 2013 and 2014 value added in the services sector increased and the growth rate reached 8.3% and 6.1%, respectively. As of the end of each of 2013 and 2014, the services sector accounts for 61.2% and 61.8% of GDP, respectively, declining to 61.5% in 2015. Due to unfavorable economic conditions in 2016, services sectors’ growth rate slowed down to 3.4% and accounted for 62.3% of GDP. In 2017, the services sector accounted for 61.9% of GDP, shrinking by 7.7%.

Tourism

Tourism has become a major growth sector in Turkey’s economy, has contributed significantly to foreign exchange earnings, and has generated demand for other activities including transportation and construction. Government policy has been to support and promote growth in the tourism sector in Turkey by expediting improvements in infrastructure and by facilitating private investment in this sector, including both foreign and domestic investment.

In 2013, the total number of foreign visitors visiting Turkey increased by 9.8% to 34.9 million and tourism revenues increased by 10.1% to U.S.$32.3 billion. In 2014, the total number of foreign visitors travelling to Turkey increased by 5.5% to 36.8 million and tourism revenues increased by 6.2% to U.S.$34.3 billion. In 2015, the total number of foreign visitor visiting Turkey decreased by 1.6% to 36.3 million and tourism revenues decreased by 8.3% to U.S.$31.5 billion. In 2016, the total number of foreign visitor visiting Turkey decreased by 30.5% to 25.4 million and tourism revenues decreased by 29.7% to U.S.$22.1 billion. In 2017, the total number of foreign visitor visiting Turkey increased by 27.8% to 32.4 million and tourism revenues increased by 18.9% to U.S.$26.3 billion.

In 2013, Turkey’s methodology for measuring tourism statistics, revenues and expenditures was revised to be more in line with the methodologies recommended by Eurostat and UN’s World Tourism Organization.

The following table presents overall foreign visitor arrivals, receipts and the percentage change in receipts for the years indicated:

Table 10

	Total Foreign Visitor Arrivals	Total Receipts	Percentage Increase in Total Receipts
Year	(in thousands)	(in millions of US dollars)	(%)
2013	34,910	32,309	10.1
2014	36,838	34,306	6.2
2015	36,245	31,465	-8.3
2016	25,352	22,107	-29.7
2017	32,410	26,284	18.9

Sources: TURKSTAT, Ministry of Culture and Tourism

Trade, Transport, Accommodation and Information and Communication Technologies

In 2013, 2014 and 2015, trade, transport and accommodation sector grew by 6.5%, 6.8% and 6.6%, respectively, while the sector’s share of the GDP was 21.8%, 22.3% and 22.2%. During 2016, the trade, transport and accommodation sector grew by 0.2% and accounted for 21.5% of GDP. In 2017, the sector grew by 10.7% and its share increased to 22.2% of GDP.

In 2013, 2014 and 2015, the information and communication technologies sector grew by 8.9%, 7.2% and 3.8%, respectively, while its share of GDP was 2.4% across all three years. The information and communication technologies sector grew by 5.9% and its share in GDP was 2.4% in 2016. In 2017, the sector’s growth rate was 12.4% and its share of GDP was 2.5%.

In 2013 and 2014, the wholesale and retail trade sector grew by 7.8% and 8.1%, while its share of GDP was 11.2% and 11.5%, respectively. In 2015 and in 2016, the wholesale and retail trade sector grew by 7.7% and 2.5% and its share in GDP accounted for 11.5% and 11.4%, respectively.

Since its liberalization in 2004, the telecommunications sector has experienced rapid growth. In 2013, 2014, 2015, 2016 and 2017, the value of the telecommunications market was U.S.$17.3 billion, U.S.$16.2 billion, U.S.$14.6 billion, U.S.$15.0 billion and U.S.$14.0 billion, respectively. The growth rate in the sector for the same years, in Turkish Lira terms, was 5.0%, 8.2%, 11.5%, 14.3% and 12.6%, respectively, and the contraction in U.S. dollar terms is the result of depreciation of the Turkish Lira. A total of 798 authorizations have been granted to 452 telecommunications operators as of June 19, 2018.

Mobile subscription penetration is 96.3% and fixed line telephone use increased to 14.2% as of the end of 2017. As of the end of 2017, total broadband penetration is 85.2% and mobile broadband use reached 70.5%. 4G mobile broadband services were introduced in April 2016 and 3 telecommunication operators provide these services. As of March 31, 2018 the number of active 4G users reached 30.1 million.

In each of 2013, 2014, 2015, and 2016, the growth rate in transportation sector was 3.7%, 4.5%, 6.0%, and -0.7%, respectively, and the sector’s share of the GDP was 7.9%, 7.9%, 7.9%, and 7.9%, respectively.

Construction

The construction sector’s value added grew by 14.0% in 2013, 5.0% in 2014, 4.9% in 2015, 5.4% in 2016 and 8.9% in 2017. The total contracting amounts in foreign markets in 2013, 2014, 2015, 2016 and 2017 were U.S.$30.2 billion, U.S.$26.9 billion, U.S.$23.2 billion, U.S.$13.9 billion and U.S.$14.8 billion, respectively. The decline in contracting amounts in foreign markets in recent years was primarily caused by political fluctuations and worldwide economic fluctuations. This, however, was counteracted by an increase in domestic contracts yielding overall value added growth of 8.9% in 2017.

EMPLOYMENT AND WAGES

The total civilian labor force in Turkey was 31,643 thousand people in 2017. Turkey has a large pool of unskilled and semi-skilled workers. Turnover in the labor force has been high in certain industries, particularly in those that are labor-intensive. During the period from 2013 to the end of 2017, the total labor force increased at an average annual rate of approximately 3.2%.

Total civilian employment was 28,189 thousand in 2017, of whom approximately 19.4% were employed in agriculture, 19.1% in industry and 61.5% in services. Moreover, in 2017, the labor force participation rate was at 52.8%, compared to 52.0% in 2016.

There were approximately 3,603,000 public sector workers at the end of 2017. The rate of unemployment remained constant at 10.9% in both 2016 and 2017.

The following table sets forth information with respect to the labor force and employment in Turkey for the dates indicated:

Table 11

Employment (in thousands)	2013	2014	2015	2016	2017
Civilian labor force	27,046	28,786	29,678	30,535	31,643
Civilian Employment	24,601	25,933	26,621	27,205	28,189
Agriculture	5,204	5,470	5,483	5,305	5,464
Industry	5,101	5,316	5,331	5,296	5,383
Services	14,296	15,147	15,806	16,604	17,341
Unemployed	2,445	2,853	3,057	3,330	3,454
Unemployment rate (%)	9.0	9.9	10.3	10.9	10.9

Source: TURKSTAT

The following table sets forth information on the employment rate with respect to age and gender in Turkey for the dates indicated:

Table 12

	Employment Rate%			Youth* Employment Rate%
Year	Male	Female	Total	Male	Female	Total
2013	65.2	27.1	45.9	43.1	21.5	32.2
2014	64.8	26.7	45.5	45.0	22.0	33.5
2015	65.0	27.0	46.0	45.2	23.2	34.2
2016	65.1	27.5	46.3	44.8	23.2	34.1
2017	65.6	28.9	47.1	45.4	23.0	34.3

(*)	Young people in the 15-24 age group

Source: TURKSTAT

The collective bargaining system in Turkey covers workers in the public and private sectors. The public sector includes employees who are defined under Union and Collective Bargaining Law No. 6356 and work for state – owned enterprises.

In 2013, labor costs in the public sector increased by 9.2% (4.5% in real terms), compared to 2012. Labor costs in the private sector increased by 7.3% (2.7% in real terms) in 2013, compared to 2012. Labor costs (including salaries and benefits) for civil servants increased by 7.3% (2.7% in real terms) in 2013.

In 2014, labor costs in the public sector increased by 8.8% (-1.3% in real terms), compared to 2013. Labor costs in the private sector increased by 10.3% (0.1% in real terms) in 2014, compared to 2013. Labor costs (including salaries and benefits) for civil servants increased by 11.2% (0.9% in real terms) in 2014.

In 2015, labor costs in the public sector increased by 12.3% (6.6% in real terms), compared to 2014. Labor costs in the private sector increased by 12.8% (7.1% in real terms in 2015), compared to 2014. Labor costs (including salaries and benefits) for civil servants increased by 7.6% (2.2% in real terms) in 2015.

In 2016, labor costs in the public sector increased by 7.7% (3.7% in real terms), compared to 2015. Labor costs (including salaries and benefits) for civil servants increased by 14.3% (10.1% in real terms) in 2016.

In 2017, labor costs in the public sector increased by 16.8% (0.8 % in real terms), compared to 2016. Labor costs (including salaries and benefits) for civil servants increased by 9.3% (-5.6% in real terms) in 2017.

The following table sets forth the real and nominal changes in costs of labor to public and private employers from the prior year for the public and private sectors and civil servants for the years indicated:

Table 13

Changes in Labor Costs (percentage change)

	Public Sector		Private Sector(2)		Civil Servants
Year	Nominal	Real (1)	Nominal	Real (1)	Nominal	Real (1)
2013	9.2	4.5	7.3	2.7	7.3	2.7
2014	8.8	-1.3	10.3	0.1	11.2	0.9
2015	12.3	6.6	12.8	7.1	7.6	2.2
2016	7.7	3.7	—	—	14.3	10.1
2017	16.8	0.8	—	—	9.3	-5.6

(1)	Deflated by the wholesale price index. Labor costs presented in this table include costs of employment in addition to wages.
(2)	Figures represent a selective sample of wages covered by the collective bargaining agreements between TİSK, the confederation of employer unions, and trade unions.

Sources: Ministry of Development, Turkish Confederation of Employer Associations, TURKSTAT, Ministry of Finance

The salaries of civil servants increased by 7.3% in 2013, 10.0% in 2014, 3.8% in 2015, 3.8% in 2016 and 9.3% in 2017.

The minimum wage for both private and public sector workers increased by 4.1% in the first half of 2013 and by an additional 4.4% in the second half of 2013. In 2014, the minimum wage for both private and public sector workers increased by 5.0% in the first half of 2014 and by an additional 6.0% in the second half of 2014. In 2015, the minimum wage for both private and public sector workers increased by 6.0% in the first half of 2015 and by an additional 6.0% in the second half of the year. For 2016, the minimum wage for both private and public sector workers increased by 33.5% and was raised to 1,300 TL. For 2017, the minimum wage for both private and public sector workers increased by 8.0% and was raised to 1,404 TL. For 2018, the minimum wage for both private and public sector workers increased by 14.2% and was raised to 1,603 TL.

As of the end of 2016, approximately 5.8 million workers were on minimum wage payroll in Turkey.

As of July 31, 2017, 1,623,638 employees were members of a trade union (in public), compared to 1,195,102 employees at the beginning of 2013. The ratio of civil servants who were union members was 69.2% as of July 31, 2017, compared to 71.6% as of July 31, 2016.

New flexible working arrangements were legalized by Law Code 6715, amending Labor Code 4857, in May 2016. Now, private employment agencies (“PEAs”), permitted by the Turkish Employment Agency, can enter into temporary worker contracts with an employer and assign the PEA’s employee to the new employer. Remote teleworking was added on Labor Code 4857. Now, workers will be able to telecommute.

Also in 2016, new regulations were passed allowing civil servants who recently gave birth to work half of their regular work hours for the first two months for the first birth, first four months for the second birth, and first 6 months for the third birth. Additionally, civil servants who recently gave birth or their spouses can work half of their regular work hours until the child reaches almost six years old. However, the financial and social benefits will be commensurate with the number of hours they would be working.

INFLATION

In 2013, consumer inflation increased by 1.2 percentage points year-on-year to 7.4%, overshooting the uncertainty band of the inflation target. Consumer inflation, which soared due to the tax adjustments on tobacco at the beginning of 2013, followed a volatile path in the remaining part of the year amid developments in unprocessed food and energy prices, and ended the mid-year significantly above the value implied by the target. In the second half of the year, the weak course of portfolio flows driven by global uncertainty over the monetary policies in advanced economies led to depreciation of the Turkish Lira and caused core inflation indicators to rise with the pass-through effect. Consequently, inflation expectations deteriorated slightly during the last six months of 2013. Producer price inflation (“PPI”) rose to 6.97% and the course of producer prices suggested that cost pressures on consumer prices increased.

In 2014, annual consumer inflation increased by 0.8 percentage points year-on-year to 8.2%, rising above the uncertainty band around the inflation target. This increase was mostly driven by the depreciation of the Turkish Lira as well as the sharp increase in food prices. Throughout the year, inflation followed a volatile course shaped by food price and exchange rate developments. In the first half of 2014, inflation soared due to considerable depreciation of the Turkish Lira and surge in food prices and ended the mid-year significantly above the value implied by the target. Despite the slowdown in the second half of the year, thanks to plunging international oil prices and the partial correction in unprocessed food prices, annual inflation ended the year with a high year-end value. Consequently, medium-term inflation expectations followed a downward track in the fourth quarter after trending upward earlier in the year. In line with the outlook for import prices, annual PPI inflation declined to 6.4% in 2014.

In 2015, inflation followed a volatile course and ended the year at 8.81%, well above the upper bound of the uncertainty band. In the first half of the year, annual CPI inflation improved compared to the previous year. As of March, annual CPI inflation decreased to 7.61% mainly due to the core goods group while food and services inflation remained at high levels. Thanks to the correction in the unprocessed food group, annual inflation continued to fall in the second quarter and reached 7.2%. Meanwhile, depreciation in the Turkish Lira limited this fall and annual inflation of core goods and energy groups increased as a result. In the second half of the year, CPI inflation increased significantly mainly due to the accumulated depreciation in the Turkish Lira and the adverse outlook in food inflation. Consequently, medium-term inflation expectations also increased in the second half of the year. On the other hand, decline in commodity prices mainly led by oil price developments helped limit exchange rate pressures on inflation. Accordingly, PPI followed a relatively stable course throughout 2015 and was 5.71% by the end of the year.

In 2016, inflation fell by 0.28 percentage points year-on-year to 8.53%, but remained above the uncertainty band. The breach of the uncertainty band around the inflation target was due largely to the Turkish Lira depreciation, tax adjustments (for tobacco, fuel, automobiles, etc.) and the increase in real unit wages. The minimum wage raise in early 2016 affected consumer prices through both cost and income channels, while the contribution of special consumption tax (“SCT”) adjustments for tobacco, alcoholic beverages, fuel and automobiles to inflation was well above historical averages. The depreciation in the Turkish Lira and high volatility in exchange rates affected inflation not only through first-round cost pressures but also through expectations channel and overall pricing behavior. A large part of Turkish Lira depreciation occurred in the last quarter of the year, limiting the impact of the cumulative exchange rate pass-through throughout the year. In fact, the annual core goods inflation remained on a downtrend until November. While the Turkish Lira depreciation accompanied by the SCT hike on fuel led to a sizeable increase in annual energy inflation, the hike in the contribution of alcoholic beverages and tobacco to inflation was more dramatic through 2016. On the other hand, weaker domestic demand and relatively low food inflation in 2016 compared to 2015 due to a significant decline in tourism, limited the headline inflation. Thanks to a benign consumer inflation outlook since February 2016, medium-term inflation expectations continued to improve until June before remaining flat in the third quarter. However, the sizeable Turkish Lira depreciation and rising inflation caused expectations to deteriorate in November and December. Meanwhile, throughout the year, annual producer price inflation followed a volatile course shaped by commodity prices and exchange rate developments and rose to 9.94% at the end of the year, leading to higher cost-side pressures.

In 2017, CPI inflation hit 11.92%, posting a significant rise (a 3.39 percentage point increase) compared to the 2016 year-end figure. The main driver of the increase was the significant depreciation in Turkish Lira, which stood at 22.0% against the exchange rate basket (average of Euro/TL and US Dollar/TL) in year-averages. Core goods, particularly durable consumption goods, which are especially susceptible to exchange rate movements, experienced significant increases in prices in 2017. Additionally, rises in import prices, especially oil prices, induced further price hikes in imported goods including energy. Following the relatively low inflation in 2016 and elevated by the recovery in the tourism sector, the increase food prices significantly impacted the inflation rate in 2017. During this period, aggregate demand conditions also exerted some pressure on prices, as the economic activity remained strong. Services inflation posted a measured rise in 2017, which can be attributed, but not limited, to (i) food prices (through catering services), (ii) fuel prices (through transportation services), (iii) higher headline inflation (through backward indexation in some services such as rent and education), and (iv) exchange rate movements (particularly through maintenance and repair services). Meanwhile, inflation expectations deteriorated further this year, with medium-term expectations standing well above the target. Producer prices inflation went up to 15.47% in 2017, reflecting largely the exchange rate and import price developments. Consequently, cost-push effects on consumer prices gained strength.

Table 14

Uncertainty Band around Target and Inflation Realizations

	Dec. 2013	Dec. 2014	Dec. 2015	Dec. 2016	Dec. 2017
Uncertainty Band (upper limit)	7.0	7.0	7.0	7.0	7.0
Uncertainty Band (lower limit)	3.0	3.0	3.0	3.0	3.0
Realization	7.4	8.2	8.8	8.5	11.9

Sources: TURKSTAT, CBRT

The following table presents the percentage changes in producer and consumer prices for the years indicated:

Table 15

Inflation (percentage change)

Year	Producer Price Index (%)	Consumer Price Index (%)
2013	7.0	7.4
2014	6.4	8.2
2015	5.7	8.8
2016	9.9	8.5
2017	15.5	11.9

Source: TURKSTAT

EDUCATION

According to the Address Based Population Registration System, the adult literacy rate among individuals aged 6 years and over increased from 96.0% in 2013 to 96.5% in 2016. The rate for men and women was 98.9% and 94.1% in 2016, respectively. Increasing primary school attendance rates have been influential in reducing the illiteracy rate.

According to the Ministry of Development, total student enrollment in the educational year 2016-2017 is 24.5 million, of whom 5.3% were in pre-primary school, 42.7% were in primary school, 22.4% were in secondary school and 29.3% were in university.

ENVIRONMENT

The current National Development Plan of Turkey has placed sustainable development at its center with a focus on green growth. To protect and improve the quality of the environment, implement sustainable development principles, and internalize green growth approach, strategies and policies have been adopted and projects and programs on strengthening legislation and institutional structure have been implemented.

In July 2016, Turkey presented its first Voluntary National Review report on steps towards the implementation of the 2030 Agenda for Sustainable Development at the United Nations Economic and Social Council, High Level Political Forum on Sustainable Development. The report indicated that the land area covered by forests in Turkey is increasing. Turkey’s greenhouse gas (“GHG”) emissions have also increased, primarily due to economic and population growth, paired with a corresponding increase in energy demand and industrialization. Turkeys’ total GHG emissions reached 496.1 million tons CO2 eq in 2016. As of 2016, total GHG emissions increased by 13.0% compared to 2013 levels. As of the end of 2016, emissions were 6.3 ton CO2 eq/capita.

The ratio of municipal population who benefit from drinking and using water supplies 98.0% in 2016. 90.0% of the municipal population benefited from sanitation systems in 2016.

Turkey is a party to most of the multilateral environmental agreements. Turkey is active in regional environmental initiatives such as the Mediterranean Technical Assistance Program, the Mediterranean Action Plan and the Black Sea Environment Program pursuant to which these countries will operate under the same agenda regarding environmental issues.

COMPETITION LAW

The Law on the Protection of Competition (Law No. 4054, the “Competition Act”) is the basic legislation which provides the framework for antitrust and merger control rules. The purpose of the Competition Act, which was adopted by the Grand National Assembly of Turkey on December 7, 1994, is to ensure the protection of competition by providing necessary supervision and regulations.

The Competition Act prohibits the following:

•

Agreements, concerted practices, decisions and practices of undertakings (or commercial entities), or associations of undertakings which have as their objective or effect, or likely effect, the prevention, distortion or restriction of competition directly or indirectly in a particular market for goods or services (for example, agreements involving price fixing, market sharing, et cetera);

•

Abuse, by one or more undertakings, of their dominant position in a market for goods and services within the whole or a part of the country on their own or through agreements with others or through concerted practices (for example preventing, directly or indirectly, another undertaking from entering into the commercial activity); and

•

Mergers or acquisitions of two or more undertakings aimed at creating a dominant position or strengthening a dominant position and, as a result, competition is significantly decreased in any market for goods and services.

The Competition Act has been enforced by the Turkish Competition Authority (the “TCA”) since 1997, when the TCA was formed. The Competition Board is the decision-making body of the TCA and has the authority to adopt secondary legislation designed to assist in the implementation of the Competition Act, which is in line with the legislation of the European Union.

The TCA is a stand-alone entity and is granted administrative and financial autonomy. The TCA is a related body of the Ministry of Customs and Trade, but is independent in fulfilling its duties. The TCA is empowered to submit its opinions regarding draft legislation to relevant administrative and legislative bodies.

The Competition Board has the power to impose an administrative fine of up to 10% of the annual gross revenue of an applicable entity that violates the Competition Act. Moreover, an additional administrative fine of up to 5% of the fine referenced in the previous sentence is imposed on an firm’s/association of firm’s managers or employees who are determined to have had a decisive influence with respect to the violation. Firms or associations of firms or their managers and employees who apply for leniency with the TCA may not be fined or may have their fines reduced due to such application for leniency. The Competition Act also provides for turnover-based fines for certain procedural violations, such as failure to provide requested information; providing incomplete, false or misleading information; hindering or complicating on-the-spot inspections; executing unauthorized mergers or acquisitions, which are subject to review by the Competition Board, or failure to comply with the decisions of the Competition Board.

The Competition Act empowers the Competition Board to impose structural remedies (i.e., divestiture of certain assets) and behavioral remedies (i.e. elimination of certain conduct such as refusal to deal or amendments to certain provisions in agreements involving resale of goods by dealers) in the event the Competition Act is violated.

The following table presents a summary of the files concluded by the TCA between 2013 and 2017:

Table 16

Year	Competition Infringement	Exemptions and Negative Clearance	Mergers and Acquisitions (including Privatizations)	TOTAL
2013	191	58	213	462
2014	163	59	215	437
2015	89	35	158	282
2016	83	33	209	325
2017	80	32	184	296
TOTAL	606	217	979	1802

Source: TCA

In 2013, the following legislation was adopted:

•

Block Exemption Communiqué No. 2013/3 on Specialization Agreements: This Communiqué establishes the conditions for granting block exemption to specialization agreements between firms from the application of the provisions of Article 4 of the Competition Act.

•

Communiqué No. 2013/2 on the Procedures and Principles to be Pursued in Pre-Notifications and Authorization Applications to be Filed with the Competition Authority in order for Acquisitions via Privatization to Become Legally Valid: This Communiqué establishes the procedures and principles to be pursued in pre-notifications and authorization applications to be filed with the TCA in order for acquisitions realized by the Privatization Administration or by other public institutions and firms to become legally valid, in accordance with Article 7 and Article 27, Paragraph 1, Subparagraph f of the Competition Act.

•

Guidelines on the General Principles of Exemption: The amendment to the Competition Act in 2005 abolished the obligation to notify the Competition Board of the agreements, concerted practices and decisions of associations of firms that are under the scope of Article 4 of the Competition Act. Since the obligation to notify was abolished, in principle, firms and associations of firms should make the assessment for exemption on their own without notifying the Competition Board. The Guidelines draw a general framework about the scope of Article 4 and the principles for the application of the conditions listed in Article 5 as well as to set out the criteria used in the assessment of exemption.

•

Guidelines on the Assessment of Non-Horizontal Mergers and Acquisitions: The Guidelines set out the general principles to be applied in initial assessments conducted by the Competition Board in relation to non-horizontal mergers and acquisitions.

•

Guidelines on Horizontal Cooperation Agreements: The Guidelines establish the principles to be applied, within the framework of Article 4 and 5 of the Competition Act, in the assessment of agreements between firms, decisions of associations of firms and concerted practices with the nature of a horizontal cooperation.

•

Guidelines on Cases Considered a Merger or an Acquisition and the Concept of Control: A merger by two or more firms or the acquisition of direct or indirect control over all or part of one or more firms by one or more firms or by one or more persons who currently control at least one firm, through the purchase of shares or assets, through a contract or through any other means shall be considered a merger or an acquisition within the scope of Article 7 of the Act, provided there is a lasting change in control.

In 2014, the following legislation was adopted:

•

Guidelines on the Assessment of Exclusionary Abusive Conduct by Dominant Firms: The Guidelines describe the principles the Competition Board must apply when assessing exclusionary abusive conduct by dominant firms under Article 6 of the Competition Act, to increase transparency, and thus to minimize the uncertainties that may arise in the interpretation of the Article by the firms.

•

Competition Assessment Guide: The Guide provides a methodology for government agencies in evaluating competitive impacts of draft or existing legislation. It includes a checklist setting forth questions for detecting unnecessary restraints on competition.

In 2015, no new regulation, communiqué or guideline was published in 2015 by the TCA.

In 2016, the following legislation was adopted:

•

Block Exemption Communiqué No. 2016/5 on Research and Development Agreements: This Communiqué determines the conditions for exempting in block the agreements made between the undertakings related to research and development from the application of the provisions of Article 4 of the Competition Act.

In 2017, the following legislation was adopted:

•

Communiqué No. 2017/2 Concerning the Mergers and Acquisitions Calling for the Authorization of the Competition Board: This Communiqué introduces amendments to Communiqué No. 2010/4 including: (i) abolishing the requirement that the Competition Board re-establish turnover thresholds every two years; (ii) deeming any merger or acquisition transactions between the same parties occurring within a three-year time period to be one single transaction; and (iii) creating conditions related to notice regarding transactions through serial purchases in stock exchanges.

•

Block Exemption Communiqué No. 2017/3 on Vertical Agreements in the Motor Vehicle Sector: This Communiqué establishes the conditions for granting block exemption to distribution agreements in the motor vehicle sector. Communiqué No. 2017/3 replaces the former Block Exemption Communiqué No. 2005/4 and introduces changes in (i) general block exemption conditions, (ii) non-compete obligations and multi-branding, and (iii) market share thresholds.

•

Guidelines Explaining the Block Exemption Communiqué on Vertical Agreements in the Motor Vehicle Sector: The Guidelines explain factors relating to implementation of Communiqué No. 2017/3, minimizing the uncertainties that may arise in the interpretation of the Communiqué.

Turkish competition law is parallel to EU competition law and the implementation of competition policy in Turkey is one element of a much larger national initiative to advance beyond the Customs Union Agreement and achieve formal membership in the European Union. The Competition Act covers only antitrust and merger control rules. Regarding legislative alignment with the acquis in the field of competition rules and administrative capacity of the TCA, the 2017 Progress Report prepared by the European Commission reiterates that legislative framework is broadly aligned with the acquis, enforcement capacity is adequate and implementation is effective overall.

The TCA actively attends the meetings of Organization for Economic Cooperation and Development, United Nations Conference on Trade and Development, and International Competition Network on a regular basis, presents written papers and oral presentations, and attends other meetings in the international space. In recent years, the TCA has signed Memorandums of Understanding with the competition agencies of Kazakhstan (2013), Ukraine (2013), Kyrgyzstan (2015), Georgia (2016), Tunisia (2017) and Peru (2017) each in an aim to promote cooperation in the field of competition law and policy.

INTELLECTUAL PROPERTY

Turkish Copyright Law No. 5846 (as amended in 2014 by Law No. 6552, the “Copyright Law”) provides protection for scientific and literary works (including computer programs), musical works, works of fine art (including textile and fashion designs), cinematographic works, and derivations. Under the Copyright Law, an author has the exclusive right to perform or authorize or prohibit the use of his works which fall into one of the above-mentioned categories, including the rights of adaptation, reproduction, distribution, performance, presentation and communication to the public (which includes broadcasting, retransmission, and “making available” rights).

The Copyright Law has a 70-year term of protection for these economic rights and also recognizes moral rights, which include an author’s right to claim authorship of the work and to object to any distortion, mutilation, or other modification of their work that would be prejudicial to their honor or reputation. Performers, cinema and music producers, and broadcasting organizations have related rights according to Article 80 of the Copyright Law.

Within the provisions of the Copyright Law, copyright collecting societies carry out collective rights management activities relating to the exercise of economic rights on covered works and subject matters with related rights (including performances, cinema and music products, broadcasts), including determining the tariffs, making contracts, collecting revenues, and making distributions to right-holders.

The main task of the Turkish Patent and Trademark Office (“TURKPATENT”) is to perform registration pursuant to provisions of relevant acts of industrial property rights, which currently concerns patents and utility models, trademarks, industrial designs, topographies of layout-designs of integrated circuits and geographical indications. In addition, TURKPATENT acts as a mediator in the performance of license transactions, acts as an expert before the courts, guides technological transfers and submits such information for the benefit of the public, cooperates with national/international institutions, and ensures the implementation of agreements in the field of industrial property rights.

TURKPATENT has prepared three strategy documents in coordination with the relevant governmental and non-governmental institutions on Industrial Property Rights (“IPRs”). The new Design Strategy Paper and Action Plan document, which covers 2018-2020, was adopted by the Higher Planning Council on June 18, 2018. The other two strategy documents, the National IP Strategy Paper and Action Plan and the National Geographical Indications Strategy Paper and Action Plan, entered into force in 2015.

As a founding member of the World Trade Organization (“WTO”), Turkey adopted its contemporary national industrial property legislation in 1995. Turkey’s intellectual property legislation was reviewed successfully by the WTO Member States during the Trade Policy Review Mechanism of the WTO, amongst other obligations arising from the WTO Agreements, on March 15-17, 2016.

Turkey’s intellectual property legislation was further updated and the new Turkish Industrial Property Code No: 6769, entered into force on January 10, 2017. The IP Code No. 6769 brought a number of substantial changes in the Turkish intellectual property system, including updates in administrative structure and capacity of TURKPATENT, which changed its previous title (Turkish Patent Institute) to the new “Turkish Patent and Trademark Office”.

In April 2016, Turkey’s application to become an International Search and Examination Authority (“ISEA”) for the patent applications through Patent Cooperation Treaty was approved by the Committee of World Intellectual Property Organization, a specialized agency of United Nations. As of October 2016, TURKPATENT is officially an ISEA.

There are 13 IPR criminal courts (7 of which are operational) and 13 IPR civil courts (10 of which are operational) in Turkey. The Council of Judges and Prosecutors decides the number of courts needed to be in operation based on the number of cases. If the number of filed or pending cases is lower than the workload threshold, the court’s functioning is suspended temporarily. If the number of filed or pending cases is greater than workload threshold, the court will be operational again.

The TURKPATENT currently administers bilateral cooperation protocols with the Industrial Property Offices of the following countries: Albania, Azerbaijan, Austria, Brazil, Bulgaria, Czech Republic, People’s Republic of China, Denmark, Germany, Morocco, France, South Korea, Georgia, Islamic Republic of Iran, Spain, Sweden, Italy, Japan, Kirgizstan, Macedonia, Mongolia, Moldova, Pakistan, Romania, Russian Federation, Serbia, Syria, Tajikistan, Tunisia and Uzbekistan.

Table 17

Statistics Regarding Industrial Property Rights Applications	2013	2014	2015	2016	2017
Number of Patent Applications	12,053	12,375	13,958	16,778	19,283
Number of Utility Model Applications	3,541	3,568	3,583	3,534	3,320
Number of Trademark Applications	100,608	111,544	110,679	107,176	121,108
Number of Industrial Design Applications	8,782	9,028	8,896	8,840	9,009

Source: TURKPATENT

Table 18

Statistics Regarding Industrial Property Rights Registrations/Grants	2013	2014	2015	2016	2017
Number of Patent Granted	8,925	8,530	10,100	11,074	12,424
Number of Utility Model Issued	2,037	2,561	2,767	2,441	2,088
Number of Trademarks Registered	83,189	87,545	83,027	97,085	85,573
Number of Industrial Designs Registered	8,393	8,265	9,225	9,364	9,890

Source: TURKPATENT

SOCIAL SECURITY SYSTEM

The defined benefit social security system in Turkey has been run by the Social Security Institution (the “SSI”) since 2006. The SSI is responsible for conducting all operations of the active/passive insured and their dependents regarding retirement and health services. In 2008, the social security system was amended by the Social Security and Universal Health Insurance Law (Law No.5510).

The most important parameters of the social security system are provided in the table below.

Table 19

	Before the Reform	After the Reform (Law 5510)
Retirement Age (women/men)	58 / 60 (for new entries)	Gradual increase to 65 for both genders starting from 2036
Contribution Period • Workers • Others	7000 days 9000 days	7200 days 9000 days

Valorization of Contribution for Workers and Self-Employed	100% real GDP growth + 100% CPI	30% real GDP growth + 100% CPI

Replacement Rate
• Civil servant • Others	50% + 1% for each year 3.5% for the first 10 years; 2% for the next 15 years; 1.5% for the remaining years	2% for each year

Source: UT

The most important features of the reform are eliminating the gap among insured in terms of services and repressing the deficit of the system. Total budgetary transfers to the SSI were 4.2% of GDP in 2017.

Table 20

Revenues and Expenditures of Social Security Institution (billion TL)	2013	2014	2015	2016	2017
Revenues	163	184	220	255	288
Expenditures	183	204	232	276	313
Rev.—Exp.	-20	-20	-11	-21	-24
Budgetary Transfers (“BT”)	71	77	79	108	128
BT as % of GDP	3.9%	3.8%	3.4%	4.1%	4.2%

Source: Social Security Institution

The goals of the reform in health services are implementation of Universal Health Insurance which covers the entire population, countrywide implementation of family medicine and easier access to all health care services by the insured.

The compulsory unemployment insurance system was introduced in 1999. The Turkish Employment Agency is responsible for all transactions and services related to unemployment insurance. Contribution rates for unemployment insurance are 2% for the employer, 1% for the employee and 1% for the State based on the employee’s gross salary. As of December 31, 2017, the total asset value of the Unemployment Insurance Fund was TL 116.7 billion.

Personal Pension System

Law No. 4632 (Individual Pension Savings and Investment System) (a) establishes the regulation and supervision of the individual pension system which is complementary to the state social security system on the basis of voluntary participation and a fully-funded defined contribution, directing individual pension savings to long term investments, (b) improves welfare level during retirement by providing a supplementary pension income, and (c) contributes to economic development by creating long-term resources for the economy and thereby increasing opportunities for employment. The Individual Pension Savings and Investment System commenced on October 27, 2003.

Law No. 6327, which commenced January 1, 2013, establishes a state match of 25% for the contributions made by system participants, which is capped at 25% of the annual gross minimum wage for each participant. As a result of Law No. 6327, the number of new participants who have entered into the system has increased by approximately 3.8 million between 2013 and 2017.

“Automatic Enrollment” can be applied to workplace-based private pension schemes, commenced on January 1, 2017, and is based on Law No. 6740 amending the Individual Pension Savings and Investment System Law No. 4632. Under Automatic Enrollment, employees are automatically enrolled in a private pension scheme by their employers using a certificate based upon the pension contract between the employer and the pension company, but have the discretion to exit the plan at any time. The state matching required by Law No. 6327 also applies to Automatic Enrollment, with additional incentives of a welcoming bonus and an additional state match of 5% for the contributions of any employee who elects to receive his or her retirement benefit as an annuity product.

As of the end of 2017, in the individual-voluntary pension system, there were 18 pension companies, 6,922,615 participants, and 8,166,075 active pension contracts. As of the end of 2017, there were 3,417,003 employees enrolled in the Automatic Enrollment program and 3,497,574 certificates. The total amount of funds held by all pensions reached TL 67.7 billion (and TL 77.8 billion including state match contributions) and there was a total fund size of TL 1.8 billion in the Automatic Enrollment program.

EXCHANGE RATES AND EXCHANGE POLICIES

The Central Bank of the Republic of Turkey (the “Central Bank” or “CBRT”) continued to implement the floating exchange rate regime along with the inflation targeting framework in 2013 through 2017.

Table 21

	Interventions		Auctions		Direct Sales to State Energy Enterprises	Export Rediscount Credits*
Central Bank FX Purchases and Sales (in million USD)	Purchase	Sale	Purchase	Sale
2013	—	—	—	17,610	—	12,664
2014	—	3,151	—	9,879	1,321	12,999
2015	—	—	—	12,366	10,505	15,182
2016	—	—	—	3,400	5,084	15,022
2017	—	—	—	—	7,851	12,490

*	In contrast to FX sales, export rediscount credits raise Central Bank’s net international reserves.

Source: CBRT

Introduced in September 2011, the popular Reserve Option Mechanism (“ROM”) allows banks and other financial institutions to maintain reserve requirements for Turkish Lira liabilities in FX and/or gold up to a certain threshold. According to this mechanism, for any Turkish Lira reserve requirement, the banks can hold an equivalent FX amount weighted by a factor called Reserve Option Coefficient (“ROC”).

During 2013, the CBRT implemented new revisions to Reserve Option Mechanism for gold and FX facilities. Following the tapering signal by the U.S. Federal Reserve Board in May 2013, most emerging countries’ risk premiums exhibited an upward trend until late 2013. Accompanied with domestic risk factors, the Turkish Lira lost value against major currencies (e.g. US Dollar, Euro) beyond what peer emerging countries have experienced. To contain potential risks due to currency depreciation (e.g. a rise in inflation due to pass through), the CBRT implemented additional monetary tightening and conducted foreign exchange selling auctions (amounting to approximately U.S.$17 billion for the year). There were also increases in the upper limit of the interest rate corridor in mid-2013.

In the beginning of 2014, the CBRT delivered a front-loaded monetary tightening and simplified its operational framework. During the same time period, the CBRT provided FX liquidity to the market by direct currency intervention and daily FX sale auctions. Considering the developments in FX volatility, the limits on daily FX sales were revised several times which set the minimum amount between U.S.$10 million to U.S.$40 million. Further, the required portion of the FX requirements of energy-importing state economic enterprises (“SEEs”) was met directly by the Undersecretariat of the Treasury and the CBRT as of December 17, 2014. Over the course of 2014, an FX amount of U.S.$14.35 billion was sold through FX sale auctions and direct intervention.

On August 1, 2014, the CBRT limited the foreign currencies that could be maintained for Turkish Lira required reserves to the U.S. dollar only. To further strengthen the Central Bank’s FX reserves, the Central Bank increased the export rediscount credits limits several times during 2013 and 2014. In sum, export rediscount credits added U.S.$12.7 billion in 2013 and U.S.$13.0 billion in 2014 to the Central Bank’s net international reserves. Overall, international reserves of the Central Bank reached U.S.$127.3 billion as of the end of 2014.

In order to maintain balanced growth and capital inflows for the upcoming global monetary policy normalization, the CBRT changed the foreign exchange deposit rates that apply to banks borrowing from the CBRT within their borrowing limits through the FX Deposit Market. As of October 9, 2014, the rates for one-week maturity borrowings from the CBRT were reduced from 10.0% to 7.5% for the U.S. Dollar and from 10.0% to 6.5% for the Euro. Moreover, in consideration of the increase in banks’ balance sheets and in CBRT’s international reserves, the CBRT raised the banks’ transaction limits at the Foreign Exchange and Banknotes Markets from U.S.$10.8 billion to U.S.$22.6 billion as of December 10, 2014.

On August 18, 2015, the CBRT released a road map regarding policies to be implemented before and during the normalization of global monetary policies. Thus, adjustments were made in the policies regarding interest rate and Turkish Lira liquidity, foreign exchange liquidity and financial stability to be implemented before and during the normalization. Accordingly, measures were taken to enhance the flexibility of the foreign exchange liquidity policy and bolster core liabilities and long-term borrowing to support financial stability before and during the global monetary policy normalization.

In 2015, given the expected normalization in global monetary policies, the CBRT continued to lower the interest rates on FX deposits that banks can borrow from the CBRT within their borrowing limits in the FX Deposit Market. Throughout 2015, the CBRT lowered the 1-week FX deposit interest rate. By August 2015, rates had declined to 2.75% (down from 7.5% earlier in the year) for U.S. dollars and 1.25% (down from 6.5% earlier in the year) for Euros. On September 1, 2015, in order to enhance the flexibility of the foreign exchange liquidity management, transaction limits for banks at the CBRT Foreign Exchange and Banknotes Markets were raised by approximately 130% to U.S.$50 billion. The arrangements served as a buffer for the banking sector to boost confidence in financial markets.

On February 13, 2015, the CBRT introduced changes to reserve option tranches and coefficients to strengthen the automatic stabilizing feature of the ROM. Accordingly, to meet the required FX liquidity due to the adjustments in the reserve requirement ratios, the ROC in the first 30% tranche was lowered by 0.2 points. Furthermore, with the upper limit of the facility unchanged, the corresponding ROC to each additional tranche was raised by 0.2 points for tranches above 55%. On March 10, 2015, the CBRT introduced further changes to reserve option coefficients in order to meet the temporary FX liquidity needs of the financial system. Accordingly, the ROC in the first 30% tranche was lowered by 0.2 points. The ROC for tranches above 55%, on the other hand, was raised by 0.6 points. Lastly, on December 26, 2015, the calculation of the foreign exchange amount to be held against Turkish Lira liabilities under the ROM was rearranged to strengthen its stabilizing feature. Accordingly, the calculation of the foreign exchange amount was based on the average of the exchange rates prevailing before the start of the maintenance period rather than the exchange rates prevailing on the liability date.

On February 27, 2015, the CBRT began to set the FX sale auction amount on a daily basis in order to gain flexibility in FX liquidity policy against market volatility. To this end, as of August 19, 2015, on days when deemed necessary, the CBRT may increase the FX selling auction amount by up to U.S.$70 million above the pre-announced minimum amount. Moreover, throughout 2015, the CBRT continued to provide the required portion of the FX requirements of energy-importing SEEs. The CBRT raised the limits of export rediscount credits on January 23, 2015, and widened the scope of firms that can utilize these loans. These changes will enable exporters and the services sector firms, which have FX-denominated earnings, to make higher utilization of the CBRT rediscount credits. The CBRT sold U.S.$22.9 billion through FX selling auctions and direct FX sales to energy-importing SEEs in 2015. During 2015, the FX amount obtained by rediscount credits was U.S.$15.2 billion.

In 2016, the CBRT took steps towards boosting the FX market liquidity including cutting foreign currency required reserve ratios and ROCs throughout the year, restoring the limits on collateral FX deposits, and meeting part of the demand from energy-importing public institutions. On January 9, 2016, the CBRT made changes to the coverage of reserve requirements. Development and investment banks’ borrower funds were included in the liabilities subject to reserve requirements with a required reserve ratio 11.5% for TL and 13.0% for FX liabilities. Going forward, deposits/participation funds obtained from banks abroad are subject to the reserve requirement ratios of other liabilities except deposits/participation funds, because these liabilities are regarded as non-core liabilities.

In 2016, the CBRT sold a total of U.S.$3.4 billion through daily selling auctions until April 28, 2016, and did not hold any FX selling auctions for the rest of the year. Approximately U.S.$5.1 billion was sold to energy-importing state-owned enterprises in 2016 and approximately U.S.$7.9 billion was sold in 2017.

On September 1, 2016, in addition to the existing facility of allowing 30% of reserve requirements to be maintained as “standard gold” under the ROM, a new separate tranche of 5% was announced along with the conditions of implementation. On August 9, 2016, and September 6, 2016, under the ROM, coefficients of the second, third and fourth tranches of the foreign exchange facility in addition to the first two tranches of gold facility were increased by 0.1 points. On October 31, 2016, to provide the financial system with additional FX liquidity, under the ROM, coefficients of the second, third and fourth tranches of the foreign exchange facility were lowered by 0.2 points. To provide the FX liquidity management of banks with more flexibility, the upper limit of FX reserve requirements that can be maintained as average was raised from 3 to 4 points. On November 17, 2016, under the ROM coefficients regarding the FX facility were kept unchanged for the first tranche, and reduced by 0.1 points for the second tranches and by 0.2 points for other tranches.

To expand the utilization of the rediscount credit facility and increase the contribution of rediscount credits to the CBRT’s FX reserves, the CBRT increased the limit of rediscount credits from U.S.$17 billion to U.S.$20 billion on July 25, 2016.

On February 17, 2017, it was announced that repayments of rediscount credits for export and foreign exchange earning services lent before January 1, 2017 and due by May 31, 2017, could be made in Turkish Liras provided that they are paid at maturity. On November 6, 2017, the Central Bank determined that the repayments of rediscount credits for export and foreign exchange earning services due by February 1, 2018, could be made in Turkish Liras at an exchange rate of TL 3.70 for 1 USD, TL 4.30 for 1 Euro, and TL 4.80 for 1 GBP, provided that they are paid at maturity, and provided further that if the exchange rate on the date of the credit extension is higher than the aforementioned rates, the exchange rate on such date would be applicable.

On November 6, 2017, the upper limit for the FX maintenance facility was lowered to 55% from 60% and all tranches were reduced by 5 points.

On January 17, 2017, the CBRT opened the Foreign Exchange Deposits against Turkish Lira Deposits market with the aim of enhancing flexibility and instrument diversity of the Lira and FX liquidity management. In 2017, the CBRT provided up to U.S.$6.25 billion of temporary FX liquidity through foreign exchange deposits against Turkish Lira deposits auctions.

Further, on November 18, 2017, the CBRT launched the Turkish Lira-settled forward foreign exchange sale auctions. The volume of Turkish Lira-settled forward foreign exchange sale auctions reached U.S.$2.85 billion as of December 29, 2017.

The following table displays the average and the period-end rates of exchange of Turkish Lira per US Dollar, Japanese Yen and against the US Dollar-Euro currency basket:

Table 22

Exchange Rates

Period Average Year	Turkish Lira per U.S. Dollar	Turkish Lira per Euro	Turkish Lira per 100 Japanese Yen	Turkish Lira per Currency Basket*
2013	1.91	2.53	1.97	2.22
2014	2.20	2.92	2.09	2.56
2015	2.73	3.03	2.26	2.88
2016	3.03	3.35	2.80	3.19
2017	3.66	4.13	3.28	3.89

Period End At December 31
2013	2.14	2.95	2.04	2.54
2014	2.33	2.83	1.95	2.58
2015	2.92	3.19	2.43	3.05
2016	3.54	3.71	3.06	3.62
2017	3.82	4.56	3.40	4.19

*	The basket consisting of U.S.$0.5 and €0.5.

Source: CBRT

INTERNATIONAL LENDING

From January 1, 2013 to June 30, 2016, under the World Bank-Turkey Country Partnership Strategy 2012-2016 (the “CPS”), Turkey received U.S.$3.2 billion in financing from the IBRD. Additionally, between July 1, 2016 and December 31, 2017, Turkey received approximately U.S.$1.5 billion from IBRD resources under the new World Bank-Turkey Country Partnership Framework 2017-2021 (the “CPF”). Therefore, total financing from IBRD resources between January 2013 and December 2017 reached almost U.S.$4.7 billion. This IBRD package consists of development policy loans and investment loans.

The CPS and CPF provide financing for private sector investments through the International Finance Corporation (“IFC”), and guarantees for non-commercial risks through the Multilateral Investment Guarantee Agency (“MIGA”). IFC and MIGA are members of the World Bank Group. During the CPS period of 2012-2016 Turkey became IFC’s second largest client globally, and IFC’s own account investments in Turkey reached U.S.$3.58 billion in long-term finance. Additionally, Turkey received approximately U.S.$1.42 billion from IFC between July 1, 2016 and December 31, 2017. MIGA’s guarantee gross exposure reached U.S.$2.7 billion in the same period.

A summary of the program and investment loans approved by IBRD between January 1, 2013, and December 31, 2017, are as follows:

Table 23

Program Loans	Original Amount		USD Equivalent	Board Approval	Loan Agreement
Competitiveness and Savings Development Policy Loan		€624,100,000	$800,000,000	Jun 6, 2013	Jun 7, 2013
Turkey Sustaining Shared Growth DPL		€367,400,000	$500,000,000	Jul 24, 2014	Aug 22, 2014
Resilience, Inclusion and Growth DPL		€350,900,000	$400,000,000	Aug 29, 2017	Sep 11, 2017
Investment Loans
SME Energy Efficiency		$201,000,000	$201,000,000	Mar 27, 2013	May 6, 2013
Third Access to Finance for SMEs		$300,000,000	$300,000,000	Jun 26, 2013	Aug 22, 2013
Renewable Energy Integration		€217,600,000	$300,000,000	May 9, 2014	Jul 10, 2014
Gas Sector Development—Add. Finance		$400,000,000	$400,000,000	Jul 2, 2014	Oct 2, 2014
Innovative Access to Finance	$ €	190,000,000 44,100,000	$250,000,000	Jul 22, 2014	Aug 22, 2014
Health System Strengthening and Support Project		€120,000,000	$134,300,000	Sep 21, 2015	Sep 30, 2015
Land Registry and Cadastre Modernization		€81,000,000	$90,590,000	Oct 15, 2015	Nov 30, 2015
Micro Small & Medium Enterprise and Large Enterprise Supply Chain Finance		$200,000,000	$200,000,000	Dec 22, 2015	Dec 28, 2015
Long Term Export Financing		$300,000,000	$300,000,000	July 18, 2016	Oct 24, 2016
Geothermal Development Project		$250,000,000	$250,000,000	Nov 1, 2016	Nov 30, 2016
Trans-Anatolian Natural Gas Pipeline Project		$400,000,000	$400,000,000	Dec 20, 2016	Dec 26, 2016
Sustainable Cities Project		€121,200,000	$132,700,000	Dec 20, 2016	Dec 26, 2016

A note purchase agreement between the IMF and the Central Bank of the Republic of Turkey became effective on October 17, 2013. Under this agreement, Turkey has agreed to contribute up to U.S.$5 billion to the IMF, to be counted as part of its international reserves.

Between September 19, 2013 and October 1, 2013, the IMF mission visited Turkey as part of the annual Article IV consultations. On November 20, 2013, the Executive Board of the IMF concluded the Article IV consultation with Turkey and the staff report was published on December 20, 2013. In its report, the staff noted that the economic activity accelerated and domestic demand got stronger. However, these improvements came with a deteriorating external account and inflation remaining above target. The staff underlined that the monetary stance should be tightened and the monetary policy framework should be normalized with a clearer focus on inflation. On fiscal policy, while mentioning that the fiscal targets for 2013 are on track to be met, the staff noted that the fiscal stance was expansionary and should be reined in. They also stated that increasing national savings and improving competitiveness were central to addressing vulnerabilities, which would require ambitious medium-term fiscal targets and comprehensive structural reforms. In addition, the report praised the sound performance of the Turkish financial system, while advising against downside risks.

The IMF mission visited Turkey again from April 24 to April 30, 2014 in preparation for the 2014 Article IV regular consultations. No press release was issued following the mission’s visit.

Between September 11 and 24, 2014, the IMF mission visited Turkey to hold discussions for the 2014 Article IV regular consultation. On November 21, 2014, the Executive Board of the IMF concluded the Article IV consultation with Turkey and the staff report was published on December 5, 2014. In its report, the staff noted that Turkey’s economy has grown by 6.0% on average since 2010, which was a significant achievement. However, low national saving and competitiveness challenges are constraining investment and exports. The staff also noted that monetary policy needs to focus on the inflation target, and macro prudential policies should also be reinforced. The staff commended the fact that the financial system remains well capitalized and capital adequacy ratios are high on average, and mostly based on high quality capital, while noting that a tighter fiscal stance would contribute to reducing the external imbalance and relieving pressure on monetary policy.

An IMF staff mission made two separate visits to Turkey during 2015. The first visit occurred between April 22 and 29, 2015, and the second visit occurred between October 15 and 22, 2015. The IMF staff visited to discuss with heads and technical teams of several fiscal, financial and monetary agencies, recent economic developments and preparations for the regular 2015 Article IV consultation discussions. On March 25, 2016, the Executive Board of the IMF concluded the Article IV consultation with Turkey, and the staff report was published on April 22, 2016.

An IMF staff mission made two separate visits to Turkey during 2016. The first visit occurred between January 20, 2016, and February 1, 2016, and the second visit occurred between October 19 and 31, 2016. The IMF staff visited to discuss recent economic developments and monetary and fiscal policies. The latest Article IV report, published in February 2017, noted the resilience of the Turkish economy in the face of increasing challenges, as well as the authorities’ efforts to avoid an excessive slowdown in the near-term and stressed vulnerabilities of the economy, including high inflation, external imbalances, and substantial reliance on external financing. The IMF welcomed the authorities’ steps to simplify the monetary policy framework. The IMF emphasized the need to advance on the policy reform agenda, with a view to increasing domestic savings, while welcoming the progress made to reform the voluntary pension system and raising potential growth.

In 2015, Turkey requested Financial Sector Assessment Program (“FSAP”) update to be performed in 2016. During 2016, the IMF and World Bank staff mission visited Turkey three times for the 2016 FSAP update. In addition to the Financial System Stability Assessment and Financial Sector Assessment reports, which were the main documents that resulted from the 2016 FSAP update, detailed assessment reports on insurance and banking sectors and financial market infrastructures were produced. These reports were published on February 3, 2017. As part of the 2016 FSAP update, stability and soundness of the Turkish Financial System were examined in detail and potential risks and vulnerabilities were addressed. The report noted the progress made in the financial stability of the system, while raising concerns regarding dependence on external and foreign currency financing. The staff stated that the oversight and management of systemic risks has been strengthened since the previous FSAP. The staff also noted that the related authorities started to take necessary actions to address the identified potential weaknesses.

The IMF mission visited Turkey from May 4, 2017 to May 11, 2017 in preparation for the Article IV regular consultations.

The Islamic Development Bank Group (“IDBG”) has provided more than U.S.$10.7 billion in financing since 1976. Financing in the amount of U.S.$5.2 billion has been provided since 2013, pursuant to the Member Country Partnership Strategy (“MCPS”), which is the first country strategy document of the IDBG and was rated “highly successful” by the IDBG’s Group Operations Evaluation Department in July 2016. In 2017, Turkey ranked second in terms of aggregate total financing among IDBG members with an approved amount of U.S.$1.0 billion.

As one of the founding members, Turkey became a recipient country of the European Bank for Reconstruction and Development (“EBRD”) in 2008. Turkey holds the Director position permanently representing Turkey, Romania, Azerbaijan, and Kyrgyz Republic at the Board of Directors of EBRD. As of the end of 2017, EBRD has provided approximately €10 billion of financing for projects in Turkey, almost entirely in the private sector. The annual bank investment (signed operations) of EBRD in Turkey was €1.54 billion in 2017. Turkey has been the largest individual recipient of EBRD financing since 2014. The EBRD leads Turkey’s operations under a separate managing director in two resident offices in Istanbul and Ankara.

Turkey is one of the founding members of the Black Sea Trade and Development Bank (“BSTDB”). As of December 2017, Turkey represents the greatest share (23.5%) of the Bank’s loan & equity portfolio. According to the 2015-2018 Medium-Term Strategy and Business Plan, the Bank has exceeded investment targets for Turkey, having reached €236.6 million.

The Republic signed a total of €1.5 billion, €1.1 billion, €1.2 billion, €1.2 billion, and €100 million worth of various financing agreements with the European Investment Bank in 2013, 2014, 2015, 2016, and 2017, respectively.

Turkey is one of the founding members of the Council of Europe Development Bank (the “CEB”). The CEB provided €910 million of financing for projects in Turkey from 2013 to 2017.

In 2016, Turkey signed a loan agreement for a €250 million loan with the Kreditanstalt für Wiederaufbau and also signed a credit facility agreement for a €150 million credit facility with the French Development Agency.

Turkey is one of the founding members of the Asian Infrastructure Investment Bank (“AIIB”), established in January 2016. Turkey assumed the Director position representing Turkey, Pakistan, Azerbaijan, Georgia, Kyrgyz Republic and Brunei Darussalam at the Board of Directors of AIIB. Turkey signed the first loan agreement with AIIB for U.S.$600 million on June 27, 2018.

FOREIGN TRADE AND BALANCE OF PAYMENTS

FOREIGN TRADE

In 2013, exports decreased by 0.4% to U.S.$151.8 billion. In 2014, exports increased by 3.8% to U.S.$157.6 billion and imports increased by 31.7% to U.S.$ 151.8 billion. In 2015, exports decreased by 8.7% to U.S.$143.8 billion and imports decreased by 14.4% to U.S.$207.2 billion. In 2016, exports decreased by 0.9% to U.S.$142.5 billion and imports decreased by 4.2% to U.S.$198.6 billion. In 2017, exports increased by 10.2% to U.S.$157 billion and imports increased by17.7% to U.S.$233.8 billion.

The trade deficit and the current account deficit were U.S.$79.9 billion and U.S.$63.6 billion, respectively, in 2013, U.S.$63.6 billion and U.S.$43.6 billion, respectively, in 2014 and U.S.$48.2 billion and U.S.$32.1 billion, respectively, in 2015. The trade deficit and the current account deficit were U.S.$40.9 billion and U.S.$33.1 billion, respectively, in 2016, and U.S.$58.9 billion and U.S.$47.4 billion, respectively, in 2017.

The composition of exports has shifted substantially from agricultural products to industrial products. In 2013, this outlook did not change significantly. In addition to traditional export goods such as textiles and clothing products, food products and beverages, rubber and plastic products, metal products, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture have been gaining greater importance. In 2013, while textiles and clothing products increased 8.8% to U.S.$27.4 billion, exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture decreased by 6.4% to U.S.$75.0 billion. In 2014, textiles and clothing products increased 6.4% to U.S.$29.2 billion. Additionally, exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture decreased by 4.4% to U.S.$78.1 billion. In 2015, textiles and clothing products decreased by 10.5% to U.S.$26.1 billion and exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture decreased by 6.2% to U.S.$77 billion. In 2016, textiles and clothing products decreased by 0.6% to U.S.$26.0 billion and exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture increased by 2.1% to U.S.$80.9 billion. In 2017, textiles and clothing products increased by 1.9% to U.S.$26.5 billion and exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture increased by 10.9% to U.S.$87.3 billion.

Turkey’s principal trading partners have traditionally been EU member countries. In 2013, EU member countries accounted for 41.5% of total exports and 37.7% of total imports. The largest total export market for Turkish products was Germany, which accounted for 9.0% of total exports in 2013. In 2014, EU member countries accounted for 43.5% of total exports and 36.7% of total imports. The largest total export market for Turkish products was Germany, which accounted for 9.6% of total exports in 2014. In 2015, EU member countries accounted for 44.5% of total exports and 38.0% of total imports. The largest total export market for Turkish products was Germany, which accounted for 9.3% of total exports in 2015. In 2016, EU member countries accounted for 48.0% of total exports and 39.0% of total imports. The largest total export market for Turkish products was Germany, which accounted for 9.8% of total exports in 2016. In 2017, EU member countries accounted for 47.1% of total exports and 36.4% of total imports. The largest total export market for Turkish products was Germany, which accounted for 9.6% of total exports in 2017.

The following table presents Turkey’s total imports, exports and terms of trade for the years indicated:

Table 24

Terms of Trade-Foreign Trade, Value, Volume

(in billions of U.S. dollars unless otherwise indicated)	2013	2014	2015	2016	2017
Exports f.o.b. (1)	151.8	157.6	143.8	142.5	157.0
Imports c.i.f. (2)	251.7	242.2	207.2	198.6	233.8
Consumption goods	30.4	29.0	28.6	27.9	28.5
Capital goods	36.8	36.0	34.9	35.9	33.1
Intermediate goods	183.8	176.7	143.3	134.3	171.5
Total Exports
Value	-0.4	3.8	-8,7	-0.9	10.2
Price	0.1	-1.4	-9.6	-4.5	1.3
Volume(3)	-0.5	5.3	1.0	3.7	9.0
Total Imports(2)
Value	6.4	-3.8	-14.4	-4.2	17.7
Price	-1.6	-2.9	-15.6	-9.2	7.5
Volume(3)	8.2	-0.9	1.3	5.4	9.6

(in billions of U.S. dollars unless otherwise indicated)	2013	2014	2015	2016	2017
Terms of Trade	1.7	1.8	6.7	3.9	-5.6

(1)	Excluding transit trade and shuttle trade.
(2)	Excluding transit trade and non-monetary gold.
(3)	Volume changes are obtained by dividing value changes by price changes.

Source: TURKSTAT

The following table presents the composition of Turkey’s exports by sector of trade for the periods indicated:

Table 25

Exports (FOB)* by Sectors and Commodity

	(in thousands of U.S. dollars unless otherwise indicated)					Percentage Change (%)
	2013	2014	2015	2016	2017	14/13	15/14	16/15	17/16
Agriculture and forestry	5,653,323	6,029,749	5,756,596	5,397,249	5,287,403	6.7	-4.5	-6.2	-2.0
Agriculture, hunting and related service activities	5,626,402	6,007 500	5,735,622	5,372,836	5,260,860	6.8	-4.5	-6.3	-2.1
Forestry, logging and related service activities	26,921	22,249	20,974	24,414	26,542	-17.4	-5.7	16.4	8.7
Fishing	258,177	346,537	368,235	413,904	450,700	34.2	6.3	12.4	8.9
Fishing, aquaculture and service activities incidental to fishing	258,177	346,537	368,235	413,904	450,700	34.2	6.3	12.4	8.9
Mining and quarrying	3,879,449	3,406,108	2,798,896	2,676,815	3,509,311	-12.2	-17.8	-4.4	31.1
Mining of coal and lignite; extraction of peat	3,416	8,524	13,618	5,387	11,823	149.5	59.7	-60.4	119.5
Extraction of crude petroleum and natural gas	248,808	226,136	168,260	133,728	149,966	-9.1	-25.6	-20.5	12.1
Mining of metal ores	1,729,264	1,367,763	991,699	910,830	1,379,738	-20.9	-27.5	-8.2	51.5
Other mining and quarrying	1,897,960	1,803,684	1,625,319	1,626,870	1,967,784	-5.0	-9.9	0.1	21.0
Manufacturing	141,358,199	147,059,418	134,389,890	133,595,801	147,141,364	4.0	-8.6	-0.6	10.1
Manufacture of food products and beverages	10,664,446	11,157,501	10,222,407	9,911,480	10,678,387	4.6	-8.4	-3.0	7.7
Manufacture of tobacco products	465,440	554,938	532,311	647,850	596,563	19.2	-4.1	21.7	-7.9
Manufacture of textiles	14,740,647	15,413,632	13,591,481	13,543,584	14,201,196	4.6	-11.8	-0.4	4.9
Manufacture of wearing apparel; dressing and dyeing of fur	12,703,715	13,773,510	12,525,940	12,416,456	12,274,291	8.4	-9.1	-0.9	-1.1

	(in thousands of U.S. dollars unless otherwise indicated)					Percentage Change (%)
	2013	2014	2015	2016	2017	14/13	15/14	16/15	17/16
Tanning and dressing of leather; manufacture of luggage, handbags, saddlery, harness and footwear	1,119,089	1,153,124	1,018,116	1,033,501	1,129,851	3.0	-11.7	1.5	9.3
Manufacture of wood and of products of wood and cork, except furniture; manufacture of articles of straw and plaiting ma	724,289	853,567	695,233	679,912	759,199	17.8	-18.5	-2.2	11.7
Manufacture of paper and paper products	1,933,665	1,984,813	1,778,511	1,890,517	2,078,800	2.6	-10.4	6.3	10.0
Publishing, printing and reproduction of recorded media	154,496	167,511	142,358	126,479	124,516	8.4	-15.0	-11.2	-1.6
Manufacture of coke, refined petroleum products and nuclear fuel	6,299,799	5,728,616	4,175,800	2,998,303	4,016,908	-9.1	-27.1	-28.2	34.0
Manufacture of chemicals and chemical products	7,614,807	7,960,572	7,466,601	6,916,991	7,901,430	4.5	-6.2	-7.4	14.2
Manufacture of rubber and plastics products	7,029,917	7,539,802	6,473,843	6,296,908	6,816,989	7.3	-14.1	-2.7	8.3
Manufacture of other non-metallic mineral products	4,289,985	4,328,839	3,848,995	3,608,749	3,731,812	0.9	-11.1	-6.2	3.4
Manufacture of basic metals	17,516,405	16,636,352	17,709,995	17,879,670	18,932,327	-5.0	6.5	1.0	5.9
Manufacture of fabricated metal products, except machinery and equipment	7,067,823	7,430,285	6,490,562	6,110,660	6,786,862	5.1	-12.6	-5.9	11.1
Manufacture of machinery and equipment n.e.c.	12,779,481	13,590,841	12,068,019	11,734,863	12,882,268	6.3	-11.2	-2.8	9.8
Manufacture of office, accounting and computing machinery	177,687	189,301	185,113	160,287	164,198	6.5	-2.2	-13.4	2.4
Manufacture of electrical machinery and apparatus n.e.c.	6,459,928	6,364,357	5,432,544	5,223,275	5,326,268	-1.5	-14.6	-3.9	2.0
Manufacture of radio, television and communication equipment and apparatus	2,047,306	2,234,053	1,936,228	1,779,786	1,828,527	9.1	-13.3	-8.1	2.7
Manufacture of medical, precision and optical instruments, watches and clocks	789,300	833,516	820,023	799,175	920,243	5.6	-1.6	-2.5	15.1

	(in thousands of U.S. dollars unless otherwise indicated)					Percentage Change (%)
	2013	2014	2015	2016	2017	14/13	15/14	16/15	17/16
Manufacture of motor vehicles, trailers and semi-trailers	18,245,643	19,217,751	18,533,196	21,103,170	25,531,097	5.3	-3.6	13.9	21.0
Manufacture of other transport equipment	2,340,254	2,398,340	2,178,545	2,151,839	3,327,190	2.5	-9.2	-1.2	54.6
Manufacture of furniture; manufacturing n.e.c.	6,194,074	7,548,199	6,564,070	6,582,345	7,132,443	21.9	-13.0	0.3	8.4
Electricity, gas and water supply	28,970	88,884	73,861	13,590	81,881	206.8	-16.9	-81.6	502.5
Electricity, gas, steam and hot water supply	28,970	88,884	73,861	13,590	81,881	206.8	-16.9	-81.6	502.5
Wholesale and retail trade	605,984	672,861	445,282	423,719	510,030	11.0	-33.8	-4.8	20.4
Waste and scrap	605,984	672,861	445,282	423,719	510,030	11.0	-33.8	-4.8	20.4
Real estate, renting and business activities	3,422	2,556	1,967	794	760	-25.3	-23.0	-59.6	-4.2
Other business activities	3,422	2,556	1,967	794	760	-25.3	-23.0	-59.6	-4.2
Other community, social and personal service activities	15,113	4,043	4,145	7,711	14,931	-73.3	2.5	86.0	93.6
Recreational, cultural and sporting activities	15,107	4,024	4,144	7,711	14,922	-73.4	3.0	86.1	93.5
Total	151,802,637	157,610,158	143,838,871	142,529,584	156,996,381	3.8	-8.7	-0.9	10.2

*	Excluding shuttle and transit trade

Source: TURKSTAT

The following table presents Turkey’s exports by country for the periods indicated:

Table 26

(thousand dollars and % of total exports)	2013	2014	2015	2016	2017	2013	2014	2015	2016	2017
Total	151,802,637	157,610,158	143,838,871	142,529,584	156,996,381	100.0	100.0	100.0	100.0	100.0
A-European Union (EU 28)	63,039,810	68,514,370	63,998,494	68,343,908	73,908,513	41.5	43.5	44.5	48.0	47.1
B-Free Zones in Turkey	2,412,824	2,269,841	1,906,792	1,821,510	1,994,446	1.6	1.4	1.3	1.3	1.3
C-Other countries	86,350,002	86,825,947	77,933,585	72,364,166	81,093,422	56.9	55.1	54.2	50.8	51.7
Other European Countries	14,213,880	15,183,962	14,141,058	9,736,409	9,805,196	9.4	9.6	9.8	6.8	6.2
North African Countries	10,041,750	9,757,935	8,527,126	7,755,071	7,524,765	6.6	6.2	5.9	5.4	4.8
Other African Countries	4,103,794	3,996,463	3,921,798	3,650,930	4,148,833	2.7	2.5	2.7	2.6	2.6
North American Countries	6,580,293	7,292,336	7,066,506	7,404,321	9,700,012	4.3	4.6	4.9	5.2	6.2
Central America and Caribbean	1,004,173	938,023	848,820	846,166	1,170,794	0.7	0.6	0.6	0.6	0.7
South American Countries	2,126,991	1,852,328	1,309,783	1,094,763	1,295,536	1.4	1.2	0.9	0.8	0.8
Near and Middle Eastern	35,574,660	35,383,669	31,085,756	31,304,102	35,337,526	23.4	22.5	21.6	22.0	22.5
Other Asian Countries	12,016,838	11,590,682	10,307,368	9,684,104	11,271,131	7.9	7.4	7.2	6.8	7.2
Australia and New Zealand	538,473	600,042	619,476	735,910	647,717	0.4	0.4	0.4	0.5	0.4
Other Countries	149,150	230,507	105,894	152,391	191,913	0.1	0.1	0.1	0.1	0.1
D-Selected country groups
OECD Countries	68,683,836	76,674,897	75,368,261	77,419,772	82,728,057	45.2	48.6	52.4	54.3	52.7
EFTA Countries	1,661,908	3,795,180	6,202,203	3,266,570	1,638,272	1.1	2.4	4.3	2.3	1.0
Organization of the Black Sea Economic Cooperation	20,367,992	19,687,232	14,590,290	13,078,481	15,635,671	13.4	12.5	10.1	9.2	10.0
Organization for Economic Cooperation	11,898,400	11,716,861	9,566,766	9,602,547	8,104,889	7.8	7.4	6.7	6.7	5.2
Commonwealth of Independent States	16,924,418	15,616,469	10,568,768	7,749,901	9,103,071	11.1	9.9	7.3	5.4	5.8
Turkish Republics	6,908,137	7,107,785	5,289,671	3,992,263	4,165,231	4.6	4.5	3.7	2.8	2.7
Organization of Islamic Cooperation	49,370,615	48,625,211	42,737,552	41,232,470	45,133,198	32.5	30.9	29.7	28.9	28.7
Germany	13,702,577	15,147,423	13,417,033	13,998,653	15,119,035	9.0	9.6	9.3	9.8	9.6
United Kingdom	8,785,124	9,903,172	10,556,393	11,685,790	9,603,375	5.8	6.3	7.3	8.2	6.1
UAE	4,965,630	4,655,710	4,681,255	5,406,993	9,184,173	3.3	3.0	3.3	3.8	5.8
Iraq	11,948,905	10,887,826	8,549,967	7,636,670	9,054,779	7.9	6.9	5.9	5.4	5.8
USA	5,640,247	6,341,841	6,395,842	6,623,347	8,654,342	3.7	4.0	4.4	4.6	5.5

(thousand dollars and % of total exports)	2013	2014	2015	2016	2017	2013	2014	2015	2016	2017
Italy	6,718,355	7,141,071	6,887,399	7,580,837	8,473,593	4.4	4.5	4.8	5.3	5.4
France	6,376,704	6,464,243	5,845,032	6,022,485	6,584,451	4.2	4.1	4.1	4.2	4.2
Spain	4,334,196	4,749,584	4,742,270	4,988,483	6,302,259	2.9	3.0	3.3	3.5	4.0
Netherlands	3,538,043	3,458,689	3,154,867	3,589,432	3,864,645	2.3	2.2	2.2	2.5	2.5
Israel	2,649,663	2,950,902	2,698,139	2,955,545	3,407,505	1.7	1.9	1.9	2.1	2.2
Iran	4,192,511	3,886,190	3,663,760	4,966,176	3,259,325	2.8	2.5	2.5	3.5	2.1
Belgium	2,573,804	2,939,108	2,557,805	2,548,240	3,151,441	1.7	1.9	1.8	1.8	2.0
Romania	2,616,313	3,008,011	2,815,506	2,671,249	3,139,193	1.7	1.9	2.0	1.9	2.0
Poland	2,058,857	2,401,689	2,329,176	2,650,505	3,070,804	1.4	1.5	1.6	1.9	2.0
China	3,600,865	2,861,052	2,414,790	2,328,044	2,936,267	2.4	1.8	1.7	1.6	1.9
Bulgaria	1,971,247	2,040,157	1,675,928	2,383,500	2,803,408	1.3	1.3	1.2	1.7	1.8
Russia	6,964,209	5,943,014	3,588,331	1,732,954	2,734,583	4.6	3.8	2.5	1.2	1.7
Saudi Arabia	3,191,482	3,047,134	3,472,514	3,172,081	2,734,481	2.1	1.9	2.4	2.2	1.7
Egypt	3,200,362	3,297,538	3,124,876	2,732,926	2,360,867	2.1	2.1	2.2	1.9	1.5
Algeria	2,002,689	2,078,889	1,825,875	1,736,371	1,712,897	1.3	1.3	1.3	1.2	1.1
Others	50,770,854	54,406,913	49,442,113	45,119,303	48,844,960	33.4	34.5	34.4	31.7	31.1

(1)	Countries are ranked by 2017 figures.

Source: TURKSTAT

In 2013, the value of imports increased to U.S.$251.7 billion and EU share in Turkey’s import was 36.7%. In 2014, the value of imports decreased to U.S.$242.2 billion and EU share in Turkey’s import was 36.7%. In 2015, the value of imports decreased to U.S.$207.2 billion and EU share in Turkey’s import was 38%. In 2016, the value of imports decreased to U.S.$198.6 billion and EU share in Turkey’s import was 39.0%. In 2017, the value of imports increased to U.S.$233.8 billion and EU share in Turkey’s import was 36.4%.

In 2013 and 2014, of the main commodity groups, the share of intermediate goods in total imports was 73.0%, while the shares of capital goods and consumption goods in total imports were 13.5% and 12.1%, respectively. In 2015, of the main commodity groups, the share of intermediate goods in total imports was 69.2%, while the shares of capital goods and consumption goods in total imports were 16.8% and 13.8%, respectively. In 2016, of the main commodity groups, the share of intermediate goods in total imports was 67.6%, while the shares of capital goods and consumption goods in total imports were 18.1% and 14.1%, respectively. In 2017, of the main commodity groups, the share of intermediate goods in total imports was 73.3%, while the shares of capital goods and consumption goods in total imports were 14.2% and 12.2%, respectively.

The following table presents the composition (by Broad Economic Classification) of Turkey’s imports (other than non-monetary gold) by sector of trade for the periods indicated:

Table 27

(thousands of dollars and percent changes)	2013	2014	2015	2016	2017	14/13	15/14	16/15	17/16
Total	251,661,250	242,177,117	207,234,359	198,618,235	233,797,921	-3.8	-14.4	-4.2	17.7
Capital goods	36,771,127	35,995,907	34,904,940	35,918,942	33,116,301	-2.1	-3.0	2.9	-7.8
Capital goods (except transportations vehicles)	32,034,334	30,437,762	28,517,406	29,766,240	28,281,008	-5.0	-6.3	4.4	-5.0
Transportation vehicles incidental to industry	4,736,793	5,558,145	6,387,533	6,152,703	4,835,293	17.3	14.9	-3.7	-21.4
Intermediate goods	183,811,325	176,721,669	143,316,885	134,315,401	171,458,866	-3.9	-18.9	-6.3	27.7
Unprocessed materials incidental to industry	13,926,322	13,298,987	9,328,123	8,711,499	12,545,105	-4.5	-29.9	-6.6	44.0
Processed materials incidental to industry	85,896,095	78,849,939	67,929,522	66,621,603	85,661,356	-8.2	-13.8	-1.9	28.6
Unprocessed fuels and oils	923,019	847,099	2,974,619	2,645,621	3,929,381	-8.2	251.2	-11.1	48.5
Parts of investment goods	12,411,705	12,152,091	11,420,508	13,872,729	15,646,728	-2.1	-6.0	21.5	12.8
Parts of transportation vehicles	11,890,116	12,187,234	12,114,994	13,197,402	15,334,598	2.5	-0.6	8.9	16.2
Unprocessed materials of food and beverages	3,414,093	4,289,973	3,456,384	3,349,272	4,248,052	25.7	-19.4	-3.1	26.8
Processed materials of food and beverages	2,244,379	2,628,359	2,388,591	2,298,994	2,090,267	17.1	-9.1	-3.8	-9.1
Processed fuels and oils	17,425,970	17,702,419	10,279,445	8,333,410	11,306,821	1.6	-41.9	-18.9	35.7
Confidential data	35,679,626	34,765,569	23,424,699	15,284,872	20,696,558	-2.6	-32.6	-34.7	35.4
Consumption goods	30,415,894	29,006,394	28,586,784	27,947,076	28,488,535	-4.6	-1.4	-2.2	1.9
Automobiles	9,126,820	7,717,928	9,223,243	9,839,844	8,605,649	-15.4	19.5	6.7	-12.5
Durable consumption goods	4,962,452	4,663,920	3,765,901	3,268,333	3,379,384	-6.0	-19.3	-13.2	3.4
Semi-durable consumption goods	6,794,659	6,912,899	6,279,324	5,710,445	5,021,315	1.7	-9.2	-9.1	-12.1
Non-durable consumption goods	5,392,162	5,642,136	5,266,595	5,232,439	5,348,070	4.6	-6.7	-0.6	2.2
Unprocessed of food and beverages	844,854	978,762	1,025,280	1,106,653	1,262,996	15.8	4.8	7.9	14.1
Processed of food and beverages	1,619,087	1,778,299	1,903,196	1,728,171	1,977,412	9.8	7.0	-9.2	14.4
Gasoline	1,415,040	1,048,594	814,311	716,644	904,066	-25.9	-22.3	-12.0	26.2

(thousands of dollars and percent changes)	2013	2014	2015	2016	2017	14/13	15/14	16/15	17/16
Transportation vehicles not incidental to industry	260,819	263,857	308,933	344,546	1,989,644	1.2	17.1	11.5	477.5
Others	662,904	453,147	425,750	436,817	734,218	-31.6	-6.0	2.6	68.1
Other goods not elsewhere specified	662,904	453,147	425,750	436,817	734,218	-31.6	-6.0	2.6	68.1

Source: TURKSTAT, Ministry of Development

The following table presents imports (other than non-monetary gold) by country or region of origin for the periods indicated:

Table 28

(thousands of dollars and percent of total imports)	2013	2014	2015	2016	2017	2013	2014	2015	2016	2017
Total	251,661,250	242,177,117	207,234,359	198,618,235	233,797,921	100.0	100.0	100.0	100.0	100.0
A-European Union (EU 28)	92,457,992	88,783,651	78,681,346	77,501,203	85,209,647	36.7	36.7	38.0	39.0	36.4
B-Free Zones in Turkey	1,267,869	1,260,771	1,227,213	1,434,892	1,564,460	0.5	0.5	0.6	0.7	0.7
C-Other countries	157,935,389	152,132,695	127,325,800	119,682,141	147,023,814	62.8	62.8	61.4	60.3	62.9
1-Other European Countries	41,319,229	36,367,325	28,111,593	21,906,906	31,380,528	16.4	15.0	13.6	11.0	13.4
2-North African Countries	3,508,479	3,435,769	3,006,965	3,200,795	4,142,800	1.4	1.4	1.5	1.6	1.8
3-Other African Countries	2,522,630	2,502,192	2,092,386	2,154,733	3,033,853	1.0	1.0	1.0	1.1	1.3
4-North American Countries	13,952,865	13,834,992	12,070,505	11,930,767	14,112,118	5.5	5.7	5.8	6.0	6.0
5-Central America and Caribbean	1,362,167	1,123,835	1,039,522	967,028	960,224	0.5	0.5	0.5	0.5	0.4
6-South American Countries	3,665,676	3,934,733	3,661,117	4,092,086	5,930,444	1.5	1.6	1.8	2.1	2.5
7-Near and Middle Eastern	22,214,051	20,480,465	13,574,630	13,760,750	19,785,647	8.8	8.5	6.6	6.9	8.5
8-Other Asian Countries	54,648,319	56,162,293	53,339,448	54,257,039	57,169,144	21.7	23.2	25.7	27.3	24.5
9-Australia and New Zealand	1,318,247	637,678	608,577	654,628	2,236,380	0.5	0.3	0.3	0.3	1.0
10-Other Countries	13,423,725	13,653,413	9,821,057	6,757,409	8,272,676	5.3	5.6	4.7	3.4	3.5
D-Selected country groups
1-OECD Countries	124,206,736	116,518,208	101,502,395	100,923,436	116,365,159	49.4	48.1	49.0	50.8	49.8
2- EFTA Countries	10,652,294	5,716,743	3,137,859	3,161,772	7,776,187	4.2	2.4	1.5	1.6	3.3
3-Organization of the Black Sea Economic Cooperation	41,270,643	40,926,921	31,525,224	24,183,105	30,605,026	16.4	16.9	15.2	12.2	13.1
4- Organization for Economic Cooperation	14,802,005	13,443,503	9,310,425	7,739,664	11,206,557	5.9	5.6	4.5	3.9	4.8
5-Commonwealth of Independent States	34,000,176	33,085,484	27,152,409	20,728,847	26,079,327	13.5	13.7	13.1	10.4	11.2
6-Turkish Republics	3,600,058	2,997,231	2,687,976	2,604,880	3,184,657	1.4	1.2	1.3	1.3	1.4
7-Organization of Islamic Cooperation	32,074,294	29,107,197	22,406,807	23,178,330	31,957,996	12.7	12.0	10.8	11.7	13.7
China	24,685,885	24,918,224	24,873,457	25,441,433	23,370,736	9.8	10.3	12.0	12.8	10.0

(thousands of dollars and percent of total imports)	2013	2014	2015	2016	2017	2013	2014	2015	2016	2017
Germany	24,182,422	22,369,476	21,351,884	21,474,989	21,302,080	9.6	9.2	10.3	10.8	9.1
Russia	25,064,214	25,288,597	20,401,757	15,162,386	19,514,097	10.0	10.4	9.8	7.6	8.3
USA	12,596,170	12,727,562	11,141,462	10,867,793	11,945,120	5.0	5.3	5.4	5.5	5.1
Italy	12,884,864	12,055,972	10,639,042	10,218,387	11,304,914	5.1	5.0	5.1	5.1	4.8
France	8,079,840	8,122,571	7,597,687	7,364,715	8,070,928	3.2	3.4	3.7	3.7	3.5
Iran	10,383,217	9,833,290	6,096,254	4,699,777	7,492,181	4.1	4.1	2.9	2.4	3.2
Switzerland	9,645,289	4,821,031	2,445,864	2,502,961	6,899,990	3.8	2.0	1.2	1.3	3.0
South Korea	6,088,318	7,548,319	7,057,439	6,384,242	6,608,882	2.4	3.1	3.4	3.2	2.8
United Kingdom	6,281,414	5,932,227	5,541,277	5,320,237	6,548,621	2.5	2.4	2.7	2.7	2.8
Spain	6,417,719	6,075,843	5,588,524	5,679,305	6,373,056	2.6	2.5	2.7	2.9	2.7
India	6,367,791	6,898,577	5,613,515	5,757,246	6,216,653	2.5	2.8	2.7	2.9	2.7
UAE	5,384,468	3,253,024	2,008,690	3,701,153	5,546,932	2.1	1.3	1.0	1.9	2.4
Japan	3,453,190	3,199,915	3,140,055	3,943,604	4,281,508	1.4	1.3	1.5	2.0	1.8
Netherlands	3,363,585	3,517,164	2,914,359	3,000,336	3,747,620	1.3	1.5	1.4	1.5	1.6
Belgium	3,843,376	3,863,892	3,146,936	3,200,764	3,728,942	1.5	1.6	1.5	1.6	1.6
Poland	3,184,533	3,082,128	2,977,662	3,244,193	3,445,938	1.3	1.3	1.4	1.6	1.5
Malaysia	1,230,783	1,160,993	1,339,168	1,996,955	3,138,559	0.5	0.5	0.6	1.0	1.3
Vietnam	1,666,812	2,009,894	1,756,262	1,735,856	3,048,050	0.7	0.8	0.8	0.9	1.3
Czech Republic	2,627,288	2,420,199	2,218,334	2,561,652	2,828,107	1.0	1.0	1.1	1.3	1.2
Others	74,230,073	73,078,219	59,384,732	54,360,250	68,385,008	29.5	30.2	28.7	27.4	29.2

(1)	Countries are ranked by 2017 figures.

Sources: TURKSTAT, Ministry of Development

In 2013, Turkey’s net international reserves were approximately U.S.$147.9 billion. In 2013, gross foreign exchange reserves of the Central Bank were approximately U.S.$110.9 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$16.9 billion. In 2013, net portfolio outflow from Turkey was U.S.$1.3 billion.

In 2014, Turkey’s net international reserves were approximately U.S.$141.8 billion. In 2014, gross foreign exchange reserves of the Central Bank were approximately U.S.$106.9 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$14.5 billion. In 2014, net portfolio outflow from Turkey was U.S.$2.0 billion.

In 2015, Turkey’s net international reserves were approximately U.S.$128.1 billion. In 2015, gross foreign exchange reserves of the Central Bank were approximately U.S.$92.9 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$17.5 billion. In 2015, net portfolio outflow from Turkey was U.S.$2.5 billion.

In 2016, Turkey’s net international reserves were approximately U.S.$129.5 billion. In 2016, gross foreign exchange reserves of the Central Bank were approximately U.S.$92.1 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$23.4 billion. In 2016, net portfolio inflow to Turkey was U.S.$6.3 billion.

In 2017, Turkey’s net international reserves were approximately U.S.$136.2 billion. In 2017, gross foreign exchange reserves of the Central Bank were approximately U.S.$84.2 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$23.5 billion. In 2017, net portfolio inflow to Turkey was U.S.$24.4  billion.

OTHER GOODS, SERVICES AND INCOME

In addition to merchandise exports and imports, Turkey’s current account is composed of earnings from other goods, services and income. This item includes tourism revenues, interest earnings and other invisible revenues, such as earnings from shipment and transportation, investment income, contractors’ earnings and other official and private services (a residual category).

In 2013, Turkey’s travel revenues increased by 10.5% to U.S.$28 billion. In addition, earnings from primary income were U.S.$5.3 billion in 2013, compared to U.S.$5.8 billion in 2012.

Turkey’s receipts from all services amounted to approximately U.S.$47.7 billion in 2013, which represented an increase of 10.3% from 2012. Secondary income amounted to U.S.$1.2 billion in 2013. On the other hand, the debit for all services and income account amounted to approximately U.S.$37.9 billion ($14.0 billion from primary income) in 2013, representing an increase of 14.8% (an increase of 12.3% for primary income) from 2012.

In 2014, Turkey’s travel revenues increased by 5.6% to U.S.$29.6 billion. In addition, earnings from primary income were U.S.$4.9 billion in 2014, compared to U.S.$5.3 billion in 2013.

Turkey’s receipts from all services amounted to approximately U.S.$51.7 billion in 2014, which represented an increase of 8.4% from 2013. Secondary income amounted to U.S.$1.4 billion in 2014. On the other hand, the debit for all services and income account amounted to approximately U.S.$38 billion ($13.0 billion from primary income) in 2014, representing an increase of 0.1% (a decrease of 6.2% for primary income) from 2013.

In 2015, Turkey’s travel revenues increased by 9.9% to U.S.$26.6 billion. In addition, earnings from primary income were U.S.$4.5 billion in 2015, compared to U.S.$4.9 billion in 2014.

Turkey’s receipts from all services amounted to approximately U.S.$46.3 billion in 2014, which represented a decrease of 10.4% from 2013. Secondary income amounted to U.S.$1.3 billion in 2015. On the other hand, the debit for all services and income account amounted to approximately U.S.$36.2 billion ($14.0 billion from primary income) in 2015, representing a decrease of 4.6% (an increase of 7.6% for primary income) from 2014.

In 2016, Turkey’s travel revenues decreased by 29.6% to U.S.$18.7 billion. In addition, earnings from primary income were U.S.$5.3 billion in 2016, compared to U.S.$4.5 billion in 2015.

Turkey’s receipts from all services amounted to approximately U.S.$37.2 billion in 2016, which represented a decrease of 19.9% from 2015. Secondary income amounted to U.S.$1.8 billion in 2016. On the other hand, the debit for all services and income account amounted to approximately U.S.$36.1 billion ($14.3 billion from primary income) in 2016, representing a decrease of 0.8% (an increase of 1.4% for primary income) from 2015.

In 2017, Turkey’s travel revenues increased by 19.9% to U.S.$22.5 billion. In addition, earnings from primary income were U.S.$4.9 billion in 2017, compared to U.S.$5.3 billion in 2016.

Turkey’s receipts from all services amounted to approximately U.S.$43.7 billion in 2017, which represented an increase of 16.8% from 2016. Secondary income amounted to U.S.$2.8 billion in 2017. On the other hand, the debit for all services and income account amounted to approximately U.S.$39.7 billion ($16.0 billion from primary income) in 2017, representing an increase of 8.8% (an increase of 10.5% for primary income) from 2016.

BALANCE OF PAYMENTS

The following table summarizes the balance of payments of Turkey for the periods indicated:

Table 29

in millions of US dollars	2013	2014	2015	2016	2017
CURRENT ACCOUNT	-63,642	-43,644	-32,109	-33,137	-47,378
Trade Balance	-79,917	-63,593	-48,128	-40,892	-58,949
Goods Exports	161,789	168,926	151,970	150,161	166,162
Goods Imports	241,706	232,519	200,098	191,053	225,111
Services	23,618	26,675	24,228	15,263	19,944
Credit	47,673	51,746	46,632	37,391	43,673
Travel receipts	27,997	29,552	26,616	18,743	22,478
Debit	24,055	25,071	22,404	22,128	23,729
Primary Income	-8,620	-8,239	-9,651	-9,181	-11,079
Credit	5,289	4,874	4,471	5,311	4,937
Interest Income	1,778	1,666	1,722	2,142	2,352
Debit	13,909	13,113	14,122	14,492	16,016
Interest Expenditure	5,769	5,628	5,160	5,620	6,307
Secondary Income	1,277	1,513	1,442	1,673	2,706
General Government	457	475	516	1,109	2,063
Other Sectors	820	1,038	926	564	643
Workers’ Remittances	878	838	714	575	413
CAPITAL ACCOUNT	-96	-70	-21	23	16
FINANCIAL ACCOUNT	-62,697	-42,595	-22,374	-22,145	-46,512
Direct Investment (net)	-9,927	-6,069	-12,906	-10,196	-8,204
Portfolio Investment (net)	-24,020	-20,170	15,687	-6,300	-24,445
Assets	-2,601	746	6,129	1,511	-394
Liabilities	21,419	20,916	-9,558	7,811	24,051
Equity Securities	842	2,559	-2,395	823	3,192
Debt Securities	20,577	18,357	-7,163	6,988	20,859
General Government	8,754	4,572	-7,420	3,505	13,101
In Turkey	4,133	370	-7,670	823	7,281
Abroad	4,621	4,202	250	2,682	5,820
Other Investment (net)	-38,661	-15,888	-13,324	-6,462	-5,656
Assets	-2,318	1,684	14,992	6,144	8,083
Liabilities	36,343	17,572	28,316	12,606	13,739
Loans	21,014	15,998	13,340	5,181	4,658
Monetary Authority	0	0	0	0	0
General Government	-874	-886	-1,189	-925	-1,371
Banks	21,698	11,684	5,246	-3,282	2,051
Other Sectors	190	5,200	9,283	9,388	3,978
Currency and Deposits	9,144	787	12,745	3,682	1,725
in Monetary Authority	-2,000	-2,333	-916	-476	-255
in Banks	11,144	3,120	13,661	4,158	1,980
Reserve Assets	9,911	-468	-11,831	813	-8,207
NET ERRORS AND OMISSIONS	1,041	1,119	9,756	10,969	850

Source: CBRT

CURRENT ACCOUNT

Despite weak global growth, exports managed to maintain a steady pattern in 2013 and stayed at U.S.$161.8 billion level. On the other hand, a significant growth of 6.3% was realized in imports mainly because of historically high gold imports as well as robust domestic demand. Consequently, the balance-of-payments-defined trade deficit rose to U.S.$79.9 billion in 2013 (U.S.$11.8 billion of which was due to gold imports).

Travel and transport items continued to be the main drivers of services in 2013 as in 2012. Travel revenues increased throughout the year and reached a historical high of U.S.$28 billion in 2013. This was mainly driven by the increase in the number of visitors from outside of the EU, primarily from Russia, Georgia and Asian countries.

As a result of the above factors, the current account deficit rose to U.S.$63.6 billion (6.7% of GDP) at the end of 2013.

In 2014, the current account deficit of Turkey narrowed by U.S.$20.0 billion to U.S.$43.6 billion (4.7% of GDP). The main factor behind this fall was the collapse of gold imports. After a spike in 2013, the plunge in net gold imports contributed U.S.$7.9 billion to the shrinkage of the current account deficit.

Although geopolitical issues affecting Turkey’s important trade partners, such as Iraq, Russia and Ukraine, limited Turkey’s export performance, with the exception of gold exports, (balance-of-payments-defined) exports increased by 4.6% (U.S.$7.3 billion). In addition to the below-the-potential growth, the sharp fall in oil prices over the second half of the year helped in containing energy imports and total imports dropped by 3.8% (U.S.$9.5 billion). Travel revenues and shuttle trade, important revenue items in Turkey’s current account balance, performed relatively well during 2014 and expanded by 5.6% and 15.8%, respectively.

The improvement in the current account balance observed since 2014 continued but slowed in 2015. The weak outlook of the global economy and adverse geopolitical developments restricted exports, while moderate domestic demand boosted imports, resulting in a slow-down in the improvement of the current account balance in the first half of the year. However, in the second half, while the strengthening recovery trend in exports to EU countries supported export growth offsetting the negative effects of adverse geopolitical developments to some extent, the imports started to display a downward trend, both contributing to the revival of the rebalancing process. During the year, the decline in energy prices, the favorable terms of trade developments, and the moderate course of consumer loans were important factors providing support to the recovery. Both exports and imports (balance-of-payments-defined) decreased by 12.7% (U.S.$21.0 billion, U.S.$28.7 billion, respectively).

On the other hand, travel revenues, after having recorded an upward trend in the period 2011-2014, decreased by 9.9% in 2015. The main determinants of this fall were the parity effect, the decrease in the number of visitors from Russia, and the decline in package tour expenditures. In line with these developments, shuttle trade decreased by 36.1% to U.S.$5.5 billion in 2015. As a result of these developments, the current account deficit was reduced by U.S.$11.5 billion to U.S.$32.1 billion (3.7% of GDP) in 2015.

The recovery process in the current account balance was interrupted in the third quarter of 2016. Despite the ongoing contribution to the recovering in the current account balance from the fall in energy prices, adverse geopolitical developments curtailed export growth and dampened tourism revenues which resulted in a deceleration of the recovery. As a result, the current account deficit of Turkey increased by U.S.$1.0 billion to U.S.$33.1 billion (3.8% of GDP) in 2016.

The current account deficit continued to increase by U.S.$14.2 billion to U.S.$47.4 billion (5.6% of GDP) in 2017 mainly due to a deterioration in the goods balance. In 2017, goods exports increased by U.S.$16 billion thanks to the strong demand from main trading partners like the EU and normalization of relations with other partners. However, it was off-set by the higher increase in imports mainly due to strong growth, higher gold imports and higher energy prices. In 2017, travel revenues recovered thanks to a more favorable geopolitical backdrop, but the level of revenues was slightly lower than in 2014 and 2015.

FOREIGN DIRECT INVESTMENTS

Pro-business foreign direct investment (“FDI”) policies were introduced as part of the modernization of the Turkish economy. FDI legislation, which has been in force since June 17, 2003, provides a secure environment for foreign investors by providing support through several bilateral and multilateral agreements and organizations, all of which help to ensure equal treatment of domestic and foreign investors, such as granting foreign entrepreneurs the same rights as local entrepreneurs and guaranteeing the transfer of profits, fees and royalties and the repatriation of capital.

The main principles of the FDI Regime are:

•	No Pre-entry Screening Requirement

•	No Minimum Capital Requirement

•	Equal Treatment of Domestic and Foreign Investors

•	Guarantee to Transfer of Proceeds

•	Key Expatriate Personnel Employment

•	Protection Against Expropriation

•	International Dispute Settlement

Turkey has been a member of several international organizations and party to bilateral and multilateral agreements, which provide a more secure investment environment for foreign investors, such as:

•

The Organization for Economic Co-operation and Development (the “OECD”), the World Trade Organization (“WTO”), the International Monetary Fund (IMF), the World Bank and various organizations of the World Bank, including the Multinational International Guaranty Agency (“MIGA”).

•	Agreements to protect and promote investment which have been signed with 104 countries, 80 of which are currently in force.

•	Agreements to avoid double taxation are currently in effect with 85 countries.

•	Active participation in meetings and activities of the OECD Investment Committee and its working parties, and party to the convention on the International Center for Settlement of Disputes.

•	Investment-related agreements on WTO platforms such as Trade Related Investment Measures and Trade Related Intellectual Property Rights.

•	Active participant in the WTO working group conducting analytical studies on the relationship between trade and investment.

Net FDI inflows into Turkey amounted to U.S.$10.9 billion in 2017.

The following table sets forth foreign direct investment inflows for the years indicated:

Table 30

Foreign Direct Investment (in millions of U.S. Dollars)

	Equity Capital Liquidation			Other Capital (Intra- Company Loans)	Real Estate	Total (Net Incurrence of Liabilities)
Year	Inflows	Outflows	Net	Net	Net	Net
2013	10,523	587	9,936	578	3,049	13,563
2014	8,632	261	8,371	427	4,321	13,119
2015	12,077	364	11,713	2,133	4,156	18,002
2016	7,534	621	6,913	2,540	3,890	13,343
2017	7,450	1,869	5,581	717	4,643	10,941

Source: CBRT

Investments in the services sector accounted for 63.9% of total FDI for 2017, while manufacturing accounted for 16.9% of such total.

The following table sets forth FDI inflows (Equity Capital) by sector:

Table 31

Foreign Direct Investment (Equity Capital) by Sector

Sector (in millions of U.S. Dollars)	2013	2014	2015	2016	2017
Agriculture, Forestry and Fishing	47	61	31	38	31
Mining and Quarrying	717	382	207	148	448
Manufacturing	2,843	2,742	4,227	2,241	1,262
Electricity, Gas, Steam and Air-conditioning Supply	1,794	1,131	1,338	676	947
Water Supply; Sewerage, Waste Management and Remediation	36	3	2	2	1
Construction	178	232	106	291	627
Wholesale and Retail Trade	379	1,137	599	688	501
Transportation and Storage	364	594	1,524	635	1,350
Accommodation and Food Service Activities	59	24	11	259	66
Information and Communication Services	120	214	150	91	558
Financial and Insurance Activities	3,415	1,470	3,516	1,766	1,452
Real Estate Activities	128	252	171	283	31
Professional, Scientific and Technical Activities	87	94	51	73	52
Administrative and Support Service Activities	185	21	55	24	28
Public Administration and Defense Compulsory Social Security	0	0	0	0	0
Education	2	0	0	13	0
Human Health and Social Work Activities	106	204	58	274	62
Arts, Entertainment and Recreation	5	15	9	18	9
Other Service Activities	58	56	22	14	25
Activities of Extra-Territorial Organizations and Bodies	0	0	0	0	0
TOTAL	10,523	8,632	12,077	7,534	7,450

Source: CBRT

Historically, firms from the EU member states have had the largest share of FDI in the country. FDI inflows reached U.S.$13.6 billion and U.S.$13.2 billion in 2013 and 2014, respectively. In 2015, FDI inflows to Turkey reached U.S.$18.0 billion, increasing by 37.2% compared to 2014, the highest level since the global economic crisis of 2008-2009. In 2016, FDI inflows to Turkey decreased to U.S.$12.3 billion and in 2017 FDI inflows declined by 18.3% to U.S.$10.9 billion. FDI inflows to Turkey from EU member states continue to maintain a dominant share of inflows to the country. The share of FDI inflows from European Union countries was 54.9% in 2015, 50.2% in 2016, and 65.1% in 2017. The share of FDI inflows from Asian countries was 20.4% in 2015, 29.2% in 2016, and 23.4% in 2017.

The following table sets forth foreign direct investment inflows (Equity Capital) by country:

Table 32

Foreign Direct Investment (Equity Capital) by Country

(in millions of U.S. Dollars)	2013	2014	2015	2016	2017
EUROPE	7,057	6,370	7,983	4,850	4,970
Austria	667	31	80	345	326
France	217	287	165	90	107
Germany	1,970	606	355	440	295
Greece	68	52	48	0	0
Italy	148	488	180	87	124
Luxembourg	278	565	1,252	335	109
Netherlands	918	2,022	1,184	1,024	1,768
Spain	581	74	2,305	318	1,451
United Kingdom	300	1,051	585	974	324
Other EU Countries	1,910	1,194	1,829	1,237	466
EFTA Countries	234	318	210	343	112
OTHER EUROPEAN COUNTRIES	1,452	723	758	724	6
AFRICA	221	42	0	0	43
AMERICA	343	334	1,630	408	214
NORTH AMERICA	342	334	1,619	408	210
USA	326	334	1,619	338	171
Canada	16	0	0	70	39
CENTRAL AMERICA	1	0	6	0	4
SOUTH AMERICA	0	0	5	0	0
ASIA	2,899	1,886	2,464	2,246	1,741
NEAR AND MIDDLE EAST COUNTRIES	2,286	1,336	1,317	1,358	1,217
OTHER ASIAN COUNTRIES	613	550	1.147	888	524
AUSTRALIA	3	0	0	24	459
UNCLASSIFIED	0	0	0	6	23
TOTAL WORLD	10,523	8,632	12,077	7,534	7,450

Source: CBRT

FUTURE DIRECTIONS

Strengthening the private sector’s role in the Turkish economy is an integral part of Turkey’s overall macroeconomic program. To that end, Turkey initiated a comprehensive reform program in 2001 in order to streamline all investment-related procedures (the “Reform Program”).

The purpose of the Reform Program is to increase domestic and foreign investments by improving the investment environment. Thus, it is intended to prevent administrative obstacles to investing, reduce or eliminate unnecessary and repetitive bureaucratic transactions and complete investment rapidly. The Reform Program is an on-going improvement initiative.

With a view to provide an efficient institutional structure to coordinate the Reform Program, the Coordination Council for the Improvement of the Investment Environment (“YOIKK”) was established in 2001. The mandate of YOIKK is to make specific recommendations to the Council of Ministers to remove obstacles to the improvement of the investment climate.

The structure and working mechanisms of YOIKK was revised on January 4, 2016, in order to further increase efficiency in the decision making process. The chair of YOIKK was upgraded to the level of the Deputy Prime Minister and nine Ministries in charge of investment policies are now represented at ministerial level. This recent revision of YOIKK’s structure strengthened political ownership of the reform process, enabling quicker and more decisive steps to deal with needs and priorities of the private sector while enhancing their presence in Turkish market.

In recent years, YOIKK has been instrumental in a number of developments designed to make private investment in Turkey more attractive. These developments include, but are not limited to: promulgating the Law on Industrial Property which unifies Intellectual Property Rights (“IPRs”) and regulates IPRs substantially in line with the EU regulations; enacting the Law on Pledge of Movables in Commercial Transactions which enhances access to credit; adopting the Law on Expertise which facilitates solving legal issues; enacting the Law on the Liberalization of Railway Transport which increases the service quality of passenger and freight transport by railway; enacting the Law for Improvement of the Investment Environment which improves various components of the business climate; introducing the Project Based Support System which supports investments in technology transformation capacity; promulgating Law on Establishment of Turkey Wealth Fund Administration which aims to increase the variety and depth of capital markets; enacting the Law on Individual Pension System which ensures that employees under the age of 45 are automatically enrolled into the system in order to increase the system’s coverage and domestic saving ratios in Turkey; launching Turquois Card System, a new working permit system created to acquire human capital which will contribute to increasing the educational level, vocational experience, and scientific and technological level of Turkey’s workforce; increasing license security in the mining sector; regulating health and safety conditions at work; encouraging the private sector’s participation in railway transportation; helping enforce insurance claims as an assurance for the credibility of enterprises and SME’s; establishing the Istanbul Arbitration Center and increasing the effectiveness of arbitration mechanisms; harmonizing Turkey’s postal services with international standards; encouraging rapid transformation of the telecommunication infrastructure to fiber technology; and restructuring recycling requirements.

The investment climate indices published by international organizations or institutions are of vital importance and provide comparative information on countries to assist in the improvement of the investment environment. The indices, published periodically, focus on issues such as legal framework, infrastructure, and institutional capacity which factor into investors’ decisions on mobilizing their investments, and thus contribute to the prioritization of the country’s reform agenda. According to the World Bank 2018Doing Business Report, which compares 190 countries under 11 different topics, such as, starting a business, resolving insolvency and trading across borders, Turkey ranked 60th among 190 countries.

While achieving positive results in improving the investment environment for businesses by means of national platforms like YOIKK, another structure with an international perspective, Investment Advisory Council (“IAC”) for Turkey, was established in 2004 with a view to raise the competitive position of Turkey in the world economy as an investment location. At the end of the inaugural meeting the Council members decided to convene once a year and highlighted a number of priority issues which they believed to be hindering Turkey’s full potential and which they view would be beneficial to concentrate on. These IAC meetings brought together top executives of leading multinational companies, international organizations, such as IMF, World Bank and European Investment Bank and heads of Turkish private sector associations in Istanbul and were chaired by the Prime Minister. The IAC structure, and the cooperative dialogue it encourages with the private sector, has proven to be not only fundamental for creating a better investment climate, but also fully supportive of the government’s philosophy that continuous efforts to improve the investment environment will remain at the forefront of the country’s development priorities. The YOIKK technical committees serve as working groups to which the IAC recommendations shall be remitted for follow up and action.

The IAC has had nine meetings to date, most recently held on October 27, 2016 in Istanbul. The members of the IAC unanimously reaffirmed their commitment to the Turkish economy and reiterate their substantial investment and growth plans for the future.

Tax incentives for activities in the free trade zones (“FTZ”) have been restructured to encourage international trade. Movement of goods between FTZs and third countries is exempt from customs duties. Corporate and personal income tax exemptions have been abolished since 2004 for new companies which are not engaged in production. Income from the sales of products manufactured in FTZs is exempt from personal and corporate income taxes until the year of full membership in the EU. Salaries paid by those FTZ manufacturers which export at least 85% (FOB price) of their products are exempt from personal income tax.

Investment incentives, which are designed and implemented by the Ministry of Economy, are based on the provisions of Board of Ministers decrees and implementing communiqués. Turkey’s current Investment Incentive Program became effective by the Council of Minister’s Decree No. 2012/3305 dated June 15, 2012. The Decree aims to steer savings into high value added investments, to boost production and employment, to encourage large scale and strategic investments with high R&D content for increased international competitiveness, to increase foreign direct investments, to reduce regional development disparities and to promote investments clustering and environment protection for the production and export-oriented growth strategy in line with the projected targets in Development Plans and Annual Programs as well as international agreements. Investments are supported through four different incentive schemes designed within the scope of the Incentive Program. Contributions provided to investors through incentive measures depend on the characteristics of the investment and one or more of the following applicable schemes: regional investment incentive scheme, large scale investment incentive scheme, strategic investment incentive scheme, and general investment incentive scheme.

CAPITAL ACCOUNT

Turkey’s share of short-term flows in capital inflows declined throughout 2013 compared to the previous year. On the other hand, long-term funding of current account deficit surged by almost 25% and exceeded the short-term inflows at this period. Neither the banking sector nor other sectors experienced any supply side constraints in borrowing from abroad in 2013 and short-term credit borrowing created an important source of financing for banks and the other sectors. For long-term financing, banks resorted to both bond offerings and foreign credits. They used U.S.$17.8 billion worth of long-term credit together with U.S.$8.3 billion of bond issuance. For other sectors, a significant bond issuance occurred in 2012 and almost tripled in 2013, reaching U.S.$3.5 billion. In fact, the banking sector’s debt roll-over ratio, including the bond offerings of the banks, well exceeded the 100 level in 2013.

In 2014, the capital inflows fell to U.S.$42.4 billion. In 2014, the net foreign direct investment was U.S.$6.1 billion. The direct investment in Turkey by foreigners was U.S.$13.1 billion, while the investment abroad by the residents almost doubled from U.S.$3.6 billion in 2013 to U.S.$7.1 billion in 2014. The net portfolio investment amounted to U.S.$20.2 billion. The government, banks, and other sectors issued bonds worth of U.S.$4.6 billion, U.S.$10.5 billion, and U.S.$3.3 billion, respectively, net of borrowings. Net long-run foreign credit was approximately U.S.$12.8 billion. The official reserve assets fell by U.S.$0.5 billion, while the reserves of the banking sector and the others increased by U.S.$0.3 billion.

In 2015, capital inflows declined to U.S.$25.7 billion. Net foreign direct investment showed an upward trend at U.S.$12.9 billion, due to several high-volume inflows. However, portfolio investments registered U.S.$15.7 billion outflows due to worsening global risk appetite. The banking sector’s net long-term borrowing almost tripled in 2015, reaching U.S.$26.6 billion. Other sectors, which include non-bank financial corporations, non-financial corporations, households and non-profit institutions serving households, borrowed U.S.$9.3 billion in long-term, net of repayments. Accordingly, official reserve assets decreased by U.S.$11.8 billion, while the reserves of the banking and other sectors increased by U.S.$15.1 billion. The net errors and omissions item posted a net inflow of U.S.$9.8 billion in 2015.

In 2016, capital inflows were U.S.$28.3 billion. Net foreign direct investment declined from 2015 reaching U.S.$10.2 billion. Portfolio investments registered U.S.$6.3 billion in inflows due mainly to bond issuances by the general government, banks and other sectors. In 2016, banks borrowed U.S.$2.7 billion, long term debt while other sectors borrowed U.S.$8.6 billion. However, the banking sector was a net repayer of U.S.$6.0 billion in short term debt and the other sectors borrowed only U.S.$0.8 billion. The official reserve assets increased by U.S.$0.8 billion, while the reserves of the banking sector and the others increased by U.S.$5.4 billion in 2016. Similar to 2015, the net errors and omissions item showed a high inflow, which amounted to U.S.$11.0 billion.

In 2017, capital inflows continued to increase to U.S.$41.9 billion. Net foreign direct investments declined to U.S.$8.2 billion. A sharp increase in portfolio investments was observed reaching U.S.$24.5 billion, mainly stemming from bond issuances by the general government, banks and other sectors. Net long-term borrowings of the banking sector and other sectors were U.S.$ 0.5 billion and U.S.$2.0 billion, respectively. With respect to short-term loans, the banking sector was a net borrower of U.S.$1.6 billion and other sectors combined were a net borrower of U.S.$2.1 billion. The official reserve assets decreased by U.S.$8.2 billion. The currency and deposits item of the banking and other sector increased by U.S.$3.6 billion. Consequently, the net errors and omissions item showed net inflow of U.S.$0.9 billion.

INTERNATIONAL RESERVES

Net international reserves increased to U.S.$147.9 billion in 2013 due to the increase in the gross reserves of the Central Bank. Net international reserves decreased to U.S.$142.0 billion in 2014, which originated from gross reserves of the Central Bank and commercial banks. In 2014 and 2015, net international reserves dropped by approximately U.S.$6 billion and U.S.$13.8 billion, respectively, due to the fall in the gross reserves of the Central Bank. In 2016, net international reserves increased by U.S.$1.5 billion and reached U.S.$129.5 billion. In 2017, net international reserves increased by U.S.$6.6 billion and reached U.S.$136.2 billion.

The following table presents the level of international reserves at the end of the years indicated:

Table 33

International Reserves (in billions of U.S. Dollars)

Years	CBRT Gross Reserves (A)	Overdraft (B)	Gold (C)	CBRT Net Reserves (D=A-B+C)	Commercial Banks (E)	Total Net Reserves (F=D+E)
2013	110.958	0,4	20.077	131.034	16.846	147.880
2014	106.907	0,4	20.401	127.308	14.522	141.829
2015	92.927	0,4	17.606	110.533	17.519	128.052
2016	92.060	0,4	14.051	106.111	23.423	129.534
2017	84.193	0,8	23.537	107.729	28.440	136.169

Source: CBRT

FINANCIAL SYSTEM

THE CENTRAL BANK

The Law on the Central Bank of Turkey (No. 1715) was enacted on June 11, 1930. The Central Bank (also referred to as the “CBRT”) was established in October 1931 and opened officially on January 1, 1932. On January 14, 1970, a new Central Bank Law No. 1211 was enacted. The goal of the new Central Bank Law was to redefine the authorities and responsibilities of the Central Bank and to enrich the monetary policy tools of the Central Bank so as to enable the Central Bank to play a more active and efficient role in the economy.

The Central Bank has the exclusive right to issue bank notes in Turkey. As the sole regulator of the volume and circulation of the national currency, the Central Bank controls the monetary supply through open market operations and by setting reserve and liquidity requirements. The Central Bank’s open market operations desk maintains a portfolio of Government securities to effect repurchases, reverse repurchases, direct sales and direct purchases. On a day-to-day basis, the Central Bank also regulates liquidity through the interbank market.

The Central Bank manages the official gold and foreign exchange reserves. The Central Bank holds foreign exchange reserves in support of a range of objectives, which include assisting the Turkish Government in meeting its foreign exchange denominated domestic and foreign debt obligations, maintaining foreign exchange liquidity against external shocks, supporting the monetary and exchange rate policies and providing confidence to the markets. The Central Bank’s foreign currency reserves consist primarily of U.S. dollar and Euro denominated deposits and marketable securities issued by foreign governments, supranationals and institutions which have an explicit government guaranty. The Central Bank is also required to determine and protect the value of the national currency compared against gold and foreign currencies within guidelines set by the Government. Besides the foreign exchange market, the Central Bank oversees the domestic markets for Turkish Lira deposits, foreign currency notes and foreign currency deposits. The Central Bank also engages in lending and the granting of credits through its discount window from time to time, though it has not done so to any material extent from January 1996 to date.

The Central Bank performs the traditional functions of a central bank, including the issuance of banknotes, establishing monetary and exchange rate policy in accordance with the needs of the economy so as to maintain price stability by taking into consideration development plans and annual programs, and advising the Government regarding financial matters.

In the aftermath of the February 2001 economic crisis, a series of reforms were put into effect in 2001 and 2002, including an amendment to the Central Bank Law that provided instrument independence, accountability and transparency, declared price stability as the sole and overriding objective of monetary policy and established a Monetary Policy Committee (the “MPC”) with the responsibility of setting the inflation target together with the Government. Further, in 2002, these reforms also included the establishment of the Turkish Lira Interbank Offer Rate, which plays an important role in the pricing of credit and other financial instruments, including forward foreign exchange rates, and the commencement of a primary dealership system supported by the Central Bank, which provides the primary dealer banks with Turkish Lira liquidity.

The Central Bank continued efforts to improve the stability of financial markets by implementing policies regarding price stability. Within this framework, the Central Bank introduced the lending operations market for Government Domestic Borrowing Securities (“GDBS”) at the beginning of 2003 as a step to reinforce the primary dealer system. Hence, banks that want to lend GDBS had the opportunity to obtain additional return with low risk, while borrower primary dealer banks reduced their quotation liabilities in the secondary market.

On January 31, 2004, the Law on the Currency Unit of Turkey (Law No. 5083) was published in the Official Gazette (No. 25363). In accordance with Law No. 5083, a new currency, known as New Turkish Lira or YTL, was introduced on January 1, 2005. The conversion rate of the old Turkish Lira to the New Turkish Lira is: TL 1,000,000 = YTL 1. The subunit of the New Turkish Lira is Yeni Kurus or Ykr; 1 New Turkish Lira is equal to 100 Kurus. Turkish Lira and New Turkish Lira banknotes and coins have been in physical circulation since January 2005. However, on January 1, 2006, the old Turkish Lira banknotes were withdrawn from circulation.

Under the inflation targeting framework, the end-year inflation targets for the next three years are set with the Government during the preparation of the Medium Term Program and announced through the publication of “Monetary and Exchange Rate Policy” documents at the end of each year. The target variable is year-end inflation rates calculated by the annual percentage change of the Consumer Price Index. As part of the accountability mechanism, a symmetric uncertainty band for the inflation target is also announced. If any developments prevailed that would threaten the possibility of achieving the targets in the medium term, the Central Bank would be required to explain the reasons for the deviation from the target, to take necessary measures to ensure that inflation would revert back to the target and to inform the public of the expected duration in which inflation would converge to the target. The inflation reports have become a significant tool of the accountability mechanism. If end of quarter inflation figures breached the uncertainty band, the Central Bank would disclose the reasons for the deviation in the quarterly Inflation Report, together with the measures already taken as well as those to be taken to attain convergence to the target. The Central Bank will submit a public letter to the government if inflation falls outside the uncertainty band at the end of the year. Along with the inflation targeting regime, the Central Bank is implementing the floating exchange rate regime.

In line with its primary objective of achieving and maintaining price stability, the Central Bank continued conducting monetary policy within the framework of the inflation-targeting regime in 2013-2017. The target variable continued to be the year-end inflation rate calculated by the annual percentage change of the Consumer Price Index. The inflation target was set as 5.0% from 2013 onwards. In 2017, the target horizon of three years remained constant, which is consistent with the 2017-2019 Medium-Term Program of the Government. The Central Bank and the Government have jointly kept the medium term inflation target at 5.0%. The accountability mechanism for the target remained unchanged. The “uncertainty band” was maintained at 2.0% in both directions for the 2013-2017 period.

The Central Bank also uses instruments like Reserve Option Mechanism (“ROM”) to support price and financial stability. By allowing Turkish banks to hold a certain portion of their TL required reserves in foreign exchange and gold, ROM encourages Turkish banks to hold foreign exchange and gold reserves voluntarily. This provides the banks with the flexibility to adjust their foreign exchange reserves held at the Central Bank in response to changes in external financing conditions alleviating the volatility in the exchange rate and credit volumes caused by capital flows.

MONETARY POLICY AND INFLATION

Until May 2013, capital inflows continued to be strong leading to a significant expansion in credit. In this period, the Central Bank gradually lowered policy rates to counterbalance risks to financial stability stemming from capital inflows. Overnight lending and borrowing rates were lowered by 25 basis points consecutively in January and February. Moreover, as the need for a wide interest rate corridor decreased thanks to the ROM’s automatic stabilizer feature, the overnight lending rate was lowered by 100 basis points in March. Due to ongoing policy rate cuts in other emerging market economies and the acceleration of capital flows into Turkey, the policy rate, the overnight lending rate and the borrowing rate were cut by 50 basis points in April and May, consecutively.

As credit expansion remained above the reference value of 15%, Turkish Lira and foreign exchange reserve requirement ratios were raised for some maturities in the first half of 2013 before May 2013. Also, measures were taken to increase the foreign exchange reserves of the Central Bank through ROM.

Following the global financial uncertainties that started in May 2013, Turkey, along with other emerging economies, experienced portfolio outflows, as well as increased risk premiums and depreciated exchange rates. The depreciation in the Turkish Lira coupled with other factors such as rising unprocessed food prices and oil prices had an adverse effect on inflation. To contain the deterioration in inflation outlook, the Central Bank tightened monetary policy in the second half of the year. The upper bound of the interest rate corridor was raised by 75 and 50 basis points, in July and August, respectively, in order to counteract global uncertainties, the depreciation of the Turkish Lira and high inflation from deteriorating overall pricing behavior. Moreover, the Central Bank changed the composition of liquidity provision and brought the overnight interbank rate close to the upper bound of the corridor by implementing additional monetary tightening.

The Central Bank also took measures to increase the predictability of the Turkish Lira liquidity policy to curb the impact of global monetary policy uncertainties on the domestic economy. Accordingly, the Central Bank adopted a strategy towards reducing interest rate uncertainty. Consequently, the Central Bank started to announce additional monetary tightening days in advance and conduct foreign exchange selling auctions on these days to increase the effectiveness of additional monetary tightening. In November, one-month repo auctions were terminated and liquidity composition was mostly shifted to overnight funding to keep interbank money market rate around 7.75%. In addition, it was announced in December that the average funding cost of the Central Bank would be kept at or above 6.75%. These measures led to a fall in the volatility of overnight interest rates.

Having hovered above the uncertainty band throughout 2013, the inflation rate climbed to 7.4% by the end of the year. Annual consumer inflation was mostly shaped by unprocessed food and energy prices in 2013. Tax adjustments on tobacco products pushed inflation up in January and inflation maintained a volatile course in the subsequent period due to the unprocessed food and energy prices, completing the first half of the year significantly above the values implied by the target. In the second half of the year, weak capital flows driven by the uncertainty regarding global monetary policies caused the Turkish Lira to depreciate, which increased core inflation indicators particularly via the core goods group. Against these developments, inflation expectations slightly deteriorated in the last 6 months of the year.

Throughout 2014, inflation was volatile and remained at high levels. Main drivers of inflation were the exchange rate pass-through, especially via core goods prices, as well as the sharp increase in food prices due to drought and other adverse weather conditions. On the other hand, plummeting oil prices and partial correction in unprocessed food prices limited the deterioration in inflation.

Due to external and internal developments that affected risk perceptions in early 2014, the Turkish Lira depreciated significantly and risk premiums increased notably. In order to contain the negative impact of these developments on inflation and macroeconomic stability, the CBRT decided at its interim MPC meeting on January 28, 2014, to deliver a strong and front-loaded monetary tightening and to simplify its operational framework. Accordingly, the marginal funding rate was raised from 7.75% to 12%, and the CBRT borrowing rate from 3.5% to 8%. Moreover, the late liquidity lending rate was increased from 10.25% to 15%. With regard to the simplification of the operational framework, the CBRT decided to provide liquidity from the one-week repo rate instead of the marginal funding rate, and the one-week repo rate was increased from 4.5% to 10%. In this sense, the CBRT ceased to implement additional monetary tightening.

Uncertainties regarding the monetary policy implementation in developed economies eased markedly in mid-2014. Favorable global liquidity conditions and increased risk appetite once again directed capital flows into emerging economies. In Turkey, the risk premium indicators recorded a notable improvement due to reduced domestic and external uncertainty. Hence, conditions that necessitated the strong and front-loaded monetary tightening of in the first quarter of 2014 improved to a large extent. In addition, due to the decline in energy prices and improvement in non-food inflation indicators in the second half of the year, the CBRT delivered gradual and measured rate cuts between April and August 2014. The late liquidity window lending rate was reduced from 15% to 13.5% in April 2014. In May and June, 2014, due to improvements in global liquidity conditions, waning uncertainties and improvements in risk premium indicators, the one-week repo rate was reduced by 50 and 75 basis points, respectively. Following these decisions, the rate on the funding through quantity auctions was lowered to 8.75%. The CBRT reduced the one-week repo rate to 8.25% and the overnight borrowing rate from 8% to 7.5% in July. Lastly, in August 2014, the marginal funding rate was reduced from 12% to 11.25% and the late liquidity window lending rate was reduced from 13.5% to 12.75% in August. While opting for moderate rate cuts, the CBRT maintained its tight monetary policy stance by keeping the yield curve nearly flat. Despite these rate cuts, the yield curve remained flat throughout 2014 since long-term rates remained at relatively low levels, which was an indication of a cautious monetary policy stance.

After the interim meeting in January 2014, in line with the decision to simplify the operational framework of the monetary policy, the CBRT continued to provide liquidity to the system mainly through one-week repo auctions. The provision of the CBRT funding mostly by one-week repo auctions led the average CBRT funding rate to hover around the weekly funding rate. Therefore, moderate rate cuts delivered due to waning domestic and external uncertainties after April 2014 were also reflected in the average funding rate. In September 2014, in view of the heightened geopolitical tensions and the financial market volatility, the tight monetary policy stance was invigorated by a tight liquidity policy. Thus, the Borsa Istanbul overnight repo rates that hovered around the one-week repo auction rate in July and August settled close to the upper end of the interest rate corridor.

In November 2014, in order to encourage prudent borrowing, the CBRT announced an increase in the FX reserve requirement ratios on the non-core liabilities of banks and finance corporations. The increase in FX reserve requirement ratios are structured in a way to promote longer-term borrowing. Moreover, to foster core liabilities, the CBRT announced in October 2014, that it will start to remunerate the Turkish Lira component of required reserves of financial institutions with higher core liability ratios (ratio of deposits and equity to loans) than the sector average, at a higher rate, provided they do not worsen their situation. These measures aim to further strengthen the structure of the banking sector, with the goal of increasing financial stability and spurring balanced growth and domestic savings.

The macro-prudential measures and the tight monetary stance led to a notable improvement in the core inflation trend during the second half of 2014. However, elevated food prices and the delayed effects of exchange rates caused inflation to hover significantly above the target throughout the whole year. Although a decline was recorded in the last quarter, annual CPI inflation was above the uncertainty band around the inflation target by the end of 2014. Annual consumer inflation increased to 8.17% at the end of 2014, a rise of 0.8% compared to 2013. The underlying inflation trend in seasonally adjusted terms followed a downward path during the second half of 2014, despite the high levels of core inflation indicators throughout the year; inflation in core goods and services also decreased.

In the first quarter of 2015, core inflation saw a major improvement but elevated food inflation curbed a fall in annual inflation. After pulling inflation down notably in the fourth quarter of 2014, oil prices started to rise in February, and consequently the positive impact of the energy prices on inflation was restrained. The cautious monetary policy along with prudent fiscal and macroprudential policies had a favorable impact on core inflation indicators. In the first quarter of 2015, the CBRT implemented measured policy rate cuts and maintained its cautious monetary policy stance by employing a tight liquidity policy. In view of the improved core inflation indicators, the CBRT lowered the 1-week repo auction rate from 8.25% to 7.75% in January and 7.5% in February. Overnight borrowing and lending rates were lowered by 50 basis points each in February. Rate cuts were kept modest in January and February due to ongoing global uncertainty, volatility in energy prices, rising domestic food prices and relatively high levels of inflation expectations.

Due to the uncertainty over global markets and the volatility in food and energy prices, the CBRT maintained its cautious monetary policy stance in the second quarter of 2015. In this period, the CBRT kept interest rates unchanged, but continued with its tight liquidity policy to contain risks to core goods inflation and inflation expectations.

In the third quarter of 2015, annual consumer inflation posted an increase due to food prices and exchange rate developments. Annual core goods inflation increased because of the cumulative depreciation in the Turkish Lira. Meanwhile, exchange rate developments had a limited effect on energy prices due to the decline in oil prices.

In the fourth quarter of 2015, consumer price inflation increased to 8.81%, exceeding the uncertainty band around the year-end inflation target. Unprocessed food prices were the main drivers of this rise in annual inflation. The lagged effects of Turkish Lira depreciation were particularly evident through core goods (goods excluding food, energy, gold and alcohol-tobacco products), inflation of which increased by 2.3% to 10.2% during this period. However, the continued fall of import prices limited the rise in CPI inflation in the fourth quarter.

The CBRT maintained its tight monetary policy and liquidity stance throughout 2015. Accordingly, the one-week repo rate, the overnight lending rate and the overnight borrowing rate were kept unchanged during the last quarter of 2015.

Annual consumer inflation remained volatile across 2016 on the back of food inflation and reached to 8.5% by the end of 2016, overshooting the uncertainty band. Core inflation indicators posted a notable decline through the year but returned to an uptrend in December due to exchange rate developments in the final quarter. Weak economic activity prevented core inflation from deteriorating further. The breach of the uncertainty band around the inflation target was due largely to the TL depreciation as well as to the minimum wage adjustment and tax adjustments. In 2016, import prices, particularly oil prices, provided less support for inflation than in 2015. Annual energy inflation soared in the fourth quarter amid climbing exchange rates and oil prices and readjusted fuel taxes. Real unit wages made an increased contribution to inflation compared to 2015, the pass-through effects of which were more evident in labor-intensive sectors. The underlying trend of core goods inflation strengthened in the final quarter amid the Turkish Lira depreciation.

The CBRT’s policy stance remained tight against the inflation outlook, stabilizing against the foreign exchange liquidity and accommodative against financial stability in 2016. In the first quarter of 2016, slight alleviation of the volatility in global markets accompanied by the active use of policy tools, the tight liquidity policy and prudent macroprudential policy stance reduced the need for a wide interest rate corridor. In the March-September period of 2016, the decline in inflationist pressures, tightness in financial conditions and the moderate course of global financial markets facilitated the CBRT to implement simplification in the interest rate corridor policy. Accordingly, the upper bound of the corridor was lowered by 250 basis points through measured and cautious steps in the March–September period of 2016.

Persisting uncertainties surrounding global economic policies and the upward revision of the US policy-rate expectations caused fluctuations in financial markets and the exchange rate. To curtail the effects of these developments on inflation expectations and the pricing behavior, the CBRT implemented monetary tightening in November. Accordingly, the one-week repo rate and the CBRT overnight lending rate were raised by 50 and 25 basis points, respectively.

The CBRT adopted a series of liquidity measures to contain spillovers from the mid-July turbulence into financial markets and to enable the smooth functioning of markets. Accordingly, Turkish Lira deposit transactions were allowed to provide unlimited liquidity and the commission for the intraday liquidity facility was lowered to 0. Additionally, to inject Turkish Lira liquidity, banks were allowed to place limitless foreign exchange deposits as collateral. The flexibility of collateral management offered to banks through this facility bolstered banks’ liquidity management programs and contributed to the decline in off-balance sheet FX positions. Moreover, the composition of the set of securities pledged as collateral against the CBRT’s Turkish Lira liquidity facilities was also changed. As the need for the limitless collateral FX deposit facility abated in time due to the liquidity measures in place, the CBRT reinstated the use of upper limits on collateral FX deposits as of November 11, 2016.

The CBRT took steps towards boosting the FX market liquidity in 2016 to counteract the exchange rate fluctuations of the second half including by cutting foreign currency required reserve ratios and reserve option coefficients throughout the year, providing additional FX liquidity for the financial system allowing extended maturities or Turkish Lira payments for remunerations on export rediscount credits until the end of the year, restoring the limits on collateral FX deposits, and meeting part of the demand from energy-importing public institutions.

At the start of 2017, the CBRT delivered a significant monetary tightening in order to curtail the deterioration in the inflation outlook. To this end, the CBRT raised its overnight lending rate to 9.25% from 8.5 percent and its Late Liquidity Window (“LLW”) lending rate to 11% from 10%. A variety of liquidity measures were also introduced in order to counter the adverse impact that the heightened volatility in the foreign exchange market might have on price stability and financial stability. The CBRT ceased to conduct its one-week repo auctions on January 12, 2017, limited the amount of funding supplied via the Borsa Istanbul Interbank Repo/Reverse Repo Market, gradually reduced the borrowing limits assigned to banks taking part in the Interbank Money Market (“IMM”) (reaching zero by the end of the year), and provided an increasingly greater portion of the system’s funding needs through the LLW.

The CBRT also took measures related to foreign currency liquidity. Accordingly, FX reserve requirement ratios were lowered, auctions to swap foreign exchange deposits for Turkish Lira deposits were started, and export rediscount credits were allowed to be repaid in Turkish Liras for a period.

By March, however, the cost-push pressures exerted by the cumulative depreciation of the Turkish Lira were fueling a palpable rise in inflation notwithstanding the moderately positive trends in economic activity. It was anticipated that inflation would continue to rise in the short-term owing to the base effect in unprocessed food prices. In view of these developments, at the March MPC meeting, the CBRT raised its LLW lending rate to 11.75% from 11.0%.

In view of the elevated level of inflation and risks to the pricing behavior due to the lagged effects of Turkish Lira depreciation, the rise in import prices, and the increase in food prices, in April, the CBRT opted to further strengthen its monetary tightening. The LLW lending rate was increased to 12.25% from 11.75%.

Backed by accommodative incentives and measures taken in the first half of 2017 to alleviate inflationary pressures stemming from the worsening exchange rate, Turkey’s economic activity grew stronger. Nevertheless, high levels of inflation and inflation expectations as well as developments in the core inflation outlook continued to pose risks to pricing behavior. Therefore, the CBRT maintained its tight monetary policy stance in June and July while it gradually strengthened the level of monetary policy prudence through its communication in September and October.

In November 2017, the CBRT’s weighted average funding rate settled at 12.25%, identical to its LLW rate. Regarding ROM, the CBRT lowered the upper limit of the FX facility to 55% from 60% and reduced all tranches by 5%, thereby providing the banking system with additional foreign currency liquidity. The CBRT also announced that export rediscount credit borrowers would be allowed to repay specified portions of their obligations in Turkish Liras converted at a fixed rate. On November 20, 2017, the CBRT began conducting Turkish Lira-settled forward foreign exchange auctions in order to effectively manage the real sector’s exchange rate risks and counteract any excessive volatility that might take place in exchange rates. In December 2017, the CBRT raised the LLW lending rate to 12.75% from 12.25%.

Throughout 2017, the CBRT strengthened monetary tightening gradually to contain the worsening in the inflation outlook. Since the tightening cycle started in November 2016, the average cost of funding provided by the CBRT has been raised by 570 bps as of the end of 2017 to 12.8%. As of the end of December 2017, 1-year and 2-year ahead inflation expectations rose by 143 bps to 9.3% and 120 bps to 8.5%, respectively, falling short of the rise in the average cost of funding in the November 2016-December 2017 period.

Table 34

Selected Central Bank Balance Sheet Data (in millions of Turkish Lira)	2013	2014	2015	2016	2017
ASSET	265,857.7	281,900.3	293,215.1	345,423.1	396,221.9
Foreign Assets	283,465.2	299,420.5	326,661.2	381,040.5	436,818.8
Domestic Assets	4,556.9	5,336.8	-794.4	18,227.6	16,415.1
Cash Operations	—	—	—	—	—
FX Revaluation Account	-22,164.5	-22,857.0	-32,651.7	-53,845.0	-57,012.0
IMF Emergency Assistance	—	—	—	—	—
LIABILITY	265,857.7	281,900.3	293,215.1	345,423.1	396,221.9
Total Foreign Liabilities	199,760.1	207,749.8	244,145.4	260,927.5	299,700.7
Liabilities to Non-Residents	16,065.2	10,778.9	9,711.8	9,964.4	9,135.3
Liabilities to Residents	183,695.0	196,970.9	234,433.6	250,963.1	290,565.4
Central Bank Money	66,097.5	74,150.5	49,069.8	84,495.6	96,521.2
Reserve Money	91,207.3	107,221.1	122,349.9	167,984.2	174,101.7
Currency Issued	74,814.6	85,118.2	103,042.6	122,959.9	131,457.7
Deposits of Banking Sector	16,086.1	21,595.0	18,799.1	44,343.7	41,961.4
Extra Budgetary Funds	242.1	203.3	142.7	171.9	172.4
Deposits of Non-Banking Sector	64.5	304.5	365.5	508.6	510.3
Other Central Bank Money	-25,109.8	-33,070.5	-73,280.2	-83,488.6	-77,580.5
Open Market Operations	-38,873.4	-46,421.9	-95,448.6	-95,505.5	-117,744.4
Deposits of Public Sector	13,763.7	13,351.3	22,168.4	12,017.0	40,163.9

Source: CBRT

The following table presents key monetary aggregates for the dates indicated:

Table 35

	2013	2014	2015	2016	2017
M1	229,370.15	258,293.54	311,646.93	382,725.30	450,620.43
M2	908,004.75	1,015,896.40	1,189,494.06	1,406,871.44	1,628,019.07
M3 (M2 + funds received from repo transactions + money market funds + debt securities issued by banks)	948,671.07	1,060,143.20	1,232,282.90	1,452,354.90	1,686,380.04

M1 = Currency in circulation + Demand deposits (TRY, FX)

M2 = M1 + Time deposits (TRY, FX)

Source: CBRT

The following table presents the discount rates of the Central Bank for the dates indicated:

Table 36

Discount Rates

Year	Discount Rates
2013	10.25%
2014	9.00%
2015	9.00%
2016	8.75%
2017	8.75%

Source: CBRT

BANKING SYSTEM

The Turkish banking system is currently regulated and supervised by the Banking Regulation and Supervision Agency (the “BRSA”), which is an independent public entity with administrative and financial autonomy that has supervised banks and certain other financial institutions since August 31, 2000. The BRSA, whose administrative body is the Banking Regulation and Supervision Board (“BRSB”), was established under the Law No. 4389, as amended by the current Banking Law (Law No. 5411). The Banking Act (Law No. 5411) was prepared in accordance with EU directives and international principles and standards and published in the Official Gazette dated November 1, 2005 (No. 25983).

The Savings Deposit Insurance Fund (“SDIF”) is a public legal entity with independent authority and duty to insure savings deposits and resolve instances where the BRSA intervenes in banks through the transfer or merger of these banks with another bank, the transfer of its shares to third parties, or liquidation. The duties and powers of SDIF are currently regulated by the Banking Law.

As of the end of 2017, 51 banks were operating in Turkey, including 13 investment and development banks, 5 participation banks, and 33 commercial banks, of which 3 were state banks, 8 were private banks, 20 were foreign banks and 2 were SDIF banks. The share of local private banks and foreign banks in terms of asset size, stood at 36.0% and 28.0%, respectively, decreased from 2016 year-end figures of 36.8% and 29.4%, respectively. During that period, the share of state banks increased from 33.8% to 36.0%.

As of 2017 year-end, two state-owned participation banks were operating in the sector. On May 29, 2015, Ziraat Participation Bank and on February 26, 2016, Vakif Participation Banks officially began their banking operations.

As of January 10, 2017, the reserve requirement ratios (the “RRRS”) for foreign exchange denominated liabilities of banks and financing companies were decreased by 50 basis points for all maturity brackets as a part of the measures taken against unhealthy price formations, which resulted in approximately U.S.$1.5 billion in liquidity being injected into the financial system. The CBRT stated that the new set of ratios would be applied to stock of liabilities on December 30, 2016, until the end of their original maturities. There were no further changes in RRRs in 2017.

Table 37

Liabilities other than Deposits/Participation Funds	Previous Ratios (in %)	New Ratios (in %)
With maturity up to (and including 1 year)	24.5	24
With maturity up to (and including 2 years)	19.5	19
With maturity up to (and including 3 years)	14.5	14

Liabilities other than Deposits/Participation Funds	Previous Ratios (in %)	New Ratios (in %)
With maturity up to (and including 5 years)	6.5	6
With maturity longer than 5 years	4.5	4

Source: CBRT

Total assets of the Turkish banking system increased 6.2%, reaching U.S.$863.7 billion in 2017 (up from U.S.$813.2 billion in 2013). The total loan portfolio increased 13.1% from U.S.$491.6 billion in 2013 to U.S.$556.3 billion in 2017. The share of loans in total assets increased from 60.5% to 64.4%, which indicates the strengthening intermediary function of banks. Gross non-performing loans, which amounted to U.S.$13.9 billion in year-end 2013, increased to U.S.$17.0 billion in 2017. The non-performing loan ratio remained relatively flat between 2013 and 2017, slightly increasing from 2.7% in 2013 to 3.0% in 2017. The amount of specific provisions earmarked for these loans was U.S.$13.5 billion and the provisioning rate was 79.4%, as of 2017 year-end. The total value of the securities portfolios was U.S.$106.5 billion in 2017. However, the share of securities in total assets has decreased from 16.6% in 2013 to 12.3% by the end of 2017.

Table 38

Main Figures of Banking Sector* (in billions USD)	2013	2014	2015	2016	2017
Total Assets	813.2	857.1	807.9	776.0	863.7
Loans	491.6	533.2	508.9	492.8	556.3
Securities Portfolio	134.6	129.9	113.0	99.9	106.5
Deposits	443.9	452.4	426.8	413.1	453.6
Own Funds	90.9	99.7	89.9	85.3	95.1

*	Includes the data of participation banks.

Source: BRSA

Supportive fiscal and macroprudential policies and increased economic activity had a positive impact on the main figures of the banking sector in 2017. Turkish banks also maintain sound asset quality, with a non-performing loan ratio of just 3.0%.

Table 39

Share of Main Figures by Bank Groups

	LOANS					TOTAL ASSETS					DEPOSITS					OWN FUNDS
% Shares	2013-12	2014-12	2015-12	2016-12	2017-12	2013-12	2014-12	2015-12	2016-12	2017-12	2013-12	2014-12	2015-12	2016-12	2017-12	2013-12	2014-12	2015-12	2016-12	2017-12
Commercial Banks	89.7	90.2	90.1	89.8	89.1	90.4	90.4	90.2	89.8	89.6	93.5	93.8	94.0	94.4	93.9	85.3	86.4	86.7	87.2	87.5
-State Owned	26.5	27.4	28.8	30.3	31.9	27.9	28.2	28.6	29.4	31.0	31.8	30.4	31.1	31.3	33.2	23.3	25.8	25.8	26.3	26.7
-Private	49.0	48.4	36.4	35.5	34.0	48.0	47.7	36.1	35.5	34.7	47.8	48.3	37.4	38.0	36.7	48.8	47.6	35.8	35.3	35.9
-Foreign	14.3	14.4	25.0	24.0	23.1	14.5	14.6	25.6	24.9	23.9	13.9	15.1	25.5	25.0	24.0	13.3	13.0	25.1	25.6	24.9
Participation Banks	5.9	5.2	4.9	4.4	4.7	5.5	5.2	5.1	4.9	4.9	6.5	6.2	6.0	5.6	6.1	4.6	4.2	4.1	3.8	3.8
Inv.& Dev. Banks	4.4	4.7	5.0	5.8	6.3	4.0	4.2	4.5	5.2	5.4	0.0	0.0	0.0	0.0	0.0	9.8	9.1	8.9	8.8	8.5
SDIF	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.3	0.3	0.2	0.2	0.2
TOTAL	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100

Source: BRSA

Table 40

Main Indicators of Turkish Banking Sector

(%)	2013-12	2014-12	2015-12	2016-12	2017-12
1 NPL RATIO*	2.8	2.9	3.1	3.2	3.0
2 CAPITAL ADEQUACY RATIO	15.3	16.3	15.6	15.6	16.8
3 LOAN TO DEPOSIT RATIO*	114.1	121.6	123.4	123.6	126.6
4 RETURN ON ASSETS	1.6	1.3	1.2	1.5	1.6
5 RETURN ON EQUITY	14.2	12.2	11.3	14.3	15.9
6 NET INTEREST MARGIN	3.7	3.5	3.5	3.6	3.8
7 TOTAL ASSETS / GDP	110.9	114.1	100.9	109.8	104.9
8 LEVERAGE RATIO	8	8.3	7.9	7.7	7.7

*	Leasing receivables and non-performing loans included in total loans.

Source: BRSA

Main indicators of Turkish banking sector demonstrate that the Turkish banking sector has strong fundamentals with its independent regulatory and supervisory authority, careful consideration for banking licenses, compliance with international standards, risk-based supervision, capital adequacy ratio (which is well above the regulatory level), liquidity regulations and BRSA approval for profit distribution.

The universal banking system in Turkey allows commercial banks to engage in banking and other financial services. Three of the commercial banks in Turkey are state-owned banks. The major commercial banks are internationally recognized institutions with nationwide branch networks and deposit bases. Banks are permitted to deal in foreign exchange and to borrow and lend in foreign currency.

State Banks

The non-performing loans portfolio of the three deposit-taking state banks was TL 8,194 million as of December 2013 and TL 18,519 million as of December 2017. The provision set aside for these non-performing loans was TL 6,709 million in 2013 and increased to TL 15,927 million in 2017. The non-performing loan ratio of state banks has decreased from 2.9% in 2013 to 2.7% in 2017. The shareholder’s equity of these banks has increased from TL 45.1 billion in 2013 to TL 95.6 billion in 2017.

Table 41

Aggregated Balance Sheet of State Banks

						% Share
(million TL)	Dec. 2013	Dec. 2014	Dec. 2015	Dec. 2016	Dec. 2017	Dec. 2013	Dec. 2014	Dec. 2015	Dec. 2016	Dec. 2017
Assets
Cash and Claims on Banks	21,551	21,980	27,308	45,425	64,549	4.5	3.9	4.1	5.7	6.4

						% Share
(million TL)	Dec. 2013	Dec. 2014	Dec. 2015	Dec. 2016	Dec. 2017	Dec. 2013	Dec. 2014	Dec. 2015	Dec. 2016	Dec. 2017
Securities Portfolio	108,854	106,644	110,943	120,730	141,204	22.5	19.0	16.5	15.0	14.0
Loans	277,040	340,448	427,450	526,358	670,163	57.3	60.6	63.4	65.6	66.3
Non-Performing Loans (Net)	1,485	2,310	2,622	2,521	2,592	0.3	0.4	0.4	0.3	0.3
-Gross Non-Performing Loans	8,194	10,391	11,964	15,771	18,519	1.7	1.8	1.8	2.0	1.8
-Provisions for Non-Performing Loans	6,709	8,081	9,342	13,250	15,927	1.4	1.4	1.4	1.7	1.6
Duty Losses	—	—	—	—	—				—
Other Assets	74,448	90,786	105,402	107,797	135,337	15.4	16.1	15.6	13.4	13.4
Liabilities
Deposit(1)	300,536	319,729	386,953	455,328	567,502	62.2	56.9	57.4	56.7	56.1
Borrowings from Banks (2)	55,661	69,654	88,069	105,362	117,668	11.5	12.4	13.1	13.1	11.6
Other Liabilities	82.053	112,937	130,965	163,202	326,083	17.0	20.1	19.4	20.3	32.2
Shareholder’s Equity	45,129	59,848	67,738	78,938	95,644	9.3	10.6	10.1	9.8	9.5
Balance Sheet Total	483,378	562,168	673,725	802,831	1,011,252	100.0	100.0	100.0	100.0	100.0

(1)	Interbank deposits are excluded.
(2)	This item excludes interbank deposits and interbank money market transactions.

Source: BRSA

SDIF Banks

SDIF has taken over 26 private banks since 1994. Of these 26 banks, banking operating licenses of 5 banks were revoked and bankruptcy orders were issued for these banks and the management and control of 21 other banks were transferred to SDIF along with the shareholders rights except dividends. SDIF banks were subject to an intensive financial and operational restructuring process following their takeover. SDIF continues to carry out liquidation, resolution and recovery processes for the banks transferred to SDIF along with shareholders rights except dividends, and the banks with revoked operating licenses and bankruptcy orders.

As of the end of 2017, the total cost of financial restructuring and repayment of insured deposits amounted to U.S.$31.2 billion for 26 banks. Of this amount, U.S.$27.2 billion was obtained from public sector resources (the Undersecretariat of Treasury and the CBRT), and U.S.$4.2 billion from private sector resources (i.e., from SDIF’s own resources). A considerable portion of SDIF’s income comes from insurance premiums collected from banks. Cash penalties, collections, income generated from bank sales and deposits which have been subject to prescription constitute other sources of income for SDIF. As part of the resolution operations, of the amount of U.S.$27.2 billion obtained from public sector resources, U.S.$13.8 billion was repaid to the Undersecretariat of Treasury and the CBRT as of December 31, 2017and SDIF will continue to repay the remaining amount.

Recovery Activities

As a result of the proceedings carried out with powers entrusted to SDIF by Banking Law and Act No. 6183 on Procedures for Collection of Public Receivables, SDIF made significant progress in the collection of public receivables. The total amount of collections made as a result of resolution operations reached U.S.$22.8 billion as of December 31, 2017. Of this amount, U.S.$146.15 million was collected in 2017, with U.S.$100.82 million collected from non-performing receivables, U.S.$3.67 million collected from subsidiaries, real estate and movables, U.S.$0.5 million collected from deposit collections, and U.S.$41.09 million collected from Banks under the management of SDIF.

Collection of Non-Performing Receivables

As a part of resolution of banks transferred to SDIF, a total of 208,106 files of receivables worth TL 8.83 billion were transferred and assigned from the relevant banks and through other firms as of the end of 2017. The net amount of collections (after deducting refunds, payments, et cetera from collections and adding collections in kind made from debtors) from non-performing loans of SDIF in 2017 totaled U.S.$132.77 million.

Receivables from Bank Majority Shareholders

SDIF collects receivables acquired from majority shareholders and those stemming from misuse of bank resources by majority shareholders via proceedings under Law No. 2004 and Law No. 6183, and protocols, which are agreements relating to payment of debts, or Financial Restructuring Agreements (“FRAs”) signed with majority shareholders or by exercising the authority entrusted by the Banking Law.

SDIF has completed deals with bank majority shareholders relating to loans and terms of refunds, and has made substantial progress in collecting public receivables. If a bank majority shareholder does not fulfill its obligations, including not making payments as required by the protocols, SDIF is entitled to exercise its legal rights under any protocol or FRA.

Status of Certain Majority Shareholders

Çukurova Group: As of December 31, 2017, U.S.$152.83 million has been collected from Çukurova Group as part of the protocol, executed May 15, 2009 in order to collect proceeds acquired by Çukurova Group from the sale of Interbank to Nergis Group. On August 26, 2016, SDIF approved the sale of shares of DP Acquisitions B.V. (holding company for Krea İçerik Hizmetleri ve Prodüksiyon A.Ş. (Digiturk)) by Çukurova Group to beIN Media Group. A total of U.S.$89.36 million and U.S.$31.72 million were paid to SDIF in 2016 and 2017, respectively, in respect of the sale. On June 20, 2017, SDIF also seized certain real estate assets and the shares of Hobim Bilgi İşlem Hizmetleri A.Ş. and Hobim Digital Elektronik Hizmetleri A.Ş. On October 17, 2017, nearly TL 150 million was collected as a collection in kind. A total of U.S.$74.35 million was collected from the Çukurova Group in 2017 and the total sum of collections from Çukurova Group amounted to U.S.$2.39 billion as of December 31, 2017.

Bayindir Group—Bayindirbank: On December 27, 2012, SDIF announced a default by Bayindir Group on certain provisions of the Financial Restructuring Agreement signed on October 25, 2002, among Bayindir Group, SDIF, and 16 other creditor banks and finance institutions. As of December 31, 2017, legal proceedings are in progress against debtors and legal representatives. On August 21, 2014, management and control of Bakara İlaç ve Tıbbi Malzeme Pazarlama Dış Ticaret A.Ş. was transferred to SDIF along with its shareholders rights. Thereafter, the respective owners of the entity paid their debt to SDIF and regained control on December 8, 2017. The total sum of collections from Bayindir Group amounted to U.S.$81.47 million as of December 31, 2017.

Caglar Group: The total amount of collections from the Caglar Group amounted to U.S.$589.21 million as of December 31, 2017.

EGS Group: The follow-up and collection process is still in progress in accordance with the protocol signed with EGS Group on June 8, 2011. SDIF collected nearly U.S.$4.42 million from EGS Group in 2017 and the total amount of collections reached to U.S.$115.44 million as of December 31, 2017.

Balkaner Group: The legal follow up process and collections associated with third parties and companies, to which Ali Avni Balkaner, the majority shareholder of the Yurtbank, transferred the Bank’s resources, are still in progress. U.S.$2.78 million was collected from Balkaner Group and its affiliated third parties in 2017. Further, a new protocol (5th repayment agreement) was signed between SDIF and Tekmar Group on February 16, 2017 and Tekmar Group paid U.S.$1.12 million to the SDIF cover their debt to the Balkaner Group. The total sum of collections from the Balkaner Group reached U.S.$332.31 million as of December 31, 2017.

Uzan Group—Imar Bank: In accordance with the provisions of Law No. 6183 and the provisions of Article 15 of Banking Law No. 4389 abolished and amended by Law No. 5354, SDIF continued to track and collect goods, rights and assets seized in line with the provisions of Law No. 6183. The gross collection from the Imar Bankasi reached U.S.$7.61 billion as of December 31, 2017. Of this amount, a total of U.S.$6.56 billion was transferred to third parties, public institutions and organizations in accordance with the Law on Amendment for Banking Law No.5472 amended by clause 5 of Article 134 of Banking Law No. 5411, and provisions of provisional Article 24. In addition, U.S.$40.29 million in collection tracked in apportioned accounts will be apportioned in accordance with the priority lists to be formed upon the conclusion of the lawsuit subject to various appeals. U.S.$21.04 million was collected from Uzan Group in 2017. The total amount of net collections amounted to U.S.$1.01 billion as of December 31, 2017.

Bank Asya: Pursuant to SDIF Board’s Resolution No. 2015/134 dated May 29, 2015, the shareholder rights excluding dividends and the management and control of Bank Asya were transferred to SDIF. In 2016, Bank Asya was put up for sale but the sale process was terminated because no bid was submitted. Bank Asya’s operating license was revoked upon the request of SDIF pursuant to the BRSA’s Resolution No. 6947 dated July 22, 2016, and liquidation procedures began. SDIF concluded efforts to identify insured participation funds at Bank Asya, and began the payout process for the insured participation funds in the amount of TL 974,402,305.79, via Vakıf Katılım Bank on December 5, 2016.

In accordance with SDIF Board’s Resolution No. 397 dated December 22, 2016, SDIF instituted bankruptcy proceedings against Bank Asya and consequently filed a lawsuit for the direct bankruptcy of Bank Asya at the 1st Commercial Court of First Instance in Istanbul (“Court”). On November 16, 2017, the Court accepted the bankruptcy of Bank Asya. As of December 31, 2017, the bankruptcy estate has been formed and the liquidation of Bank Asya has begun.

Litigation

Several claimants have filed claims against the Republic ranging from U.S.$750 million to U.S.$19 billion before the International Center for the Settlement of Investment Disputes (“ICSID”) or under the United Nations Commission on International Trade Arbitration Rules (“UNCITRAL”) alleging either that (a) they have been harmed because SDIF’s takeover of banks indirectly impaired their investments in companies affiliated with these banks or their shareholders, without adequate compensation, or (b) they have been indirectly harmed because the Republic cancelled certain contracts with companies in which they allege they held investments. Five of the claims against the Republic previously before ICSID and two of the claims before UNCITRAL have been dismissed. Thereafter, SDIF initiated two legal proceedings to recover the arbitration costs resulting from arbitration awards, one of which was successful collecting almost U.S.$1.6 million and the other, as of December 31, 2017, is ongoing.

Certain arbitration cases are being handled by different Ministries. For instance Cem Uzan, alleging he has shares of CEAS-KEPEZ, initiated arbitration procedures against the Republic requesting payment in the amount of €2.5 billion. The claim was handled by the Ministry of Energy and Natural Resources and has been dismissed as of February 2, 2018.

Deep Woods, situated in New York, filed an action (claiming U.S.$16 million) against SDIF relating to an agreement between the parties. On March 14, 2014, American courts found in favor of SDIF and ordered that the attorney’s fees, costs and disbursements to be paid to SDIF.

SDIF initiated the exequatur proceedings related to the Turkish judgement in France against Erol Aksoy to recover its claims and two attachment orders obtained on January 8, 2014. As of December 31, 2017, proceedings are pending before the Court of Appeal. Also, Uzan, Suzer, Cingilli Groups and Yasar Holding have filed a number of cases against the Republic in the European Court of Human Rights. These cases are generally handled by the Ministry of Justice. These cases are related to each bank being taken over by SDIF.

Trusteeship Operations

As of March 31, 2018, SDIF has been assigned as trustee of (or has been assigned the powers of the trustees of) 985 businesses (with an estimated TL 49.4 billion in total assets and 50,192 employees). SDIF has also been assigned as trustee for assets of 125 individuals and trustee for 142 companies, of which SDIF controls less than 50% of the outstanding shares.

In accordance with the article 19 and the article 20 of the Law No. 6758, published in the duplicate Official Gazette No. 29898 dated November 24, 2016, SDIF has been assigned as trustee of companies placed or to be placed under the control of trustees due to their affiliation, cohesion, or connection to the FETÖ/PDY terrorist organization pursuant to the article 133 of the Code of Criminal Procedures.

Regulatory and Supervisory Framework

The regulations set forth in Banking Act No. 5411 have been implemented since the end of October 2006. The regulations concentrate on capital adequacy, risk management, lending and subsidiary limits, loan loss provisioning, compliance with International Accounting Standards, independent auditing and cooperation with foreign supervisory authorities. Regulations regarding leasing, factoring and financing companies, independent audit firms, valuation and rating institutions, outsourcing institutions, principles of corporate governance for banks, audit committee and internal control, internal audit and risk management systems within the banks, accounting and information systems, capital adequacy and own funds, and liquidity are also important for the Turkish banking system.

The Regulation on Banks’ Corporate Governance Principles came into force as of November 1, 2006, which revised the corporate governance principles of banks according to principles recommended by the Basel Committee on Banking Supervision (as amended from time to time, “BCBS”).

The Regulation on Bank Cards and Credit Cards was published in the Official Gazette No. 26458 on March 10, 2007, and was subsequently amended on December 17, 2010. The Regulation was further amended several times, on December 31, 2013, on May 13, 2014, on October 22, 2014, November 25, 2015, September 27, 2016 and most recently on July 6, 2018. This regulation sets forth: the procedures and principles regarding the issuance, use, clearing and settlement of bank cards and credit cards, the rules surrounding licensing and operation of card system organizations and card issuing organizations, the rules concerning the legal form and general transaction terms of bank card and credit card contracts, the operating principles of the institutions in card payments systems, minimum payment amounts, the ratio for a particular credit card debt associated with the holder’s card limit and installment limitations.

Department of Information Systems Compliance was formed in 2014 having been a subdivision of another department for the previous decade. Department of Information Systems Compliance is responsible of overseeing banks, independent auditors and auditing firms from an IT perspective. According to the “Auditing Bank’s Information Systems by Independent Auditing Firms” regulation, each bank’s internal controls over banking processes must be audited once a year and its controls over IT processes must be audited once every two years by an authorized independent auditor. The Department of Information Systems Compliance evaluates and takes required actions according to the independent IT Audit reports. These reports are prepared by the independent auditors following IT audits. Banks propose corrective actions for each of these findings to mitigate the risks caused by these findings. An online monitoring system is used for monitoring the activities of independent audit firms and tracking the audit findings revealed by the auditors as well as the semiannual reports filed by banks comprising the corrective actions regarding these findings.

The “Communiqué on Principles to be Considered in Information Systems Management and Audit in e-Money and Payment Institutions” was published on the Official Gazette on June 27, 2014. The Communiqué defines principles to be adopted in IT management of e-money and payment institutions. It also includes the rules to be followed in an IT audit, which comprises the examination of controls over IT processes by an authorized independent auditor. E-money and Payment Institutions are audited by authorized independent auditors, the reports of these audits are evaluated by Department of Information Systems Compliance and results are transferred to related departments in BRSA.

In 2013, one new law, four laws amending the Banking Law, five new regulations and 2 new communiqués were published. Additionally, fourteen regulations and three communiqués were amended and one circular was issued. The most important regulations and amendments are listed below:

•

Regulation on Capital Conservation and Counter-cyclical Capital Buffers, published in the Official Gazette No. 28812, on November 5, 2013, introduces additional capital buffers—a “mandatory capital conservation buffer” of 2.5% and a “discretionary counter-cyclical buffer”, which would allow national regulators to require up to another 2.5% of capital during periods of high credit growth. Buffer requirements will be put into effect following the same time-lines of European Union and Basel Committee for this area.

•

Regulation on Own Funds of Banks, published in the Official Gazette No. 28756, on September 5, 2013, replaces the previous regulation with the aim to fully incorporate amendments and new rules introduced with Basel III accord regarding own funds.

•

Regulation on Calculation of Leverage Ratio, published in the Official Gazette No. 28812, on November 5, 2013, requires banks to calculate and report leverage ratio to help restrict cyclical movements as complementary to risk-sensitive capital calculation in line with BCBS standards and EU legislation.

•

Regulation Amending the Regulation on Measurement and Evaluation of Capital Adequacy of Banks, which was further amended in 2016, the risk weight has been raised to 100% for credit card installments of 1 to 6 months, 200% for 6 to 12 months and 250% for credit card installments of more than 12 months have been removed from the regulation with a new amendment, all retail loans are subject to 75% risk weight and the risk weight of mortgage loans is 35%.

The Act on Financial Leasing, Factoring and Financing Companies No. 6361 was published in the Official Gazette No. 28496 dated December 13, 2012. The objective of this law is to regulate the establishment and operating principles of financial leasing, factoring and financing companies operating as financial institutions as well as the principles and procedures relating to financial leasing, factoring and financing contracts. Regulation on Establishment and Operation Principles of Financial Leasing, Factoring and Financing Companies No. 28627 was published on April 24, 2013. This complementary regulation sets out the principles and procedures applicable to establishment of financial leasing, factoring and financing companies, issuance of operation permits for them, opening of domestic and overseas branches by these companies, share acquisitions, transfers, merger, disintegration and liquidation, their managers, shareholders’ equity and transaction limits, internal systems, provisions, and independent audit.

In 2014, four new regulations and four new communiques were published, and fourteen regulations and ten communiques were amended. Most important of which, two communiques, published in the Official Gazette No. 29111 on September 6, 2014, allow banks to apply the internal ratings based approaches for credit risk and the advanced measurement approach for operational risk beginning January 1, 2015. Also among those four new regulations is the Regulation on Calculation of Liquidity Coverage Ratio of Banks, which was published in the Official Gazette No. 28948, on March 21, 2014, requires banks to maintain a high quality liquid asset stock at a sufficient level to cover their net cash outflows in order to designate minimum liquidity level in compliance with Basel III framework.

In 2015, four new regulations and four new communiques were published, and 21 regulations and six communiques were amended. During the second half of 2015 to the beginning of 2016 , Turkey completed the process of Regulatory Consistency Assessment Program (“RCAP”) of BCBS. The RCAP report of Turkey was published on March 31, 2016. Turkey was assessed as fully compliant with all risk based capital standards of Basel II and Basel III as well as standards for liquidity coverage ratio. During RCAP, some minor amendments were made on a number of regulations while some new regulations were published. Independent of RCAP, new regulations were published in 2015, the most important of which are the Regulation on Principles and Procedures Concerning Factoring Transactions, Regulation on Independent Auditing of Banks and Regulation on Principles for Repo and Reverse Repo Transactions of Banks.

The Commission Implementing Decision (EU) 2016/2358 published by European Commission dated December 20, 2016, established supervisory and regulatory arrangements which comply with operational, organizational and supervisory standards reflecting the essential elements of the European Union’s supervisory and regulatory arrangements applicable to credit institutions.

The Regulation on Procedures and Principles for Classification of Loans and Provisions to be Set Aside, published in the Official Gazette No. 29750 on June 22, 2016, requires banks to implement the expected credit loss (“ECL”) model pursuant to IFRS 9, and classifications rules taking into account recent Basel Committee guidelines become effective as of January 1, 2018. In order to assess the impact of expected loss provisioning, BRSA conducted a survey among banks in September 2017. The result of the survey based on the data received from 20 banks representing 78.0% of the total loan portfolio in the Turkish banking sector, indicated a 4.1% (TL 2,565 million) decrease in total loan loss provisions and 33 and 21 basis point increases in CET 1 and CAR respectively. Additionally, 36 out of 49 banks are expected to have implemented ECL accounting by January 2018.

CAPITAL MARKETS

The new Capital Markets Law No. 6362 (“CML”) came into force on December 30, 2012, when it was published in the Official Gazette numbered 28513, and superseded Capital Market Law No. 2499. It includes several new rules regarding capital market instruments and issuers, financial reporting, independent external auditing, credit rating and appraisal agencies, capital market activities, intermediary institutions, portfolio management companies, portfolio custodians, self-regulatory organizations, institutional investors, supervision and measures, capital market crimes and penalties. Upon entry into force, secondary regulations within the scope of the CML as well as studies conducted in an effort to form the legal infrastructure compatible with the EU Directives were completed in 2014.

Exchanges and Trading Platforms

The CML yielded very important amendments in the operations and structure of stock exchanges. First, the law has changed the definition of “stock exchange”, which previously had to be established as a public entity according to Capital Market Law No. 2499 and regulated in the same manner as a corporation. In that regard, the Istanbul Stock Exchange has been restructured and rebranded as “Borsa İstanbul AŞ.” (“Borsa Istanbul”) which is a joint stock company subject to private law. Second, the CML has ensured a more professional and competitive environment for Turkish stock exchanges with additional regulations in respect of market operators and tradable instruments. In 2017, three companies launched initial public offerings with shares traded on Borsa İstanbul. These IPOs raised approximately U.S.$323 million. By the end of 2017, 481 publicly-held companies were subject to CML, of which 399 were traded on Borsa Istanbul. There were 130 corporations traded on the BIST Stars (former National Market), 159 corporations on the BIST Main Market (former Second National Market), 47 corporations on the Collective and Structured Products (former Collective Products Market), 31 corporations on the Watch List Market, 15 corporations on the Free Trading Platform, and 17 corporations on the Emerging Companies Market, making a total of 399.

Issuers

According to the CML, when securities are offered to the public or admitted to trading on a regulated market, their prospectus must be approved by the CMB. The Communiqué on Prospectus and Issue Document (Serial: II-5.1) came into force on June 22, 2013. The regulation relates to the implementation of the CML in respect of drafting, approving and distributing a prospectus. With this Communiqué, regulations contained in Directive 2003/71/EC of the European Parliament and of the Council have been adopted in order to harmonize the CML, and in turn Turkish legislation, with EU legislation. Prospectus formats in line with EU regulations have been approved by CMB and activities conducted in collaboration with European Securities and Markets Authority (“ESMA”) regarding harmonization of prospectus formats are complete. ESMA, with its opinion dated February 8, 2016, considered that a prospectus drawn up for share issuances according to Turkish laws and regulations can constitute a valid prospectus under the Directive 2003/71/EC for the purposes of its approval by the home competent authority of a Member State.

Collective Investment Schemes

The CML introduced a new structure wherein mutual funds can serve as a medium of collective investment that meets the demands of Turkish investors. Portfolio management companies (“PMCs”) are centered into the system as the only founder of the mutual funds. The overarching aim of the changes is to increase competition in the mutual fund sector which is anticipated to lead to an increase in the performance of the mutual funds. PMCs that are not affiliated with any banking conglomerates have previously lacked the distribution channel to market their products. The CML opens up distribution channels so that PMCs with good performances in both the mutual fund sector and other alternative investments can find their way to investors. Also, the CML regulates new types of funds such as venture capital investment funds and real estate investment funds. Another novelty brought by the CML is that portfolios of mutual funds are to be held in portfolio custodians in order to inject more credibility into the system. Portfolio custodians are assigned foremost with the task to monitor portfolio management activities, check if these activities are in line with the objectives of the funds and calculate the net asset value of the funds.

Variable capital investment companies, which are a hybrid of mutual funds and investment companies, were also introduced to the markets with the CML. This collective investment scheme combines the advantages of investment companies and of the mutual funds. Principles regarding investment companies with variable capital are regulated by the provisions of Securities Investment Companies Communique which came into force on May 27, 2015. Mutual funds, including those established by non-bank financial institutions, have been differentiated based on portfolio structure. To encourage individuals to invest in the capital markets, withholding tax will not be applicable for the income derived from the disposal of participation certificates of both investment funds if 51% of their portfolio is comprised of shares trading on the Borsa Istanbul provided that the holding period is more than one year and investment funds if 75% of their portfolio is comprised of shares (except securities investment companies) trading on the Borsa Istanbul. Further, the withholding tax rate is set as 0% for both domestic and foreign legal entities. As of the end of 2017, the number of domestic mutual funds offered to the public equaled 433 and total net asset value of these mutual funds equaled U.S.$14.3 billion. Pension funds started to operate in October 2003. As of the end of 2017, the number of pension funds offered to the public was 299. The total net asset value of these funds equals U.S.$21.0 billion. According to the Communique on Mutual Funds, which came into effect in July 2014, an umbrella fund structure, which was required only for capital protected and capital guaranteed funds before, is obligatory for all mutual funds.

As of the end of 2017, 94 hedge funds registered with total net asset value of U.S.$1.6 billion. As of the end of 2017, there were 9 exchange traded funds offered to the public with a total net asset value of U.S$40.6 million. As of the end of 2017 , there were 5 capital protected funds being offered to the public. The total net asset value of capital-protected funds equals U.S.$64.4 million.

Securities investment companies, real estate investment companies and venture capital investment companies are other types of collective investment schemes subject to the CML. To improve the institutional investor base, the Government has exempted these investment companies from corporate tax. As of the end of 2017, the number of listed securities investment companies equaled 9, listed real estate investment companies equaled 31 and listed venture capital investment companies equaled 12. The total net asset value of securities investment companies equaled U.S.$127 million, the market value of listed venture capital investment companies equaled U.S.$684 million and the market value of real estate investment companies equaled U.S.$7.1 billion. As of the end of 2017, 32 real estate mutual funds and 14 venture capital mutual funds have been formed. Issue documents of 27 real estate investment funds and 7 venture capital investment fund were approved by the end of 2017.

Trading on Turkey Electronic Fund Distribution Platform (“TEFAS”), a supermarket of funds facilitating access by investors to funds, started on January 9, 2015. TEFAS is operated by İstanbul Settlement and Custody Bank. All individual and institutional investors holding an investment account with investment institutions authorized by the Capital Markets Board or that are clients of portfolio management companies may use TEFAS.

Market Intermediaries and Infrastructure

The CML has regulated central counterparties, trade repositories, custody services, Investor Compensation Center and outsourcing of investment firms for the first time. The law also redefined investment services by eschewing the previous activity type-based classification and introduced the concept of ancillary services. In order to further explain those new concepts, several regulatory works have been concluded. In this regard, a new communiqué on investment services and ancillary services was published in July of 2013. The new communiqué classified intermediary institutions based on the investment services they provide, which have been defined in the CML. Further, a new communiqué on the principles of foundation and activities of investment firms was published in December 2013. The communiqué brought new provisions especially concerning code of conduct, customer classification and protection. With this communiqué, regulations contained in Directive 2004/39/EC of the European Parliament and of the Council have been adopted in order to harmonize the capital markets legislation and in turn Turkish legislation, with EU legislation.

Intermediation in leveraged transactions on foreign exchange, commodities, precious metals or other assets which are widely known as “forex” has been the responsibility of the CMB since August 31, 2011. Under the CML, forex is classified as a derivative instrument and in the new communiqué the principles are revised to comply with the principles for other derivative instruments.

The revised Regulation on Central Clearing was published in July of 2013 and a new Regulation on Central Counter Party was published in August 2013. With the publication of Regulation on Investor Compensation Center in June of 2013, the Center was officially established. Within the framework of Capital Market Law No. 2499 and related regulations, the Central Registration Agency (“CRA”) was empowered to represent and manage the Investors Protection Fund (“IPF”). However, article 84 of the CML replaced the IPF with a new legal entity named Investment Compensation Center. The scope of the compensation consists of claims arising from failure to fulfill cash payment or capital market instrument delivery obligations with regard to assets belonging to investors kept or managed by investment firms in the name of investor in relation to investment services and activities or ancillary services.

The CRA has been authorized to operate as a Trade Repository since April 3, 2015, and is the only Trade Repository officially authorized to operate in Turkey. While being authorized as a Trade Repository, CRA is not actively collecting transaction data, since related regulations on data collection are not in force yet.

Dematerialization of Capital Market Instruments

The dematerialized system became operational for equities traded on the Borsa Istanbul in 2005 for mutual fund certificates and corporate bonds in 2006, for commercial papers in 2007 and for bank bills in 2009. As of June 30, 2012, holdings of the retail clients on government bonds and bills have been also dematerialized by the Central Registration Agency (“CRA”). As of the end of 2017, the market value of those government bonds and bills held by CRA was U.S.$60.8 billion.

Licensing of Individual Market Professionals

On June 16, 2011, the Capital Markets Licensing, Registration and Training Corporation (the “SPL”) was established. Since 2013, the licensing examinations were organized by the SPL, the CMB and the Anadolu University. As of the end of 2017, the total number of licenses for professionals who engage in capital markets activities granted reached 86,436, as described in further detail below:

Table 42

Types of Licenses	Licenses Issued 2002-2017
Capital Market Activities Level 1	22,335
Capital Market Activities Level 2	17,998
Capital Market Activities Level 3	15,580
Derivative Instruments	11,345
Real Estate Appraiser	9,188
Credit Rating	4,728
Corporate Governance Rating	4,102
Residential Real Estate Appraiser	1,160
TOTAL	86,436

Source: SPL

Financial Reporting and Auditing Standards

Turkish Accounting Standards, as the official translation of International Financial Reporting Standards issued by the International Accounting Standards Board, that are disclosed by Turkish Public Oversight Accounting and Auditing Standards Authority, have been adopted for financial reporting of listed companies, intermediary institutions and portfolio management companies. Similarly, Turkish Auditing Standards, as the official translation of International Standards on Auditing issued by the International Federation of Accountants (“IFAC”), that are also disclosed by Public Oversight, Accounting and Auditing Standards Authority of Turkey, have been applied to audits of securities market companies and institutions according to Article 14 of the CML. There are 101 authorized audit firms operating in Turkish capital markets and 60 of them have an international membership.

Corporate Governance

Currently, the Borsa Istanbul Corporate Governance index is composed of 51 companies that have an average corporate governance rating of 9.27 out of 10. The opening value for the index was 48,082.17 for 2007 and as of December 29, 2017, the value of the index has reached 100,444.74.

Additionally, corporate governance principles are regulated by Article 17 of CML. In line with the authority given by CML, the Communiqué on Corporate Governance (Serial: II-17.1) came into force on January 3, 2014. With this Communiqué, principles of corporate governance to be applied by corporations are determined in detail. “Corporate Governance Principles” in which the “comply or explain” approach was valid since their publication in 2003, have been adopted as a legal requirement in the new Law. Provisions such as independent board members, shareholders’ rights and high standards of disclosure are compulsory with the purpose of enhancing corporate governance for listed companies. Moreover, the CMB is explicitly granted the authority to make regulations and require listed companies to comply (partially or fully) with such rules. The concept of “significant transactions” was introduced and the CMB was authorized to make rules regarding these transactions, which include mergers and divisions, sale of all or a significant portion of assets, a significant change in the field of activity, introduction of privileges or changes in the scope and content of existing privileges and delisting. In case of significant transactions minority shareholders who vote against the transaction in the general assembly were granted a sell-out right. New quorums were defined for general assembly meetings of publicly held corporations depending on the circumstances under which meetings are held and agenda items. Also, online general assembly meetings were enabled.

Derivatives Market

The CML has brought a structural change opportunity for Turkish Derivatives Exchange. According to Article 138 of the CML, organized markets are designed to be operated under a single structure and it became possible for Turkish Derivatives Exchange to merge with Borsa Istanbul. After that, a new derivatives market was established within Borsa Istanbul, the Futures and Options Market (“VIOP”), for both futures and options as well as other derivative contracts and according to the CML, the Turkish Derivatives Exchange was merged in Borsa Istanbul. Accordingly the contracts on the Turkish Derivatives Exchange were closed to trading and started to trade in VIOP by August 5, 2013. In 2017, 33,908 accounts opened in the Derivatives Market. Futures contracts comprised 95.56% and option contracts 4.44% of the total traded value in 2017. While total traded value of Derivatives Market was TL 607 billion in 2016, it reached TL 868 billion in 2017, marking a 42.0% increase.

Market Statistics

The following table shows market activity in the Turkish capital markets for the periods indicated:

Table 43

	2013	2014	2015	2016	2017
Outstanding Securities (in millions of TL)	526,972	567,668	594,691	633,003	718,600
Private	123,965	153,020	154,567	164,359	183,153
Public	403,007	414,648	440,124	468,644	535,447
Traded value on the Borsa Istanbul Markets (in millions of TL)
Stock Market	816,858	870,962	1,025,870	1,013,562	1,468,001
Bonds and Bills Market	6,898,271	7,645,000	10,267,000	9,581,251	4,564,000
Off-exchange bonds & bills transactions	1,153,951	1,048,346	879,110	849,241	802,981
Derivatives Market	416,600	435,721	575,000	580,000	867,761
Stock Market Capitalization (in millions of TL)	503,668	624,369	554,880	614,069	880,241
BIST National 100 Index (on TL basis)	67,801	85,721	71,727	78,139	115,333
Number of Companies Traded	421	422	416	405	399

Sources: Capital Markets Board, Borsa Istanbul, Undersecretariat of Treasury

With the CML, the registration system for capital market instruments to be issued or offered to the public has been replaced with a system of prospectus or issue document approval. Data for securities sold based on approved prospectuses/issue documents for the 2013-2017 period are presented below.

Table 44

Securities Sold (in millions of TL)	Share	Asset Backed Securities	Asset Covered Securities	Corporate Bonds	Lease Certificates	Warrants/ Certificates	Total
2013	6,009	516.6	710.9	78,155	734.7	71.5	86,198
2014	3,347	451.6	361.9	117,680	4,836	68.8	126,745
2015	2,230	—	726.7	110,228	3,656	51.9	116,892
2016	1,683	375	2,038	116,412	3,434	122.3	124,064
2017	4,947	997	6,255	163,660	8,353	425.0	186,243

Source: Capital Markets Board

In 2017, approximately TL 6,130 million (U.S.$1,626 million) has been raised through initial public offerings and capital increases through sales of shares based on approved prospectuses/issue documents.

The corporate bond market began to accelerate after 2010. The total market value of outstanding corporate bonds issued domestically rose from TL 2.8 billion at the end of 2010 to TL 63.5 billion at the end of 2017.

As of December 31, 2017, there are 79 investment firms and one investment bank licensed to trade on stock markets, and 42 banks and 63 investment firms licensed to trade on debt securities markets at Borsa Istanbul. In addition, there are 77 intermediary institutions (banks, investment firms) licensed to trade on VIOP. Also, there are 19 firms licensed to trade on precious metals market.

In August 2009 the Borsa Istanbul Emerging Companies Market Regulation was published and in 2011 shares of small and medium sized enterprises began to trade on the ECM market. Additionally, within the framework of the restructuring of the Borsa Istanbul Stock Market segments, the Collective and Structured Products Market was established as a listed market where the shares of investment companies, real estate investment companies, and venture capital investment companies as well as the participation certificates of exchange traded funds, warrants, and other structured products are traded.

Clearing and Settlement, Central Counterparty

The Istanbul Settlement and Custody Bank Inc. (“Takasbank”), is “the Clearing and Settlement Center” for the Borsa Istanbul, the custodian for pension funds and “the National Numbering Agency of Turkey”. Also, Takasbank is a specialized bank established under the Turkish Banking Law and incorporated as a non-deposit taking investment bank dedicated to securities services in Turkey. Takasbank provides its members with a money market facility and banking services including cash credits, securities, lending and cross-border settlement and custody services via SWIFT and correspondent accounts. Takasbank was authorized as a FOREX Trade Repository Institution by the CMB in 2011.

Takasbank began providing central counterparty services for the Securities Lending Market, the Organized Derivatives Market and the Equity Market of the Borsa Istanbul in September 2013, March 2014 and June 2017, respectively. In 2013, Takasbank was authorized as the Pre-Local Operating Unit authorized to assign Legal Entity Identifier Code with CMB sponsorship by the Financial Stability Board.

CMB has been effectively maintaining the oversight and supervision of Financial Market Infrastructures operating in Turkish capital markets, including Takasbank. After thorough examination of Takasbank’s operations in the context of Committee on Payments and Market Infrastructures (“CPMI”)—International Organization of Securities Commissions (“IOSCO”) Principles on Financial Market Infrastructures (“PFMIs”), Takasbank is found to observe the CPMI-IOSCO PFMIs. The Board of CMB Turkey, at its meeting on March 23, 2016 decided to declare the acceptance of CPMI-IOSCO PFMIs applicable to financial market infrastructures operating in Turkish capital markets and to assume the responsibilities given to itself by the PFMIs for the purposes of protecting the rights of market participants and the stability in the markets and fulfilling its oversight function towards all financial market infrastructures operating in Turkish capital markets.

International Relations

With respect to the integration of the Turkish capital markets with the EU and the alignment of Turkish legislation with the EU acquis, the CMB has been working in close contact with the European Commission and the Delegation of the European Union to Turkey as well as other EU institutions and with the CML and following secondary legislation the alignment of Turkish capital market legislation with the EU acquis has been substantially enhanced.

To this end, the CMB has signed various Memoranda of Understanding (“MoU”) and entered into collaborative arrangements with foreign regulatory and enforcement authorities and continues its efforts to sign MoUs concerning the cooperation and sharing of information with foreign authorities. The CMB, which is one of the first signatories of the IOSCO Multilateral MoU, has signed 4 MoUs with foreign financial regulatory authorities between 2013 and 2017 and ongoing initiatives to sign MoUs concerning cooperation with regulatory and supervisory authorities are in progress. Moreover, the CMB has signed bilateral MoUs with 18 European countries (15 EU members) concerning the cooperation and the exchange of information for the supervision of Alternative Investment Fund Managers during that same time period.

PUBLIC FINANCE

GENERAL

In the course of EU accession negotiations, Turkey has reformed its public financial management in accordance with EU practices and improved budget coverage, formulation, execution, accounting, audit and procurement. The main change was the introduction of the Public Financial Management and Control Law (“PFMC Law”), adopted by the Turkish Parliament in December 2003 (Law No. 5018, as amended in 2005, Law No. 5436). The enactment of the PFMC Law was the defining event that provided for a new legal framework for modern public financial management and accountability, which continues to develop in Turkey today. Since the enactment of the PFMC Law, such key concepts of a modern public financial management system as managerial responsibility models, effective and efficient use of resources, strategic planning, performance-based budgeting, a multi-year budgeting framework, accountability, fiscal transparency, modern internal audit/controls and external audit practices have been put into practice.

The public sector in Turkey includes central government agencies, social security institutions (“SSIs”), local governments (provincial governments, municipalities and villages), financial and non-financial state owned enterprises (“SOEs”) and extra-budgetary funds. The PFMC Law covers central government agencies, social security institutions and local governments which are referred to as the “general government.” All general government agencies prepare their own budgets. The central government consists of three types of agencies: (1) general budget agencies which are government entities, (2) special budget agencies which are public administrations affiliated or related to a ministry which perform a specific public service, to which revenues are allocated, and which are authorized to spend from such revenues, with the establishment and operation principles arranged through special laws and (3) regulatory and supervisory agencies which are established in the form of boards, agencies or supreme boards (agencies which are given a high degree of autonomy) by special laws.

The PFMC Law has been fully implemented and covers public financial management and control at all levels of government. Yet, there are some exceptions for the regulatory and supervisory agencies. The PFMC Law requires in many instances enacting of secondary legislation for its implementation, all of which has been completed.

The budgeting process, accounting system, internal and external audits have each been amended to be in line with the PFMC Law.

Budgeting

The new system has modernized the budgeting process according to international standards. The central budget remains the pivotal point of public finance and is prepared according to a schedule commonly used in OECD countries. There is a rolling multi-year budget framework covering the budget year and the following two years. The annual budget law is accompanied by the appropriation indicators for the following two years. The fiscal year is the calendar year.

As the initial step of the Central Government Budget preparation, a medium-term program is prepared by the Ministry of Development of Turkey (“MoD”) covering macro policies, principles, targets and main economic indicators in the context of development and strategic plans and the requirements of general economic conditions. The medium-term program is then adopted by the Council of Ministers. A medium-term fiscal plan, which is consistent with the medium-term program, is prepared by the Ministry of Finance (“MoF”) and includes total revenue and total expenditure projections, budgetary targets and proposed budget appropriation ceilings for public administrations for the following three years and is endorsed by the High Planning Council. These documents set the framework for the budget discussions and negotiations with relevant ministries (the MoF and the MoD) and spending agencies, before political reconciliation in the Cabinet and the Parliament.

The annual budget process of administrations begins in June, following a general announcement made by the MoF. Budget revenue and expenditure proposals are prepared by the administrations and reviewed by the MoF. The general budget revenue proposal is prepared by the MoF and the revenue proposals of other budgets are prepared by the relevant administrations. The investment proposals of public administrations are evaluated by the MoD. Central Government Budget Draft Law together with supporting information is prepared by the MoF and submitted to the Parliament in mid-October. Following debate, the Annual Budget Law is approved by the Parliament and promulgated by the President in December.

Along with the Government Financial Statistics standards, each spending item within the budget is identified in accordance with the analytical budget classification system, which consists of institutional, functional, financial and economic terms. All budgets and budget reports of the general government entities are compiled according to this codification system.

In addition to the analytical budget classification, a performance budgeting system is in place. Performance budgeting is one of the key pillars of the PFMC Law which requires effective, economic, and efficient utilization of public resources and is based on accountability and fiscal transparency. Within the framework of the performance budgeting system, public administrations prepare their strategic plans and annual performance programs based on government policies. Annual performance programs are used to link the government’s policy documents with the budget. The results from implementation are made public through annual accountability reports.

Each of the SOEs adopts an annual financial program, which is approved by the Council of Ministers. Although separate budgets for the SOEs do not exist in the Central Government Budget, there are sections in the budget of the Treasury for capital transfers to and duty losses of the SOEs.

The preparation and implementation of the budgets of SSIs and local administrations and their other financial transactions are subject to the provisions of the relevant laws without prejudice to the provisions of the PFMC Law. Social security institutions and local administrations prepare their own budgets that are approved by their own boards of directors/councils.

Accounting and Reporting

Public revenues and expenditures are indicated on the accounts of the fiscal year of their accrual.

Establishing a uniform accounting system for general government and supervision of the system are the responsibilities of the MoF’s General Directorate of Public Accounts. The accounting services are responsible for collecting revenue, ordering payments and recording the financial transactions of the line ministries and agencies (Article 61 of the PFMC Law). Accounting services of the public administrations within the scope of the general budget are performed by the accounting offices affiliated with the MoF. Moreover, there are three accounting offices affiliated with the Undersecretariat of the Treasury, namely, Accounting Office for External Payments, Accounting Office for Internal Payments and Accounting Office for State Debts. The MoF produces financial statements of the central government sector on monthly basis and produces financial statements of the general government sector on a quarterly and annual basis. The MoF has also been regularly preparing Government Finance Statistics (“GFS”) statements of the general government sector and submitting them to the IMF since 2008. Additionally, the MoF started to send GFS-based statistical tables to the IMF quarterly since 2015. The MoF also sends these GFS statements to TURKSTAT which is responsible for producing Excessive Deficit Procedure statements and submitting them to Eurostat in accordance with the European System of Accounts 2010. However in 2018, the MoF published the Financial Statistics Regulation according to the IMF’s Government Finance Statistics Manual 2014.

The accounting and reporting standards for general government are set by the Government Accounting Standards Board, which is an interministerial board within the MoF established in 2006, consisting of members from the MoF, the Court of Accounts, the Ministry of Interior, the MoD, the Undersecretariat of Treasury, the Social Security Institution and the Council of Higher Education. Secondary regulations in accounting were renewed according to accounting standards by the MoF in 2015. The Harmonization of International Public Sector Accounting Standards and the General Government Accounting Legislation Project were implemented by the MoF’s General Directorate of Public Accounts with the World Bank in 2017. Thirty National Accounting Standards were published based on the updated International Public Sector Accounting Standards (“IPSAS”) and secondary regulations were renewed according to these standards in 2018. Due to these developments, the rate of compliance with IPSAS rose from 45% to 90% between 2015 and 2018. With the adoption of IPSAS, the MoF has made significant progress in terms of accountability, financial transparency, consistency, and comparability data.

The MoF sets rules for the preparation of the final accounts and supervises the compilation of an administration’s final accounts prepared by the strategy units of each administration within the framework of final account legislation. The draft of the Final Accounts Law is prepared by the MoF and submitted to the Parliament by the Council of Ministers by the end of June of the subsequent fiscal year and a copy is sent to the Turkish Court of Accounts (the “TCA”). The TCA submits a General Conformity Statement to the Parliament no later than 75 days thereafter. The draft of the Final Accounts Law is deliberated by the commissions of Parliament together with the Central Government Budget Law.

Internal Audit

The PFMC Law requires each public administration to assign internal auditors. Internal auditors within the line ministries and agencies are responsible for system, performance, financial, compliance and IT audits. The internal auditors are required to report to the head of the agency. As of the end of 2017, 2,075 internal auditor positions were reserved, 896 of which were appointed.

External Audit

External auditing is regulated by the Public Financial Management and Control (the “PFMC”) Law, no.5018, and the Law on the Turkish Court of Accounts (the “TCA Law”), no.6085. The TCA’s independence is secured. The TCA prepares its own budget and presents it to Parliament directly. It decides on its own audit program. The president of the TCA and the members of the TCA are elected by the Parliament. The tenure of members and auditors continues until the age of 65. The president, members and auditors may not have any other employment other than certain positions expressly designated for them. Members of the Turkish Court of Accounts cannot be dismissed, and without prejudice to the provision of Article 65 of the TCA Law, they cannot be retired before the age of 65, unless they desire so. However, the office of those who have been convicted of an offense which results in dismissal from public service shall be terminated automatically. Those certified by medical report by an official board of health of a fully equipped hospital that they are incapacitated for reasons of health shall be removed from office upon the decision of the General Assembly of Turkish Court of Accounts.

The TCA is responsible for the financial, compliance and performance audits of all general governmental agencies. Article 68 of the PFMC Law and Article 4 of the TCA Law specify that the TCA may audit (1) general government organizations (central government agencies, local governments and Social Security Institutions), (2) public enterprises and their subsidiaries, (3) joint stock companies established by special laws with capital directly or indirectly owned by the public sector and (4) other public administrations (excepting professional organizations having a public status). Article 4 of the TCA Law also provides that the TCA shall audit (1) all types of domestic and foreign borrowing, lending and repayments, utilization of foreign grants received, giving of grants, Treasury guarantees, Treasury receivables, cash management and other related matters, (2) all transfers and utilization of resources, and (3) the utilization of domestic and foreign resources and funds (including EU funds).

The TCA submits The External Audit General Evaluation Report together with the individual audit reports of public administrations attached, The Accountability General Evaluation Report, The Financial Statistics Evaluation Report, The Statement of General Conformity and Annual Audit Reports of State Economic Enterprises to the Parliament. The TCA Law requires that reports of the TCA, except for the cases forbidden to be announced by laws, shall be announced to the public.

CENTRAL GOVERNMENT BUDGET

Despite adverse global and domestic developments, Turkish economy recorded an average growth rate of 6.1% in 2013-2017 period. In the aftermath of 2008 global crises, the downward trend in central government budget deficit continued in the 2013-2017 period and fiscal stability was maintained as the deficit was kept below 2% of GDP.

In 2013, the central government budget revenues and expenditures reached TL 389.7 billion (21.5% of GDP) and TL 408.2 billion (22.6% of GDP), respectively. The budget deficit was TL 18.5 billion, representing 1.0% of GDP and primary surplus was TL 31.4 billion, representing 1.7% of GDP.

With ongoing commitment to fiscal discipline, in 2014, the central government delivered a deficit lower than formerly anticipated in the Budget Law. Budget deficit was TL 23.3 billion in nominal terms and 1.1% as a share of GDP. In fact, it recorded a primary budget surplus of TL 26.5 billion while interest expenditure remained flat. The central government revenues reached TL 425.4 billion and expenditures were TL 448.8 billion.

In 2015, thanks to over-performance of tax revenues, the budget deficit was limited to 1.0% of GDP (TL 23.5 billion) despite the acceleration on investment spending. Primary surplus was TL 29.5 billion while revenues and expenditure reached TL 482.8 and 506.3 billion, representing 20.7% and 21.7% of GDP, respectively, in the same period.

In 2016, the central government budget revenues and expenditures reached TL 554.1 billion (21.2% of GDP) and TL 584.1 billion (22.4% of GDP), respectively. The budget deficit was TL 29.9 billion, representing 1.1% of GDP and primary surplus was TL 20.3 billion, representing 0.8% of GDP.

In 2017, the central government budget revenues and expenditures reached TL 630.3 billion (20.3% of GDP) and TL 677.8 billion (21.8% of GDP), respectively. The budget deficit was TL 47.4 billion, representing 1.5% of GDP and primary surplus was TL 9.3 billion, representing 0.3% of GDP.

The main objectives of the Medium Term Program of 2018-2020, announced in October 2017, are to increase stable and inclusive growth, to decrease the inflation rate, to preserve decreasing tendency of the current account deficit, to increase competitiveness of the economy, to improve the employment level and productivity, and to increase quality of fiscal discipline and strengthen public finance. The Medium Term Program of 2018-2020 targets a deficit of 1.9%, 1.9% and 1.6% for the central government budget for 2018, 2019 and 2020, respectively. The general government budget, which is estimated to run a 2.2% deficit (excluding privatization revenue) in 2018, is projected to gradually decrease to 1.5% deficit by the end of 2020.

Table 45

	2013	2014	2015	2016	2017*
	(in millions of Turkish Liras)
CENTRAL GOVERNMENT BUDGET REVENUES	389,682	425,383	482,780	554,140	630,349
I. GENERAL BUDGET REVENUES	375,564	408,676	464,188	533,203	607,215
Tax Revenues	326,169	352,514	407,818	459,002	536,048
Direct Taxes	100,442	114,422	128,528	150,180	176,846
Indirect Taxes	225,728	238,093	279,291	308,821	359,201

	2013	2014	2015	2016	2017*
	(in millions of Turkish Liras)
Other	49,395	56,161	56,369	74,201	71,167
Non-tax Revenues	38,194	45,332	47,195	60,251	57,331
Grants, Aids and Special Revenues	1,096	1,281	1,241	1,122	2,163
Capital Revenues	10”,105	9,549	7,933	12,828	11,673
II. REVENUES OF SPECIAL BUDGET AGENCIES	11,445	13,524	15,083	17,012	18,932
III-REVENUES OF REG. & SUPERVISORY INSTITUTIONS	2,673	3,183	3,509	3,925	4,202
CENTRAL GOVERNMENT BUDGET EXPENDITURES	408,225	448,752	506,305	584,071	677,722
A) Primary Expenditures	358,239	398,839	453,301	533,825	621,011
Compensation of Employees	96,235	110,370	125,051	148,864	162,139
Social Security Contributions	16,306	18,929	21,045	24,699	27,267
Good and Services Purchases	36,386	40,801	45,563	54,100	63,470
Current Transfers	148,743	162,282	182,671	224,847	270,962
1. Duty Losses	4,305	3,836	4,820	5,832	7,371
2. Treasury Aid	79,008	83,528	87,560	116,763	143,525
3. Transfers to Non-Financial Establishment	1,786	2,552	3,688	2,465	3,401
4. Transfers to Households	3,543	3,782	4,280	5,432	6,251
5. Agricultural Subsidy	8,684	9,148	9,971	11,489	12,722
6. Other Transfers to Households	4,048	2,850	5,730	7,202	10,175
7. Social Transfers	7,293	7,735	9,089	10,814	12,226
8. Foreign Transfers	1,624	1,567	1,929	2,239	2,619
9. Shares from Revenues	39,869	47,284	55,603	62,609	72,673
Capital Expenditures	43,767	48,201	57,199	59,677	70,541
Capital Transfers	7,666	7,707	10,438	8,881	13,341
Lending	9,135	10,550	11,333	12,756	13,291
B) Interest Payments	49,986	49,913	53,004	50,247	56,712
Domestic Interest	38,910	38,818	39,179	36,746	39,310
Foreign Debt Interest	7,397	8,831	10,303	11,333	14,552
Discount and Short Term Transactions	3,680	2,264	3,522	2,168	2,850
CENTRAL GOVERNMENT BUDGET PRIMARY BALANCE	31,443	26,544	29,479	20,315	9,339
CENTRAL GOVERNMENT BUDGET BALANCE	-18,543	-23,370	-23,525	-29,932	-47,373
DEFERRED PAYMENTS	3,310	1,078	4,894	-5,259	-2,092
OTHER DEFERRED PAYMENTS	2,153	2,145	1,611	-180	25
ADVANCES	708	-838	-2,456	-1,676	-4,076
CENTRAL GOVERNMENT BUDGET CASH BALANCE	-12,372	-20,985	-19,476	-37,047	-53,316
CENTRAL GOVERNMENT BUDGET FINANCING	12,372	20,985	19,476	37,047	53,316
BORROWING (NET)	24,477	19,823	22,593	32,972	83,622
FOREIGN BORROWING (NET)	8,012	8,182	-2,883	4,452	16,816
Receipts	16,692	20,752	10,305	19,136	42,471
Payments	-8,680	-12,570	-13,188	-14,684	-25,655

	2013	2014	2015	2016	2017*
	(in millions of Turkish Liras)
DOMESTIC BORROWING (NET)	16,465	11,642	25,476	28,520	66,805
-TL Denominated T-Bills	-3,684	0	0	1025	-50
Receipts	0	0	2,591	3,639	2,482
Payments	-3,684	0	-2,591	-2,615	-2,533
-TL Denominated G-Bonds	20,149	11,642	25,476	27,495	66,856
Receipts	144,528	129,430	90,240	88,428	124,766
Payments	-124,378	-117,788	-64,764	-60,933	-57,910
-FX Denominated G-Bonds	0	0	0	0	0
Receipts	0	0	0	0	0
Payments	0	0	0	0	0
NET LENDING (-)	-997	-1,197	-896	-912	-247
LENDING	63	307	142	32	617
REPAYMENT (-)	1,060	1,505	1,039	943	363
PRIVATIZATION RECEIPTS	0	0	0	0	0
SDIF REVENUE SURPLUS	720	0	0	0	0
CURRENCY/DEPOSIT AND OTHER TRANSACTIONS	-13,822	-36	-4,014	3,163	-30,352

*	Provisional

Sources: Undersecretariat of Treasury and Ministry of Finance

TAXATION

The Government collects taxes on personal and corporate income, real estate, goods and services (including the value added tax), and foreign trade.

Personal Income Tax

Personal income tax is levied on a scheduler basis and includes the following features:

•	Earned income received from a single employer is subject to a progressive withholding tax at marginal rates from 15% to 35%. The withholding tax is final.

•

Wage income from more than one employer is subject to declaration if the sum of all wage incomes (excluding wage income attributable to the first employer) is higher than a TL 26,000 threshold for 2013, a TL 27,000 threshold for 2014, a TL 29,000 threshold for 2015, a TL 30,000 threshold for 2016 and a TL 30,000 threshold for 2017.

•	Capital income is taxed at marginal rates from 15% to 35%. An annual tax return must be filed for unearned income not subject to a final withholding tax.

Taxation of gains derived from the sale and retention of marketable securities and other capital market instruments, and taxation of deposit interests, repo gains and income that is derived from private finance institutions is regulated by Temporary Article 67, which was added to the Income Tax Law through Article 30 of the Law No.5281. These regulations will be applied during the period between January 1, 2006 and December 31, 2020. In particular:

•

Interest income derived from government bonds issued prior to January 1, 2006 is subject to declaration if the total indexed amount of the gain derived from these government bonds is above a threshold level of TL 26,000 for 2013, a threshold level of TL 27,000 for 2014, a TL 29,000 threshold for 2015, the threshold level of TL 30,000 for 2016 and the threshold level of TL 30,000 for 2017. Income derived from Eurobonds is subject to this procedure regardless of the date of issue.

•

Since October 1, 2010, a withholding tax of 10% for non-residents and residents has been applied on gains from the retention and sale of all domestic bonds and Treasury bills issued on or after January 1, 2006.

•

Income from the sale of shares is subject to a withholding tax (0% for both residents and non-residents as of November 14, 2008). This provision of Temporary Article 67 of Income Tax Law does not apply to the shares of fully liable corporations listed on the Borsa İstanbul, held for more than one year.

•

On July 27, 2010 the Assembly approved Law No. 6009 which reduces the withholding tax rate to 0% for corporations and foreign taxpayers that are determined by the Ministry of Treasury and Finance to be similar to investment funds and investment trusts established in accordance with the Capital Markets Code. From October 1, 2010 onwards, the withholding tax rate is 10% for resident and non-resident natural persons.

•

Dividends (except dividends from investment trusts) are currently subject to withholding tax of 15%. 50% of dividends earned in a year will be exempted from income tax. And if the remaining 50% is above a threshold of TL 26,000 for 2013, a threshold of TL 27,000 for 2014, a TL 29,000 threshold for 2015, a threshold level of TL 30,000 for 2016 and a threshold level of TL 30,000 for 2017 the remaining 50% will be included in taxable income and all withholding tax can be credited. Dividends derived from investment funds and trusts are subject to withholding tax (0% for resident and non-resident corporations and foreign taxpayers that are determined by the Minister of Finance to be investment funds and investment trusts established in accordance with the Capital Markets Code, 10% for resident and non- resident natural persons and corporations other than stated above). The provisions of Temporary Article 67 of Income Tax Law do not cover the sale of participating certificates (held for more than one year), of Investment Funds of which at least 51% of such fund’s portfolio is traded on the Istanbul Stock Exchange (Borsa İstanbul).

•	Since January 1, 2013, the withholding tax rate applied on income from bank deposits varies between 10% and 18% according to account type.

Corporate Income Tax

In 2006, a new Corporation Tax Law (Law No. 5520) was enacted and the corporate income tax rate was reduced from 30% to 20%. With Law No.7061, the corporate income tax rate increased to 22% for 2018, 2019 and 2020. Accordingly to the Law No. 7061, the Council of Ministers is authorized to reduce the rate from 22% to 20%.

According to Tax Procedure Law, the duration of the useful life of the asset is taken into account for the calculation of the depreciation rate of assets acquired after December 31, 2003. The duration of the useful life of an asset and the depreciation rates are determined by the Ministry of Treasury and Finance. The Ministry of Treasury and Finance has announced the useful lives and depreciation rates of depreciable assets through communiqués numbered 333, 339, 365, 389, 399, 406, 418, 439 and 458. Taxpayers are free to choose, either the declining balances method or straight-line method of depreciation.

Law No. 5520 also provided that losses can be carried forward for 5 years and that the gains obtained from investments are subject to the reduced corporation tax up to the amount of investment contribution determined by the Council of Ministers. In instances of insufficient gain, a reduced corporate tax is applied for such investment expenditures without time constraints.

Investment Incentive System

The incentive system became effective with a Cabinet Decree dated July 14, 2009 (numbered 2009/15199), as amended by the Cabinet Decree dated June 15, 2012 (numbered 2012/3305). General incentive applications, regional incentive applications, incentives of priority investments, large-scale investment incentives, and strategic investment incentives all fall within the scope of the new incentive system.

The minimum amount of fixed investment for the general incentive system and regional incentive applications are TL1 Million for the first and second regions and TL 500,000 for the third through sixth regions. The minimum amount of fixed investments for large-scale incentive applications and strategic incentive applications must be at least TL 50 Million.

VAT Exemption: In accordance with the measure, value added tax (“VAT”) is not paid for imported and/or domestically provided machinery and equipment within the scope of the investment encouragement certificate.

Customs Duty Exemption: Customs duty is not paid for the machinery and equipment provided from abroad (imported) within the scope of the investment encouragement certificate.

Corporate/Income Tax Reduction: Calculation of income or corporate tax with reduced rates until the total value reaches the amount of contribution to the investment according to the envisioned rate of contribution.

Income Tax Withholding Support: The measure stipulates that the income tax regarding the additional employment generated by the investment within the scope of the investment encouragement certificate will not be subject to withholding. It is provided for regional, priority, large-scale and strategic investment only in Region 6.

Interest Support: A financial support provided for certain investment loans with a duration of at least one year that covers a certain part of payable interest or payable profit share on loans. The measure is applicable for investments to be made in Regions 3, 4, 5 or 6 and for strategic and priority investments.

Land Allocation: It means allocation of land for investments that incentive certificate is issued within the framework of the principles and procedures determined by the Ministry of Treasury and Finance.

VAT Refund: VAT collected on building and construction expenses of investments with a minimum fixed investment amount of TL 500 million will be rebated. The Council of Ministers is authorized to decrease the minimum fixed investment amount by sector or collectively to as low as TL 50 million or to increase it up to TL 1 billion.

Social Security Premium Support for Employer’s Share: A part of Social Security Premium Support for Employer’s Share required to be paid for additional employment, corresponding to minimum wage is met by the Ministry of Economy within the scope of incentive certificate.

Social Security Premium Support for Employee’s Share: A part of Social Security Premium Support for Employee’s Share required to be paid for additional employment, corresponding to minimum wage is met by the Ministry of Economy within the scope of incentive certificate. It is provided for regional, large-scale and strategic investments only in Region 6.

Social security contributions are payable by employees at a rate of 14% and by employers at a rate of 20.5% of gross wages. For employees whose gross earnings are below the base or above ceiling earnings, which are determined at least twice a year, these contribution rates are applied to base or ceiling amounts respectively. According to the Social Security Law amended by Law No. 5198, the base wage for Social Security contributions has been equalized to the minimum wage since July 1, 2004. Social security contributions were paid into funds that were not consolidated under the central government accounts. These funds have been combined under the Social Security Institution by the Social Security Law No. 5502. Within the same income range, there is an additional contribution to the unemployment fund of 1% by the employee and 2% by the employer.

According to Article 28 of Law No.5763, as of January 1, 2008, the amount corresponding to 5 points of an employer’s contributions shall be matched by the Treasury. Taking into account the socio-economic development index, an additional 6 points of employer’s contribution has also been provided in the insured employment workplaces which employ 10 or more insured employees in 52 provinces determined by the Council of Ministers. Article 20 of the same law provides that a percentage of social security employers’ contributions of male employees between ages 18-29 and female employees regardless of age that were recruited within 2 years of January 7, 2008 will be paid by the unemployment insurance fund according to the following scale: 100% for the first year of employment, 80% for the second year, 60% for the third year, 40% for the fourth year and 20% for the fifth year.

Value Added Tax

VAT is a broad based tax on consumer spending and normally has a neutral effect on businesses because the input VAT is deductible from the output VAT. The following transactions performed in Turkey, among others, are subject to VAT:

•	the supply of goods and services in the course of commercial, industrial, agricultural, and professional activities;

•	the importation of all goods and services; and

•	activities described under VAT Law Article 1 as “deliveries and services arising from other activities”.

Exemptions under the VAT Law can either be full or partial exemptions. Full exemptions permit deductions and refund of taxes imposed. While partial exemptions do not allow deduction and/or refund of taxes incurred and, based on the scope of work, provide for the incurrence of taxes as cost or expense.

The following transactions are fully exempt with the right to deduct input VAT:

•	the exportation of goods;

•	the supply of services abroad;

•	the processing of goods for exports;

•	the supply of ships, aircraft, and rail transportation vehicles, and the supply of services related to the manufacture of such vehicles;

•	the supply of services to ships and aircraft at harbors or airports;

•	the supply of international transport services;

•	the supply of goods and services to persons engaged in the exploration for prospecting activities;

•	the supply of machinery and equipment to persons who are normally subject to tax but who have provided an investment document that the machinery and equipment are part of the investment;

•	international roaming contracts according to the reciprocity principle;

•	the supply of goods and services related to the exploration, operation and refining of gold, silver and platinum;

•	goods and services related to national security;

•	goods and construction works related to the construction, renovation and enlargement of railways connected to seaports, seaports and airports;

•	diplomatic exemptions;

•	the supply of gas oil for trucks and tractor trailers which transport export goods; and

•	any kind of equipment and computer programs designated exclusively for education, employment and to improve the daily life of disabled persons.

The following transactions are exempt from VAT without the right to deduct input VAT or refund VAT (Partial Exemptions):

•	Exemptions for cultural and educational purposes;

•	Exemptions for social purposes;

•	Exemptions for military purposes; and

•	Other exemptions listed under VAT Law Article 17.

Currently, the statutory rate of VAT is 10% for each transaction subject to VAT. However, the standard rate of 18% is applied pursuant to the Cabinet Decree No 2007/13033. A reduced rate of 1% is applied to goods and services listed on List (I) annexed to the Cabinet Decree, which includes newspapers and magazines, rental of transportation vehicles, and agricultural products. A reduced rate of 8% is applied to goods and services listed on List (II) annexed to the Cabinet Decree, which includes food products, cashier machines, cinema and theatre tickets, and books. Goods and services that do not fall onto either List (I) or List (II) are subject to the standard rate.

Developments in Tax Policy

Excise Tax

With a view toward simplifying and harmonizing the indirect tax system with the EU, a unified Excise Tax was enacted in June 2002 to consolidate a range of selective taxes on energy products, vehicles, alcohol and tobacco products, and a range of luxury consumer goods into a single tax charged on importation and domestic production of selected goods.

The Excise Tax is an important tax which comprised approximately 26.2% of total tax revenues (excluding social security contributions) in 2013, 25.8% in 2014, 26.0% in 2015, 26.2% in 2016 and 25.8% in 2017.

The Excise Tax tariff is composed of four lists:

•	List I includes petroleum products, natural gas, lubricating oil, solvents and derivatives of solvents;

•	List II includes registered and non-registered motor vehicles;

•	List III covers alcoholic beverages and tobacco products and cola; and

•	List IV covers a range of consumer durables and luxury goods.

The taxpayers for List I, III and IV are producers or importers and sellers through public auction. The taxpayers for vehicles under List II which are subject to entry and registration are the persons who carry out the trade, import to use or sale by auction and the taxpayers for vehicles under List II not subject to entry and registration are their importers, manufacturers and sellers by auction before excise duty is applied.

Investment Tax Allowance System

Taxpayers can deduct, regardless of any time limitation, the amount of investment allowance exemption. However, the deductible amount may not exceed 25% of the related annual gain amount. On February 9, 2012, the Constitutional Court annulled that restriction on the deductible investment allowance, so corporate taxpayers could deduct the entire amount of investment allowance (including earnings in 2011).

Minimum Living Allowance

The annual gross amount of minimum wage which is received from the beginning of the calendar year in which the wage is earned is multiplied by 50% for the taxpayer him or herself, 10% for a spouse who neither works nor has an income, 7.5% for the each of the first two children, 10% for the third child, and 5% for any other children. This final number is multiplied with the rate (15%) applied to the first income bracket of the Personal Income Tax Schedule stated in Article 103 so that the minimum living allowance amount is calculated. One-twelfth of this amount is deducted from the income tax amount calculated for monthly wage income. The minimum living relief is applied to employees in the industry sector. On December 31, 2013, the Minimum Wage Commission Decision eliminated the concept of a different minimum wage based on age. Thus, one minimum wage was introduced.

According to Article 32 of Income Tax law, net monthly minimum wage amount for a single employee cannot be lower than the amount declared at the beginning of the year. If the amount decreases below the declared net minimum wage at the beginning of the year due to the progressive tax rates, the difference will be compensated through an increase in minimum living allowance amount. Individuals whose wages are not taxed in the lump sum method may benefit from the minimum living allowance.

VAT

Article 26 of the Law No. 6552 amended Article 17/4-g of Law No. 6552 on September 11, 2014, so that importation of precious stones (diamond, brilliant, ruby, emerald, topaz, sapphire, chrysotile, pearl) for trading within exchanges situated in Turkey pursuant to the Capital Market Law No. 6362 and certain related activities are exempted from VAT.

With the temporary Article 34 added to the Law No. 3065 on April 7, 2015, supplies of goods and services to those that modernize and construct transit petroleum pipe line projects which are exempt from VAT within the context of international convention provisions are included in the exemption.

Article 13/1 was added to the Law No. 3065 on February 10, 2016. This article provides that supplies of fertilizers registered by the Ministry of Food, Agriculture and Livestock, supplies of raw materials used in these products to fertilizer producers, supplies of oil cake and feeds (except for cat-dog food) are exempted from VAT.

Temporary Article 20 (paragraph 1) of the Law No. 3065 was amended on February 26, 2016, so that supplies of services in the form of system management, data management, business applications, sectoral, internet, mobile and military command control application software produced by entrepreneurs operating in technology development zone and specialty technology development zone are exempted from VAT.

Law No. 6728 (dated August 9, 2016) exempts interest income derived from purchasing bonds from VAT. With the same Law, participation banks, development and investment banks engaging in sale-lease back transactions are exempted from VAT.

Effective August 9, 2016, Article 44 of Law No. 6728 has been amended so that the VAT amounts paid when importing goods or and taxes on disguised profit distributions through transfer pricing are no longer considered a nondeductible VAT.

On November 24, 2016, Article 17/4-ı of the Law No. 3065 was amended so that transportation of goods to and from free zones with exportation purposes is also exempt from VAT.

According to Article 9 of Law No.6741 on the establishment and management of the Turkish Wealth Fund, as of August 26, 2016, transfer of assets and rights to the Turkish Wealth Fund and sub-funds related to the Turkish Wealth Fund, and supply and services made through the management of these assets and rights by the Turkish Wealth Fund Management Joint Stock Company are exempted from VAT.

With the amendment to Article 13 of Value Added Tax Law (via Law No. 6824), in order to increase inflow of foreign currency and encourage construction sector, first sale of workplace and housing to non-residents has been exempted from VAT, provided that sale value is paid in foreign currency.

With the amendment to Article 9 of Value Added Tax Law (via Law No. 7061), electronic services supplied by non-residents to real person in Turkey who are not VAT taxpayer will be declared and paid by non-residents.

With the amendment to Article 17 of Value Added Tax Law (via Law No. 7061), the roaming services charge has been exempted from VAT. This charge has already been exempted from special communication tax in accordance with Article 39 of Expenditure Taxes Law.

With the amendment made in the article 17 of Value Added Tax Law by law no 7061, in order to reduce tax burden on industrial investment arising from VAT, VAT incurred due to construction works in 2017 will be refunded in 2018.

Income Tax

(1) Personal Income Tax

With the amendment of Article 75 of the Personal Income Tax Law by Article 80 of Law No. 6111, effective February 2, 2011, the income derived from leasing certificates issued by leasing companies will be considered capital gains. Therefore, income derived from leasing certificates issued abroad will be considered within the scope of withholding according to article 94 of the Personal Income Tax Law. Provisions of Temporary article 67 of the Personal Income Tax Law will be applicable to income derived from leasing certificates issued in Turkey as for the taxation of sales and incomes derived from holding period of securities and other capital market instruments.

With the new article added to the Personal Income Tax Law by Law No. 6322, effective June 15, 2012, for investments in certain provinces determined by the Council of Ministers, during the period of the effective date of this article and December 31, 2023, for the incentive certificates to be issued by the Ministry of Economy and income tax calculated for the portion of actively recruited employees’ wages corresponding to minimum wage tax will not be paid for ten years starting from the date when such investment partially or wholly begins to operate.

With the new provisional article added to the Personal Income Tax Law by Law No. 6327, effective June 13, 2012, until December 31, 2017, natural persons who are investors (provided that hold participation shares of joint-stock companies for at least two years) will be able to deduct from their income tax base up to 75% of the capital they invest.

Effective June 13, 2012, the above mentioned deduction rate has been set at 100% for natural persons who hold participations in corporations whose projects have been supported within the last five years within the scope of programs determined by Ministry of Science, Industry and Technology, Scientific and Technological Research Council of Turkey, Small and Medium Enterprises Development Organization.

Since September 22, 2017, gold-based government domestic debt securities issued by Ministry of Treasury and Finance are subject to withholding of 0%.

(2) Corporate Income Tax

According to Law No. 6728, as of July 15, 2016, provided that the relevant assets are acquired back at the end of the contract period with the aim of lease back under the Law No. 6361 on Financial Leasing, Factoring and Financing Companies, the profits arising from the sale of assets from source institutions (originators) to leasing companies, participation banks, development and investment banks to the transferor institution are exempted from corporation tax. Also, profits arising from the transfer of such assets from leasing companies, participation banks, development and investment banks to the transferor institution are exempted from corporation tax. The profits arising from the sale of assets and rights by source institutions (originators) to asset leasing companies with the aim of issuing lease certificates, provided that those assets will be reacquired, and profits from the resale of such assets by asset leasing companies to the transferor institution are exempted from corporation tax.

Effective June 15, 2012, with the amendment of Article 15 of the Corporate Tax Law, income derived from leasing certificates issued by asset leasing companies and their compulsory payment by the intermediary company will be considered within the scope of withholding.

According to amendment of Article 32/A of the Corporate Income Tax Law by Law No. 6322, effective June 15, 2012, the Council of Ministers is authorized, as a deduction from the investment contribution amount, to apply the reduced corporate income tax rate to an investor’s revenue from other activities within the investment period and to reduce the 50% deduction rate to 0% for every city group and increase this rate to 80% provided that such deduction will not exceed 50% of the total investment contribution amount and the amount of realized investment expense.

Effective June 15, 2012, declaration is not required for gains from foreign funds, if portfolio management companies that have a portfolio management license issued by the Capital Markets Boards are not such funds’ permanent representative, permanent establishment or legal head office, if certain conditions are met.

With clause (i) added to Article 10 of Corporate Income Tax Law (Law no: 5520) in 2015, equity companies (except those operating in the banking, finance or insurance sectors and state controlled entities) can deduct 50% of the amount calculated for the fiscal year using the weighted average interest rate last announced by Central Bank over their cash capital increase. Also newly established equity companies are allowed to deduct 50% of the amount calculated for the fiscal year using the weighted average interest rate last announced by Central Bank over the cash part of their paid capital.

With Law No. 6770, in the case of mergers of SME’s with an industrial registry certificate and operating in the manufacturing sector, the Council of Ministers is authorized to apply the corporate tax rate with up to a 75% reduction for three years.

With Law No. 7061, 50% of the earnings obtained from the sale of immovable properties and 75% of the earnings obtained from the sale of founders’ shares, redeemed shares and preferential rights which are held in the assets of the corporations for at least two full years have been exempted from corporate tax. The scope of the exemption which covered the earnings obtained from the transfer of immovables and stocks to banks (due to credit default) has been expanded to cover leasing and financing companies. 50% of the earnings from the sale of immovables acquired due to insolvency, and 75% of the earnings from the sale of other assets have been exempted from corporation tax. Law No. 7061 has enabled leasing and financing companies to deduct loan loss from corporate tax base like banks. The contribution rates, for investment expenditures under the investment incentive certificate for manufacturing industry, have been increased to 70%, 80% and 100%, respectively, and the contribution rate has been increased to 100%.

(3) New Incentive System in Corporate Income Tax Law

According to Article 32/A annexed to Corporate Income Tax Law No. 5520 pursuant to Law No. 5838, effective June 15, 2012, earnings which are stipulated in the Corporate Income Tax Law and are derived from investments made under the coverage of an incentive certificate issued by the Ministry of Economy shall be subject to reduced corporate income tax rates until such earnings reach the investment contribution rate beginning from the accounting period in which the investment begins to operate fully or partially, except for institutions operating in finance and insurance sectors, business partnerships, contracting businesses as well as the investments made under the Law No. 4283 and the Law No. 3996 and the investments made upon copyrights. Law No. 6322 provides for a reduced corporate tax rate for investments in the incentive system.

Reduced income or corporate tax rates will be imposed on the investor’s income under the incentive scheme according to certain characteristics of the investment until the amount calculated based on government’s contribution rate, determined by the same scheme and corresponding to a certain percentage of the fixed investment amount, is reached. The contribution rate to investment refers to the rate of the fixed investment subject to tax deduction, whereas tax deduction refers to the rate of income or corporate tax to be reduced until the contribution rate is reached.

Other Taxes

Effective June 15, 2012, a new article added to the Tax Procedural Law by Law No. 6322, permits venture capital funds founded in Turkey under the supervision of the Capital Markets Board to set aside from relevant corporate earnings up to the lesser of 10% of declared income or 20% of shareholder’s equity, for the purpose of adding capital to venture capital trusts and funds or purchasing shares from these funds and trusts.

With the Law Amending Some of the Laws for Improving Investment Environment (No. 6728) the Article related to exemption in lease certificates was amended establishing a new regulation that entered into force on August 9, 2016 requiring that papers issued in accordance with the different lease certificate types determined by Capital Markets Board, lease certificate payments and all kinds of papers issued in accordance with their securities are exempted from stamp tax and, the scope of fees exemption was extended taking into account the amendments made in lease certificate issue in the capital markets regulations.

With the amendment made by Law no. 6728 dated July 15, 2016, usage of credits, insurance and lease certificates papers and certain related contracts have been exempted from stamp duty taxes. With the same amendment, share transfers of joint stock, limited partnerships and limited liability companies and any assets and rights that constitute the basis for the export of lease certificates and any guarantees, mortgages and similar transactions have been exempted from stamp duty taxes.

With the amendment made by Law No. 7061, the papers issued by Special Purpose Vehicles established for providing funding through an issuance of securities abroad to finance projects of public-private partnership have been exempt from stamp duty. The Council of Ministers has been authorized to differentiate the duty amounts of certain types of paper. Law No. 7061 also exempts the transactions of the Special Purpose Vehicles established for providing funding through an issuance of securities abroad to finance public private partnership projects from fees (excluding judicial fees). Law No. 7061 abolishes the fees related to method determination agreement for transfer pricing. Law No. 7061 increases the Inheritance and Gift Tax rate applied to prizes from contests and draws from 10% to 20%.

Tax Revenues

The following table sets forth tax revenues for the years indicated:

Table 46

(in millions of TL)	2013	2014	2015	2016	2017
Total Tax Revenues	326,169	352,514	407,818	459,002	536,048
Personal Income Tax	63,761	73,902	85,756	96,605	112,399
Corporate Income Tax	28,988	32,305	33,388	42,970	52,905
Motor Vehicle Tax	7,353	7,787	8,949	9,986	10,825
Domestic Value Added Tax (VAT)	37,995	38,121	46,424	53,987	55,583
Excise Tax	85,462	91,095	105,923	120,402	138,328
Petroleum Consumption Tax (Within Excise Tax)	45,158	45,628	50,830	56,296	63,603
Banking and Insurance Transaction Tax	6,160	7,487	9,172	11,068	13,269

Stamp Duty	9,416	10,325	12,045	13,419	15,594
Fees	12,948	14,511	16,985	17,822	19,213
Special Communication Tax	4,545	4,640	4,732	4,976	3,817
VAT on Imports	62,727	64,411	74,646	76,836	99,638
Other Tax Revenues	6,814	7,931	9,800	10,932	14,476

Source: Ministry of Treasury and Finance General Directorate of Revenue Policies

The following table sets forth the components of tax revenues as a percentage of GDP for the years indicated:

Table 47

(% of GDP)	2013	2014	2015	2016	2017
Total Tax Revenues	18.02	17.24	17.44	17.60	17.26
Personal Income Tax	3.52	3.61	3.67	3.70	3.62
Corporate Income Tax	1.60	1.58	1.43	1.65	1.70
Motor Vehicle Tax	0.41	0.38	0.38	0.38	0.35
Domestic Value Added Tax (VAT)	2.10	1.86	1.99	2.07	1.79
Excise Tax	4.72	4.46	4.53	4.62	4.46
Petroleum Consumption Tax (Within Excise Tax)	2.50	2.23	2.17	2.16	2.05
Banking and Insurance Transaction Tax	0.34	0.37	0.39	0.42	0.43
Stamp Duty	0.52	0.51	0.52	0.51	0.50
Fees	0.72	0.71	0.73	0.68	0.62
Special Communication Tax	0.25	0.23	0.20	0.19	0.12
VAT on Imports	3.47	3.15	3.19	2.95	3.21
Other Tax Revenues	0.38	0.39	0.42	0.42	0.47

Source: Ministry of Treasury and Finance General Directorate of Revenue Policies

STATE OWNED ENTERPRISES

State owned enterprises (“SOEs”) (companies that are subject to Decree Law 233, 100% of shares of which are owned by the Treasury) continue to play an important role in the Turkish economy. As of December 31, 2017 there are 23 SOEs in the Treasury’s portfolio (including four affiliates of Turkish State Railways (“TCDD”)). Besides the Treasury’s portfolio, there are public undertakings in the Privatization Administration’s portfolio. There are also wholly or majority state owned banks, such as: T.C. Ziraat Bank, T. Halk Bank, Kalkinma Bank and Eximbank. A publicly owned satellite company, TÜRKSAT A.S., and a postal company, PTT A.S., together with the above-named banks have their own legislation. In addition, there are various publicly majority-owned companies, which are the subsidiaries of government agencies, municipalities and foundations controlled by the government.

The Turkish Wealth Fund is a sovereign and publicly-owned wealth fund founded in August 2016. In 2017, ownership of Ziraat Bankası, TÜRKSAT, BOTAŞ, PTT, TPAO, Eti Maden, Çaykur, and Treasury stakes of Turkish Airlines (49.12%), Türk Telekom (6.68%), Borsa İstanbul (73.6%), TDİ (49.0%) and Halkbank (51.11%) was transferred to the Turkish Wealth Fund.

Major non-financial companies in the Treasury’s and Privatization Administration’s portfolios are Mechanical and Chemical Industry Corporation, Turkish Grain Board, Electricity Generation Corporation, Turkish Electricity Trading and Contracting Company, Turkish Electricity Transmission Company, Petroleum Pipeline Corporation, Turkish State Railways, Turkish Coal Enterprise, Turkish Hard Coal Company, ETI Mine Works, Turkish Petroleum Corporation, CAYKUR Tea Company and Turkish Sugar Factories Inc.. Supervision, regulation and audit of the aforementioned companies is carried out by several government agencies; including, the Undersecretariat of Treasury, the Ministry of Development, the Prime Ministry, the Turkish Court of Accounts, Line Ministries and the Privatization Administration.

In addition, as of January 1, 2015, SOEs became subject to independent external audit based on the International Standards on Auditing, meaning that SOEs must also report their financial statements according to International Financial Reporting Standards. Furthermore, SOEs are required to establish internal control systems in order to enhance their corporate governance and control mechanisms in line with the international corporate governance principles.

State-owned banks Ziraat Bank and Halk Bank are public joint-stock companies, subject to banking and commercial laws only. Ziraat Bank and Halk Bank are among the largest commercial banks, holding 25.5% of total savings deposits in Turkey as of December 31, 2017.

In addition to receiving funding directly from the Government budget in the form of capital injection, SOEs are also allowed to borrow from domestic commercial banks and foreign banks.

The borrowing requirements of SOEs in the Treasury’s portfolio and of non-financial companies in the Privatization Administration’s portfolio increased from approximately TL 8.3 billion in 2016 to TL 12.7 billion in 2017. This increase in borrowing requirement means that the SOE system does not need to be financed.

The following table summarizes information related to the financing requirements of the above-mentioned SOE System for the years indicated:

Table 48

Financing Requirements of SOE System (Thousand TL)	2013	2014	2015	2016	2017*
Total financing requirement	-5,818,873	-9,630,891	-13,773,158	-16,588,422	-18,691,673
Increase (reduction) from internally generated funds	-336,334	-5,436,173	4,138,583	14,849,704	8,939,165
Net financing requirement from outside sources	-6,155,207	-15,067,065	-9,634,575	-1,768,718	-9,752,508
Transfers from consolidated budget	10,681,111	14,890,689	10,939,051	10,272,086	11,816,171
Borrowing requirement	4,525,904	-176,375	1,304,476	8,503,368	2,063,663
Deferred payments	-16,981,972	-16,632,851	-6,581,408	2,727,052	-691,915
Advance payments	8,822,183	5,788,049	-4,535,525	-9,397,958	-9,330,828
Cash financing requirement	-3,633,885	-11,021,178	-9,812,457	1,832,462	-7,959,080
Change in cash	363,267	9,285,222	4,064,307	-5,618,089	3,533,716
Securities and deposits	61,874	-6,627	-287,959	-256,061	3,377
Domestic bank borrowing, net	320,265	2,128,555	4,467,615	3,462,642	1,981,855
Foreign borrowing, net	2,888,480	-385,972	1,568,493	579,046	2,440,132
Government bonds	0	0	0	0	0

*	Provisional

Source: Treasury

In 2017, the SOE System reported a profit of TL 7.5 billion.

SOE System investments accounted for 10.3% of total public sector fixed investments in 2013, 11.2% in 2014, 13.2% in 2015, 12.5% in 2016 and 11.2% in 2017.

Budgetary transfers to the SOE System accounted for approximately 2.6%, 3.3%, 2.2%, 1.8% and 1.9% of central management budget expenditures in 2013, 2014, 2015, 2016 and 2017, respectively.

The following table summarizes the profits and losses of SOE System for the years indicated:

Table 49

Profits and Losses of SOE System (Thousands of TL)	2013	2014	2015	2016	2017*
Total Revenues	118,653,579	126,720,044	124,404,885	112,470,188	126,145,296
Total Expenditures	115,261,669	128,646,137	121,653,689	94,998,047	118,688,180
Profit (loss)	3,391,910	-1,926,093	2,751,196	17,472,141	7,457,116

*	Provisional

Source: Treasury

Electricity Sector

The restructuring process for electricity markets in Turkey has been in progress since early 2000s. Significant steps were taken towards a fundamental restructuring of SOEs in the electricity sector after the Electricity Market Law (Law No. 4628), came into effect in March 2001. The ultimate goal is to develop a transparent, competitive and liberalized electricity market, to achieve stability of supply, and to ensure environmentally friendly electricity at a low cost and of good quality.

Turkish Electricity Generation and Transmission Company was divided into three separate entities as Electricity Generation Company (“EUAS”), Turkish Electricity Transmission Company (“TEIAS”) and Turkish Electricity Trading And Contracting Company (“TETAS”) in 2001. These companies are responsible for the generation of electricity at power plants, transmission of electricity and trading of electricity, respectively.

With the completion of restructuring process, the distribution regions were divided into 21 regions. Distribution of the electricity to the final consumer is being carried out by these 21 distribution companies, all of which were privatized as of 2013.

While the Government keeps the ownership of TEIAS, it regulates the sector through the Energy Market Regulatory Authority. Standard regulatory functions include licensing, tariff setting, market monitoring, and dispute settlement. TEIAS operates high voltage transmission systems in Turkey and has a monopoly in this sector.

As of 2017, EUAS has 8 thermal and 56 hydroelectric power plants and it has an installed capacity of 20,032 MW in total (7,012 MW of which is from thermal power plants and 13,020 MW of which is from hydroelectric power plants). While Turkey has an 85,360 MW installed capacity, the share of EUAS of the installed capacity is 23.5% in the sector.

TETAS is primarily responsible for purchasing electricity from privately owned Build-Operate, Build-Operate-Transfer and Transfer of Operating Rights power plants and EUAS hydro power plants, selling the purchased electricity to electricity distribution companies and assigned supplier companies (incumbent retailers), and exporting and importing electricity.

The New Electricity Market Law (“EML”) was enacted in March 2013. Former Electricity Market Law No. 4628 was partially amended by the new law and its title was changed to “Law on the Organization and Duties of the Energy Market Regulatory Authority.”

The EML includes some important changes, such as amendments to license types, framing provisions for each type of market activity, specific provisions for certain license types (i.e., generation, distribution) and a preliminary licensing mechanism. It also establishes a new company, the Energy Market Operation Joint Stock Company (“EPIAS”) which is an independent private company authorized for the energy market operations. With the completion of registration procedures, EPIAS was officially founded on March 18, 2015 and began operating on September 18, 2015. EPIAS has also taken over the Market Financial Settlement Center’s functions, including carrying out the day-ahead and intra-day market activities which started on July 1, 2015. Instruments of the electricity derivative market, which is operating under Borsa Istanbul, depend on spot electricity prices that are derived from EPIAS market operations.

Within the scope of the privatization program in the electricity sector, as of 2013, all of the distribution companies have been privatized. As for the electricity generation companies, the privatization process for Yenikoy, Yatagan, Kemerkoy, Catalagzi Thermal Power Plants and Kayakoy, Esendal, Isiklar, Dere and Ivriz hydro power plants, which have a total 1,986 MW installed capacity, was completed in 2014. The privatization process for Orhaneli, Tunçbilek, Soma Thermal Power Plants, which have a total 1,565 MW installed capacity, was completed in June 2015. The privatization process of Hopa power plant was completed in 2016. In 2017, ten hydroelectric power plants with a total installed capacity of 324 MW were privatized.

Gas Sector

The sector is dominated by the government-owned Petroleum Pipeline Corporation (“BOTAS”), which is one of the most prominent SOEs in the energy sector and owns pipeline infrastructure for oil and gas transmission, LNG terminals, and gas distribution facilities.

The first Floating Storage and Regasification Unit (“FSRU”) of Turkey in Aliağa/İzmir was commissioned on December 23, 2016, with the aim to achieve supply security and diversification of gas sources. Investments for the connection of FSRU to the natural gas transmission system in İskenderun and Saros Gulfs are being carried out by BOTAS.

To ensure supply security, Silivri Natural Gas Storage Facility, with storage capacity of 2.84 billion Sm3, was taken over by BOTAS as of September 1, 2016. The first phase of Salt Lake Storage Project has a storage capacity of 1 billion Sm3 and started the first gas filling process in February 2017.

The TANAP Project brings natural gas produced from Azerbaijan’s Shah Deniz-2 gas field and other areas of the Caspian Sea, not only to Turkey, but also to Europe. The TANAP Project, along with the South Caucasus Pipeline and the Trans-Adriatic Pipeline, forms the elements of the Southern Gas Corridor. The Southern Gas Corridor Closed Joint Stock Company (58%), BOTAS (30%) and

British Petroleum (12%) are the three partners in the project. The Gas Transportation Agreement, Funding Agreement, Share Purchase Agreement and Accession Agreement, agreements supporting the TANAP Project, were signed between BOTAŞ and SOCAR on May 30, 2014 in İstanbul. The Shareholders’ Agreement and its annex Term Loan Facility Agreement were signed on March 13, 2015 in Ankara. The Groundbreaking Ceremony of the TANAP Project occurred on March 17, 2015.

Mining Sector

Eti Mine Works (“Eti Maden”), with U.S.$854 million export revenue in 2017, is an important SOE in the mining sector. The company’s operations include mining, processing and marketing of Turkey’s boron resources. Presently, Eti Maden has 73.4% of the world boron reserves, and meets approximately 57.0% of the world boron demand, according to the Eti Maden Boron Sector Report dated May 2018.

Turkish Coal Enterprise (“TKI”) holds 12.0% (decreased from 21.4% because of mining license transfers from some TKI coal sites to EUAŞ in 2016) of the Turkish lignite reserves (as of the end of 2017) and sells its products mainly to thermal power plants. Lignite is used for heating and various industrial sectors are the other customers of TKI. Also, TKI distributes lignite to low-income families and receives duty-loss payments from the Treasury for this distribution.

As of the end of December 2017, EUAS, the General Directorate of Mineral Research and Exploration and the private sector own 88.0% of Turkey’s 17.27 billion tons of lignite reserves.

Turkish Hard Coal Company (“TTK”) is an SOE that produces hard coal in the Zonguldak basin of Turkey. The company primarily sells its product to the energy sector. The iron and steel industry is the second largest consumer for hard coal. TTK has been receiving capital transfers from the Treasury, and receives duty-loss payments for coal distribution to low-income families.

Petroleum Sector

The Turkish Petroleum Law No. 6491, which aims to provide more competitive, transparent, reliable and stable conditions for domestic and foreign investors for upstream activities, entered into force in June 2013.

Turkish Petroleum Corporation (“TPAO”), formerly an integrated company engaged in all the activity fields of the oil industry including exploration, production, refinery, marketing and transportation, is currently only involved in the exploration, drilling and production sector in the domestic market. TPAO is responsible for approximately 68% of Turkey’s crude oil production and 75% of Turkey’s natural gas production.

On May 26, 2014, TPAO reached an agreement to acquire the French energy firm TOTAL’s 10% stake in Azerbaijan’s Shah Deniz gas project and Southern Caucasian Pipeline. The deal increased TPAO’s stake in the project to 19% from 9%, making TPAO the second largest partner in the multinational consortium.

TPAO purchased its first drill ship, Deepsea Metro 2, from Norway in 2017 to prospect oil in the Eastern Mediterranean and the Black Sea.

Agriculture Sector

In Turkey, the Turkish Grain Board (“TMO”), the Tea Enterprise (“CAYKUR”), the Meat and Milk Board (“ESK”) and General Directorate of Agricultural Enterprises (“TİGEM”) operate as profit-oriented SOEs in the agricultural sector. They are associated with the Ministry of Food, Agriculture and Livestock. TMO is a company which regulates the grain market when required. As of the end of 2017, TMO had nearly 4.4 million tons of storage capacity. ESK operates mainly in the meat sector by processing and selling red meat and its products. Since 2016, ESK has performed regulating activities in the milk sector by buying milk and selling milk powder. CAYKUR produces and sells tea and aims to improve the tea agriculture and the quality of tea trees. As of the end of 2017, CAYKUR operated 46 factories and had a nearly 50% market share in tea sales. TİGEM’s main mission is to produce seed, breeding livestock and raw materials for agriculture and the agriculture-based industry and to protect gene resources.

Railways

Law No. 6461 concerning the “Liberalization of the Turkish Railway Transport”, which became effective on May 1, 2013, ensures that railway infrastructure and freight transportation can be operated both by public and private companies and railway infrastructure and train/transportation operations will be separated. The law required that Turkish State Railways (“TCDD”) become an infrastructure operator and required that TCDD Transport Company be established as a subsidiary of TCDD in order to be responsible for train/transportation operations. TCDD Transport Company began operating on January 1, 2017. TCDD Transport Company collaborated with the first private railway train operator, OMSAN Logistics and leased electric locomotives and wagons to the company in October 2017.

Beginning in December 2017, OMSAN Logistics carries 2 million tons of iron a year from Sivas to Hatay, which amounts to 8.0% of Turkey’s annual railway traffic. Additionally, TCDD Transport Company leased five diesel locomotives to Körfez Ulaştirma A.Ş. which is a TÜPRAŞ’s affiliate company. Beginning in December 2017, TÜPRAŞ carries 2.5 million tons of oil a year, which amounts to 10.0% of Turkey’s annual railway traffic.

High-speed train operations started between Konya and Eskisehir (covering 360 km) in 2013. Ankara-Istanbul high-speed train (covering 533 km) operations began on July 25, 2014.

As of the end of 2017, TCDD owned 12,608 km of track, 1,213 km of which is a high-speed train track and TCDD Transport Company owned 668 locomotives, 115 EMUs, 87 DMUs, 19 high-speed train sets, 859 passenger cars, and 15,979 wagons, according to the 2017 Sector Reports.

PRIVATIZATION IMPLEMENTATIONS

Turkey aims to further enhance its functioning market economy through ensuring openness and competitiveness, upgrading productivity, strengthening the investment climate to attract more Foreign Direct Investment, encouraging private initiative/entrepreneurial skills and, as a result, promoting employment.

As a result, in recent years, unprecedented privatization continues and a noticeable increase in foreign investor interest has occurred. Overall privatization proceeds realized by the Turkish Privatization Administration (the “Privatization Administration”) have reached U.S.$68.9 billion (on a commitment basis) as of December 31, 2017, of which U.S.$50.0 billion in revenue has been generated from the privatization of blue chip companies, including: Türk Telekom, Tüpraş, Erdemir, Halkbank, Petkim, sea ports and other power generation and distribution companies.

Cash transfers to the Treasury from the Privatization Administration (including transfers from privatized companies) were U.S.$4.5 billion, U.S.$3.5 billion, U.S.$2.3 billion, U.S.$3.7 billion and U.S.$2.6 billion for the years 2013, 2014, 2015, 2016 and 2017, respectively. The total amount realized from January1, 1986 through December 31, 2017 is U.S.$48.5 billion.

From the period January 1, 2013 through December 31, 2017, the privatization implementations of Turkey have resulted in net proceeds of U.S.$22.8 billion (privatization implementations completed by the Privatization Administration).

The following is a summary of the most significant privatization implementations completed between January 1, 2013 and December 31, 2017:

Table 50

Name of the Company	Field of Operation	Date of Privatization	Amount (USD million)
Başkent Doğalgaz Distribution	Natural Gas Distribution of Ankara	5/31/2013	1,162.0
Hamitabat Natural Gas Fired Power Generation Plant	Power Generation	8/01/2013	105.0
Akdeniz Electricity Distribution (Concession)	Electricity Distribution	5/28/2013	546.0
Boğaziçi Electricity Distribution (Concession)	Electricity Distribution	5/28/2013	1,960.0
Gediz Electricity Distribution (Concession)	Electricity Distribution	5/29/2013	1,231.0
Seyitömer Coal Fired Power Generation	Power Generation	6/17/2013	2,248.0
Aras Electricity Distribution (Concession)	Electricity Distribution	6/28/2013	128.5
Dicle Electricity Distribution (Concession)	Electricity Distribution	6/28/2013	387.0
Vangölü Electricity Distribution (Concession)	Electricity Distribution	7/26/2013	118
Istanbul Anatolian Side Electricity Distribution (Concession)	Electricity Distribution	7/31/2013	1,227.0

Name of the Company	Field of Operation	Date of Privatization	Amount (USD million)
Kangal Coal Fired Power Generation.	Power Generation	8/14/2013	985.0
Toroslar Electricity Distribution (Concession)	Electricity Distribution	9/30/2013	1,725.0
Various River Run Power Generation during 2013	River Run Power Generation	year round 2013	195.0
Various Real Estate of the Government during 2013	Real Estate	year round 2013	407.0
Istanbul Salipazari Cruise Port	Port Operation	2/14/2014	702.0
Yatağan Coal Fired Power Generation.	Power Generation	12/01/2014	1,091.0
Çatalağzı Coal Fired Power Generation	Power Generation	12/22/2014	350.0
Kemerköy Yeniköy Coal Fired Power Generation and Kemerköy Sea Port	Power Generation & Port Operation	12/23/2014	2,671.0
Various Real Estate of the Government during 2014	Real Estate	year round 2014	1,512.7
Soma B Coal Fired Power Generation	Power Generation	6/22/2015	685.5
Orhaneli Tunçbilek Coal Fired Power Generation	Power Generation	6/22/2015	521.0
Derince Port	Port Operation	2/25/2015	543.0
Various Real Estate of the Government during 2015	Real Estate	year round 2015	242.0
Manavgat HEPP Power Generation	Power Generation	4/04/2016	131.2
Doğankent, Kürtün and Torul HEPP Power Generation	Power Generation	4/29/2016	435.2
Karacaören 1-2 HEPP Power Generation	Power Generation	6/22/2016	177.7
Kadıncık 1-2 HEPP Power Generation	Power Generation	7/15/2016	298.8
Various Real Estate of the Government during 2016	Real Estate	year round 2016	226.0
Turkish Petroleum Oil Distribution Company	Petroleum Oil Distribution	4/04/2017	134.7
Almus ve Köklüce HEPP Power Generation	Power Generation	8/08/2017	212.6
Various Real Estate of the Government during 2017	Real Estate	year round 2017	188.2

Note: Only privatizations worth U.S.$100 million or more are listed above.

Source: Privatization Administration

Table 51

Privatization implementations by the Privatization Administration by years (in million U.S.$)

Source: Privatization Administration

The privatization program and developments with respect thereto implemented in various sectors since 2013 is summarized below.

Energy Sector

Electricity Distribution

Aras Elektrik Dağıtım A.Ş. operates in the provinces of Erzincan, Bayburt, Erzurum, Kars, Ardahan, Ağrı and Igdır. KİLER A.Ş. was the highest bidder with a bid of U.S.$128 million. The contract with the new investor was signed on June 28, 2013.

Dicle Elektrik Dağıtım A.Ş. operates in the provinces of Diyarbakır, Şanlıurfa, Mardin, Batman, Siirt and Şırnak. Following a retendering process in 2012, the highest bidder was İşkaya-Doğu JV. The contract in the amount of U.S.$387 million was signed on June 28, 2013.

Vangölü Elektrik Dağıtım A.Ş. operates in the provinces of Bitlis, Hakkari, Muş and Van. Following a retendering process in 2012, the highest bidder was Türkerler Construction Company with a bid of U.S.$118 million. The contract was signed on July 26, 2013.

Istanbul Anadolu Yakası Elektrik Dağıtım A.Ş. operates in the Anatolian side of Istanbul. Following a retendering process in 2012, the highest bidder was EnerjiSA. The contract in the amount of U.S.$1.2 billion was signed on July 31, 2013.

Toroslar Elektrik Dağıtım A.Ş. operates in the provinces of Adana, Gaziantep, Hatay, Mersin, Kilis and Osmaniye. Following a retendering process in 2012, the final tender was concluded on March 15, 2013. The highest bidder was EnerjiSA and the contract in the amount of U.S.$1.7 billion was signed on September 30, 2013.

Boğaziçi Elektrik Dağıtım A.Ş. operates in the European side of Istanbul. Following a retendering process in 2012, the highest bidder was Limak-Kolin-Cengiz with a bid of U.S.$1.96 billion. The contract was signed on May 28, 2013.

Gediz Elektrik Dağıtım A.Ş. operates in the provinces of İzmir and Manisa (Aegean Region). Following a retendering process in 2012, the highest bidder was Elsan, Tümaş, and Karaçay with a bid of U.S.$1.2 billion. The contract was signed on May 29, 2013.

Akdeniz Elektrik Dağıtım A.Ş. operates in the provinces of Antalya, Burdur and Isparta (West Mediterranean Region). Following a retendering process in 2012, the highest bidder was Limak-Kolin-Cengiz with a bid of U.S.$546 million. The contract was signed on May 28, 2013.

Electric Power Generation

(1) Run of the River Hydroelectric Power Plants (“HEPP”)

17 small run-of-the-river power plants with a total installed capacity of 64 MW were tendered under 10 portfolios. The offers were received on October 5, 2012. Sales agreements for all 10 portfolios were executed over the course of 2013. The portfolios were privatized with a combined U.S.$195 million in proceeds.

Fethiye HEPP: Fethiye HEPP and its related real estate and tangible assets owned by EÜAŞ were privatized under the Transfer of Operating Rights (“TOR”) method. The highest bidder was Kuzey Birlik Enerji ve Sanayi ve Ticaret A.Ş. who offered U.S.$44.9 million. The sales agreement was signed on March 21,2016.

Manavgat HEPP: Manavgat HEPP and its related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was Assan Alüminyum ve Sanayi ve Ticaret A.Ş who offered U.S.$131.2 million. The sales agreement was signed on April 4, 2016.

Doğankent, Kürtün and Torun HEPP: Doğankent, Kürtün and Torun HEPP and their related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was KLK Enerji Üretim A.Ş, established by Kolin İnşaat Turizm San. Ve Tic. A.Ş. who offered U.S.$435.2 million. The sales agreement was signed on April 4, 2016.

Karacaören 1-2 HEPP: Karacaören 1-2 HEPP and its related real estate and tangible assets owned by EÜAŞ was privatized under the TOR method. The highest bidder was Kremna Enerji Üretim A.Ş, established by Gama Enerji A.Ş. who offered U.S.$515.0 million. The sales agreement was signed on June 6, 2016.

Kadıncık 1-2 HEPP: Kadıncık 1-2 HEPP and its related real estate and tangible assets owned by EÜAŞ was privatized under the TOR method. The highest bidder was İC İçtaş, who offered U.S.$864.0 million. The sales agreement was signed on July 7, 2016.

Sanliurfa (Şanlıurfa) HEPP: Sanlıurfa (Şanlıurfa) HEPP and its related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was Rönesans Enerji Üretim ve Ticaret A.Ş. who offered U.S.$69.5 million. The sales agreement was signed on March 1, 2017.

Adigüzel and Kemer HEPP: Adigüzel and Kemer HEPP and its related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was Bereket Enerji Üretim A.Ş. (Düzce Aksu Elektrik Üretim A.Ş.) who offered U.S.$91.2 million. The sales agreement was signed on May 5, 2017.

Almus and Köklüce HEPP: Almus and Köklüce HEPP and its related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was Gül Enerji Elektrik Üretim Sanayi ve Ticaret A.Ş. who offered U.S.$212.6 million. The sales agreement was signed on August 8, 2017.

Yenice HEPP: Yenice HEPP and its related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was Kılıç Enerji Üretim A.Ş. who offered U.S.$34.0 million. The sales agreement was signed on December 15, 2017.

(2) Coal fired Power Generation Plants

Seyitömer: The tender announcement was made on November 6, 2012. Final negotiations were completed on December 28, 2012. The highest bidder was Çelikler Holding with a bid of U.S.$2.2 billion. The transfer of shares was made on June 17, 2013.

Kangal: The tender announcement was made on November 6, 2012 and final negotiations were completed on February 8, 2013. The highest bidder was Konya Şeker Sanayi veTicaret A.Ş—Siyah kalem Mühendislik İnşaat ve Sanayi Ltd JV. with a bid of U.S.$958 million. The transfer of shares was made on August 14, 2013.

Kemerköy, Yeniköy and Port of Kemerköy: The tender announcements which were made in the second half of 2013 expired at the beginning of 2014. The final negotiations occurred on April 18, 2014. The highest bidder was IC İçtaş Enerji Üretim ve Ticaret A.Ş. with a bid of U.S.$2.7 billion. The transfer of shares was made on December 23, 2014.

Çatalağzı: The tender announcements which were made in the second half of 2013 expired at the beginning of 2014. The final negotiations occurred on April 29, 2014. The highest bidder was Demir Madencilik Petrol Ürünleri Enerji İnşaat Liman Gemi-Yat Yapım Turizm Nakliyat Sanayi ve Ticaret A.Ş. with a bid of U.S. U.S.$351 million and the second highest bidder was Elsan Elektrik Gereçleri Sanayi ve Ticaret A.Ş. with a bid of U.S. U.S.$350 million. The highest bidder abandoned the tender, however, and the second highest bidder was invited to proceed with the transfer procedure. The transfer of shares was made on December 22, 2014.

Yatağan: The tender announcements which were made in the second half of 2013 expired at the beginning of 2014. The final negotiations occurred on June 12, 2014. The highest bidder was Elsan Elektrik Gereçleri Sanayi ve Ticaret A.Ş. with a bid of U.S.$1.1 billion. The transfer of shares was made on December 12, 2014.

Orhaneli and Tunçbilek: The tender announcements which were made in the second half 2014 expired in the second half 2014. The final negotiations occurred on September 23, 2014. The highest bidder was Çelikler Taahhüt İnşaat ve Sanayi A.Ş. with a bid of U.S.$521 million. The transfer of shares was made on June 22, 2015.

Soma B: The tender announcement which was made in the second half of 2014 expired at the beginning of 2015. The final negotiations occurred on January 13, 2015. The highest bidder was Konya Şeker Sanayi ve Ticaret A.Ş. with a bid of U.S.$685.5 million. The transfer of shares was made on June 22, 2015.

Çayırhan B: The Coal Mining Area and Power Generation Area owned by EÜAŞ and located in Ankara were privatized under the TOR method. The tender was announced on October 3, 2016 with a pre-qualification and bidding deadline of January 30, 2017. Final negotiations were held on February 6, 2017, and Çelikler-Kalyon-Kolin Joint Venture Group won the tender with a lowest electricity generation bid of U.S.$/Mwh.60.4. A Transfer of Operating Rights Agreement (valid for 35 years) and an Electricity Sales Agreement (valid for 15 years) were signed by EÜAŞ and Çelikler-Kalyon-Kolin Joint Venture Group on July 11, 2017.

Oil & Gas Supply, Power Generation and Distribution

(1) Natural Gas Fired Power Generation Plants

Hamitabat: The tender announcement was made on August 10, 2012 and final negotiations were completed on March 6, 2013. The highest bidder was Limak Holding A.Ş with a bid of U.S.$105 million. The transfer of shares was made on August 1, 2013.

Başkent Natural Gas Supply: The tendering of 80% shares of Başkent Natural Gas was cancelled as a result of insufficient bid prices obtained from potential investors. Under a law enacted in July of 2012, the remaining 20% of shares of Başkent Natural Gas held by the Municipality of Ankara was also included in retendering process, which was finalized in early 2013. The shares were transferred to Torunlar Gıda for a price of U.S.$1.2 billion on May 31, 2013.

(2) Petroleum Distribution Companies

TP Petrol Dağıtım A.S. (TP Petroleum Distribution Company): The tender announcement was made on August 1, 2016 and final negotiations were completed on October 20, 2016. The highest bidder was Zülfikarlar Holding A.Ş. with a bid of U.S.$134.7 million. The transfer of shares occurred on April 4, 2017.

Finance, Ports and other Sectors

Turkiye Halk Bankasi (Halkbank): With Law No. 6741 enacted on August 19, 2016, the Turkish Sovereign Wealth Fund (“TWF”) and Turkish Sovereign Wealth Fund Management Joint Stock Company (Management Company) were established to encourage diversification and depth of capital markets in Turkey, to utilize publicly owned assets, to facilitate financing from abroad contributing to strategic large-scale investments. Shares of Halkbank were transferred to TWF on February 3, 2017.

Milli Piyango (National Lottery):The privatization process of the National Lottery Administration ended on January 6, 2017 with Executive Order numbered 680. The entire operation of the National Lottery Administration was transferred to TWF on January 6, 2017.

Derince Port: The retendering process of the Derince Port (a sea port operated by Turkish state railways and marinas) concluded on June 5, 2014. The highest bidder was Safi Katı Yakıt Sanayi ve Ticaret A.Ş, with a bid of U.S.$543 million. The transfer of shares occurred on February 25, 2015.

İzmir Port Authority: The operations of the İzmir Port Authority were transferred to TWF on February 3, 2017 under Privatization High Counsel decision No. 2017/5.

Port of Salipazari: The port of Salıpazarı, operated by Turkish Maritime Lines, and its vicinity will be converted into a cruiser port with shopping centers, boutique hotels, entertainment units and cultural centers, by 2019. The tender announcement for this conversion project expired on April 30, 2013. The highest bidder was Doğuş Holding with a bid of U.S.$702 million. The contract was signed on February 14, 2014.

Dogusan East Iron Industry Construction Trade Co., Inc.: The Privatization Administration has attempted to sell the shares of Dogusan East Iron Industry Construction Trade Co, Inc. five times. No bids were received in the first and second tenders (2008 and 2009). The third and fourth tenders (2011 and 2012) were canceled as a result of the investors not fulfilling their obligations. The fifth tender, made on June 23, 2016, was cancelled due to inadequacy of the bids. The Privatization Administration continues its efforts to privatize the company.

Erzurum Palandoken and Konakli Ski Resorts: The ski resorts of Erzurum Palandöken and Konaklı were constructed for the 2011 Universidad Winter Games. These facilities meet international accredited winter sport standards in Turkey, with an elevation of, on average, over 2,000 meters. The assets subject to privatization are comprised of real property, plant and equipment, skiing slopes, and mechanical installations (lifts, gondola lift, chairlift, and artificial snow plowing). The tender announcement to privatize the resorts was made at the beginning of 2015 and expired on July 30, 2015. The tender was cancelled due to insufficiency of investor interest. The ownership of the resorts was transferred to the Greater City Municipality of Erzurum with Privatization High Counsel Decision dated July 4, 2016.

EXTRA-BUDGETARY FUNDS

In 1984, due to increasing budgetary restrictions, the Government established a number of Extra Budgetary Funds (“EBFs”) with the objective of financing the implementation and administration of specific Government programs, such as incentive programs for exports and investment, social and housing programs, and public investment projects.

The following table presents, for the years indicated, the operating balance and financing of four EBFs, including the Privatization Fund, the Defense Industries Support Fund, the Social Aid and Solidarity Fund and the Support Price Stabilization Fund, for the 2013-2017 period:

Table 52

Extra Budgetary Funds (Million TL)	2013	2014	2015	2016	2017
Revenues	7,384	8,577	19,378	11,131	13,368
Expenditures	9,990	10,077	8,962	15,311	22,148
Surplus (Deficit)	-2,607	-1,500	10,416	-4,181	-8,780
Financing	2,607	1,500	-10,416	4,181	8,780

Source: Ministry of Development

Since 2002, the consolidated EBF’s balance included only Privatization, Defense, Solidarity and Support Price Stabilization Funds.

LOCAL GOVERNMENT

The operations of local authorities expanded rapidly following the Government’s 1984 decision to decentralize some responsibilities and to transfer substantial amounts of tax keep revenues to local authorities. Local authorities cover municipalities, special provincial administrations, municipally owned utilities, municipal unions and İlbank operations. In 2013, total expenditures by local authorities increased 23.48% to TL 63,621million. In 2014, total expenditures by local authorities increased 5.18% to TL 66,920 million and the surplus was TL 1,191 million. In 2015, total expenditures by local authorities increased 19.69% to TL 80,095 million and the deficit was TL 1,959 million. In 2016, total expenditures by local authorities expected to increase 21.82% to TL 97,575 million and the deficit was TL 13,304 million.

The following table presents the operating balance of the local authorities for the years indicated:

Table 53

Local Authorities (Million TL)	2013	2014	2015	2016	2017(1)
Revenues	61,328	68,110	78,136	87,162	100,534
Expenditures	63,621	66,920	80,095	97,575	113,838
Surplus (Deficit)	(2,293)	1,191	(1,959)	(10,413)	13,304

(1)	Provisional

Source: Ministry of Development

PUBLIC SECTOR FIXED INVESTMENT

The following table summarizes public sector fixed investment, including that of the SOEs and the EBFs, by economic sector for the years indicated:

Table 54

Public Sector Fixed Investment (at current prices) (In % of total public sector fixed investment unless otherwise indicated)	2013	2014	2015	2016	2017(1)
Agriculture	9.6	8.8	9.0	9.6	9.0
Mining	1.5	1.6	1.7	0.9	2.1
Manufacturing	0.9	0.7	0.7	0.6	0.6
Energy	4.7	5.6	4.6	3.6	3.8
Transport and communication	38.6	37.6	38.5	35.3	34.8
Tourism	0.7	0.5	0.8	0.6	0.5
Housing	1.2	1.0	0.8	0.9	1.3
Education	14.4	16.0	13.0	12.0	11.1
Health	5.0	5.6	5.8	5.4	5.2
Other Services	23.3	22.6	25.0	32.2	31.6
Total	100.0	100.0	100.0	100.0	100.0
Total (millions of TL)	78,165	80,433	95,271	105,823	129,056

(1)	Provisional estimate.

Source: Ministry of Development

PUBLIC SECTOR BORROWING REQUIREMENT

In 2013, central government budget deficit was TL 29.4 billion, representing 1.02% of GDP. Total Public Sector Borrowing Requirement (“PSBR”) was realized as 0.39% of GDP. In 2014, the central budget deficit was TL 18.5 billion, representing 1.14% of GDP. Total PSBR was 0.53% of GDP. In 2015, the central budget deficit was TL 23.5 billion, representing 1.01% of GDP. Total PSBR was 0.04% of GDP. In 2016, the central budget deficit was TL 29.9 billion, representing 1.15% of GDP. Total PSBR was 1.02% of GDP. In 2017, the central budget deficit was TL 61.7 billion, representing 2.03% of GDP. Total PSBR was 1.35% of GDP. For the 2013-2017 period, subsectors of the public sector other than the central government posted a surplus averaging 0.4% of GDP.

As a result of fiscal policies towards consolidation in general government balances and a growing economy, net debt of the public sector has taken a largely declining path in the last 5 years. In 2013, total public debt stock (gross) as a percentage of GDP was 35.9% and the net debt of the public sector was 10.9%. In 2014, total public debt stock (gross) as a percentage of GDP was 31.8% and the net debt of the public sector declined to 9.1%. In 2015, total public debt stock (gross) as a percentage of GDP slightly decreased to 30.9% and the net debt of the public sector declined to 6.9%. In 2016, total public debt stock (gross) as a percentage of GDP slightly increased to 31.4% and the net debt of the public sector increased to 8.4%. In 2017, total public debt stock (gross) as a percentage of GDP declined to 30.7% and the net debt of the public sector realized as 8.4%.

The following table sets forth information as to Turkey’s public sector borrowing requirement based on the Medium Term Program 2018-2020 figures adjusted to new GDP data for the years indicated:

Table 55

Public Sector Borrowing Requirement (as a percentage of GDP)	2013	2014	2015	2016	2017(1)
Central Government Budget	1.02	1.14	1.01	1.15	2.03
Local administrations	0.13	-0.06	0.08	0.40	0.44
Social Security Institutions	-0.04	-0.06	-0.06	0.03	0.00
Unemployment Insurance Fund	-0.51	-0.54	-0.50	-0.39	-0.42
Revolving Funds	-0.10	-0.04	0.02	0.00	0.03
EBFs	0.14	0.07	-0.45	0.16	0.37
SOEs	-0.25	0.01	-0.07	-0.32	-0.09
SOEs not under privatization	-0.08	0.29	-0.04	-0.34	-0.10
SOEs under privatization	-0.17	-0.28	-0.02	0.02	0.01
Total	0.39	0.53	0.04	1.02	2.35

(1)	Provisional estimate (Medium Term Program)

Source: Ministry of Development

DEBT

GENERAL

In Turkey, the Undersecretariat of the Treasury (the “Treasury” or “UT”) conducts domestic and external borrowing operations and issues government securities through direct sales, TAP, public offerings and auctions. A TAP sale is non-auction borrowing method used by the Government to enhance market access pursuant to which the Treasury is permitted to reissue bills or bonds of a specific amount and maturity at any time. The Treasury issues various borrowing instruments, such as zero coupon securities, inflation, revenue indexed securities, foreign exchange-denominated securities, lease certificates, Government Bonds with fixed coupon payments and floating rate notes.

The Treasury issues two kinds of domestic borrowing securities: (1) Treasury Bills, which have a maturity shorter than one year and (2) Government Bonds, which have a maturity longer than one year. These are considered “marketable” instruments. Auctions are the primary means of borrowing in domestic markets and fixed rate government bonds are the primary external borrowing instruments utilized by Turkey.

Turkey has not defaulted on any principal or interest payment on any external debt represented by bonds issued in public international markets since it began issuing such bonds in 1988.

The total gross outstanding external debt of Turkey was approximately U.S.$417.1 billion at the end of March 2017, U.S.$438.9 billion at the end of June 2017, U.S.$444.2 billion at the end of September 2017, and U.S.$453.2 billion at the end of December 2017. It was approximately U.S.$408.2 billion as of the end of 2016.

As of January 31, 2018, the aggregate amount of scheduled repayment of principal and interest of external debt of Turkey is U.S.$93.5 billion for 2018 (February-December), U.S.$55.9 billion for 2019, U.S.$47.3 billion for 2020 and U.S.$41.1 billion for 2021.

Turkey’s central government domestic debt was approximately TL 535.4 billion on December 31, 2017, compared to TL 468.6 billion on December 31, 2016. These numbers represent an approximate 0.8 percentage point (pp) decrease (from 18.0% in 2016 to 17.2% in 2017) in the ratio of domestic debt to GDP between two years.

On October 31, 2017, the Treasury published the 2018 financing program based on the 2018-2020 Medium-Term Program projections. According to the financing program, the total amount of debt service in 2018 is projected to be TL 163.8 billion, comprising payments of TL 97.2 billion in principal and TL 66.7 billion in interest. Total domestic debt service is expected to be TL 122.4 billion while total external debt service is expected to be TL 41.5 billion. On the external financing front, the Treasury announced that up to U.S.$6.5 billion equivalent external financing is planned in 2018 through bond and lease certificate issuances in international markets.

The EU-defined general government debt to GDP ratio in 2017 was 28.3%, remaining unchanged compared to 2016.

DOMESTIC DEBT

Within the framework of the government’s economic program, aimed at sustainable growth, continued disinflation and a viable debt position, there has been significant improvement in both the level and structure of the Treasury’s domestic debt in recent years, resulting from strong fiscal performance, strategic benchmarking policy and improving market sentiment. The ratio of domestic debt to GDP, which was 22.3% at the end of 2013, has progressively declined, to 18.0% as of the end of 2016 and to 17.2% as of the end of 2017.

The share of foreign investors in total domestic debt was 21.5%, 21.5% and 17.3% in 2013, 2014 and 2015, respectively. Due to global economic conditions, the ratio showed a remarkable decline in 2015 and was unchanged in 2016 (17.3%). However, the figure rose to 19.4% in 2017.

Within the context of debt management policy, for attaining reasonable risk level and reducing borrowing cost, strategic benchmark implementation was maintained in 2017 similar to the previous years. With the implementation of strategic benchmark strategy, benchmark government bonds were reopened on a regular basis in a period of three months. By reducing the number of securities in the market, the liquidity of existing securities was increased. For this purpose, TL denominated 2-, 5- and 10-year fixed rate coupon bonds have been issued on a regular basis in line with international practice since the end of 2011.

In line with the objectives of diversifying borrowing instruments, broadening the investor base and lengthening borrowing maturities, CPI Indexed Government Bonds have continued to be issued in 2017.

With the aim of increasing domestic savings, diversifying borrowing instruments and broadening the investor base, lease certificates were issued for the first time both in domestic and international markets in 2012. Issuing lease certificates has raised U.S.$4.75 billion from the international markets between 2013 and 2017 and TL 22.0 billion from the domestic markets between 2013 and 2017. Gold bond and gold lease certificates are designed for retail investors and have been issued via public offering through an intermediary bank in the local market since 2017. For gold lease certificates or bonds issuances, physical gold is used as a means of payment.

In order to issue these lease certificates, the Republic enters into transactions with Hazine Müstesarligi Varlik Kiralama Anonim Sirketi, an asset leasing company incorporated in Turkey in accordance with Article 7/A of Law Number 4749 (the “Issuer”), which in turn issues these lease certificates from time to time in the domestic and global markets. On April 3, 2013, the parliamentary members of the main opposition party filed a constitutional objection with the Turkish Constitutional Court (the “Court”) challenging the legislation which allows the transactions between the Republic and the Issuer to be exempted from certain formal requirements. On November 1, 2013, the Court announced its decision to reject the constitutional objection.

In March 2016, the Treasury began implementing regular buyback auctions in the domestic market in order to contribute to market liquidity and to ensure a balanced debt redemption profile. Buyback auctions have been held every week since March 17, 2016. Through 2017, the Treasury conducted 102 buy-back auctions and successfully bought back net TL 2.8 billion worth of bonds.

The average maturity of cash borrowing was 74 months in 2013, 68 months in 2014, 72 months in 2015, 67 months in 2016 and 71 months in 2017. The cost of domestic public debt in local currency (including discounted treasury bills/government bonds and fixed rate government bonds) on a compounded basis was 7.6%, 9.7%, 9.5%, 10.1% and 11,4% in 2013, 2014, 2015, 2016 and 2017, respectively. The Treasury aims to increase maturity of borrowings in the upcoming years, while pursuing policies to mitigate market and liquidity risks and to enhance liquidity and efficiency in both the primary and secondary markets.

There has also been improvement in the structure of domestic debt stock. The share of fixed interest rate instruments, as a proportion of the total domestic debt, increased to 65.1% in 2017 from 52.6% in 2013.

Treasury Auctions

The following tables show the domestic debt securities auctioned in years 2013-2017:

Table 56

Auctions for zero coupon treasury notes in 2013:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound
January
15 Month G. Bond (448 days)	15.01.2013	16.01.2013	09.04.2014	7.68	6.24	6.20	4,031,774	1,559,912	1,448,656
February
14 Month G. Bond (420 days) (r-o)	12.02.2013	13.02.2013	09.04.2014	6.66	5.77	5.75	2,391,198	1,377,298	1,291,286
March
15 Month G. Bond (455 days) (r-o)	12.03.2013	13.03.2013	11.06.2014	7.19	5.75	5.71	2,300,587	1,728,037	1,612,201
April
14 Month G. Bond (434 days) (r-o)	02.04.2013	03.04.2013	11.06.2014	7.92	6.64	6.60	1,884,112	1,454,837	1,348,065
May
15 Month G. Bond (441 days)	21.05.2013	22.05.2013	06.08.2014	6.18	5.10	5.07	2,080,849	748,685	705,103
June
142 Month G. Bond (413 days) (r-o)	18.06.2013	19.06.2013	06.08.2014	7.71	6.80	6.76	2,589,807	1,406,231	1,305,583
July
12 Month G. Bond (378 days) (r-o)	23.07.2013	24.07.2013	06.08.2014	8.84	8.51	8.50	843,747	482,530	443,347
August
15 Month G. Bond (448 days)	27.08.2013	28.08.2013	19.11.2014	12.42	10.09	9.98	1,609,903	1,374,071	1,222,238
October

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound
13 Month G. Bond (392 days)	22.10.2013	23.10.2013	19.11.2014	8.26	7.67	7.65	1,232,811	664,328	613,626
November
13 Month G. Bond (371 days) (r-o)	12.11.2013	13.11.2013	19.11.2014	9.05	8.88	8.87	1,193,545	1,172,112	1,074,816
2013 TOTAL							20,158,333	11,968,040	11,064,922

Source: UT

Table 57

Auctions for zero coupon treasury notes in 2014:

							Sales Amount (Inc. Switching) (in thousands TL)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
January
14 Month G. Bond (427 days)	21.01.2014	22.01.2014	25.03.2015	12.10	10.31	10.22	1,595,006	1,618,265	1,443,636
February
13 Month G. Bond (399 days) (r-o)	18.02.2014	19.02.2014	25.03.2015	12.33	11.25	11.19	2,424,094	1,254,300	1,116,573
March
16 Month G. Bond (483 days)	18.03.2014	19.03.2014	15.07.2015	15.32	11.55	11.34	1,821,922	718,792	623,286
April
15 Month G. Bond (462 days) (r-o)	08.04.2014	09.04.2014	15.07.2015	12.80	10.09	9.96	1,864,343	1,063,652	942,915
May
14 Month G. Bond (413 days) (r-o)	26.05.2014	28.05.2014	15.07.2015	9.96	8.78	8.72	2,637,550	1,352,005	1,229,588
June
14 Month G. Bond (434 days)	10.06.2014	11.06.2014	19.08.2015	10.06	8.44	8.37	1,660,498	1,059,164	962,337
July
13 Month G. Bond (392 days) (r-o)	22.07.2014	23.07.2014	19.08.2015	9.00	8.36	8.33	1,088,151	856,475	785,732
August
12 Month G. Bond (371 days) (r-o)	12.08.2014	13.08.2014	19.08.2015	9.75	9.56	9.55	1,492,025	1,170,861	1,066,886
September
14 Month G. Bond (427 days)	16.09.2014	17.09.2014	18.11.2015	10.91	9.30	9.22	2,458,774	1,665,167	1,501,432
October
13 Month G. Bond (392 days) (r-o)	21.10.2014	22.10.2014	18.11.2015	9.51	8.83	8.80	1,893,339	1,075,862	982,422
December
12 Month G. Bond (364 days)	16.12.2014	17.12.2014	16.12.2015	8.81	8.81	8.81	1,484,183	1,186,146	1,090,081
2014 Total							20,419,885	13,020,689	11,744,888

Source: UT

Table 58

Auctions for zero coupon treasury notes in 2015:

							Sales Amount (Inc. Switching) (in thousands TL)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
11 Month G. Bond (336 days) (r-o)	13.01.2015	14.01.2015	16.12.2015	7.16	7.75	7.77	1,783,801	1,045,661	975,832
14 Month G. Bond (420 days)	17.02.2015	18.02.2015	13.04.2016	9.74	8.44	8.39	1,017,201	991,947	903,902
14 Month G. Bond (427 days)	07.04.2015	08.04.2015	08.06.2016	10.68	9.10	9.03	804,330	833,978	753,532
7 Month T. Bill (210 days) (r-o)	18.05.2015	20.05.2015	16.12.2015	5.59	9.69	9.88	955,095	898,916	851,346
6 Month G. Bond (182 days) (r-o)	16.06.2015	17.06.2015	16.12.2015	4.93	9.85	10.10	292,387	801,527	763,887
12 Month G. Bond (364 days)	18.08.2015	19.08.2015	17.08.2016	11.02	11.02	11.02	468,436	852,884	768,219
14 Month G. Bond (434 days)	06.10.2015	07.10.2015	14.12.2016	13.36	11.21	11.09	785,253	793,730	700,157
13 Month G. Bond (392 days) (r-o)	17.11.2015	18.11.2015	14.12.2016	11.15	10.36	10.32	590,853	654,259	588,604
2015 Total							6,697,357	6,872,902	6,305,478

Source: UT

Table 59

Auctions for zero coupon treasury notes in 2016:

							Sales Amount (Inc. Switching) (in thousands TL)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
11 Month T. Bill (329 days) (r-o)	19.01.2016	20.01.2016	14.12.2016	10.06	11.13	11.19	1,493,388	1,759.225	1,598,393
10 Month T. Bill (301 days)	16.02.2016	17.02.2016	14.12.2016	9.12	11.03	11.13	1,439,899	1,108,809	1,016,148
13 Month G. Bond (378 days)	03.05.2016	04.05.2016	17.05.2017	9.74	9.38	9.36	1,250,848	1,079,340	983,526
10 Month T. Bill (301 days) (r-o)	19.07.2016	20.07.2016	17.05.2017	7.53	9.11	9.18	1,591,263	1,101,861	1,024,696
12 Month G. Bond (364 days) (r-o)	20.09.2016	21.09.2016	20.09.2017	8.63	8.63	8.63	3,003,523	1,566,912	1,442,388
12 Month G. Bond (364 days)	22.11.2016	23.11.2016	22.11.2017	9.94	9.94	9.94	681,605	1,004,436	913,605
11 Month T. Bill (329 days) (r-o)	19.01.2016	20.01.2016	14.12.2016	10.06	11.13	11.19	1,493,388	1,759,225	1,598,393
10 Month T. Bill (301 days)	16.02.2016	17.02.2016	14.12.2016	9.12	11.03	11.13	1,439,899	1,108.809	1,016,148
2016 Total							9,460,526	7,620.584	6,978,756

Source: UT

Table 60

Auctions for zero coupon treasury notes in 2017:

							Sales Amount (Inc. Switching) (in thousands TL)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
11 Month T. Bill (329 days)	17.01.2017	18.01.2017	13.12.2017	9.87	10.92	10.98	880,349	928,343	844,942
14 Month G. Bond (434 days)	07.02.2017	08.02.2017	18.04.2018	13.69	11.48	11.36	1,235,947	1,099,714	967,298
7 Month T. Bill (203 days) (r-o)	23.05.2017	24.05.2017	13.12.2017	6.34	11.37	11.65	647,227	704,954	662,918
14 Month G. Bond (420 days)	12.06.2017	14.06.2017	08.08.2018	13.08	11.34	11.25	1,337,704	1,567,943	1,386,518
13 Month G. Bond (385 days) (r-o)	17.07.2017	19.07.2017	08.08.2018	12.27	11.60	11.56	1,194,959	1,327,002	1,181,963
11 Month T. Bill (322 days) (r-o)	19.09.2017	20.09.2017	08.08.2018	10.39	11.75	11.83	1,705,789	1,075,483	974,238
12 Month G. Bond (364 days)	23.10.2017	25.10.2017	24.10.2018	12.40	12.40	12.40	219,465	1,204,735	1,071,792
2017 Total							7,221,440	7,908,175	7,089,669

Source: UT

Table 61

Fixed Coupon TL Denominated Treasury Auctions in 2013

							Sales Amount (in thousands TL)

	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
4 Year Semi-Annual Couponed G. Bond	07.01.2013	09.01.2013	08.03.2017	3.26%	6.51%	6.62%	12,107,026	2,847,522	3,185,836
2 Year Semi-Annual Couponed G. Bond	08.01.2013	09.01.2013	07.01.2015	3.00%	6.01%	6.10%	8,921,472	2,472,642	2,495,343
10 Year Semi-Annual Couponed G. Bond	08.01.2013	09.01.2013	14.09.2022	3.32%	6.64%	6.75%	4,219,822	2,369,317	2,739,671
5 Year Semi-Annual Couponed G. Bond	18.02.2013	20.02.2013	14.02.2018	3.10%	6.20%	6.30%	4,970,686	3,029,977	3,042,218
2 Year Semi-Annual Couponed G. Bond	19.02.2013	20.02.2013	07.01.2015	2.84%	5.68%	5.76%	1,470,376	2,305,581	2,356,122
10 Year Semi-Annual Couponed G. Bond	19.02.2013	20.02.2013	14.09.2022	3.37%	6.73%	6.84%	2,616,247	2,150,183	2,489,519
5 Year Semi-Annual Couponed G. Bond	18.03.2013	20.03.2013	14.02.2018	3.22%	6.44%	6.54%	2,182,819	1,366,346	1,364,846
2 Year Semi-Annual Couponed G. Bond	19.03.2013	20.03.2013	07.01.2015	3.04%	6.08%	6.17%	1,640,006	1,651,601	1,683,740
10 Year Semi-Annual Couponed G. Bond	19.03.2013	20.03.2013	08.03.2023	3.55%	7.11%	7.23%	3,190,045	2,195,594	2,194,781
10 Year Semi-Annual Couponed G. Bond	02.04.2013	03.04.2013	08.03.2023	3.57%	7.14%	7.27%	3,671,610	2,606,486	2,605,803
5 Year Semi-Annual Couponed G. Bond	08.04.2013	10.04.2013	14.02.2018	3.14%	6.28%	6.38%	5,824,514	3,451,955	3,484,031
2 Year Semi-Annual Couponed G. Bond	09.04.2013	10.04.2013	07.01.2015	2.94%	5.89%	5.97%	2,547,717	2,060,588	2,114,534

							Sales Amount (in thousands TL)

	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
5 Year Semi-Annual Couponed G. Bond	13.05.2013	15.05.2013	14.02.2018	2.92%	5.84%	5.93%	6,186,267	4,969,831	5,135,214
2 Year Semi-Annual Couponed G. Bond	14.05.2013	15.05.2013	13.05.2015	2.48%	4.95%	5.01%	2,784,232	2,691,830	2,694,272
10 Year Semi-Annual Couponed G. Bond	14.05.2013	15.05.2013	08.03.2023	3.09%	6.18%	6.27%	1,743,859	1,576,432	1,699,500
5 Year Semi-Annual Couponed G. Bond	24.06.2013	26.06.2013	20.06.2018	4.37%	8.74%	8.93%	1,557,182	2,472,981	2,429,454
2 Year Semi-Annual Couponed G. Bond	25.06.2013	26.06.2013	13.05.2015	3.98%	7.96%	8.12%	1,644,374	1,650,631	1,576,003
10 Year Semi-Annual Couponed G. Bond	25.06.2013	26.06.2013	08.03.2023	4.30%	8.59%	8.78%	1,868,424	2,986,213	2,752,540
5 Year Semi-Annual Couponed G. Bond	15.07.2013	17.07.2013	20.06.2018	4.46%	8.92%	9.12%	2,730,796	3,724,961	3,651,210
2 Year Semi-Annual Couponed G. Bond	16.07.2013	17.07.2013	13.05.2015	4.40%	8.79%	8.99%	1,678,619	1,844,745	1,744,726
10 Year Semi-Annual Couponed G. Bond	16.07.2013	17.07.2013	08.03.2023	4.42%	8.84%	9.03%	2,714,034	3,108,461	2,833,458
5 Year Semi-Annual Couponed G. Bond	12.08.2013	14.08.2013	20.06.2018	4.42%	8.85%	9.04%	1,064,871	1,543,404	1,527,460
2 Year Semi-Annual Couponed G. Bond	13.08.2013	14.08.2013	13.05.2015	4.41%	8.83%	9.02%	1,023,076	1,559,495	1,483,940
10 Year Semi-Annual Couponed G. Bond	13.08.2013	14.08.2013	08.03.2023	4.52%	9.04%	9.24%	1,458,460	1,841,138	1,668,236
5 Year Semi-Annual Couponed G. Bond	09.09.2013	11.09.2013	20.06.2018	4.73%	9.47%	9.69%	1,287,337	2,365,970	2,302,702
2 Year Semi-Annual Couponed G. Bond	10.09.2013	11.09.2013	13.05.2015	4.65%	9.30%	9.52%	1,006,572	1,503,285	1,429,564
10 Year Semi-Annual Couponed G. Bond	10.09.2013	11.09.2013	08.03.2023	4.90%	9.81%	10.05%	1,543,849	2,670,990	2,321,037
5 Year Semi-Annual Couponed G. Bond	07.10.2013	09.10.2013	20.06.2018	4.37%	8.74%	8.93%	6,245,914	2,980,607	3,002,038

2 Year Semi-Annual Couponed G. Bond	08.10.2013	09.10.2013	07.10.2015	3.89%	7.78%	7.93%	3,899,795	2,216,104	2,237,050
10 Year Semi-Annual Couponed G. Bond	08.10.2013	09.10.2013	27.09.2023	4.32%	8.64%	8.82%	3,957,828	1,714,775	1,733,329
5 Year Semi-Annual Couponed G. Bond	18.11.2013	20.11.2013	14.11.2018	4.29%	8.57%	8.76%	2,368,607	2,108,567	2,127,646
2 Year Semi-Annual Couponed G. Bond	19.11.2013	20.11.2013	07.10.2015	4.26%	8.52%	8.71%	3,260,167	1,598,459	1,607,424
10 Year Semi-Annual Couponed G. Bond	19.11.2013	20.11.2013	27.09.2023	4.44%	8.89%	9.08%	1,315,370	1,866,724	1,874,975
5 Year Semi-Annual Couponed G. Bond	02.12.2013	04.12.2013	14.11.2018	4.49%	8.97%	9.17%	1,971,199	2,088,728	2,081,457
2 Year Semi-Annual Couponed G. Bond	03.12.2013	04.12.2013	07.10.2015	4.46%	8.92%	9.12%	1,322,813	1,777,588	1,781,482
10 Year Semi-Annual Couponed G. Bond	03.12.2013	04.12.2013	27.09.2023	4.63%	9.26%	9.47%	1,220,750	1,428,346	1,405,679
Total							109,216,737	82,798,056	82,856,838

Source: UT

Table 62

Fixed Coupon TL Denominated Treasury Auctions in 2014

							Sales Amount (Inc. Switching) (in thousands TL)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
5 Year Semi-Annual Couponed G. Bond (1750 days) (r-o)	27.01.2014	29.01.2014	14.11.2018	5.48%	10.95%	11.25%	1,719,472	3,234,752	3,033,615
2 Year Semi-Annual Couponed G. Bond (616 days) (r-o)	28.01.2014	29.01.2014	07.10.2015	5.36%	10.73%	11.01%	3,499,565	1,574,321	1,556,408
10 Year Semi-Annual Couponed G. Bond (3528 days) (r-o)	28.01.2014	29.01.2014	27.09.2023	5.09%	10.17%	10.43%	1,564,036	2,284,829	2,155,806
5 Year Semi-Annual Couponed G. Bond (1722 days) (r-o)	24.02.2014	26.02.2014	14.11.2018	5.23%	10.46%	10.74%	4,907,110	2,778,831	2,674,933
2 Year Semi-Annual Couponed G. Bond (728 days)	25.02.2014	26.02.2014	24.02.2016	5.44%	10.88%	11.18%	1,727,495	1,585,199	1,580,077
10 Year Semi-Annual Couponed G. Bond (3500 days) (r-o)	25.02.2014	26.02.2014	27.09.2023	5.17%	10.34%	10.61%	2,025,947	2,147,660	2,021,292
5 Year Semi-Annual Couponed G. Bond (1715 days) (r-o)	03.03.2014	05.03.2014	14.11.2018	5.36%	10.73%	11.01%	2,381,819	3,949,259	3,772,606
2 Year Semi-Annual Couponed G. Bond (721 days) (r-o)	04.03.2014	05.03.2014	24.02.2016	5.51%	11.03%	11.33%	3,476,601	3,397,364	3,384,726
10 Year Semi-Annual Couponed G. Bond (3493 days) (r-o)	04.03.2014	05.03.2014	27.09.2023	5.27%	10.54%	10.81%	2,570,935	3,492,565	3,255,595
5 Year Semi-Annual Couponed G. Bond (1820 days)	31.03.2014	02.04.2014	27.03.2019	5.11%	10.22%	10.48%	2,341,922	2,545,461	2,563,172
2 Year Semi-Annual Couponed G. Bond (693 days) (r-o)	01.04.2014	02.04.2014	24.02.2016	5.21%	10.42%	10.69%	2,700,735	1,882,281	1,910,232
10 Year Semi-Annual Couponed G. Bond (3640 days)	01.04.2014	02.04.2014	20.03.2024	5.04%	10.09%	10.34%	1,800,069	2,086,343	2,126,795
2 Year Semi-Annual Couponed G. Bond (644 days) (r-o)	20.05.2014	21.05.2014	24.02.2016	4.52%	9.04%	9.24%	3,592,848	1,506,130	1,582,913
5 Year Semi-Annual Couponed G. Bond (1771 days) (r-o)	20.05.2014	21.05.2014	27.03.2019	4.55%	9.10%	9.31%	4,492,196	3,045,026	3,239,845
10 Year Semi-Annual Couponed G. Bond (3584 days) (r-o)	27.05.2014	28.05.2014	20.03.2024	4.48%	8.96%	9.16%	2,878,952	1,798,556	1,993,684
5 Year Semi-Annual Couponed G. Bond (1757 days) (r-o)	02.06.2014	04.06.2014	27.03.2019	4.20%	8.40%	8.57%	3,603,531	2,345,573	2,570,443
2 Year Semi-Annual Couponed G. Bond (630 days) (r-o)	03.06.2014	04.06.2014	24.02.2016	4.15%	8.29%	8.47%	4,432,319	1,932,148	2,060,814
10 Year Semi- Annual Couponed G. Bond (3577 days) (r-o)	03.06.2014	04.06.2014	20.03.2024	4.45%	8.89%	9.09%	2,519,330	2,001,534	2,231,711
5 Year Semi-Annual Couponed G. Bond (1820 days)	14.07.2014	16.07.2014	10.07.2019	4.22%	8.45%	8.62%	3,683,655	2,825,867	2,831,936
2 Year Semi-Annual Couponed G. Bond (728 days)	15.07.2014	16.07.2014	13.07.2016	4.03%	8.07%	8.23%	3,331,675	2,234,374	2,239,735
10 Year Semi-Annual Couponed G. Bond (3535 days) (r-o)	15.07.2014	16.07.2014	20.03.2024	4.39%	8.78%	8.97%	3,737,063	1,699,556	1,927,517
5 Year Semi-Annual Couponed G. Bond (1799 days) (r-o)	04.08.2014	06.08.2014	10.07.2019	4.45%	8.90%	9.10%	2,215,188	2,204,433	2,179,987
2 Year Semi-Annual Couponed G. Bond (707 days) (r-o)	05.08.2014	06.08.2014	13.07.2016	4.46%	8.92%	9.12%	3,092,597	1,888,901	1,873,827
10 Year Semi-Annual Couponed G. Bond (3640 days)	05.08.2014	06.08.2014	24.07.2024	4.58%	9.15%	9.36%	3,524,723	1,897,394	1,878,479
5 Year Semi-Annual Couponed G. Bond (1750 days) (r-o)	22.09.2014	24.09.2014	10.07.2019	4.56%	9.13%	9.33%	3,192,639	2,920,906	2,898,119

							Sales Amount (Inc. Switching) (in thousands TL)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
2 Year Semi-Annual Couponed G. Bond (658 days) (r-o)	23.09.2014	24.09.2014	13.07.2016	4.55%	9.10%	9.31%	1,446,558	1,563,773	1,565,011
10 Year Semi-Annual Couponed G. Bond (3591 days) (r-o)	23.09.2014	24.09.2014	24.07.2024	4.64%	9.27%	9.49%	2,824,086	2,556,272	2,542,647
5 Year Semi-Annual Couponed G. Bond (1743 days) (r-o)	29.09.2014	01.10.2014	10.07.2019	4.84%	9.69%	9.92%	1,932,792	2,224,371	2,164,534
2 Year Semi-Annual Couponed G. Bond (651 days) (r-o)	30.09.2014	01.10.2014	13.07.2016	4.88%	9.77%	10.01%	2,498,686	1,707,002	1,693,275
10 Year Semi-Annual Couponed G. Bond (3584 days) (r-o)	30.09.2014	01.10.2014	24.07.2024	4.86%	9.71%	9.95%	2,720,386	2,005,048	1,942,850
5 Year Semi-Annual Couponed G. Bond (1694 days) (r-o)	17.11.2014	19.11.2014	10.07.2019	4.05%	8.10%	8.26%	2,480,936	2,253,310	2,353,604
2 Year Semi-Annual Couponed G. Bond (728 days)	18.11.2014	19.11.2014	16.11.2016	3.94%	7.88%	8.04%	1,673,743	1,251,227	1,258,458
10 Year Semi-Annual Couponed G. Bond (3535 days) (r-o)	18.11.2014	19.11.2014	24.07.2024	4.14%	8.27%	8.44%	2,264,757	1,910,229	2,051,050
Total							92,854,367	74,730,493	75,115,696

Source: UT

Table 63

Fixed Coupon TL Denominated Treasury Auctions in 2015

							Sales Amount (Inc. Switching)
							(in thousands TL)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
5 Year Semi-Annual Couponed G. Bond (1645 days) (r-o)	05.01.2015	07.01.2015	10.07.2019	3.89	7.79	7.94	3,418,311	3,242,035	3,460,832
2 Year Semi-Annual Couponed G. Bond (679 days) (r-o)	06.01.2015	07.01.2015	16.11.2016	3.81	7.61	7.76	2,175,274	1,297,205	1,324,345
10 Year Semi-Annual Couponed G. Bond (3486 days) (r-o)	06.01.2015	07.01.2015	24.07.2024	3.79	7.58	7.73	1,767,007	1,829,094	2,072,604
5 Year Semi-Annual Couponed G. Bond (1820 days) (r-o)	09.02.2015	11.02.2015	05.02.2020	3.92	7.83	7.99	2,882,031	3,086,934	3,032,453
2 Year Semi-Annual Couponed G. Bond (644 days) (r-o)	10.02.2015	11.02.2015	16.11.2016	4.09	8.17	8.34	1,574,628	1,742,392	1,775,808
10 Year Semi-Annual Couponed G. Bond (3451 days) (r-o)	10.02.2015	11.02.2015	24.07.2024	3.88	7.76	7.91	2,843,008	2,474,786	2,682,600
5 Year Semi-Annual Couponed G .Bond (1778 days) (r-o)	24.03.2015	25.03.2015	05.02.2020	4.04	8.08	8.25	1,724,029	2,485,053	2,438,381
10 Year Semi-Annual Couponed G. Bond (3640 days)	24.03.2015	25.03.2015	12.03.2025	3.99	7.98	8.14	1,632,737	2,055,377	2,058,089
5 Year Semi-Annual Couponed G. Bond (1743 days) (r-o)	27.04.2015	29.04.2015	05.02.2020	4.86	9.72	9.95	1,639,553	3,017,451	2,801,132

							Sales Amount (Inc. Switching)
								(in thousands TL)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
5 Year Semi-Annual Couponed G. Bond (1820 days)	28.04.2015	29.04.2015	16.11.2016	4.86	9.71	9.95	3,408,691	1,761,056	1,787,051
2 Year Semi-Annual Couponed G. Bond (567 days) (r-o)	28.04.2015	29.04.2015	12.03.2025	4.61	9.21	9.43	3,200,431	2,603,636	2,420,945
5 Year Semi-Annual Couponed G. Bond (1729 days) (r-o)	11.05.2015	13.05.2015	05.02.2020	4.69	9.39	9.61	3,856,104	2,424,429	2,287,375
2 Year Semi-Annual Couponed G. Bond (553 days) (r-o)	12.05.2015	13.05.2015	16.11.2016	4.82	9.65	9.88	1,028,303	1,800,046	1,834,894
10 Year Semi-Annual Couponed G. Bond (3591 days) (r-o)	12.05.2015	13.05.2015	12.03.2025	4.54	9.08	9.28	1,010,529	1,691,216	1,592,144
5 Year Semi-Annual Couponed G. Bond (1694 days) (r-o)	15.06.2015	17.06.2015	05.02.2020	4.78	9.55	9.78	2,053,046	2,430,062	2,299,159
2 Year Semi-Annual Couponed G. Bond (728 days)	16.06.2015	17.06.2015	14.06.2017	4.94	9.89	10.13	507,207	1,590,555	1,582,379
10 Year Semi-Annual Couponed G. Bond (3556 days) (r-o)	16.06.2015	17.06.2015	12.03.2025	4.73	9.45	9.67	1,650,043	2,647,097	2,453,780
5 Year Semi-Annual Couponed G. Bond (1820 days)	13.07.2015	15.07.2015	08.07.2020	4.75	9.51	9.73	1,968,038	2,446,643	2,436,464
2 Year Semi-Annual Couponed G. Bond (700 days) (r-o)	14.07.2015	15.07.2015	14.06.2017	4.76	9.52	9.75	1,364,036	1,704,277	1,718,815
10 Year Semi-Annual Couponed G. Bond (3528 days) (r-o)	14.07.2015	15.07.2015	12.03.2025	4.63	9.26	9.47	3,040,130	2,791,468	2,638,548
5 Year Semi-Annual Couponed G. Bond (1785 days) (r-o)	18.08.2015	19.08.2015	08.07.2020	5.11	10.21	10.47	1,527,335	2,873,936	2,811,109
5 Year Semi-Annual Couponed G. Bond (1757 days) (r-o)	15.09.2015	16.09.2015	08.07.2020	5.51	11.03	11.33	1,813,731	2,256,184	2,157,635
2 Year Semi-Annual Couponed G. Bond (1736 days) (r-o)	05.10.2015	07.10.2015	08.07.2020	5.29	10.59	10.87	3,519,798	2,274,008	2,223,568
2 Year Semi-Annual Couponed G. Bond (616 days) (r-o)	06.10.2015	07.10.2015	14.06.2017	5.35	10.70	10.98	1,597,287	1,195,421	1,210,577
10 Year Semi-Annual Couponed G. Bond (3444 days) (r-o)	06.10.2015	07.10.2015	12.03.2025	5.14	10.27	10.54	1,974,060	1,682,603	1,459,588
2 Year Semi-Annual Couponed G. Bond (574 days) (r-o)	16.11.2015	18.11.2015	14.06.2017	5.05	10.10	10.36	1,482,631	1,295,035	1,338,200
5 Year Semi-Annual Couponed G. Bond (1694 days) (r-o)	17.11.2015	18.11.2015	08.07.2020	4.96	9.92	10.17	3,212,629	1,853,482	1,877,800
5 Year Semi-Annual Couponed G. Bond (1666 days) (r-o)	15.12.2015	16.12.2015	08.07.2020	5.38	10.76	11.05	900,000	2,277,853	2,258,287
10 Year Semi-Annual Couponed G. Bond (3374 days) (r-o)	15.12.2015	16.12.2015	12.03.2025	5.26	10.52	10.79	886,913	2,069,881	1,803,713
Total							59,657,524	62,899,216	61,838,274

Source: UT

Table 64

Fixed Coupon TL Denominated Treasury Auctions in 2016

							Sales Amount (Inc. Switching)
								(in thousands TL)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
5 Year Semi-Annual Coupon G. Bond (1624 days) (r-o)	25.01.2016	27.01.2016	08.07.2020	5.36	10.72	11.00	3,153,857	3,109,626	2,978,433
2 Year Semi-Annual Coupon G. Bond (504 days) (r-o)	26.01.2016	27.01.2016	14.06.2017	5.49	10.98	11.28	1,770,972	2,421,126	2,405,463
10 Year Semi-Annual Coupon G. Bond (3332 days) (r-o)	26.01.2016	27.01.2016	12.03.2025	5.43	10.86	11.15	1,672,984	3,327,177	2,875,382
5 Year Semi-Annual Coupon G. Bond (1820 days)	22.02.2016	24.02.2016	17.02.2021	5.31	10.63	10.91	3,440,387	2,597,133	2,604,426
2 Year Semi-Annual Coupon G. Bond (476 days) (r-o)	23.02.2016	24.02.2016	14.06.2017	5.45	10.90	11.20	1,834,872	1,668,215	1,672,750
10 Year Semi-Annual Coupon G. Bond (3640 days)	23.02.2016	24.02.2016	11.02.2026	5.24	10.48	10.76	3,172,090	2,398,761	2,416,057
10 Year Semi-Annual Coupon G. Bond (3619 days) (r-o)	15.03.2016	16.03.2016	11.02.2026	4.96	9.93	10.17	1,854,795	1,745,301	1,828,782
5 Year Semi-Annual Coupon G. Bond (1792 days) (r-o)	22.03.2016	23.03.2016	17.02.2021	4.93	9.86	10.10	2,832,156	2,820,754	2,934,241
5 Year Semi-Annual Coupon G. Bond (1771 days) (r-o)	12.04.2016	13.04.2016	17.02.2021	4.67	9.34	9.56	3,353,776	3,073,524	3,277,388
10 Year Semi-Annual Coupon G. Bond (3570 days) (r-o)	03.05.2016	04.05.2016	11.02.2026	4.56	9.13	9.33	1,452,208	2,380,937	2,653,245
5 Year Semi-Annual Coupon G. Bond (1736 days) (r-o)	17.05.2016	18.05.2016	17.02.2021	4.89	9.78	10.02	3,328,444	2,600,396	2,753,487
5 Year Semi-Annual Coupon G. Bond (1715 days) (r-o)	07.06.2016	08.06.2016	17.02.2021	4.56	9.11	9.32	2,659,456	2,500,337	2,726,091
2 Year Semi-Annual Coupon G. Bond (728 days)	11.07.2016	13.07.2016	11.07.2018	4.27	8.53	8.71	1,364,471	1,575,230	1,580,032
10 Year Semi-Annual Coupon G. Bond (3500 days) (r-o)	11.07.2016	13.07.2016	11.02.2026	4.49	8.98	9.18	3,173,960	3,098,161	3,542,972
5 Year Semi-Annual Coupon G. Bond (1680 days) (r-o)	12.07.2016	13.07.2016	17.02.2021	4.41	8.83	9.02	1,700,446	1,943,887	2,159,117
10 Year Semi-Annual Coupon G. Bond (3465 days) (r-o)	16.08.2016	17.08.2016	11.02.2026	4.75	9.50	9.72	2,160,075	1,893,183	2,118,377
5 Year Semi-Annual Coupon G. Bond (1638 days) (r-o)	23.08.2016	24.08.2016	17.02.2021	4.75	9.50	9.73	3,893,975	2,677,756	2,793,116
2 Year Semi-Annual Coupon G. Bond (651 days) (r-o)	26.09.2016	28.09.2016	11.07.2018	4.40	8.79	8.98	2,669,474	2,070,085	2,104,672
10 Year Semi-Annual Coupon G. Bond (3423 days) (r-o)	26.09.2016	28.09.2016	11.02.2026	4.85	9.71	9.94	3,831,020	2,227,311	2,370,395
5 Year Semi-Annual Coupon G. Bond (1820 days)	27.09.2016	28.09.2016	22.09.2021	4.54	9.08	9.28	4,181,463	3,062,597	3,077,416
5 Year Semi-Annual Coupon G. Bond (1792 days) (r-o)	25.10.2016	26.10.2016	22.09.2021	4.72	9.44	9.66	2,953,122	2,612,529	2,606,775
2 Year Semi-Annual Coupon G. Bond (602 days) (r-o)	14.11.2016	16.11.2016	11.07.2018	4.94	9.88	10.13	1,051,394	1,684,875	1,705,497
10 Year Semi-Annual Coupon G. Bond (3374 days) (r-o)	14.11.2016	16.11.2016	11.02.2026	5.40	10.79	11.08	2,194,851	2,553,848	2,587,199
5 Year Semi-Annual Coupon G. Bond (1771 days) (r-o)	15.11.2016	16.11.2016	22.09.2021	5.32	10.64	10.92	2,998,205	3,326,461	3,188,682
5 Year Semi-Annual Coupon G. Bond (1743 days) (r-o)	12.12.2016	14.12.2016	22.09.2021	5.60	11.20	11.51	1,262,134	1,730,572	1,638,145
2 Year Semi-Annual Coupon G. Bond (574 days) (r-o)	13.12.2016	14.12.2016	11.07.2018	5.46	10.91	11.21	1,462,574	1,804,547	1,814,292
10 Year Semi-Annual Coupon G. Bond (3346 days) (r-o)	13.12.2016	14.12.2016	11.02.2026	5.62	11.24	11.55	1,609,064	1,626,380	1,620,380
2 Year Semi-Annual Coupon G. Bond (728 days)	11.07.2016	13.07.2016	11.07.2018	4.27	8.53	8.71	1,364,471	1,575,230	1,580,032
10 Year Semi-Annual Coupon G. Bond (3500 days) (r-o)	11.07.2016	13.07.2016	11.02.2026	4.49	8.98	9.18	3,173,960	3,098,161	3,542,972

Total	67,032,226	64,530,709	66,032,811

Source: UT

Table 65

Fixed Coupon TL Denominated Treasury Auctions in 2017

							Sales Amount (Inc. Switching)
								(in thousands TL)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
2 Year Semi-Annual Coupon G. Bond (553 days) (r-o)	02.01.2017	04.01.2017	11.07.2018	5.32	10.65	10.93	4,266,726	2,734,366	2,775,710
5 Year Semi-Annual Coupon G. Bond (1722 days) (r-o)	03.01.2017	04.01.2017	22.09.2021	5.62	11.25	11.56	1,086,828	2,652,494	2,522,282
10 Year Semi-Annual Coupon G. Bond (3325 days) (r-o)	03.01.2017	04.01.2017	11.02.2026	5.68	11.35	11.67	1,849,130	2,521,860	2,512,905
10 Year Semi-Annual Coupon G. Bond (3283 days) (r-o)	14.02.2017	15.02.2017	11.02.2026	5.29	10.58	10.86	3,538,237	2,338,256	2,460,341
5 Year Semi-Annual Coupon G. Bond (1673 days) (r-o)	21.02.2017	22.02.2017	22.09.2021	5.36	10.72	11.01	1,938,593	2,007,047	1,972,664
5 Year Semi-Annual Coupon G. Bond (1820 days)	06.03.2017	08.03.2017	02.03.2022	5.59	11.18	11.49	2,704,617	4,630,790	4,599,256
2 Year Semi-Annual Coupon G. Bond (490 days) (r-o)	07.03.2017	08.03.2017	11.07.2018	5.57	11.13	11.44	3,136,075	2,742,793	2,697,540
10 Year Semi-Annual Coupon G. Bond (3640 days)	07.03.2017	08.03.2017	24.02.2027	5.50	11.01	11.31	4,701,097	5,632,647	5,630,517
10 Year Semi-Annual Coupon G. Bond (3612 days) (r-o)	04.04.2017	05.04.2017	24.02.2027	5.32	10.65	10.93	2,647,802	2,099,098	2,160,852
5 Year Semi-Annual Coupon G. Bond (1771 days) (r-o)	25.04.2017	26.04.2017	02.03.2022	5.31	10.62	10.90	1,340,579	1,645,815	1,692,966
2 Year Semi-Annual Coupon G. Bond (728 days)	16.05.2017	17.05.2017	15.05.2019	5.55	11.09	11.40	1,772,840	2,370,803	2,371,159
5 Year Semi-Annual Coupon G. Bond (1750 days) (r-o)	16.05.2017	17.05.2017	02.03.2022	5.34	10.67	10.96	1,449,831	2,395,429	2,473,998
5 Year Semi-Annual Coupon G. Bond (1722 days) (r-o)	12.06.2017	14.06.2017	02.03.2022	5.20	10.40	10.67	4,488,850	4,412,222	4,638,383
2 Year Semi-Annual Coupon G. Bond (700 days) (r-o)	13.06.2017	14.06.2017	15.05.2019	5.41	10.82	11.11	1,997,302	2,503,298	2,535,997
10 Year Semi-Annual Coupon G. Bond (3542 days) (r-o)	13.06.2017	14.06.2017	24.02.2027	5.13	10.25	10.52	2,809,623	3,486,210	3,746,101
2 Year Semi-Annual Coupon G. Bond (672 days) (r-o)	11.07.2017	12.07.2017	15.05.2019	5.65	11.30	11.62	3,885,304	3,653,284	3,702,342
5 Year Semi-Annual Coupon G. Bond (1687 days) (r-o)	18.07.2017	19.07.2017	02.03.2022	5.25	10.50	10.77	3,973,851	3,751,948	3,969,559
10 Year Semi-Annual Coupon G. Bond (3507 days) (r-o)	18.07.2017	19.07.2017	24.02.2027	5.17	10.35	10.62	6,129,054	4,890,456	5,276,989

							Sales Amount (Inc. Switching)
								(in thousands TL)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
5 Year Semi-Annual Coupon G. Bond (1820 days)	21.08.2017	23.08.2017	17.08.2022	5.33	10.65	10.94	3,225,237	3,479,736	3,485,818
2 Year Semi-Annual Coupon G. Bond (630 days) (r-o)	22.08.2017	23.08.2017	15.05.2019	5.69	11.39	11.71	1,899,889	1,825,127	1,870,883
10 Year Semi-Annual Coupon G. Bond (3640 days)	22.08.2017	23.08.2017	11.08.2027	5.19	10.39	10.66	2,272,212	2,617,572	2,635,452
5 Year Semi-Annual Coupon G. Bond (1799 days) (r-o)	12.09.2017	13.09.2017	17.08.2022	5.32	10.64	10.93	5,290,351	4,635,421	4,673,391
10 Year Semi-Annual Coupon G. Bond (3612 days) (r-o)	19.09.2017	20.09.2017	11.08.2027	5.28	10.56	10.84	2,427,531	3,070,984	3,084,502
2 Year Semi-Annual Coupon G. Bond (595 days) (r-o)	26.09.2017	27.09.2017	15.05.2019	5.79	11.57	11.91	2,885,558	1,106,276	1,143,202
5 Year Semi-Annual Coupon G. Bond (1757 days) (r-o)	23.10.2017	25.10.2017	17.08.2022	5.79	11.58	11.92	2,905,311	4,312,119	4,252,566
2 Year Semi-Annual Coupon G. Bond (567 days) (r-o)	24.10.2017	25.10.2017	15.05.2019	6.06	12.11	12.48	2,107,838	2,172,111	2,248,003
10 Year Semi-Annual Coupon G. Bond (3577 days) (r-o)	24.10.2017	25.10.2017	11.08.2027	5.67	11.34	11.66	4,515,589	5,222,980	5,059,701
2 Year Semi-Annual Coupon G. Bond (728 days)	14.11.2017	15.11.2017	13.11.2019	6.65	13.31	13.75	1,348,782	1,296,289	1,289,442
10 Year Semi-Annual Coupon G. Bond (3556 days) (r-o)	14.11.2017	15.11.2017	11.08.2027	5.99	11.98	12.33	1,701,392	1,935,243	1,819,536
5 Year Semi-Annual Coupon G. Bond (1729 days) (r-o)	21.11.2017	22.11.2017	17.08.2022	6.69	13.38	13.82	1,584,334	1,665,539	1,556,246
2 Year Semi-Annual Coupon G. Bond (700 days) (r-o)	12.12.2017	13.12.2017	13.11.2019	6.47	12.95	13.37	456,576	1,033,290	1,044,244
5 Year Semi-Annual Coupon G. Bond (1708 days) (r-o)	12.12.2017	13.12.2017	17.08.2022	6.21	12.42	12.81	2,273,248	1,757,163	1,708,964
Total							88,610,188	92,598,667	93,611,513

Table 66

Floating Rate Note Auctions of 2013

							Sales Amount (in thousands TL)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Nominal
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Bid Amount	Nominal	Net
7 Year FRN G. Bond	18.03.2013	20.03.2013	11.03.2020	3.40%	6.81%	6.93%	4,278,710	2,894,287	2,842,474
7 Year FRN G. Bond	01.04.2013	03.04.2013	11.03.2020	3.44%	6.88%	7.00%	3,223,300	2,791,547	2,736,976
7 Year FRN G. Bond	13.05.2013	15.05.2013	11.03.2020	3.46%	6.93%	7.05%	1,118,500	2,050,222	2,021,191
7 Year FRN G. Bond	25.06.2013	26.06.2013	11.03.2020	3.76%	7.53%	7.67%	1,655,741	2,956,656	2,846,670
7 Year FRN G. Bond	27.08.2013	28.08.2013	11.03.2020	3.95%	7.91%	8.06%	2,052,200	2,322,954	2,222,229
7 Year FRN G. Bond	08.10.2013	09.10.2013	11.03.2020	4.03%	8.06%	8.22%	3,720,200	2,183,360	2,086,021
7 Year FRN G. Bond	19.11.2013	20.11.2013	11.11.2020	4.25%	8.51%	8.69%	5,017,618	2,501,808	2,456,348
7 Year FRN G. Bond	02.12.2013	04.12.2013	11.11.2020	4.29%	8.58%	8.77%	3,189,400	2,515,122	2,468,013
Total							24,255,669	20,215,957	19,679,923

Source: UT

Table 67

Floating Rate Note Auctions of 2014

							Sales Amount (Inc. Switching) (in thousands TL)

	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid	Nominal	Net
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount
7 Year FRN G. Bond (2450 days) (r-o)	24.02.2014	26.02.2014	11.11.2020	4.29%	8.58%	8.77%	2,818,062	3,127,508	3,129,200
7 Year FRN G. Bond (2443 days) (r-o)	04.03.2014	05.03.2014	11.11.2020	4.45%	8.91%	9.11%	897,662	2,783,285	2,744,540
7 Year FRN G. Bond (2415 days) (r-o)	01.04.2014	02.04.2014	11.11.2020	4.46%	8.92%	9.12%	2,842,018	3,684,754	3,656,420
7 Year FRN G. Bond (2548 days)	27.05.2014	28.05.2014	19.05.2021	5.22%	10.44%	10.71%	2,743,685	1,545,877	1,538,428
7 Year FRN G. Bond (2541 days) (r-o)	03.06.2014	04.06.2014	19.05.2021	5.26%	10.53%	10.80%	1,834,706	2,535,657	2,517,451
7 Year FRN G. Bond (2499 days) (r-o)	14.07.2014	16.07.2014	19.05.2021	5.33%	10.66%	10.94%	2,826,036	2,049,297	2,046,018
7 Year FRN G. Bond (2478 days) (r-o)	04.08.2014	06.08.2014	19.05.2021	5.42%	10.84%	11.13%	2,864,739	2,067,558	2,059,039
7 Year FRN G. Bond (2430 days) (r-o)	22.09.2014	23.09.2014	19.05.2021	5.41%	10.82%	11.11%	4,221,274	2,371,696	2,398,356
Total							21,048,182	20,165,633	20,089,452

Source: UT

Table 68

Floating Rate Note Auctions of 2015

							Sales Amount (Inc. Switching) (in thousands TL)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid	Nominal	Net
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount
7 Year FRN G. Bond (2324 days) (r-o)	06.01.2015	07.01.2015	19.05.2021	4.40	8.80	9.00	3,249,146	1,044,041	1,047,048
7 Year FRN G. Bond (2289 days) (r-o)	10.02.2015	11.02.2015	19.05.2021	4.53	9.05	9.26	1,173,457	1,254,493	1,254,065
7 Year FRN G. Bond (2548 days)	28.04.2015	29.04.2015	20.04.2022	4.55	9.11	9.31	805,509	1,406,354	1,331,421
7 Year FRN G. Bond (2534 days) (r-o)	12.05.2015	13.05.2015	20.04.2022	4.50	9.00	9.20	2,383,907	1,358,755	1,298,100
7 Year FRN G. Bond (2408 days) (r-o)	15.09.2015	16.09.2015	20.04.2022	4.85	9.69	9.93	735,605	937,501	892,857
Total							8,347,624	6,001,145	5,823,490

Source: UT

Table 69

Floating Rate Note Auctions of 2016

							Sales Amount (Inc. Switching)
							(in thousands TL)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid	Nominal	Net
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount
7 Year FRN G. Bond (2275 days) (r-o)	26.01.2016	27.01.2016	20.04.2022	5.45	10.89	11.19	1,283,840	1,650,288	1,623,850
7 Year FRN G. Bond (2247 days) (r-o)	23.02.2016	24.02.2016	20.04.2022	5.52	11.03	11.34	1,251,944	912,347	899,674
7 Year FRN G. Bond (2030 days) (r-o)	27.09.2016	28.09.2016	20.04.2022	5.54	11.09	11.39	2,308,554	1,088,665	1,120,550
7 Year FRN G. Bond (1981 days) (r-o)	15.11.2016	16.11.2016	20.04.2022	4.87	9.75	9.98	1,382,091	1,879,593	1,808,791
Total							6,226,429	5,530,893	5,452,864

Source: UT

Table 70

Floating Rate Note Auctions of 2017

							Sales Amount (Inc. Switching) (in thousands TL)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
7 Year FRN G. Bond (1932 days) (r-o)	02.01.2017	04.01.2017	20.04.2022	4.87	9.74	9.97	2,195,188	1,655,643	1,614,449
7 Year FRN G. Bond (1862 days) (r-o)	14.03.2017	15.03.2017	20.04.2022	4.95	9.89	10.14	1,523,531	1,714,942	1,693,042
7 Year FRN G. Bond (2548 days)	13.06.2017	14.06.2017	05.06.2024	5.73	11.45	11.78	2,156,996	1,623,289	1,587,009
7 Year FRN G. Bond (2513 days) (r-o)	17.07.2017	19.07.2017	05.06.2024	5.82	11.65	11.99	1,898,870	1,361,770	1,333,405
7 Year FRN G. Bond (2485 days) (r-o)	15.08.2017	16.08.2017	05.06.2024	5.86	11.72	12.06	1,820,556	1,188,353	1,169,921
7 Year FRN G. Bond (2415 days) (r-o)	24.10.2017	25.10.2017	05.06.2024	5.97	11.94	12.30	2,453,051	2,311,080	2,303,406
Total							12,048,192	9,855,077	9,701,232

Source: UT

Table 71

CPI Indexed TL Denominated Auctions in 2013

							Sales Amount (in thousands TL)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Nominal Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
January
10 Year G. Bond	07.01.2013	09.01.2013	26.10.2022	0.68%	1.35%	1.36%	3,477,321	2,130,337	2,331,867
February
10 Year G. Bond	18.02.2013	20.02.2013	26.10.2022	0.50%	1.01%	1.01%	3,232,103	2,611,719	2,971,977
April
10 Year G. Bond	09.04.2013	10.04.2013	26.10.2022	0.48%	0.96%	0.96%	3,308,900	2,241,812	2,606,311
May
10 Year G. Bond	14.05.2013	15.05.2013	03.05.2023	0.47%	0.94%	0.94%	4,666,810	2,554,300	2,569,723
June
10 Year G. Bond	24.06.2013	26.06.2013	03.05.2023	1.47%	2.93%	2.95%	1,338,400	2,679,726	2,257,668
July
10 Year G. Bond	15.07.2013	17.07.2013	03.05.2023	1.59%	3.19%	3.22%	4,009,881	3,917,635	3,233,182
August
10 Year G. Bond	12.08.2013	14.08.2013	02.08.2023	1.47%	2.94%	2.96%	3,994,101	3,750,163	3,769,779
September
10 Year G. Bond	09.09.2013	11.09.2013	02.08.2023	1.78%	3.55%	3.58%	2,297,120	2,716,387	2,612,512
October
10 Year G. Bond	07.10.2013	09.10.2013	02.08.2023	1.47%	2.94%	2.96%	2,571,100	2,010,544	2,044,444
November
10 Year G. Bond	18.11.2013	20.11.2013	08.11.2023	1.29%	2.58%	2.60%	5,195,784	2,503,581	2,551,022
Total							34,091,519	27,116,204	26,948,484

Source: UT

Table 72

CPI Indexed TL Denominated Auctions in 2014

							Sales Amount (Inc. Switching) (in thousands TL)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid Amount	Nominal	Net
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound
10 Year G. Bond (3570 days)(r-o)	27.01.2014	29.01.2014	08.11.2023	1.85%	3.69%	3.73%	3,166,925	3,167,990	3,015,735
5 Year G. Bond (1820 days)	25.02.2014	26.02.2014	20.02.2019	1.67%	3.35%	3.38%	3,500,844	2,310,746	2,326,670
5 Year G. Bond (1813 days) (r-o)	03.03.2014	05.03.2014	20.02.2019	1.67%	3.33%	3.36%	3,754,089	3,246,163	3,282,719
5 Year G. Bond (1785 days) (r-o)	31.03.2014	02.04.2014	20.02.2019	1.67%	3.34%	3.36%	4,395,722	2,505,113	2,583,551
10 Year G. Bond (3640 days)	20.05.2014	21.05.2014	08.05.2024	1.12%	2.24%	2.26%	5,335,723	2,518,407	2,553,207
10 Year G. Bond (3626 days) (r-o)	02.06.2014	04.06.2014	08.05.2024	0.91%	1.83%	1.84%	4,608,794	1,692,951	1,791,666
10 Year G. Bond (3584 days) (r-o)	15.07.2014	16.07.2014	08.05.2024	0.86%	1.73%	1.74%	4,173,749	1,533,612	1,663,848
10 Year G. Bond (3640 days)	29.09.2014	01.10.2014	18.09.2024	1.03%	2.07%	2.08%	3,371,811	2,641,006	2,625,507
Total							32,307,657	19,615,987	19,842,902

Source: UT

Table 73

CPI Indexed TL Denominated Auctions in 2015

							Sales Amount (Inc. Switching) (in thousands TL)

	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid	Nominal	Net
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount
10 Year G. Bond (3542 days) (r-o)	05.01.2015	07.01.2015	18.09.2024	0.94	1.89	1.90	3,262,704	2,387,163	2,476,106
10 Year G. Bond (3507 days) (r-o)	09.02.2015	11.02.2015	18.09.2024	0.97	1.94	1.95	3,787,414	3,025,533	3,130,159
10 Year G. Bond (3640 days)	27.04.2015	29.04.2015	16.04.2025	1.14	2.28	2.29	1,250,870	2,920,308	2,848,528
10 Year G. Bond (3626 days) (r-o)	11.05.2015	13.05.2015	16.04.2025	1.17	2.35	2.36	1,363,102	2,016,973	1,966,205
10 Year G. Bond (3591 days) (r-o)	15.06.2015	17.06.2015	16.04.2025	1.30	2.60	2.62	1,421,717	1,941,123	1,884,267
10 Year G. Bond (3479 days) (r-o)	05.10.2015	07.10.2015	16.04.2025	1.60	3.19	3.22	2,472,264	1,943,799	1,826,415
Total							13,558,071	14,234,898	14,131,680

Source: UT

Table 74

CPI Indexed TL Denominated Auctions in 2016

							Sales Amount (Inc. Switching) (in thousands TL)

	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid	Nominal	Net
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount
10 Year G. Bond (3640days)	25.01.2016	27.01.2016	14.01.2026	1.38	2.76	2.78	2,411,733	2,899,252	2,883,363
10 Year G. Bond (3612days) (r-o)	22.02.2016	24.02.2016	14.01.2026	1.32	2.65	2.66	1,323,093	2,149,845	2,170,118
5 Year G. Bond (1834days) (r-o)	12.07.2016	13.07.2016	21.07.2021	0.99	1.98	1.99	4,232,479	1,700,474	2,625,500
10 Year G. Bond (3395days) (r-o)	26.09.2016	28.09.2016	14.01.2026	1.27	2.54	2.55	2,213,294	2,015,145	2,155,398
Total							10,180,600	8,764,716	9,834,378

Source: UT

Table 75

CPI Indexed TL Denominated Auctions in 2017

							Sales Amount (Inc. Switching) (in thousands TL)

	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid	Nominal	Net
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount
10 Year G. Bond (3290 days) (r-o)	10.01.2017	11.01.2017	14.01.2026	1.39	2.78	2.80	2,285,088	1,983,004	2,128,852
10 Year G. Bond (3234 days) (r-o)	06.03.2017	08.03.2017	14.01.2026	1.32	2.64	2.65	1,445,152	2,353,752	2,597,884
5 Year G. Bond (1834 days) (r-o)	12.06.2017	14.06.2017	08.11.2023	1.35	2.71	2.73	992,904	1,278,435	1,770,707
10 Year G. Bond (3640 days)	18.07.2017	19.07.2017	07.07.2027	1.42	2.83	2.85	1,206,178	1,637,068	1,646,972
5 Year G. Bond (1834 days) (r-o)	12.09.2017	13.09.2017	07.07.2027	1.41	2.82	2.84	1,526,053	2,117,148	2,140,669
10 Year G. Bond (3542 days) (r-o)	23.10.2017	25.10.2017	07.07.2027	1.44	2.88	2.90	632,175	2,827,129	2,866,936
Total							8,087,551	12,196,537	13,152,020

Source: UT

Direct Sales

The following tables show direct sales of domestic debt securities in years 2013-2017:

Table 76

2013 Sales – Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
February
Lease Certificate - TL	Semiannually couponed	19.02.2013	18.02.2015	2 years	1,515.3
August
Lease Certificate - TL	Semiannually couponed	20.08.2013	19.08.2015	2 years	1,817.3

(1)	In million TL

Source: UT

Table 77

2014 Sales - Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
February
Lease Certificate - TL	Semiannually couponed	19.02.2014	17.02.2016	2 years	1,332.8
August
Lease Certificate - TL	Semiannually couponed	01.10.2014	28.09.2016	2 years	1,839.9

(1)	In million TL

Source: UT

Table 78

2015 Sales - Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
February
Lease Certificate - TL	Semiannually couponed	18.02.2015	15.02.2017	2 years	1,801.5
August
Lease Certificate - TL	Semiannually couponed	19.08.2015	16.08.2017	2 years	1,588.8

(1)	In million TL

Source: UT

Table 79

2016 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
February
Lease Certificate - TL	Semiannually couponed	17.02.2016	14.02.2018	2 years	1,900,352
July
Lease Certificate - TL	Semiannually couponed	20.07.2016	14.07.2021	5 years	907,500
September
Lease Certificate - TL	Semiannually couponed	28.09.2016	26.09.2018	2 years	1,102,839
September
Lease Certificate - TL - CPI Indexed	Semiannually couponed	28.09.2016	22.09.2021	5 years	1,066,565
November
Lease Certificate - TL	Semiannually couponed	23.11.2016	21.11.2018	2 years	1,285,000

(1)	In million TL

Source: UT

Table 80

2017 Sales - Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
February
Lease Certificate - TL	Semiannually couponed	15.02.2017	13.02.2019	2 years	2,023,445
June
Lease Certificate - TL	Semiannually couponed	21.06.2017	19.06.2019	2 years	503,000
August
Lease Certificate - TL	Semiannually couponed	16.08.2017	10.08.2022	5 years	1,183,520
October
Lease Certificate - TL - CPI Indexed	Semiannually couponed	18.10.2017	12.10.2022	5 years	550,000

(1)	In million TL

Source: UT

Public Offers

The following tables show public offers of domestic debt securities in years 2013-2017:

Table 81

2017 Sales - Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
October
Lease Certificate - Gold	Semiannually couponed	11.10.2017	09.10.2019	2 years	171.854
October
Lease Certificate - Gold	Semiannually couponed	18.10.2017	16.10.2019	2 years	297.892
October
Lease Certificate - Gold	Semiannually couponed	25.10.2017	23.10.2019	2 years	322.773
November

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate - Gold	Semiannually couponed	01.11.2017	30.10.2019	2 years	526.022

(1)	In grams

Source: UT

Table 82

2017 Sales - Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
October
Bond - Gold	Semiannually couponed	11.10.2017	09.10.2019	2 years	187.461
October
Bond - Gold	Semiannually couponed	18.10.2017	16.10.2019	2 years	248.672
October
Bond - Gold	Semiannually couponed	25.10.2017	23.10.2019	2 years	306.864
November
Bond - Gold	Semiannually couponed	01.11.2017	30.10.2019	2 years	402.712

(1)	In grams

Source: UT

The following table presents Turkey’s central government domestic debt at the end of the years indicated:

Table 83

Central Government Domestic Debt

(In millions of TL)	2013	2014	2015	2016	2017
Total Domestic Debt	403,007	414,649	440,124	468,644	535,448
Cash	401,754	414,000	440,077	468,598	535,402
Bonds	401,754	414,000	440,077	467,574	534,428
Bills	—	—	—	1,025	974
Non-Cash	1,253	648	48	46	46
Bonds	1,253	648	48	46	46
Bills	—	—	—	—	—
Source: UT

The following table presents Turkey’s central government domestic debt service at the end of the years indicated:

Table 84

Domestic Debt Service (1)

(In millions of TL)	2013	2014	2015	2016	2017
Total Domestic Debt Service	167,134	157,046	107,131	100,942	100,661
Principal	128,062	117,788	67,355	63,547	60,443
Interest	39,072	39,258	39,775	37,394	40,218
(1) Payments on non-cash basis are included.
Source: UT

EXTERNAL DEBT AND DEBT MANAGEMENT

According to the data announced on March 30, 2018, Turkey’s gross external debt increased from U.S.$392.4 billion in 2013 to U.S. $453.2 billion in 2017. The main factor forth is change was the increasing trend of private sector debt. Private sector debt was U.S. $268.2 billion in 2013 and U.S. $316.4 billion in 2017.

The external debt to GDP ratio was 41.3% at the end of 2013, and the ratio increased to 53.3% in 2017. The public sector external debt to GDP ratio increased from 12.5% in 2013 to 16.0% in 2017 and private sector debt to GDP increased from 28.2% in 2013 to 37.2% in 2017, while the Central Bank’s external debt to GDP decreased from 0.6% in 2013 to 0.1% in 2017.

In addition, the maturity composition of the gross external debt did not change significantly during the last five years. From 2013 to 2017, short-term external debt decreased by 11.7% (from U.S.$133.3 billion to U.S.$117.7 billion), while long-term external debt increased by 29.5% (from U.S.$259.1 billion to U.S.$335.5 billion. At the end of 2013, the share of the short and long-term external debt to total external debt was 34.0% and 66.0%, and reached 26.0% and 74.0%, respectively, in 2017. From 2013 to 2017, the external debt of the public sector and the private sector increased by 14.5% (from U.S.$118.9 billion to U.S.$136.2 billion) and 17.9% (from U.S.$268.2 billion to U.S.$316.4 billion), respectively, while the external debt of CBRT decreased by 87.3% (from U.S.$5.2 billion to U.S.$665 million). The share of public sector debt, CBRT’s debt and private sector debt in the total external debt stock was 30.0%, 0.1% and 69.8%, respectively, as of the end of 2017.

At the end of 2017, Treasury-guaranteed external debt stock was U.S.$13.8 billion, representing an increase of approximately U.S.$3.0 billion compared to the end of 2013.

The following tables provide information as to the public and private share of external debt stock of Turkey for the periods indicated:

Table 85

Gross Outstanding External Debt of Turkey (1)

	2013	2014	2015	2016	2017
GROSS EXTERNAL DEBT-by BORROWER (Million $)
TOTAL	392,389	405,019	399,459	408,195	453,207
SHORT TERM	133,283	135,147	105,375	101,489	117,711
PUBLIC SECTOR	20,596	21,447	18,064	19,720	21,994
GENERAL GOVERNMENT	0	0	0	0	0
Central Government	0	0	0	0	0
Local Administrations	0	0	0	0	0
Funds	0	0	0	0	0
FINANCIAL INSTITUTIONS	20,596	21,447	18,064	19,479	21,910
Banks	20,596	21,447	18,064	19,479	21,910
Non-Banking Institutions	0	0	0	0	0
NON-FINANCIAL INSTITUTIONS	0	0	0	241	84
SOE’s	0	0	0	241	84
Other	0	0	0	0	0
CBRT	833	342	176	110	94
Dresdner Bank Scheme	833	342	176	110	94
Other	0	0	0	0	0
PRIVATE SECTOR	111,854	113,358	87,135	81,659	95,623

	2013	2014	2015	2016	2017
FINANCIAL INSTITUTIONS	76,963	78,879	52,008	42,937	46,845
Banks	74,615	76,878	49,954	41,334	44,101
Non-Banking Institutions	2,348	2,001	2,054	1,603	2,744
NON-FINANCIAL INSTITUTIONS	34,891	34,479	35,127	38,722	48,778
LONG TERM	259,106	269,872	294,084	306,706	335,496
PUBLIC SECTOR	98,340	99,821	98,575	103,552	114,188
GENERAL GOVERNMENT	89,325	88,213	84,446	85,528	93,478
Central Government	85,663	85,163	81,738	82,615	90,239
Local Administrations	3,661	3,050	2,708	2,912	3,238
Funds	0	0	0	0	0
FINANCIAL INSTITUTIONS(2)	7,834	10,618	13,271	17,058	19,361
Banks	7,834	10,618	13,271	17,058	19,361
Non-Banking Institutions	0	0	0	0	0
NON-FINANCIAL INSTITUTIONS	1,181	989	858	966	1,349
SOE’s	1,158	989	858	966	1,349
Other(3)	23	0	0	0	0
CBRT	4,401	2,142	1,151	711	571
CBRT Loans	0	0	0	0	0
Dresdner Bank Scheme	4,392	2,133	1,143	703	563
Non-Guaranteed Trade Arrears	9	9	8	8	8
PRIVATE SECTOR	156,365	167,910	194,358	202,444	220,737
FINANCIAL INSTITUTIONS	72,754	84,661	104,816	105,609	113,283
Banks	54,886	65,901	85,907	86,935	95,759
Non-Banking Institutions	17,868	18,760	18,909	18,673	17,524
NON-FINANCIAL INSTITUTIONS	83,611	83,249	89,542	96,835	107,454
GROSS EXTERNAL DEBT - by LENDER (Million $)
TOTAL	392,389	405,019	399,459	408,195	453,207
LOAN	311,538	308,297	303,612	306,869	337,312
SHORT TERM	131,811	131,006	103,514	101,318	117,600
PRIVATE CREDITORS	131,805	130,764	103,350	101,078	116,405
MONETARY INSTITUTIONS	83,937	81,616	51,336	47,388	51,592
NONMONETARY INSTITUTIONS	47,868	49,148	52,014	53,690	64,813
OFFICIAL CREDITORS	6	242	164	240	1,195
LONG TERM	179,727	177,291	200,098	205,551	219,712
PRIVATE CREDITORS	130,442	129,302	153,091	157,825	161,787
MONETARY INSTITUTIONS	115,176	117,781	141,745	145,399	147,836
NON-BANK FINANCIAL INSTITUTIONS	13,520	13,581	17,501	18,970	19,852
PRIVATE INVESTMENT & DEV. BANKS	0	0	0	0	0
FOREIGN COMMERCIAL BANKS	73,919	76,600	95,400	96,696	96,162
FOREIGN BRANCHES OF DOMESTIC BANKS AND OTHERS	27,737	27,600	28,844	29,733	31,823
NONMONETARY INSTITUTIONS	15,266	11,521	11,346	12,426	13,950
OFFICIAL CREDITORS	49,285	47,989	47,007	47,726	57,925
GOVERNMENTAL ORGANIZATIONS	10,109	9,850	9,738	10,159	11,958

	2013	2014	2015	2016	2017
PUBLIC FINANCE INSTITUTIONS	2,260	2,207	1,961	2,060	2,796
CENTRAL BANKS	0	0	0	0	0
CENTRAL GOVERNMENTS	162	109	81	64	57
OFFICIAL DEVELOPMENT BANKS	7,687	7,534	7,696	8,035	9,105
MULTI LATERAL ORGANIZATIONS	39,176	38,139	37,269	37,568	45,968
IMF-INTERNATIONAL MONETARY FUND	1,477	1,389	1,330	1,289	1,365
IMFSDR ALLOCATION	1,477	1,389	1,330	1,289	1,365
IBRD	14,224	13,110	11,984	11,054	12,168
OTHER MULTILATERAL INST.	23,475	23,641	23,954	25,224	32,435
BONDS(4)	80,851	96,722	95,847	101,326	115,894
SHORT TERM	1,472	4,141	1,861	171	111
LONG TERM	79,379	92,581	93,986	101,155	115,783

(1)	Provisional.
(2)	Public Deposit Banks and Public Development & Investment Banks.
(3)	Public Corporations, Regulatory Institutions and Organizations.
(4)	All the bonds issued in foreign markets are long-term securities and the lender class of the bonds is “monetary institutions” according to the primary market issuance.

Sources: UT, CBRT

The following tables present the relationship of Turkey’s public and private external debt to other financial indicators for, or at the end of, the periods indicated:

Table 86

Currency Composition of Outstanding External Debt(1)(2)

%	2013	2014	2015	2016	2017
TOTAL	100	100	100	100	100
CHF	0.6	0.6	0.5	0.4	0.4
ECU/EUR	35.9	32.3	32.76	31.8	32.6
GBP	0.3	0.4	0.4	0.4	0.4
JPY	1.8	1.9	2.1	2.1	2.1
SDR	0.4	0.3	0.3	0.3	0.3
USD	53.8	57.1	57.9	58.9	57.8
TL	6.8	7.0	5.9	5.8	6.2
Other	0.3	0.3	0.3	0.2	0.2

(1)	Provisional.
(2)	Reflects figures at the end of the periods indicated.

Sources: UT, CBRT

Table 87

DOD/GDP (%)	2013	2014	2015	2016	2017
Total	41.3	43.3	46.3	47.3	53.3
Short Term	14.0	14.5	12.2	11.8	13.8
Long Term	27.3	28.9	34.1	35.6	39.4
Public Sector	12.5	13.0	13.5	14.3	16.0
Central Bank	0.6	0.3	0.2	0.1	0.1
Private Sector	28.2	30.1	32.7	32.9	37.2

FINANCIAL RATIOS (%)
EXTERNAL DEBT/EXPORTS (FOB)	258.5	257.0	277.7	286.4	288.6
EXTERNAL DEBT SERVICE/GDP	5.8	5.2	5.6	8.4	9.3
EXTERNAL DEBT SERVICE/EXPORTS (FOB)	36.3	30.9	33.4	51.0	50.6
PRIVATE SECTOR/EXPORTS (FOB)	176.7	178.5	195.7	199.3	201.5
INTEREST/GDP	0.9	0.9	1.0	1.1	1.2
INTEREST/EXPORTS (FOB)	5.5	5.5	6.0	6.6	6.7
INTERNATIONAL RESERVES (NET)/T. EXTERNAL DEBT	33.4	31.4	27.7	26.0	23.7
INTERNATIONAL RESERVES (NET)/SHORT TERM DEBT	98.3	94.2	104.9	104.6	91.4
INTERNATIONAL RESERVES(GROSS)/T. EXTERNAL DEBT	28.3	26.4	23.3	22.6	18.6
INTERNATIONAL RESERVES(GROSS)/SHORT TERM DEBT	83.2	79.1	88.2	90.7	71.4
CBRT RESERVES (GROSS)/IMPORTS (CIF)	44.1	44.1	44.8	46.4	36.0
CBRT RESERVES (NET)/IMPORTS (CIF)	52.1	52.6	53.3	53.4	46.0
CURRENT ACCOUNT BALANCE/CBRT RESERVES (GROSS)	-57.4	-40.8	-34.6	-36.0	-56.1
CURRENT ACCOUNT BALANCE/CBRT RESERVES (NET)	-48.6	-34.3	-29.0	-31.2	-43.8
CURRENT ACCOUNT BALANCE/GDP	-6.7	-4.7	-3.7	-3.8	-5.5

Sources: UT, CBRT, TURK STAT

Table 88

(Million $)	2013	2014	2015	2016	2017
Total External Debt Service	55,145	48,682	48,049	72,656	79,408
Principal	46,764	40,016	39,390	63,274	68,936
Interest	8,381	8,666	8,659	9,382	10,472

Source: CBRT (Balance of Payment Statistics, January 2018)

The aggregate amount of scheduled repayment of principal and interest on the total external public and private debt of Turkey (disbursed and undisbursed) is set forth below for the periods indicated:

Table 89

Total External Debt Service Projections (1) (2) (3)

(Million$)	2018 (February- December)	2019	2020	2021	2022	2023+	TOTAL
GROSS TOTAL	93,501	55,892	47,297	41,129	38,721	179,797	456,338
PUBLIC SECTOR	19,804	14,879	13,324	15,313	11,523	97,182	172,024
PRINCIPAL	15,181	10,362	9,278	11,676	8,213	66,189	120,898
INTEREST	4,623	4,517	4,045	3,637	3,310	30,993	51,125
PRIVATE SECTOR	73,697	41,013	33,974	25,816	27,199	82,615	284,314
PRINCIPAL	68,759	35,168	28,632	21,482	22,232	68,308	244,580
INTEREST	4,939	5,845	5,342	4,335	4,967	14,307	39,735

(1)	Provisional.
(2)	Cross rates based on January 31, 2018.
(3)

Repayments regarding Non-Guaranteed Trade Arrears, deposits within CBRT, short-term private sector trade credits, short-term private bank deposits, and private sector bank loans with maturity less than 180days are excluded.

Sources: UT, CBRT

The following table presents Turkey’s central government external debt issued between January 1, 2013 and December 31, 2017:

Table 90

Central Government External Debt of Turkey (as of December31, 2017)

	Agreement Date	Currency	Maturity (Years)	Outstanding Amount (Million USD)
Bond				31,225
Monetary Institutions	Various (08-Jan-2013-01-Dec-2017)	USD-EUR-JYP	Various (3-31)	31,225
Loan				3,962
Governmental Organizations	(27-Jan-2014-15-Dec-2016)	EUR	(15-17)	405
Monetary Institutions	Various (08-Mar-2013-18-Dec-2014)	USD-EUR-CHF	Various (6-8)	552
International Organizations	Various (15-Feb-2013-11-Sep-2017)	USD-EUR-SDR	Various (10-25)	3,006
Total				35,188

Source: UT

The following table presents Turkey’s public guaranteed external debt provided between January 1, 2013 and December 31, 2017:

Table 91

External Debt of Turkey (Public Guaranteed)

Agreement Date (dd.mm.yyyy)	Currency	Debt Disbursed and Outstanding($)	Maturity (Year)	Interest Type	Interest Rate /Margin
26.03.2013	USD	50,581,872.00	10.01	LIUSD6MD	1.5
25.04.2013	EUR	9,084,428.59	14.01	EURIBOR6MD	0.689
25.04.2013	EUR	9,910,285.72	14.01		0.98
25.04.2013	EUR	21,274,080.00	14.01		0.56
25.04.2013	EUR	24,973,920.00	14.01		0.90
25.04.2013	EUR	42,944,571.43	14.01		0.73
24.04.2013	EUR	13,626,642.86	11.48	EURIBOR6MD	0.74
24.04.2013	EUR	15,714,285.71	11.48	LIUSD6MD	0.88
24.04.2013	EUR	17,142,857.14	11.48	LIUSD6MD	0.73
24.04.2013	EUR	24,775,714.28	11.48	EURIBOR6MD	0.74
24.04.2013	EUR	32,712,777.17	11.48	EURIBOR6MD	0.73
3.06.2013	EUR	17,343,000.00	10.08	EURIBOR6MD	0.21
3.06.2013	EUR	20,811,600.00	10.08	EURIBOR6MD	0.05
3.06.2013	EUR	20,811,600.00	10.08	EURIBOR6MD	0.32
3.06.2013	EUR	23,124,000.00	10.08	EURIBOR6MD	0.19
6.05.2013	USD	67,000,000.00	29.88	WBSCLUS6A98	0.01
6.05.2013	USD	6,279,293.00	29.88	LIUSD6MD	1.54
6.05.2013	USD	7,449,240.00	29.88		1.54
6.05.2013	USD	15,000,000.00	29.88	LIUSD6MD	1.00
6.05.2013	USD	27,815,066.19	29.84	WBSCLUS6A98	0.80
22.08.2013	USD	295,590,467.00	29.63	LIUSD6MD	0.47
15.07.2013	EUR	16,035,061.94	9.05		11.20
15.07.2013	EUR	19,270,000.02	9.05	EURIBOR6MD	0.52
16.09.2013	EUR	38,540,000.01	10.45		2.04
16.09.2013	EUR	57,810,000.00	10.45		0.65
18.09.2013	EUR	23,124,000.00	9.53		1.93
18.09.2013	EUR	23,124,000.00	9.53		2.01
18.09.2013	EUR	26,944,000.00	9.53		2.69
18.09.2013	EUR	27,516,000.00	9.53		2.95
10.10.2013	EUR	92,495,999.99	10.23		3.20
24.10.2013	EUR	46,248,000.00	9.52	EURIBOR6MD	0.65
24.10.2013	EUR	52,029,000.00	9.52	EURIBOR6MD	0.74
3.12.2013	EUR	3,846,992.75	10.75		1.54
3.12.2013	EUR	5,500,000.00	10.75		2.11
3.12.2013	EUR	9,249,600.00	10.75	EURIBOR6MD	0.74
3.12.2013	EUR	13,402,670.40	10.75		0.97
3.12.2013	EUR	15,064,707.90	10.75	EURIBOR6MD	0.33
3.12.2013	EUR	38,289,114.50	10.75		0.43
3.12.2013	EUR	40,467,000.00	10.75		0.52
3.12.2013	EUR	40,467,000.00	10.75		0.97
4.12.2013	EUR	23,124,000.00	9.53	EURIBOR6MD	0.74
4.12.2013	EUR	27,634,000.00	9.53	LIEUR6MD	0.66
4.12.2013	EUR	28,905,000.00	9.53		0.65
4.12.2013	EUR	31,025,000.00	9.53		0.89
4.12.2013	EUR	57,810,000.00	9.53	EURIBOR6MD	0.41
19.12.2013	EUR	15,608,700.00	9.16	EURIBOR6MD	0.19
19.12.2013	EUR	25,494,210.00	9.16	EURIBOR6MD	0.32

Agreement Date (dd.mm.yyyy)	Currency	Debt Disbursed and Outstanding($)	Maturity (Year)	Interest Type	Interest Rate /Margin
19.12.2013	EUR	32,373,600.00	9.16	EURIBOR6MD	0.08
20.12.2013	EUR	34,214,895.90	20.04		2.45
30.12.2013	USD	100,833,333.34	16.24		3.95
30.12.2013	USD	110,000,000.00	16.24		3.39
19.12.2013	EUR	54,865,000.00	14.28	LIUSD6MD	0.85
19.12.2013	EUR	63,872,941.18	14.28	LIUSD6MD	0.78
26.06.2014	EUR	161,868,000.00	10.52		3.10
2.12.2014	EUR	28,905,000.00	12.13		1.29
2.12.2014	EUR	28,905,000.00	12.13		1.73
10.07.2014	EUR	147,592,615.73	17.78	WBVSLEUR6A09	0.27
10.07.2014	USD	14,219,324.81	19.78		0.75
2.10.2014	USD	304,275,924.52	15.42	WBVSLUSD6A09	0.30
8.07.2014	EUR	5,940,000.00	9.53	LIUSD6MD	0.33
8.07.2014	EUR	10,405,800.00	9.53	EURIBOR6MD	0.63
8.07.2014	EUR	17,820,000.00	9.53		2.75
8.07.2014	EUR	18,636,000.00	9.53		2.67
8.07.2014	EUR	20,811,600.00	9.53		1.32
8.07.2014	EUR	40,467,000.00	9.53		1.08
22.08.2014	USD	50,988,420.00	27.58	EURIBOR6MD	0.50
22.08.2014	USD	189,358,225.70	27.58	LIUSD6MD	0.47
22.09.2014	EUR	34,686,000.00	15.53	EURIBOR6MD	0.80
22.09.2014	EUR	75,712,000.00	15.53	EURIBOR6MD	0.80
7.11.2014	EUR	11,060,000.00	9.53		2.56
7.11.2014	EUR	11,562,000.00	9.53		0.94
7.11.2014	EUR	20,603,333.33	9.53		2.72
7.11.2014	EUR	77,080,000.00	9.53		0.64
7.11.2014	EUR	77,080,000.00	9.53		1.07
7.11.2014	EUR	123,920,000.00	8.15	LIUSD6MD	0.60
6.11.2014	EUR	115,620,000.00	9.53	EURIBOR6MD	0.51
24.11.2014	EUR	27,255,000.00	13.53	LIUSD6MD	0.71
24.11.2014	EUR	28,075,000.00	13.53	LIUSD6MD	1.55
24.11.2014	EUR	28,905,000.00	13.53	EURIBOR6MD	0.44
24.11.2014	EUR	28,905,000.00	13.53	EURIBOR6MD	0.76
10.12.2014	EUR	28,905,000.00	9.06	LIEUR6MD	0.49
10.12.2014	EUR	28,905,000.00	9.06		0.34
10.12.2014	EUR	28,905,000.00	9.06		0.49
9.12.2014	EUR	16,331,325.00	15.00	EURIBOR6MD	0.76
9.12.2014	EUR	41,623,200.00	15.00	LIEUR6MD	0.66
26.03.2015	USD	76,910,000.00	12.01	LIUSD6MD	1.50
27.03.2015	USD	57,712,853.00	12.01	LIUSD6MD	1.50
26.05.2015	EUR	2,507,460.00	9.32	LIUSD6MD	0.68
26.05.2015	EUR	10,000,000.00	9.32	LIUSD6MD	0.73
26.05.2015	EUR	47,312,451.43	9.32		0.45
26.05.2015	EUR	55,150,740.00	9.32	EURIBOR6MD	0.39

Agreement Date (dd.mm.yyyy)	Currency	Debt Disbursed and Outstanding($)	Maturity (Year)	Interest Type	Interest Rate /Margin
28.05.2015	EUR	115,620,000.00	9.52	EURIBOR6MD	0.40
28.05.2015	EUR	11,055,000.00	9.52		2.33
28.05.2015	EUR	16,582,500.00	9.52	LIUSD6MD	1.32
28.05.2015	EUR	27,637,500.00	9.52		2.49
28.05.2015	EUR	57,810,000.00	9.52		1.32
15.05.2015	JPY	87,577,042.86	24.95	LIJPY6MD	0.20
28.05.2015	EUR	32,148,855.76	9.52		11.40
28.05.2015	EUR	35,239,344.95	9.52		10.82
24.06.2015	EUR	231,240,000.00	10.02		2.35
3.06.2015	USD	300,000,000.00	14.92	LIUSD6MD	1.35
25.08.2015	EUR	52,029,000.00	7.73	EURIBOR6MD	0.01
25.08.2015	EUR	57,810,000.00	7.73	EURIBOR6MD	0.02
6.11.2015	EUR	27,352,500.00	12.56	LIUSD6MD	0.74
6.11.2015	EUR	28,567,500.00	12.56		2.49
6.11.2015	EUR	86,715,000.00	12.56		0.88
6.11.2015	EUR	86,715,000.00	12.56		1.26
28.12.2015	USD	155,362,076.56	19.73	LIUSD6MD	0.95
29.12.2015	USD	31,554,000.00	11.83	LIUSD6MD	1.55
29.12.2015	USD	69,100,000.00	11.83	LIUSD6MD	1.55
29.12.2015	USD	169,346,000.00	11.83	LIUSD6MD	1.55
4.02.2016	EUR	57,810,000.00	9.38		0.72
4.02.2016	EUR	57,810,000.00	9.38		0.77
5.05.2016	EUR	56,750,000.00	8.18		2.18
5.05.2016	EUR	57,810,000.00	8.18		2.18
6.05.2016	EUR	115,620,000.00	8.64	EURIBOR6MD	0.35
6.05.2016	EUR	115,620,000.00	8.64	EURIBOR6MD	0.48
6.05.2016	EUR	35,101,826.58	12.64		10.21
6.05.2016	EUR	57,810,000.00	12.64		1.13
24.10.2016	USD	241,750,000.00	21.74	LIUSD6MD	0.71
29.08.2016	EUR	89,966,338.77	20.14	EURIBOR6MD	1.55
30.11.2016	USD	30,175,000.00	24.23	LIUSD6MD	0.61
30.11.2016	USD	30,375,000.00	27.31	LIUSD6MD	0.81
28.10.2016	EUR	17,840,800.00	13.50		3.20
26.12.2016	USD	340,944,836.00	23.95	LIUSD6MD	0.13
26.12.2016	EUR	408,138.60	29.74	EURIBOR6MD	1.40
16.12.2016	EUR	105,730,000.00	8.23	LIUSD6MD	0.76
20.12.2016	EUR	34,686,000.00	8.02		0.38
20.12.2016	EUR	34,686,000.00	8.02		0.38
22.12.2016	EUR	27,947,500.00	8.46		2.84
22.12.2016	EUR	86,715,000.00	8.46		0.78
27.12.2016	EUR	57,405,068.00	8.31		2.23
9.02.2017	EUR	18,499,200.00	9.09		0.72
9.02.2017	EUR	20,811,600.00	9.09		0.74
9.02.2017	EUR	34,686,000.00	9.09		1.10

Agreement Date (dd.mm.yyyy)	Currency	Debt Disbursed and Outstanding($)	Maturity (Year)	Interest Type	Interest Rate /Margin
27.12.2017	EUR	28,905,000.00	6.12	EURIBOR6MD	0.12
27.12.2017	EUR	57,810,000.00	6.12	EURIBOR6MD	0.04

Source: UT

RISK MANAGEMENT

In order to increase fiscal discipline, transparency, accountability and effectiveness in the management of debt and claims, Law No.4749 implemented an active risk management strategy and took measures to limit the potential effects of guarantees and on-lent loans provided by the Treasury. In this context, to establish the necessary legal and organizational infrastructure for the management of public debt and receivables based on risk analysis, a Risk Management Unit was established. In addition, a Debt and Risk Management Committee was established within the Undersecretariat of the Treasury to ensure coordination and efficiency in debt management. Within this framework, the debt management strategy is executed in line with the main principles of transparency, accountability and predictability. With the help of this institutional infrastructure, the risk management unit has been operational since 2004 and continues to perform its routinely assigned duties, such as providing monthly and quarterly risk monitoring and analysis notes to the Debt and Risk Management Committee. Monthly and annual debt management reports have been published to discuss the developments in the area of public debt and risk management. Furthermore, the Risk Management Unit developed a debt strategy analysis model for the medium-term and produces valuation of the portfolio of explicit contingent liabilities of the state. Also, the Risk Management Unit produces cash flow reports, risk indicator reports and medium and long-term borrowing scenarios in order to evaluate financial risks.

The operational risk management activities regarding debt, cash and receivables management have been implemented since 2008. The existing operational risk management framework has been developed and used as an input in the completion process of Emergency and Business Continuity Plan (“EBCP”). The generation of business impact analysis and business flowcharts for critical processes have been used to improve institutional mechanisms and helped to develop the integrated strategies. In that regard, the finalization of EBCP has been a milestone regarding the management of operational risks. Accordingly, three years after the practice was conducted in 2013, the test or critical processes was repeated in March 2016 to serve for a more efficient functioning of the debt management.

The borrowing strategy aims to enhance transparency and the effectiveness of public debt management at an appropriate cost with a prudent level of risk. This is achieved through strategic benchmarking which has been used since 2004. Major components of this strategy, which are determined for a three-year period with a rolling basis in accordance with the aforementioned cost and risk analysis, are as follows for the period 2018-2020:

•	To borrow mainly in TL;

•	To use fixed rate instruments as the major source of TL borrowing and to decrease the share of debt stock with interest rate re-fixing period of less than 12months;

•	To increase the average maturity taking market conditions into consideration and to decrease the share of debt maturing within 12months; and

•	To keep a certain level of cash reserve in order to reduce the liquidity risk associated with cash and debt management.

Tight fiscal policies created room for the implementation of decisive strategic benchmarks which in turn strengthened the structure of the public debt portfolio substantially against adverse shocks.

Significant progress has also been made in decreasing the public debt to GDP ratio. In that regard, the general government nominal debt stock defined by EU standards to GDP ratio declined to 28.3% at the end of 2017 thanks to strong growth prospects and positive budget practices. Moreover, the 2018-2020 Medium Term Program envisages the declining trend to continue in the program period. As a result of borrowing policies aimed at reducing the sensitivity of debt stock to interest rate and foreign exchange rate fluctuations, the share of both floating rate and foreign currency denominated debt decreased gradually over the last decade. The share of floating rate debt stock in the Central Government debt stock fell to 26.3% in 2017 from 31.3% in 2013 and the duration of TL-denominated cash based domestic debt stock increased to 31.4 months from 23.1 months in the same period.